Exhibit 99.1

NEW FOUND GOLD CORP.

ANNUAL INFORMATION FORM

For the year ended December 31, 2023

Dated: March 21, 2024

14	INTERESTS OF EXPERTS	174
15	ADDITIONAL INFORMATION	174
SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.		1

1	PRELIMINARY NOTES

In this Annual Information Form (“AIF”), “New Found”, “NFG” or the “Company” refers to New Found Gold Corp.

All information contained herein is as at December 31, 2023, unless otherwise stated.

1.1	Financial Statements

New Found’s financial statements for the fiscal year ended December 31, 2023, were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This AIF should be read in conjunction with New Found’s audited financial statements and notes thereto, as well as the management’s discussion and analysis for the years ended December 31, 2023 and 2022. The financial statements and management’s discussion and analysis are available at New Found’s website at https://newfoundgold.ca/ or under New Found’s profile on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) website at www.sec.gov of the United States Securities and Exchange Commission (the “SEC”).

1.2	Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified. References to “US$” are to United States Dollars.

1.3	Cautionary Statement Regarding Forward-Looking Information

This AIF contains “forward-looking information” and “forward-looking statements” (referred to together herein as “forward-looking information”). Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of AIF, and include, but are not limited to, statements regarding discussions of results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities and statements as to management’s expectations with respect to, among other things, the activities contemplated in this AIF.

Forward-looking statements included or incorporated by reference in this AIF include, without limitation, statements related to the Queensway Project (as such term is defined herein) and the Company’s planned and future exploration on the Queensway Project; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; and the Company’s expectations with respect to the ThreeD Claim (as defined below).

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of New Found to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation, the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate, finance or receive regulatory approval for any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as pandemics may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action; economic and other consequences from the Israel-Hamas war; inflationary cost pressures may escalate the Company’s operating costs; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; risks related to uninsured or partially insured losses; risks related to compliance with securities laws and listing requirements; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; and other factors discussed under “Risk Factors”.

In making the forward-looking statements in this AIF, New Found has applied several material assumptions, including without limitation, the assumptions that: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Technical Report (as such term is defined herein); the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory, exchange and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; and availability of equipment.

Certain of the risks and assumptions are described in more detail under the heading “Risk Factors” herein and in New Found’s audited financial statements and management discussion and analysis for the years ended December 31, 2023 and 2022, available at New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The actual results or performance by New Found could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, New Found is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

2	CORPORATE STRUCTURE
2.1	Name, address and incorporation

New Found was incorporated under the Business Corporations Act (Ontario) as Palisade Resources Corp. on January 6, 2016. By articles of amendment effective June 20, 2017, the Company’s name was changed to New Found Gold Corp.

On June 23, 2020, the Company continued into British Columbia under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). The Company’s head office is located at WeWork c/o New Found Gold Corp., 1600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L4, Canada. The Company’s registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

New Found does not have any subsidiaries.

3	GENERAL DEVELOPMENT OF THE BUSINESS
3.1	Overview of the Company
3.1.1	General

New Found is a mineral exploration company involved in the identification, acquisition and exploration of mineral properties primarily in the Province of Newfoundland and Labrador. The Company’s exploration is focused on discovering and delineating gold resources. The Company has one material property: the Queensway Project located in Newfoundland, Canada (the “Queensway Project”, the “Queensway Property”, or the “Property”). At present, the Queensway Project does not have any known mineral resources or reserves.

Since incorporation, the Company has taken the following steps in developing its business: (i) identified and acquired mineral properties with sufficient merit to warrant exploration; (ii) raised funds to progress the Company’s exploration activities on its mineral properties, as described herein; (iii) completed technical reports on the Queensway Project, including the technical report titled “NI 43-101 Technical Report, January 2023 Exploration Update at New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada”, with an effective date of January 24, 2023, prepared by D. Roy Eccles, M.Sc., P. Geol. P Geo. of APEX Geoscience Ltd. in compliance with National Instrument 43-101 (“NI 43-101”) (the “Technical Report”); (iv) undertaken exploration programs, including a 650,000 metre drill program, on the Queensway Project; and (v) retained directors, officers and employees with the skills required to successfully operate a public mineral exploration company.

The Company is a reporting issuer in all provinces and territories in Canada and is subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Shares (as defined herein) of the Company trade on the TSX Venture Exchange (the “TSXV”) under the symbol “NFG” and on the NYSE American stock exchange (the “NYSE American”) under the symbol “NFGC”.

3.2	Business of the Company
3.2.1	Principal Operations

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Province of Newfoundland and Labrador, Canada.

3.2.2	Competitive Conditions

The mineral exploration and mining industry is competitive in all phases of exploration, development and production. The Company competes with a number of other entities and individuals in the search for and the acquisition of attractive mineral properties. As a result of this competition, the Company may not be able to acquire attractive properties in the future on terms it considers acceptable. The Company may also encounter competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary funding or acquire suitable properties or prospects for mineral exploration in the future. See “Risk Factors – Competition and Mineral Exploration”.

3.2.3	Specialized Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include, but are not limited to, expertise related to mineral exploration, geology, drilling, permitting, metallurgy, logistical planning, and implementation of exploration programs, as well as legal compliance, finance, and accounting. The Company expects to rely upon various legal and financial advisors, consultants, and others in the operation and management of its business. See “Risk Factors – Dependence on Management and Key Personnel”.

3.2.4	Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, inclement weather, frozen ground and restricted access due to snow, ice, or other weather-related factors. In addition, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace.

3.2.5	Employees

At December 31, 2023, the Company had 98 employees, and at the date of this AIF, the Company has 63 employees. The Company also relies on consultants and contractors to carry on its business activities and, in particular, to supervise and carry-out mineral exploration on its Queensway Project.

3.2.6	Environmental Protection

The Company is currently engaged in exploration activities on its Queensway Project and such activities are subject to various laws, rules, and regulations governing the protection of the environment. Corporate obligations to protect the environment under the various regulatory regimes in which the Company operates may affect the financial position, operational performance, and earnings of the Company. A breach of such legislation may result in imposition of fines and penalties. Management believes all of the Company’s activities are in material compliance with all applicable environmental legislation. See “Risk Factors – Environmental Risks”.

3.2.7	Social or Environmental Policies

The Company is committed to conducting its operations in accordance with sound social and environmental practices. At present, the scale of operations has not required the adoption of formal policies. The Company will re-evaluate this position if and when necessary.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

3.3	Three-year History
3.3.1	NYSE American Listing

On February 1, 2021, the Company announced it had filed a Form 20-F registration statement with the SEC with the intention of applying to list its Common Shares on the NYSE American. On September 24, 2021, the Company announced that it expected its Common Shares to commence trading on the NYSE American on or about September

29, 2021. On September 29, 2021, the Company announced that the Common Shares commenced trading on the NYSE American under ticker symbol “NFGC” at the open of markets on September 29, 2021. Concurrent with the start of trading on the NYSE American, the Common Shares ceased trading on the OTC Markets.

3.3.2	Financings

November 2023 $56 Million Bought Deal Financing

On October 30, 2023, the Company announced it entered into an agreement with BMO Nesbitt Burns Inc. on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a “bought deal” basis, 7,725,000 Common Shares that qualify as “flow-through shares” (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at a price of $7.25 per flow-through Common Share (the “2023 Offering Price”) for aggregate gross proceeds of $56,006,250. The Company granted the underwriters an option to purchase up to an additional 1,158,750 flow-through Common Shares at the 2023 Offering Price for the purpose of covering the underwriters’ over-allocation position.

On November 6, 2023, the Company announced it closed the offering of 7,725,000 flow through Common Shares for aggregate gross proceeds of $56,006,250. These flow-through Common Shares were offered by way of a prospectus supplement dated November 1, 2023, to the 2022 Base Shelf (as defined herein) in each of the provinces and territories of Canada (other than Québec) and were also offered by way of U.S. prospectus supplement contained in the effective Registration Statement.

December 2022 Flow-Through Public Offering

On December 7, 2022, the Company announced it entered into an agreement with BMO Nesbitt Burns Inc. on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a “bought deal” basis, 6,250,000 Common Shares that qualify as “flow-through shares” within the meaning of the Tax Act at a price of $8.00 per flow-through Common Share (the “2022 Offering Price”) for aggregate gross proceeds of $50,000,000. The Company granted the underwriters an option to purchase up to an additional 937,500 flow-through Common Shares at the 2022 Offering Price for the purpose of covering the underwriters’ over-allocation position.

On December 14, 2022, the Company announced it closed the offering of 6,250,000 flow through Common Shares for aggregate gross proceeds of $50,000,000. Eric Sprott participated to maintain his 19.9% interest in the Company. These flow-through Common Shares were offered by way of a prospectus supplement dated December 9, 2022, to the 2022 Base Shelf in each of the provinces and territories of Canada (other than Québec) and were also offered by way of U.S. prospectus supplement contained in the effective Registration Statement.

August 2022 At-The-Market Offering

On August 26, 2022, the Company announced that it had entered into an equity distribution agreement dated August 26, 2022, providing for an at-the-market equity offering program (“ATM”), with BMO Nesbitt Burns Inc. and Paradigm Capital Inc., as the Canadian agents, and BMO Capital Markets Corp., as the U.S. agent. The intention of the ATM was to allow New Found, through the agents and from time to time, to offer and sell, in Canada and the United States through the facilities of the TSXV and NYSE American, such number of Common Shares as would have an aggregate offering price of up to US$100 million. The sales of Common Shares through the ATM were made pursuant to, and qualified in Canada by, a prospectus supplement dated August, 26, 2022, to the 2022 Base Shelf prospectus and in the U.S. pursuant to a prospectus supplement contained in the effective Registration Statement.

During the twelve months ended December 31, 2022, the Company sold 500,229 Common Shares under the ATM at an average price of $5.097 for gross proceeds of $2,549,677, or net proceeds of $2,489,754, and paid an aggregate commission of $59,923.

During the twelve months ended December 31, 2023, the Company sold 3,552,224 Common Shares under the ATM at an average price of $6.47 for gross proceeds of $22,980,338, or net proceeds of $22,440,215, and paid an aggregate commission of $540,123.

2022 Base Shelf Prospectus

On July 22, 2022, the Company filed a final short form base shelf prospectus (the “2022 Base Shelf”) and a United States registration statement on Form F-10 (File No. 333-266285) with the SEC (the “Registration Statement”) with respect to offerings of securities of the Company to raise aggregate gross proceeds of up to US$300 million over 25 months.

November 2021 Flow-Through Private Placement

On November 24, 2021, the Company completed a non-brokered private placement to Eric Sprott of 5,000,000 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $9.60 per flow-through Common Share for gross proceeds of $48,000,000.

August 2021 Flow-Through Public Offering

On August 17, 2021, the Company announced it entered into an agreement with Canaccord Genuity Corp. and BMO Capital Markets on behalf of a syndicate of underwriters, pursuant to which the underwriters agreed to purchase, on a “bought deal” basis, 4,390,000 Common Shares that qualify as “flow-through shares” (within the meaning of the Tax Act) at a price of $11.39 per Common Share for gross proceeds of $50,002,100. The Company granted the underwriters an option to purchase up to an additional 15% of the number of Common Shares sold under the offering to cover over-allotments, if any, and for market stabilization purposes.

On August 24, 2021, the Company announced it closed the offering of 5,048,500 Common Shares for gross proceeds of $57,502,415, which included the full exercise of the underwriters’ over-allotment option. Eric Sprott participated for approximately 19.9% of the financing to maintain his interest in the Company. The Common Shares were offered by way of a prospectus supplement in each of the provinces of Canada (other than Québec) and were also offered by way of private placement in the United States.

2021 Base Shelf Prospectus

On July 27, 2021, the Company filed a final short form base shelf prospectus with respect to offerings of securities of the Company to raise aggregate gross proceeds of up to $100 million over 25 months.

April 2021 Non-Brokered Flow-Through Private Placement

On April 8, 2021, the Company completed a non-brokered private placement of 2,857,000 Common Shares that qualified as “flow-through shares” (within the meaning of the Tax Act) at a price of $5.25 per flow-through Common Share for gross proceeds of $14,999,250.

3.3.3	Disposal of Lucky Strike Property and Investment in Kirkland Lake Discoveries Corp.

On May 25, 2023, the Company disposed of its 100% interest in its Lucky Strike Project (as defined herein) to Kirkland Lake Discoveries Corp. (formerly Warrior Gold Inc.) (“KLD”) for total non-cash consideration comprised of 28,612,500 common shares of KLD (the “KLD Shares”) and a 1.0% net smelter return royalty on future production from the mineral claims. The investment represented 32.29% of the issued and outstanding common shares of KLD at the time of closing, and as at December 31, 2023. The Company exercised its right to nominate two additional directors to the board of directors of KLD and the companies have a director and officer in common, Denis Laviolette, who was appointed to the board of KLD at the time of closing.

Based on assessments of the relevant facts and circumstances, primarily, the Company's ownership interests, board representation and ability to influence operating, strategic and financing decisions, the Company concluded that it has had significant influence over KLD for the period from May 25, 2023, to December 31, 2023, and has accounted for its investment in KLD as an investment in an associate.

The common shares of KLD are listed on the TSXV.

3.3.4	Participation in Brokered Note Offering by Maritime Resources Corp.

On August 14, 2023, the Company participated in a brokered note offering completed by Maritime Resources Corp. consisting of the issuance of non‐convertible senior secured notes and common share purchase warrants. The Company subscribed for 2,000 non‐convertible senior secured notes, which mature on August 14, 2025, with a face value of US$1,000 each. These non‐convertible senior secured notes were issued at a 2.0% original issue discount on the principal amount for a gross investment of US$1,960,000 (CAD$2,638,500).

3.3.5	Royalty Purchases

On November 15, 2021, the Company announced that it had entered into three royalty purchase agreements (the “Royalty Purchase Agreements”) with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), whereby New Found would purchase 100% of each Vendor’s royalty interests (the “Royalty Interests”), each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (as defined below). New Found had previously granted the Vendors the Royalty Interests under a Net Smelter Royalty Agreement dated as of July 15, 2016. These properties cover key target areas on the Queensway Project and include the Company’s Keats, Golden Joint, and Lotto discoveries. Subsequent to completion of the transaction, there was to remain a low royalty burden of just 0.4% on the ground covering the Keats-Golden Joint-Lotto-Big Dave corridor. On November 25, 2021, the Company announced that it had closed its previously-announced acquisition of three royalty interests (the “Royalty Interest Acquisition”) with the Vendors whereby New Found purchased the Royalty Interests. Pursuant to the Royalty Interest Acquisition, New Found paid $1,300,000 cash consideration and issued 152,941 Common Shares to each Vendor, for an aggregate cash consideration of $3,900,000 and aggregate share consideration of 458,823 Common Shares. All securities issued pursuant to the Royalty Purchase Agreements were subject to a hold period under applicable Canadian securities laws, which expired four months plus one day from the date of closing of the Royalty Interest Acquisition.

3.3.6	Novo Transaction

On March 6, 2020, the Company issued 15,000,000 Common Shares to Novo Resources Corp., a TSXV-listed mineral exploration and development corporation (“Novo”), at a subscription price of $1.12 per Common Share, which was paid to the Company by the issuance of 6,944,444 common shares in the capital of Novo. Upon closing of the transaction, Novo owned approximately 15.97% of the Company’s issued and outstanding Common Shares and New Found owned approximately 3.73% of the issued and outstanding common shares of Novo. Pursuant to the terms of the transaction, Novo had the right to appoint a director to the Board (as defined herein) at any time until March 6, 2023, provided that Novo holds no less than 10% of the issued and outstanding Common Shares. In connection with Novo’s right to appoint a director to the Board, Novo appointed Dr. Quinton Hennigh as its director nominee. Dr. Hennigh was elected to the Board on June 17, 2020. On April 27, 2022, Eric Sprott announced that 2176423 Ontario Ltd., a corporation which is beneficially owned by him, acquired 8,250,000 Common Shares from Novo at $8.35 per Common Share for consideration of $68,887,500 in connection with the first tranche closing of the private agreement transaction announced by him on April 12, 2022. A second tranche closed on August 8, 2022, for an additional 6,750,000 Common Shares at $8.45 per Common Share for a total consideration of $125,925,000 for all of Novo’s Common Shares.

3.3.7	Director and Officer Appointments and Resignations

On October 11, 2022, the Company announced the appointment of Raymond Threlkeld as an independent member of the Company’s board of directors (the “Board”).

On June 7, 2022, the Company announced the appointment of Ron Hampton as Chief Development Officer of the Company and the resignation of Dr. Quinton Hennigh as a director of the Company.

On April 14, 2022, the Company announced that Craig Roberts resigned as Chief Executive Officer and as a director of the Company, Collin Kettell was appointed as Chief Executive Officer of the Company and Vijay Mehta was

appointed as a director of the Company. As part of a planned transition, Craig Roberts continued with the Company as a full-time consultant in the role of Lead Advisor until November 2022.

On September 27, 2021, the Company announced the appointment of Melissa Render, P.Geo., as Vice President of Exploration.

On May 11, 2021, the Company announced the appointment of Douglas Hurst as a director of the Company and the resignation of John Anderson as a director of the Company.

3.3.8	Recent Events

On August 17, 2020, the Company announced it had initiated a 100,000m HQ-size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it had increased the drilling program started in 2020 to a total of 200,000m. This program was further expanded on October 15, 2021, to 400,000m, on January 3, 2023, to 500,000m, and, additionally, on January 4, 2024, to 650,000m. The drilling program is designed to test multiple exploration targets and zones along the 9.45km of the AFZ and 12km of the JBP Fault Zone at QWN. This program is ongoing and the Company currently has four drills operating in Q1 2024.

In March 2023, the Company increased its land package through staking with the addition of four claims at QWN and six claims at QWS, for a total 250ha bringing the project total to 166,475ha.

On March 4, 2024, the Company announced it has received the final dataset and preliminary interpretation of its 3-D and 2-D seismic program completed in late 2023, which outlines the presence of structures and geological features down to a depth of 2.5km that align with known gold-bearing structures closer to surface, and points to additional lineaments that could represent new and untested structures.

Utilizing the seismic data, the primary focus at QWN is on the expansion of known zones of mineralization and testing key discovery areas at depth, such as at Keats, Iceberg, Keats West, K2, Lotto and Jackpot, in addition to new targets generated by the seismic interpretation. Metres have been allocated to regional programs at QWS with the potential for a follow-up program at VOA pending the results of the first-pass program. Regional diamond drilling programs are testing drill-ready targets generated through grassroots exploration activities in addition to follow-up programs from previously completed drill programs at both QWS and VOA.

The majority of drilling to date has occurred along the AFZ with drill counts ranging from 4-15 and a project-wide year-to-date total of 534,960m has been completed in 2,284 holes. The breakdown of metres drilled to date at QWN is as follows: 453 drill holes at the Keats prospect totalling 129,806m, 143 holes at the Keats North prospect totalling 30,895m, 161 holes at the Keats West prospect totalling 30,604m, 98 holes at Iceberg prospect totalling 24,212m, 91 holes at Iceberg East prospect totalling 19,400m, 147 holes at the Golden Joint prospect totalling 35,146m, 98 drill holes at the Lotto prospect totalling 26,485m, 42 drill holes at Lotto North prospect totalling 9,903m, 108 drill holes at the Monte Carlo prospect totalling 23,116m, 148 drill holes at the K2 prospect totalling 27,059m, 111 holes at the Jackpot prospect totalling 23,396m, 73 holes at the Everest prospect totalling 16,663m, 80 drill holes at the Knob/Rocket prospect totally 14,564m and 27 drill holes at the TCH prospect totalling 8,609m, with the balance of 269 drill holes totalling 58,057m completed at other zones/targets along the AFZ including the K2 West, Gambit, Cokes, Little-Powerline, Road, TCW, Dome, Grouse, Gander Outflow, Lonely Mountain and Big Dave.

The Company has also completed follow-up drilling along the JBP Fault Zone with 99 holes totalling 26,681m completed to date at the 798, 1744 and Pocket Pond prospects.

Regionally, at QWS, drilling is ongoing targeting the southern extension of the AFZ in addition to other regional targets; metres drilled to date is 19,059m in 89 drill holes. Along the northern extension of the AFZ on the VOA optioned ground, a first phase of drilling was completed in early 2024 consisting of 6,687m in 27 holes. At Twin Ponds, metres drilled to date is 1,509m in seven drill holes.

4	RISK FACTORS

The business and operations of New Found are speculative due to the high-risk nature of its business, which is the exploration of mineral properties. The risks listed below are not the only risks and uncertainties that New Found faces. Additional risks and uncertainties not presently known to New Found or that New Found currently considers immaterial may also materially impair its business. These risk factors could materially affect New Found’s business, financial condition and future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

If any of the following risks occur, New Found’s business, financial condition and operating results could be materially adversely affected.

4.1	Risks Related to the Company
4.1.1	Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.2	No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.3	No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

4.1.4	Reliability of Historical Information

The Company has relied on, and the disclosure in the Technical Report is based, in part, upon, historical data compiled by previous parties involved with the mineral claims that form the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

4.1.5	Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish mineral resources through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Substantial expenditures are required to establish reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

4.1.6	Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

4.1.7	Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

4.1.8	Acquisition of Additional Mineral Properties

If the Company loses or abandons its interests in its mineral properties, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable securities regulatory authorities. There is also no guarantee that applicable securities regulatory authorities will approve the acquisition of any additional properties by the Company, whether by way of an option or otherwise, should the Company wish to acquire any additional properties.

4.1.9	Government or Regulatory Approvals

Exploration and development activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may be withdrawn or made subject to limitations. There is no guarantee that, upon completion of any exploration, a mining licence will be granted with respect to exploration territory. There can also be no assurance that any exploration licence will be renewed or if so, on what terms. These licences place a range of past, current and future obligations on the Company. In some cases, there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract.

4.1.10	Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favourable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

4.1.11	Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties require significant additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

4.1.12	Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

4.1.13	Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

4.1.14	Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof including those associated with being a public company. Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk.

In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

4.1.15	Global Economy Risk

The volatility of global capital markets, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable.

These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

In addition, as the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The ongoing conflict in Ukraine, the Israel-Hamas war, and the global response to these conflicts as it relates to sanctions, trade embargos and military support has resulted in significant uncertainty as well as economic and supply chain disruptions. Should the Israel-Hamas war expand, or the Ukraine conflict continue for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

4.1.16	Sanctions

The Company’s business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action.

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO, and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom, and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials, and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future.

Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government, companies and certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine, and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada, and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions, and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

4.1.17	Inflation

The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company’s financial performance.

4.1.18	Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss, and other costs and obligations including, without limitation, rehabilitation, and/or compensation.

There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Province of Newfoundland and Labrador.

4.1.19	Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs, or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest, or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it has operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows, or prospects.

4.1.20	Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers, or other qualified personnel required to operate its business. As the Company’s business activity grows, the Company will require additional key financial, administrative, and mining personnel, as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training, and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training, and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition.

4.1.21	First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities.

Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

4.1.22	Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition. See Section 12 – Legal Proceedings and Regulatory Actions.

4.1.23	Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the BCBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

4.1.24	Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes. Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

4.1.25	Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects. There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably, or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

4.1.26Going Concern Risk

The Company’s financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items give rise to material uncertainties that cast significant doubt as to the Company’s ability to continue as a going concern.

4.1.27Reporting Issuer Status

The Company is subject to reporting requirements under applicable securities law, the listing requirements of the TSXV and NYSE American and other applicable securities rules and regulations. Compliance with these requirements can increase legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

4.1.28	Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this AIF, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

4.1.29	Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions, or other catastrophes, pandemics, epidemics, or quarantine restrictions.

4.1.30	Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all.

Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply, transportation and surface facilities are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows, or prospects.

4.1.31	Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial, and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts, and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore, and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

4.1.32	Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism, and theft.

The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data, and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.2	Risks Related to the Company’s Securities
4.2.1	Speculative Nature of Investment Risk

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

4.2.2	Price may not Represent the Company’s Performance or Intrinsic Fair Value

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Common Shares on the TSXV and the NYSE American in the future cannot be predicted.

4.2.3	Securities or Industry Analysts

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market, or its competitors. The Company does not have any control over these analysts and cannot assure that such analysts will cover the Company or provide favourable coverage. If any of the analysts who may cover the Company’s business change their recommendation regarding the Company’s stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analysts who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

4.2.4	Price Volatility of Publicly Traded Securities

The Common Shares are listed on the TSXV and NYSE American. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in gold or other mineral prices or in the Company’s financial condition or results of operations. Other factors unrelated to the Company’s performance that may affect the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. New Found may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Common Shares is affected by many other variables which are not directly related to the Company’s success and are, therefore, not within New Found’s control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s Common Shares, the effect of the dual-listing of the Common Shares including the ability to buy and sell Common Shares in two places, different market conditions in different capital markets, different prevailing trading prices, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares is expected to make the price of the Common Shares volatile in the future, which may result in losses to investors.

4.2.5	Dilution

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute shareholders’ voting power and reduce future potential earnings per Common Share. New Found may sell additional equity securities in future offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance the Company’s operations, development, exploration, acquisitions or other projects. New Found cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Common Share sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per Common Share.

4.2.6	Dividends

To date, the Company has not paid any dividends on the outstanding Common Shares. Any decision to pay dividends on the Common Shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividends and Distributions”.

4.2.7	Exchange Listings

The Company may fail to meet the continued listing requirements for the Common Shares to be listed on the TSXV and/or the NYSE American. If the TSXV or the NYSE American, as applicable, delists the Common Shares from trading on its respective exchange, the Company could face significant material adverse consequences, including: a limited availability of market quotations for the Common Shares; a determination the Common Shares are a “penny stock” which will require brokers trading in the Common Shares to follow more stringent rules and possibly resulting in a reduced level of trading activity in the secondary market for the Common Shares; a limited amount of news and analysts coverage for the Company; and a decreased ability to issue additional securities or obtain additional financing in the future.

4.2.8	The Sarbanes-Oxley Act

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act (“SOX”). Management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the SOX. The SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of the SOX. The Company’s failure to satisfy the requirements of Section 404 of the SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of the SOX.

4.2.9	U.S. Federal Income Tax

The Company may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors. U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective investors should carefully read the tax discussion in any applicable prospectus for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

4.2.10	Foreign Private Issuer

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

4.2.11	Foreign Private Issuer Status

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

4.2.12	Enforcing Judgments in U.S. Courts

As the Company is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult or impossible for investors in the United States to effect service or to realize on judgments obtained in the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws. Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult or impossible for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult or impossible for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities law.

5	QUEENSWAY PROJECT
5.1	Summary

New Found commissioned Apex Geoscience Ltd. (“Apex”) to prepare the Technical Report in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for its 100% owned Queensway Project, located near Gander, Newfoundland, Canada. The Technical Report documents all data and data collection procedures for the Queensway Project up until January 24, 2023. The Technical Report is titled “January 2023 Exploration Update at New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada”. The effective date of the Technical Report is January 24, 2023 (the “Effective Date”).

The Qualified Person for the Technical Report is Roy Eccles, MSc. P.Geol. P.Geo., of Apex (the “QP”). Mr. Eccles is “independent” of the Company, as defined in NI 43-101, and he takes sole responsibility for all sections of the Technical Report. Mr. Eccles visited the Queensway Project site on January 12-13, 2023.

The scientific and technical information in this section relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the Technical Report. Such assumptions, qualifications and procedures are not fully described in this AIF and the following summary does not purport to be a complete summary of the Technical Report. Reference should be made to the full text of the Technical Report, which is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Capitalized terms used but not otherwise defined in this Section 5 have the meanings given to such terms in the Technical Report.

The technical content disclosed in this Section 5 was reviewed and approved by the author of the Technical Report who is a Qualified Person as defined in NI 43-101.

5.2	Property Description, Location and Access
5.2.1	Location and Access

The Queensway Gold Project is on the northeast portion of the Island of Newfoundland in the Province of Newfoundland and Labrador along the east coast of Canada. The northern portion of the Property is transected by the Trans-Canada Highway approximately 12 km west of the Town of Gander, NL. The mineral licences encompass 166,225 hectares in a land position that is approximately 115 km long and 10-30 km wide, from the Trans-Canada Highway (TCH, Route 1) near the Town of Gander to the Bay d’Espoir Highway (Route 360; Figure 1). The approximate centre of the Queensway Project is UTM, Zone 21N, NAD83: 651000 m Easting, 5408000 m Northing.

560000
660000
760000
5560000
5460000
5360000
5260000
NORTHERN PENINSULA
White Bay
BAIE VERTE PENINSULA
Notre Dame Bay
Hamilton Sound
Queensway Property
Lewisporte
Botwood
Bishop's Falls
Grand Falls - Windsor
Grand Falls -Windsor
Gander
Glenwood & Appleton
Deer Lake
1
360
NEWFOUNDLAND AND LA
TERRE-NEUVE-ET-LABR
NEWFOUNDLAND
Bonavista Bay
Trinity Bay
Conception Bay
St. John's
Bay d'Espoir
Belle Bay
Fortune Bay
Western Channel
Eastern Channel
Placentia Bay
AVALON PENINSULA
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Queensway Property
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Montreal
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Nova Scotia
St. John's
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Legend
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NEWFOUND GOLD CORP
Queensway Project, NL, Canada
General Location
1:2,500,000
UTM N83 Zone 21
Jan 2023
0
80
km
APEX Geoscience Ltd.

Figure 1. Location of the Queensway Project mineral claims (Source: Apex)

The Queensway Property can be accessed by commercial airlines to the Gander International Airport and by vehicle from the Town of Gander via the Trans-Canada Highway which passes through the Queensway North (“QWN”) and the Twin Ponds blocks. The Property can also be accessed by secondary highways and gravel access roads, including the Appleton Fault Zone (“APZ”) road, the Joe Batt’s Pond Fault Zone (Joe Batt’s Pond Fault Zone) road to H Pond, and Joe Batt’s Pond Road. All Terrain Vehicle (“ATV”) trails and winter roads provide access throughout the Queensway Property. In addition to road and ATV access, the mineral licences along the shores of Gander Lake can be accessed by boat. The Property can also be accessed by helicopter from airport bases from the towns of Appleton and Gander, NL, and from small craft float planes based at the international airport in Gander.

The nearest seaports are north of the Trans-Canada Highway at the towns of Lewisporte and Botwood, NL, which are approximately 40 and 70 km, respectively, by road from the Town of Glenwood, NL. Both port locations have excellent harbour facilities and capabilities.

The proximity to Gander, NL, provides the Queensway Project with the benefits of a local community with an approximate population of nearly 12,000 persons (2021 Census of Population), which includes accommodation, restaurants, hardware, garages, office space, etc. within a short drive from the property and fieldwork. This is made possible by its proximity to the town of Gander, 12 km to the east of the QWN claims along the Trans-Canada Highway (Figure 2). Gander has many amenities that one would expect to find in a major city: an international airport and most of the equipment and supplies required for exploration. The people of Gander are also a source for much of the labour required for NFG’s exploration programs.

The small Town of Appleton lies just within the QWN claims area; the neighbouring Town of Glenwood lies across the Gander River, just to the west of the project’s claims (Figure 2). With a combined population of approximately 1,400 individuals many of whom work in the resource sectors, these towns are also a source for workers and support staff. A helicopter base and an environmental remediation company are in Appleton.

In the Appleton Industrial Park, NFG has purchased eight lots that host a fenced-in core yard, an office trailer, a shipping container, and a trailer-style camp for drill crews.

Electricity is available from the Newfoundland provincial grid, which has three electricity transmission corridors that cross the Queensway Project lands:

●	A 350 kV high voltage direct current line, which passes through the approximate centre of the Queensway South (“QWS”) licences. This is the line that brings electricity from the hydroelectric dams at Churchill Falls and Muskrat Falls in Labrador across the island of Newfoundland to St. John’s.
●	Two 138 kV high voltage alternating current transmission lines to the north of the Trans-Canada Highway on the QWN licences. These supply electricity to the towns of Glenwood, Appleton, and Gander from the hydroelectric dams at Grand Falls, Bishop’s Falls and Norris Arm.
●	A 69 kV high voltage alternating current transmission line that runs across QWN along the Trans-Canada Highway. These also supply electricity to the towns of Glenwood, Appleton, and Gander from hydroelectric dams in north-central Newfoundland.

Other than the Water Use Licences described herein, there is currently no developed water supply or water right attached to the Queensway Project. However, when the need arises, NFG can apply for permission to draw water from the several bodies of water within, or adjacent to, the Company’s mineral claims.

The towns of Appleton, within the QWN claims area, and Glenwood, just to the west, have municipal water and sewer systems.

5.2.2	Mineral Titles

Mineral rights in the Province of Newfoundland and Labrador are managed by the Mineral Lands Division of the Newfoundland Department of Industry, Energy, and Technology, which coordinates map-staking of Crown mineral licences through the online Mineral Lands Administration Portal (MinLAP) system. Within the area of a mineral licence there are separate mineral claims, up to 256 per licence area.

NFG licences were acquired through 1) online map staking with the Government of NL, 2) the successful completion of a series of Option Agreements (9 Option Agreements; New Found Gold Corp., pers. comm., 2023), and 3) as part of a current Option Agreement (New Found Gold Corp., 2022a; see Section 4.5 of the Technical Report). Some licences were acquired via a direct purchase agreement.

With respect to the nature and extent of NFG’s mineral rights interest at the Queensway Property, it can be separated into four general groups based solely on the title of the Licence Holder and is summarized as follows:

●	91.7% of the claims that make up the Queensway Property are fully owned by NFG. They consist of 6,098 claims within 89 mineral licences in QWN, Queensway South, Twin Ponds, South Pond, Bellman’s Pond, and Little Rocky Brook.
●	5.1% of the claims are owned by Aidan O’Neil. They consist of 339 claims within 2 mineral licences at Ten Mile-Duder Lake and South Pond.
●	3.2% of the claims are owned by Suraj Amarnani. They consist of 210 claims within 2 mineral licences at Twin Ponds and QWN.
●	0.03% of the claims are owned by Josh Vann. They consist of 2 claims within 1 mineral licence at Ten Mile-Duder Lake.

Therefore, a total of 8.3% of the claims that make up the Queensway Property are not owned by NFG but rather by separate licence holders and are subject to a single Option Agreement between NFG and the current property owners (Aidan O’Neil, Suraj Amarnani, and Josh Vann).

The province requires licence-holders to spend a minimum amount on their exploration activities each year. These minimum expenditure commitments increase with time: the first five years require $200, $250, $300, $350 and $400/year/claim, respectively. Assessment requirements continue for up to 30 years with increasing costs as follows: $600/claim for years six through ten, $900/claim for years 11 through 15, $1,200/claim for years 16 through 20, $2,000/claim for years 21 through 30. Renewal fees paid directly to the government, which also increase with time, are required every five years (at years 5, 10, 15, 20) and annually for years 21 through 29.

Surface Rights

NFG does not own surface rights on the Queensway Project. On an as-needed basis, NFG negotiates agreements that allow exploration activities to be conducted on property owned and administered by others:

●	The province of Newfoundland and Labrador, which administers Crown Lands,
●	The municipalities of Appleton and Glenwood,
●	Property owners of residential properties in Appleton and Glenwood and of cottages and cabins outside municipal boundaries.

In addition to stipulating the times when the company can conduct work, and the nature of the work that is permitted, these agreements also specify the company’s responsibility for restoring land to an acceptable condition following field activities.

For activities on Crown Lands, approval is required from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. The primary focus of these applications and approvals is to prevent or minimize adverse impacts on the environment, fish, and wildlife; Section 4.7 of the Technical Report summarizes NFG’s environmental permitting activities and the approvals it currently holds.

If the Queensway Project advances to the mine production stage, NFG would need to obtain surface rights by applying for a surface lease to the Department of Industry, Energy and Technology, accompanied by a legal survey. Surface leases are issued by the Minister of Industry, Energy and Technology in consultation with the Minister appointed to administer the Lands Act.

Queensway Property

As seen in Figure 2, New Found has organized its land package into two large groups of contiguous licences, QWN and QWS, separated by Gander Lake. As map-staked mineral licenses, the project lands in the Queensway Project are subject to annual assessment requirements and claim renewal costs. New Found’s minimum exploration expenditure obligation for the entire Queensway Project will be $1,282,559 in 2023; $2,365,291 in 2024; and $3,337,342 in 2025. With the current drilling program scheduled to continue throughout 2023, and with ongoing surface reconnaissance and mapping activities, the money NFG spends on exploration will easily exceed the required minimum. NFG’s annual renewal fees will be $14,075 for the claims that reach their renewal date in 2023; $15,250 for the claims that reach their renewal date in 2024; and $78,295 for the claims that reach their renewal date in 2025.

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Ten Mile-Duder Lake
Lewisporte
South Pond
Bellman's Pond
Little Rocky Brook
Botwood
N
Twin Ponds
Queensway North
Bishop's Falls
Glenwood &Appleton
Gander
Grand Falls - Windsor
Queensway South
Legend
City/Town
Road
Drainage
Waterbody
Mineral Licence Block
Bellman's Pond
Little Rocky Brook
Queensway North
South Pond
Ten Mile-Duder Lake
Twin Ponds
Queensway South
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Queensway Project Mineral Licence Blocks
1:750,000
UTM N83 Zone 21
Jan 2023
0
25
km
APEX Geoscience Ltd.

Figure 2. Groups of mineral licences (Source: Apex)

In addition to the mineral licences staked by NFG, the Queensway Project also includes optioned claim packages that were negotiated by NFG from 2016 through 2018 under nine separate and completed Option Agreements. These Option Agreements granted mineral rights to NFG in return for a combination of scheduled lump-sum payments, NFG shares and NSR royalties to various individual and company optionors.

As of September 2021, when the last of the option payments was made with respect to the nine Option Agreements, NFG had met all the conditions and had earned 100% ownership of the associated mineral licences.

On November 2, 2022, NFG executed a single option agreement (the “Option”) with Aidan O’Neil, Suraj Amarnani, Josh Vann, and VOA Exploration Inc. (collectively, the “Optionors”). The option agreement grants NFG exclusive right and option to acquire a 100% title and interest in a property defined by five mineral licences: 035047M and 035197M, 035048M and 035198M, and 035050M, owned by Aidan O’Neil, Suraj Amarnani, and Josh Vann respectively (Table 3). The claims included in these 5 mineral licences represent 8.3% of the Queensway Property claims (Section 4.2).

In connection with the grant of the Option, NFG shall have the right to enter onto and occupy the optioned property to conduct activities as contemplated in the option agreement.

For NFG to exercise the Option, NFG shall 1) issue an aggregate of 487,078 common shares in capital of NFG (the “Share Issuances”) and 2) make aggregate cash payments of $2,350,000 (the “Cash Payments”) to the Optionors as follows (New Found Gold Corp., 2022a):

1.	$200,000 paid and 39,762 Common Shares issued on the later of (i) Staking Confirmation Date (as defined in the Option Agreement) and (ii) the receipt of the TSXV’s approval.
2.	$200,000 and 39,762 common shares on or before November 2, 2023.
3.	$250,000 and 69,583 common shares on or before November 2, 2024.
4.	$300,000 and 89,463 common shares on or before November 2, 2025.
5.	$600,000 and 129,224 common shares on or before November 2, 2026.
6.	$800,000 and 119,284 common shares on or before November 2, 2027.

NFG shall pay all Cash Payments and register all Common Shares issued under the Agreement to VOA Exploration Inc. unless otherwise instructed in writing by the Optionors. “VOA” Exploration Inc. is the consortium of Vann, O’Neil, and Amarnani.

Upon NFG completing the Cash Payments and the Share Issuances set forth above, NFG will immediately be deemed to have exercised the Option and acquired a 100% interest in the property free and clear of all encumbrances with no further action required by it resulting in the Optionors’ interest in the property being immediately transferred to NFG. The terms of the Option Agreement do not include any mandatory work commitments, advanced royalty payments, or granting of royalties.

A total of 77 out of 94 (82%) of the Queensway Property mineral licences are currently subject to a Net Smelter Return (NSR) royalty; the other 17 licences are not subject to any royalty. Some royalties were formed within agreements between NFG and the various individuals and companies that optioned their mineral rights to NFG in return for financial compensation that included NSR royalties. Others arise from financing provided by EarthLabs Inc. (“EarthLabs”) (formerly GoldSpot Discoveries Corp.) in 2019. All claims acquired after the NFG-EarthLabs agreement execution date and contiguous to the NFG-EarthLabs agreement original claims are subject to a 1% NSR royalty to EarthLabs less royalties at the time of acquisition.

A summary of the royalty structure at the Queensway Property is presented in Tables 1-3. Currently, the NSR royalties range from 0.4% to 2.5% for the 77 licences subject to a NSR royalty.

Many of NFG’s option and financing agreements have included a buy-back provision that allows the company to reduce the NSR royalty by making a lump-sum payment to the holder of the royalty. NFG has already exercised the buyback option on some of its agreements (e.g., 0.6% NSR related to Linear and JBP Linear Properties Option). Tables 1-3 illustrates the current NSR royalty and the amount that could still be bought back. Were NFG to exercise all its buy-back rights, the NSR royalties would range from 0.4% to 1.5% for the 77 licences subject to a NSR royalty.

Table 1. QWN mineral licences

A) QWN Block

			No. of	Area		Issued	Renewal	Report Due	Annual Minimum Expenses	Expenses	NSR Buyback Royalty Provision
Licence No.	Title Holder	Location	Claims	(km2)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
006821M	New Found Gold Corp.	Gander River, Central NL	2	0.50	Issued	1999-05-17	2023-05-17	2023-07-17	$4,591.50	2026-05-17	2.5	1
007984M	New Found Gold Corp.	Glenwood, Central NL	50	12.50	Issued	1998-11-13	2023-11-13	2025-01-13	N/A	N/A	0.4	0
022216M	New Found Gold Corp.	Glenwood, Central NL	6	1.50	Issued	2014-06-12	2024-06-12	2024-08-12	$6,731.36	2032-06-12	1.6	1
022491M	New Found Gold Corp.	Gander Lake Area, Central NL	12	3.00	Issued	2014-11-06	2024-11-06	2025-01-06	$13,227.96	2032-11-06	1.6	1
023720M	New Found Gold Corp.	Glenwood, Central NL	4	1.00	Issued	2001-12-31	2024-01-01	2024-02-29	$7,657.67	2026-12-31	1	0
023721M	New Found Gold Corp.	Glenwood, Central NL	2	0.50	Issued	2001-12-31	2024-01-01	2024-02-29	$1,522.60	2025-12-31	1	0
023804M	New Found Gold Corp.	Glenwood, Central NL	12	3.00	Issued	2001-02-19	2023-02-20	2023-04-20	$12,313.65	2026-02-19	1.6	1
023860M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	0.6	0
023861M	New Found Gold Corp.	Joe Batts Pond, Central NL	16	4.00	Issued	2016-04-07	2026-04-07	2024-06-06	$15,931.97	2033-04-07	1	0
023862M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$3,982.99	2033-04-07	0.6	0
023863M	New Found Gold Corp.	Joe Batts Brook, Central NL	11	2.75	Issued	2016-04-07	2026-04-07	2024-06-06	$10,953.23	2033-04-07	1	0
023864M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2016-04-07	2026-04-07	2024-06-06	$2,987.24	2033-04-07	1	0
023866M	New Found Gold Corp.	Joe Batts Brook, Central NL	4	1.00	Issued	2016-04-07	2026-04-07	2024-06-06	$1,966.33	2033-04-07	1	0.5
023874M	New Found Gold Corp.	Joe Batts Brook, Central NL	8	2.00	Issued	2016-04-11	2026-04-13	2024-06-10	$7,965.98	2033-04-11	1.6	1
023875M	New Found Gold Corp.	Joe Batts Pond, Central NL	3	0.75	Issued	2016-04-12	2026-04-13	2023-06-12	$2,700.00	2029-04-12	1.6	1
023881M	New Found Gold Corp.	Joe Batts Brook, Central NL	7	1.75	Issued	2016-04-21	2026-04-21	2023-06-20	$6,300.00	2029-04-21	1.6	1
023916M	New Found Gold Corp.	Gander Lake Area, Central NL	4	1.00	Issued	2016-05-05	2026-05-05	2024-07-04	$3,982.99	2033-05-05	1.6	1
023962M	New Found Gold Corp.	The Outflow, Central NL	9	2.25	Issued	2016-05-19	2026-05-19	2024-07-18	$7,039.56	2033-05-19	1.6	1
023987M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	11	2.75	Issued	2016-06-07	2026-06-08	2024-08-06	$5,407.41	2033-06-07	1.6	1
024026M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2024-08-29	$2,949.50	2033-06-30	1.6	1
024031M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	6	1.50	Issued	2016-06-30	2026-06-30	2023-08-29	$5,400.00	2029-06-30	1.6	1
024136M	New Found Gold Corp.	Gander River Area, Central NL	25	6.25	Issued	2016-09-13	2026-09-14	2024-11-12	$30,000.00	2033-09-13	0.4	0
024138M	New Found Gold Corp.	Gander Lake, Central NL	21	5.25	Issued	2016-09-15	2026-09-15	2024-11-14	$25,200.00	2033-09-15	1.6	1
024139M	New Found Gold Corp.	Gander Lake, Central NL	30	7.50	Issued	2016-09-15	2026-09-15	2024-11-14	$36,000.00	2033-09-15	1.6	1

			No. of	Area		Issued	Renewal	Report Due	Annual Minimum Expenses	Expenses	NSR Buyback Royalty Provision
Licence No.	Title Holder	Location	Claims	(km2)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
024140M	New Found Gold Corp.	Joe Batts Pond, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024141M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	2	0.50	Issued	2016-09-15	2026-09-15	2024-11-14	$2,400.00	2033-09-15	1.6	1
024264M	New Found Gold Corp.	Joe Batts Pond Area, Central NL	4	1.00	Issued	2016-10-24	2026-10-26	2024-12-23	$4,800.00	2033-10-24	0.4	0
024265M	New Found Gold Corp.	Appleton, Central NL	12	3.00	Issued	2016-10-24	2026-10-26	2024-12-23	$14,400.00	2033-10-24	0.4	0
024266M	New Found Gold Corp.	Joe Batts Pond, Central NL	128	32.00	Issued	2016-10-24	2026-10-26	2024-12-23	$12,677.96	2032-10-24	0.4	0
024268M	New Found Gold Corp.	Millers Brook, Central NL	56	14.00	Issued	2016-10-24	2026-10-26	2024-12-23	$37,446.05	2032-10-24	1.6	1
024997M	New Found Gold Corp.	Glenwood Area, Central NL	21	5.25	Issued	2017-04-27	2027-04-27	2024-06-26	$10,323.24	2033-04-27	1.6	1
025008M	New Found Gold Corp.	Gander Lake, Central NL	13	3.25	Issued	2017-05-04	2027-05-04	2024-07-03	$12,944.72	2033-05-04	1	0
026074M	New Found Gold Corp.	Joe Batts Brook, Central NL	3	0.75	Issued	2018-05-31	2023-05-31	2024-07-30	$2,087.24	2033-05-31	2.2	1
030714M	New Found Gold Corp.	King’s Point, Gander Lake	8	2.00	Issued	2020-05-02	2025-05-02	2024-07-01	$6,710.45	2033-05-02	1	0
035198M	Suraj Amarnani	Fourth Pond	168	42.00	Issued	2022-10-11	2027-10-11	2024-01-09	$33,600.00	2023-11-10	0	0
n=35 licences		Totals	684	171.00

Table 2. QWS mineral licences

B) QWS Block

Licence			No. of	Area		Issued	Renewal	Report Due	Annual Minimum Expenses	Expenses	NSR Royalty	NSR Buyback Provision
No.	Title Holder	Location	Claims	(km2)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
022236M	New Found Gold Corp.	Southwest Gander River, Central NL	5	1.25	Issued	2014-06-12	2024-06-12	2023-08-11	$508.21	2023-06-12	1	0.5
022260M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-06-13	2024-06-13	2024-08-12	$436.83	2024-06-13	1	0.5
022342M	New Found Gold Corp.	Southwest Gander River, Central NL	1	0.25	Issued	2014-08-25	2024-08-25	2024-10-24	$828.59	2025-08-25	1	0.5
023239M	New Found Gold Corp.	Pauls Pond, Central NL	2	0.50	Issued	2015-08-12	2025-08-12	2024-10-11	$1,187.57	2025-08-12	1	0.5
023495M	New Found Gold Corp.	Northwest Gander River, Central NL	5	1.25	Issued	2015-11-19	2025-11-19	2024-01-18	$2,448.69	2023-11-19	1	0.5
023498M	New Found Gold Corp.	Northwest Gander River, Central NL	8	2.00	Issued	2015-11-19	2025-11-19	2024-01-18	$3,882.09	2023-11-19	1	0.5
024435M	New Found Gold Corp.	Greenwood Pond, Central NL	7	1.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,428.47	2023-11-21	1	0.5
024436M	New Found Gold Corp.	Greenwood Pond, Central NL	3	0.75	Issued	2016-11-21	2026-11-23	2024-01-22	$1,277.65	2024-11-21	1	0.5
024557M	New Found Gold Corp.	Bear Pond, Central NL	250	62.50	Issued	2016-12-12	2026-12-14	2023-02-10	$105,663.21	2022-12-12	1	0
024558M	New Found Gold Corp.	Great Gull River, Central NL	239	59.75	Issued	2016-12-12	2026-12-14	2023-02-10	$100,989.75	2022-12-12	1	0
024559M	New Found Gold Corp.	Northwest Gander River, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$116,036.32	2022-12-12	1	0
024560M	New Found Gold Corp.	Careless Brook, Central NL	121	30.25	Issued	2016-12-12	2026-12-14	2024-02-12	$63,185.40	2023-12-12	1	0
024561M	New Found Gold Corp.	Eastern Pond, Central NL	256	64.00	Issued	2016-12-12	2026-12-14	2023-02-10	$69,687.96	2022-12-12	1	0
024562M	New Found Gold Corp.	Hussey Pond, Central NL	241	60.25	Issued	2016-12-12	2026-12-14	2023-02-10	$109,210.11	2022-12-12	1	0
024563M	New Found Gold Corp.	Eastern Pond, Central NL	236	59.00	Issued	2016-12-12	2026-12-14	2023-02-10	$99,717.74	2022-12-12	1	0
024565M	New Found Gold Corp.	Gander Lake, Central NL	12	3.00	Issued	2016-12-12	2026-12-14	2023-02-10	$1,509.68	2022-12-12	1	0
024566M	New Found Gold Corp.	Gander Lake, Central NL	125	31.25	Issued	2016-12-12	2026-12-14	2023-02-10	$60,031.83	2022-12-12	1	0
024567M	New Found Gold Corp.	Gander Lake, Central NL	106	26.50	Issued	2016-12-12	2026-12-14	2023-02-10	$50,830.46	2022-12-12	1	0
024568M	New Found Gold Corp.	Birch Pond, Central NL	254	63.50	Issued	2016-12-12	2026-12-14	2023-02-10	$107,360.90	2022-12-12	1	0
024569M	New Found Gold Corp.	Southwest Gander River, Central NL	221	55.25	Issued	2016-12-12	2026-12-14	2023-02-10	$106,523.78	2022-12-12	1	0

Licence			No. of	Area		Issued	Renewal	Report Due	Annual Minimum Expenses	Expenses	NSR Royalty	NSR Buyback Provision
No.	Title Holder	Location	Claims	(km2)	Status	Date	Date	Date	Due	Due Date	(%)	(%)
024570M	New Found Gold Corp.	Dennis Brook, Central NL	117	29.25	Issued	2016-12-12	2026-12-14	2023-02-10	$49,185.49	2022-12-12	1	0
024571M	New Found Gold Corp.	Winter Brook, Central NL	153	38.25	Issued	2016-12-12	2026-12-14	2023-02-10	$15,598.82	2022-12-12	1	0
025766M	New Found Gold Corp.	Pauls Pond, Central NL	163	40.75	Issued	2016-12-12	2026-12-14	2023-02-10	$68,720.03	2022-12-12	1	0
030710M	New Found Gold Corp.	Little Dead Wolf Pond	144	36.00	Issued	2020-05-02	2025-05-02	2024-07-01	$33,831.05	2024-05-02	1	0
030716M	New Found Gold Corp.	Third Berry Hill Pond	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$46,121.42	2024-05-02	0	0
030722M	New Found Gold Corp.	Hunt’s Pond	149	37.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,005.74	2024-05-02	1	0
030726M	New Found Gold Corp.	Joe’s Feeder Cove	5	1.25	Issued	2020-05-02	2025-05-02	2024-07-01	$1,347.81	2027-05-02	1	0
030727M	New Found Gold Corp.	Dead Wolf Brook	195	48.75	Issued	2020-05-02	2025-05-02	2024-07-01	$40,150.35	2024-05-02	1	0
030733M	New Found Gold Corp.	Rocky Brook	173	43.25	Issued	2020-05-02	2025-05-02	2024-07-01	$35,620.56	2024-05-02	1	0
030737M	New Found Gold Corp.	Caribou Lake	247	61.75	Issued	2020-05-02	2025-05-02	2024-07-01	$50,857.12	2024-05-02	1	0
030739M	New Found Gold Corp.	Great Gull River	224	56.00	Issued	2020-05-02	2025-05-02	2024-07-01	$39,274.23	2024-05-02	1	0
030740M	New Found Gold Corp.	Ribbon Ponds	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$192.39	2024-05-02	0	0
030741M	New Found Gold Corp.	Southwest Gander River Cove	2	0.50	Issued	2020-05-02	2025-05-02	2024-07-01	$265.12	2025-05-02	1	0
030742M	New Found Gold Corp.	Steeles Brook	32	8.00	Issued	2020-05-02	2025-05-02	2024-07-01	$5,610.61	2024-05-02	1	0
030745M	New Found Gold Corp.	Dead Wolf Brook	101	25.25	Issued	2020-05-02	2025-05-02	2024-07-01	$20,795.83	2024-05-02	1	0
030746M	New Found Gold Corp.	Southwest Islands View	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$672.68	2026-05-02	1	0
030747M	New Found Gold Corp.	Owl Pond	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1	0
030748M	New Found Gold Corp.	Southwest Pond	140	35.00	Issued	2020-05-02	2025-05-02	2024-07-01	$28,825.88	2024-05-02	1	0
030752M	New Found Gold Corp.	Miguel’s Lake	78	19.50	Issued	2020-05-02	2025-05-02	2024-07-01	$16,060.14	2024-05-02	1	0
030753M	New Found Gold Corp.	Gander Lake	3	0.75	Issued	2020-05-02	2025-05-02	2024-07-01	$37.68	2025-05-02	1	0
030754M	New Found Gold Corp.	Little Gander Lake	172	43.00	Issued	2020-05-02	2025-05-02	2024-07-01	$35,414.66	2024-05-02	0	0
030755M	New Found Gold Corp.	Rocky Brook	30	7.50	Issued	2020-05-02	2025-05-02	2024-07-01	$6,176.98	2024-05-02	0	0
030756M	New Found Gold Corp.	Southwest Pond	88	22.00	Issued	2020-05-02	2025-05-02	2024-07-01	$18,119.14	2024-05-02	1	0
030763M	New Found Gold Corp.	Rocky Brook	45	11.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,265.46	2024-05-02	0	0
030765M	New Found Gold Corp.	Berry Hill Brook	124	31.00	Issued	2020-05-02	2025-05-02	2024-07-01	$25,531.50	2024-05-02	0	0
030768M	New Found Gold Corp.	Gander Lake Prime	149	37.25	Issued	2020-05-02	2025-05-02	2023-07-03	$39,040.07	2023-05-02	1	0
030771M	New Found Gold Corp.	Northwest Gander River	37	9.25	Issued	2020-05-02	2025-05-02	2024-07-01	$7,618.27	2024-05-02	1	0
030783M	New Found Gold Corp.	Little Dead Wolf Brook	41	10.25	Issued	2020-05-02	2025-05-02	2024-07-01	$9,632.45	2024-05-02	0	0
035087M	New Found Gold Corp.	Gander Lake Prime	2	0.50	Issued	2022-10-13	2027-10-13	2023-12-12	$400.00	2023-10-13	0	0
035338M	New Found Gold Corp.	Gillingham’s Pond	53	13.25	Issued	2023-01-05	2028-01-05	2024-03-05	$10,600.00	2024-01-05	0	0
n=50 licences		Totals	5,281	1,320.25

Table 3. Twin Ponds, Ten Mile-Duder Lake Block, South Pond Block, Bellmans’ Pond Block, Little Rocky Brook Block mineral licenses

C) Twin Ponds Block

Licence No.	Title Holder	Location	No. of Claims	Area (km2)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
024270M	New Found Gold Corp.	Island Pond, Central NL	107	26.75	Issued	2016-10-24	2026-10-26	2023-12-25	$13,350.26	2027-10-24	1.6	1
024274M	New Found Gold Corp.	Twin Ponds, Central NL	77	19.25	Issued	2016-10-24	2026-10-26	2023-12-25	$7,295.39	2027-10-24	1.6	1
035048M	Suraj Amarnani	Twin Ponds	42	10.50	Issued	2022-09-29	2027-09-29	2023-11-28	$8,400.00	2023-09-29	0	0
n=3 licences		Totals	226	56.50

D) Ten Mile—Duder Lake Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
035047M	Aidan ONeil	Ten Mile-Duder Lake	209	52.25	Issued	2022-09-29	2027-09-29	2023-11-28	$41,800.00	2023-09-29	0	0
035050M	Josh Vann	Ten Mile Lake	2	0.50	Issued	2022-09-29	2027-09-29	2023-11-28	$400.00	2023-09-29	0	0
n=2 licences		Totals	211	52.75

E) South Pond Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
035197M	Aidan ONeil	South Pond	130	32.50	Issued	2022-10-11	2027-10-11	2024-01-09	$26,000.00	2023-11-10	0	0
035209M	New Found Gold Corp.	South Pond	2	0.50	Issued	2022-11-10	2027-11-10	2024-01-09	$400.00	2023-11-10	0	0
n=2 licences		Totals	132	33.00

F) Bellman’s Pond Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030775M	New Found Gold Corp.	Bellman's Pond	1	0.25	Issued	2020-05-02	2025-05-02	2024-07-01	$221.43	2024-05-02	0	0

G) Little Rocky Brook Block

Licence No.	Title Holder	Location	No. of Claims	Area (km²)	Status	Issued Date	Renewal Date	Report Due Date	Annual Minimum Expenses Due	Expenses Due Date	NSR Royalty (%)	NSR Buyback Provision (%)
030777M	New Found Gold Corp.	Little Rocky Pond, Gander River	114	28.50	Issued	2020-05-02	2025-05-02	2024-07-01	$26,782.91	2024-05-02	0	0

H) Summary of all blocks

No. of licences	94
No. of claims	6,649
Area (km2)	1,662.25

NFG is responsible for obtaining all permits in accordance with the laws of Newfoundland and Labrador to conduct exploration activities at the Queensway Property. Exploration activities require approval from the Mineral Lands Division of the province’s Department of Industry, Energy, and Technology. These specify the activities that are allowed in the area; they are typically valid for one year and can be renewed.

The different permits and licence requirements in the province of Newfoundland and Labrador can include:

1.

Exploration Approvals: An Exploration Approval Permit enables an exploration company to conduct prospecting, rock and soil geochemistry, line cutting, trenching, bulk sampling, airborne and/or ground geophysical surveys, fuel storage, ATV usage, diamond drilling, etc.

2.

Water Use Licence: Activities that require water to be drawn from surface waterways or from aquifers require a Water Use Licence. These are typically valid for five years and can be renewed. These permits are no longer needed for drilling and trenching activities.

3.

Licence to Occupy: Required if a camp location was to be used for a period longer than that which was allowed as part of the Exploration Approval Permit. This permit is obtained from the Provincial Department of Crown lands. These are typically valid for five years and can be renewed.

4.

Section 39 Permit: When field activities occur within a Protected Public Water Supply Area (PPWSA), restoration requirements and constraints on field activities are stipulated in a “Section 39 Permit” that is typically valid for one year and can be renewed.

5.

Section 48 Permit: If exploration activities include stream crossings and/or fording, or any work in and around any body of water, the Water Resources Management Division must be contacted to obtain a Section 48 Permit to Alter a Water Body under the Water Resources Act, 2002.

6.	Forestry Permits: NFG shall contact the nearest Forest Management District Office to obtain the following permits prior to commencing any activity as required.
7.	A commercial harvesting permit before the start of the exploration program if trees must be cut for access to exploration sites on Crown lands.
8.	An operating permit if operations are to take place on forest land during the forest fire season (May-September).
9.	During the forest fire season, a permit to burn must be obtained to ignite a fire on or within 300 m of forest land. NFG has never needed this permit.
10.

Development Permit: Any activity that meets the definition of development under the Urban and Rural Planning Act, 2000, within a municipal planning area/boundary will require application and permit from the Municipality.

Table 4 summarizes the permits, licences and approvals that have currently been granted to NFG:

•	Exploration Approvals (prefixed with E).
•	Water Use Licences (prefixed with WUL).
•	PPWSA Section 39 Permits (prefixed with PRO)
•	Section 49 Permits to Alter a Water Body (prefixed with ALT).
•	Other environmental permits.

Table 4. Environmental permits, licences and approvals current at the effective date.

Permit ID	Expiry Date	Area	Activities
E220035	20-Mar-23	QWN & QWS	Gander Lake Multibeam Bathymetric Survey
E220333	28-Jun-23	QWS	QWS Fuel Storage, 15 DDH, Camp, Geochemical Survey & Prospecting
E220334	28-Jun-23	QWS	Bernards Pond - Fuel Storage, 25 Trenches, Camp, Geochemical Survey
E220131	29-Jun-23	QWS	Queensway South 37 DDH - PP - Inside PPWSA, Fuel Cache
E220127	4-Jul-23	QWS	Queensway South 48 DDH - EP - Outside PPWSA, Fuel Cache
PRO12653-2022	27-Jul-23	QWS	QWS Drilling in the Gander Lake - Inside PPWSA
E210588	5-Aug-23	QWN	Barge or Ice based Drill Program – 100 DDH, Licence 07984M
E220320	25-May-24	QWS	General Exploration: Prospecting & Geochemistry
WUL-21-12147	15-Oct-26	QWS	Camp Water Use (Bernards Pond)
PRO11547-2020	20-Dec-26	QWN	Mineral Exploration - Gander Lake PPWSA
ALT12387-2022	5-Aug-23	QWN	Access ramp and 50 DDH in North and South Herman's Pond
71113023	22-Sep-23	QWN	Quarry Permit at Golden Joint: Pit Run Removal and Ripping
E210699	13-Oct-23	QWN	QWN Drilling, Airborne Geophysics, Fuel Storage
2214	19-Oct-25	QWN	Seismic Cutlines and Keats Trench
E220584	14-Nov-23	QWS	Amended DDH at Paul's Pond and HVdc: 62 DDH & Fuel Storage
E220530	16-Nov-23	QWS	West Narrows Trenching (7), Fuel Storage & Geochemical Survey
E220334	22-Nov-23	QWS	11 Trenches outside PPWSA, Prospecting & Geochemical Survey
PRO12874-2022	25-Nov-23	QWS	Drilling & Trenching at Pauls Pond inside PPWSA
E220608	12-Dec-24	QWN	VOA option: Prospecting, Geochemistry & Geochemical Survey
E220547	19-Dec-23	QWS	8 Trenches inside PPWSA & Fuel Storage

Applying for exploration permits for new field programs and renewing existing permits for continuing programs are ongoing administrative activities for NFG.

Mineral licences 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M, all of which lie in the south of QWS, are restricted from exploration activities from mid-May to early-July as this area is a spring habitat for Newfoundland caribou.

Mineral licence 035198M in QWN encloses two known archaeological sites and covers a portion of the Gander River which has high archaeological potential. As such, the Provincial Archaeology Office recommends a 100 m buffer along the Gander River, and 50 m buffers around the two known sites. The two known archaeological sites in UTM Zone 21N NAD83 are: 1) 662938 m Easting, 5435800.33 m Northing and 2) 670038.33 m Easting, 5439264.60 m Northing.

The QP is not aware of any other restrictions to NFG’s exploration activities, which can generally be conducted year-round once the necessary approvals have been received from the Mineral Lands Division, and/or from the relevant municipal governments and individual property owners.

To conclude and to the best of the QPs knowledge, there are no environmental liabilities, significant factors or risks that may affect access, or the right or ability of NFG to perform exploration work on the Queensway Property.

5.3	History
5.3.1	Prior Ownership and Ownership Changes

Srivastava (2022) compiled a detailed list of all historical exploration work that took place in the vicinity of the Queensway Property by companies other than NFG. The exploration work was from annual assessment reports that are filed with, and maintained by, the Government of Newfoundland and Labrador.

In this technical report, the QP includes a select summary of those historical exploration work programs that include gold-specific historical gold assays and/or gold-related information (Table 4). The compilation includes exploration locations that do not match with the historical mineral prospects. In addition, the compilation includes historical exploration work that occurs 1) within-property, 2) off-property, and/or 3) may include work that occurred on licences that overlap with the current NFG land position. Hence, and to further assist the reader on deciphering within-property and off-property exploration results, the QP presents the general spatial location of the exploration work programs in Figure 3.

Several historical assessment reports filed with the provincial government have historically referred to the Queensway Property area as:

●	The Linear Property, a reference to the long linear trend formed by many showings and prospects along both the APZ and Joe Batt’s Pond fault zone.
●	The Gander Gold Property, a reference to Gander Lake and Gander River (including its extensions, NW Gander River and SW Gander River, on the south side of Gander Lake) along which much of the early exploration work was done.

Following the many ownership changes summarized in Table 5, and starting in 2016, Palisade Resources Corp. (“Palisade”) (later renamed to New Found Gold Corp.) began to consolidate the large land package that now forms the Queensway Project, through map-staking unclaimed land and negotiating option agreements with others who held mineral licences. New Found Gold Corp disclosed the assembled land package when the Company announced its Initial Public Offering on the TSX Venture Exchange in 2020.

Table 5. Previous owners of mineral rights in the area covered by the Queensway Project, their exploration programs and methods, with notable gold assays and results.

Years	Companies	Optionor / Prospector	Location	Pros-pecting	Map-ping	Rock samp-ling	Geo-physics	Trench	Drill- ing	Notable gold assays and gold results (ppm Au)
1955-1956	Newfoundland and Labrador Corporation		Caribou Lake		x		x		x	First documented exploration work
1980-1982	Westfield Minerals		Jonathan's Pond	x		x		x		Blackwood discovery follow-up; 2.12-3.55 ppm (trenches)
1987-1988	Noranda		Gander Lake Outflow			x	x	x	x	5-28 ppm (outcrop samples); 1.5-2 ppm (trench samples); 1.1-4.5 ppm (drillholes)
Appleton

1988-1990	Noranda Exploration		Twin Ponds			x	x	x	x	2.45 ppm (pan concentrate); 441 ppm (thin vein in trench)
Big Pond
Blue Peter
1990-1991	Manor Resources		Twin Ponds	x		x	x		x	2 ppm (soil sample)
1992-1994	Gander River Minerals		AFZ				x	x	x	2.3 m @ 14.8 ppm (drillhole)
Noranda Exploration
1995-2004		L.L. Chan	Paul's Pond	x		x				7.68 ppm (till)
Greenwood Pond
1997-1998		P. Crocker	AFZ	x		x				153.4 ppm (grab sample)
D. Barbour
R. Churchill
1997-2001	Altius Minerals	Forex Resources	Aztec Trend	x		x	x			2.1 ppm (grab sample)
	Cornerstone Resources		Greenwood Pond
Paul's Pond
1998-2016	Krinor Resources	A. & K. Keats	AFZ	x						Discovery of Dome prospect
P. Dimmell
1999-2000	United Carina		AFZ	x		x		x	x	Several drillhole intervals with gold grades above 10 ppm.
7984M
1999-2001	Cornerstone Resources		Paul's Pond	x		x	x			0.8 − 2.1 ppm (grab samples)
2000-2002		C. Reid	AFZ to JBPFZ	x						VG noted near Gander Lake
7179M
2000-2009		L. & E. Quinlan	AFZ	x		x				Discovered Lachlan prospect; 61 ppm (grab sample)
Joe Batt's Pond
JBPFZ
2002	Grayd Resources	Fortis GeoServices	Greenwood Pond	x	x		x	x		10.9 ppm (grab sample)
2002-2005	Candente Resources		Greenwood Pond	x			x		x	>1,000 ppm (quartz boulders); 1.0 m @ 6.1 ppm (drillhole); 0.8 m @ 15.7 ppm (drillhole)
Paul's Pond
Goose Pond
2002-2005	Crosshair Exploration		Big Pond	x	x	x		x	x	40 − 50 ppm (trench samples)
	and Mining		Dan's Pond
Island Pond
2003	Candente Resources		AFZ		x			x	x	0.4 m @ 7.2 ppm (drillhole); 2 m @ 3.2 ppm (drillhole)
2003-2006	Paragon Minerals	KriASK Syndicate	JBPFZ	x		x	x	x	x	1x0.5 m boulder with 798 ppm Au gives the 798 Zone its name; 22.6 ppm (trench sample); 4 drillhole intervals >10 ppm
	Rubicon Minerals		H-Pond
Pocket Pond
2004-2005	Spruce Ridge Resources		Gander Lake	x		x		x		1.2 ppm (trench sample)
Little Harbour
2004-2005	Crosshair Exploration		Paul's Pond	x		x	x	x	x	10 − 15 ppm (trench samples); 0.35 m @ 7.1 ppm (drillhole); 0.5 m @ 4.3 ppm (drillhole)
and Mining

2005-2014		R. & E. Quinlan	AFZ to JBPFZ	x		x				18.7 ppm (grab sample); 20+ surface samples >1 ppm
		Quinlan Prospecting	12652M
2007-2008	Paragon Minerals		AFZ						x	Last drilling on AFZ pre-NFG; 0.9 m @ 2.5 ppm (drillhole); 3.6 m @ 3.2 ppm (drillhole); 1.2 m @ 5.8 ppm (drillhole)
Rubicon Minerals

2007-2010		J. Sceviour	Paul's Pond	x		x				Surface float samples above 0.2 ppm
2011-2012	Soldi Ventures		AFZ						x	5.4m @ 9.8 ppm (drillhole); 7.1m @ 12.4 ppm (drillhole)
2011-2012	Metals Creek Resources		Gander Lake	x		x		x		59.4 ppm (grab sample); 26.8m @ 0.3 ppm (trench)

NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Location and Place Names
1:400,000
UTM N83 Zone 21
Jan 2023
0
10
km
APEX Geoscience Ltd.
Big Pond
Blue Peter
Twin Ponds
Fourth Pond
Island Pond
Gander River
Shirley Lake
Bay of Exploits
798 Boulder
H Pond
Jonathan's Pond
Pocket Pond
Glenwood & Appleton
Joe Batt's Pond
Gander
Mt. Peyton
Lachlan
The Outflow
Little Harbour
Gander Lake
Hunt's Cove
Hunt's Pond
Dead Wolf Brook
Beaver Brook Antimony Mine
NW GANDER RIVER
APPLETON FAULT ZONE (AFZ)
SW GANDER RIVER
JOE BATT'S POND FAULT ZONE (JBPFZ)
GANDER RIVER
AFZ
JBPFZ
BP
SP
LRB
TP
QWN
QWS
Rolling Pond
Paul's Pond
Goose Pond
Greenwood Pond
Aztec
A-Zone
Caribou Lake
Greal Bend
Eastern Pond
Lizard Pond
Bear Pond
Swiss Lake
002E02
002D13
002D14
002D15
002D12
002D11
002D10
002D05
002D06
Legend
City/Town
Road
Fault Zone
Property Outline
NTS 50K Limits
Waterbodies

Figure 3. Location of historical exploration programs conducted by companies other than NFG. The location names accompany the names used by various companies and prospectors listed in Table 5. Within Property exploration work is highlighted in red text (source: Apex)

5.3.2	Exploration by Previous Owners

From information provided in annual assessment reports filed with the provincial government, Table 6 summarizes the exploration activities of previous owners, grouping them under the following headings: Prospecting, Geological Mapping, Surface Sampling, Petrography, Grid Studies, Relogging, Geophysics, Trenching and Drilling.

5.3.3	Historical Drilling

Table 6 summarizes the historical drilling that was conducted by 14 companies that drilled within the Queensway Property prior to NFG. The historical drilling was conducted as diamond drillholes, with core sizes range from narrow diameter BQ core, with a core diameter of 36 mm, to wider HQ core, with a core diameter of 64 mm.

Table 6. Summary of historical drilling at Queensway Project

Company	Start Date	End Date	Total Length (m)	No. of Holes
Newfoundland and Labrador Corporation (NALCO)	1955-12-12	1956-02-26	1,224.4	9
Bison Petroleum & Minerals Ltd	1969-09-06	1969-10-11	831.8	6
Hudsons Bay Oil & Gas Company Limited	1980-08-10	1980-09-18	392.1	7
Falconbridge Ltd	1987-09-23	1987-10-19	1,018.6	12
Noranda Exploration Company Ltd	1987-12-11	1990-11-08	2,085.3	24
Gander River Minerals	1991-03-06	1994-02-14	1,954.0	18
Manor Resources Inc	1991-06-30	1991-07-01	50.3	1
United Carina Resources	1999-10-22	2000-03-08	3,649.3	38
VVC Exploration	2003-01-01	2003-02-28	1,486.3	18
Candente Resources Corp	2003-02-14	2004-10-09	1,430.0	9
Rubicon Minerals Corp	2004-06-10	2005-03-19	6,545.9	42
Paragon Minerals Corp	2005-01-14	2008-07-05	5,677.0	33
Crosshair Exploration & Mining	2005-05-12	2005-05-28	488.2	6
Soldi Ventures	2011-11-16	2012-02-10	2,759.9	23
		TOTAL	29,593.1	246

Conclusions from Historical Drilling

The historical exploration campaigns in the Queensway Property area provide ample indications of gold mineralization, with gold grades above 100 ppm in mineralized boulders, till samples, and drillhole intercepts. For example, within the boundaries of the Queensway Property:

●	QWS block: Contains anomalous till, soil, lake and stream and lake sediment, rock, and drill core samples in the Greenwood, Goose, LBNL, Dead Wolf Brook Junction No 1, and North Paul’s Pond prospect areas.
●	QWN block: Contains anomalous till, soil, lake and stream and lake sediment, rock, and drill core samples in the Lotto Zone, Dome, Glass, Pocket Pond, Lachlan, Lake Side No 1, The Knob, Bowater, Little, Letha, and Grid 69 Gold prospect areas.
●	Other blocks: Contain anomalous till, soil, lake and stream and lake sediment, rock, and drill core samples in the Blue Peter, Twin Ponds, and Gander River areas.

5.3.4	Historical Mineral Resource and Reserve Estimates

In 1994, Gander River Minerals optioned the Knob property, including the Knob prospect in the southwestern portion of QWN block, from Noranda Exploration. Subsequent drilling by Gander River Minerals enabled a historical mineral resource estimate that was included in a 1994 assessment report filed by Gander River Minerals (Geofile Report 002D_0296; Sheppard, 1994).

The historical mineral resource estimate is referenced here for the readers benefit only. The Sheppard (1994) mineral resource is not compliant with current CIM definition standards and best practice guidelines (2014, 2019). The QP has not been able to verify the historical resource estimate, and therefore the QP, and NFG, do not regard the historical estimate as a current mineral resource estimate.

No mineral reserves have previously been calculated for any part of the Queensway Project.

5.3.5	Historical Production

There has been no historical mineral production from the Queensway Project reported.

5.4	Geologic Setting and Mineralization
5.4.1	Regional Geology

The island of Newfoundland lies at the northeastern extension of the Appalachian Mountain Range (or Appalachians) that stretches along the east coast of Canada and the continental United States. Newfoundland’s complex geological history is the culmination of multiple episodes of arc formation, sediment deposition and accretion during the Early-Mid Paleozoic (van Staal et al., 2021). Nearly one billion years ago (1,000 Ma), North America was the central land mass of the supercontinent Rodinia, being flanked on all side by smaller cratons (Evans, 2021). Diachronous rifting and break-up of Rodinia over 200 million years (~ 800-600Ma) resulted in the birth of the Iapetus Ocean and subsequent separation of Laurentia, Gondwana, and Baltica continents (Evans, 2021). By the early Paleozoic, paleogeographic reconstructions of these continental landmasses place Gondwana at high southern latitudes, Baltica at mid-latitudes, and Laurentia along the equator (Pollock et al., 2012).

Central Newfoundland, which includes the Queensway Property area, is characterized by a Late Cambrian to Mid-Silurian sedimentary succession that transitions from marine to terrestrial siliciclastic units (Pollock et al., 2007; van Staal and Barr, 2012). Furthermore, Central Newfoundland contains the main Iapetus suture (the Red Indian Line; Williams et al., 1988, van Staal et al., 1998, Pollock et al., 2007) that separates Laurentia and associated peri-Laurentian terranes to the west, from the peri-Gondwanan terranes to the east.

Figure 4. Newfoundland’s major geologic zones

The Red Indian Line and additional suture zones across Newfoundland mark the terrane boundaries of four major tectonostratigraphic zones and can be traced throughout the Appalachians and British Caledonides (van Staal et al., 1998).

The four major tectonostratigraphic zones from west to east are (Figure 4; Williams, 1979):

1.	The Humber Zone: Late Neoproterozoic – early Ordovician Laurentian passive margin (Pollock et al., 2007; Henderson et al., 2018)
2.

The Dunnage Zone: Iapetan ocean sedimentary sequences divided into two subzones (Williams et al., 1988), the peri-Laurentian Notre Dame subzone, and the peri-Gondwanan Exploits subzone which hosts the Queensway stratigraphy.

The sedimentary succession of the Notre Dame subzone was deposited on the Iapetus floor of the Laurentian passive margin, whereas the Exploits subzone stratigraphy was deposited on the Ganderian passive margin of the Tetagouche-Exploits backarc basin (van Staal et al., 1998).

The Popelogan-Victoria arc separated the depositional environments of both subzones, and resulted in the formation of the Red Indian Line once accreted onto Laurentia in the Late Ordovician (van Staal et al., 1998, Pollock et al., 2012, van Staal et al., 2021).

3.	The Gander Zone: passive margin of the peri-Gondwanan microcontinent Ganderia recording distinct Cambrian to Lower Ordovician clastic sedimentation (van Staal et al., 1998; Pollock et al., 2012).
4.	The Avalon Zone: peri-Gondwanan microcontinent comprised of a Lower Paleozoic platformal cover sequence overlying a Precambrian basement (Pollock et al., 2012).

The Iapetus Ocean was host to numerous volcanic arcs, drifting terranes and accretionary mountain building events that culminated in the formation of the Appalachian Mountain Range. The rift and drift of both the Ganderian and Avalonian micro-continents from Gondwana resulted in the creation and expansion of the Rheic Ocean (Pollock et al., 2012).

By the Carboniferous (300Ma), the Iapetus and Rheic Oceans had both closed following the amalgamation of Laurentia and Gondwana, creating the super continent Pangaea (Pollock et a., 2012, van Staal et al., 2021).

The following timeline summarizes the major events of Ganderia’s history that resulted in the deposition of much of the Queensway stratigraphy prior to the closure of the Iapetus Ocean (van Staal et al., 2021 and references therein).

1.	Formation of the Penobscot Arc and resultant backarc basin outboard of the edge of Ganderia (515-485 Ma).
2.

Closure of Penobscot backarc by 478Ma during the Penobscottian Orogeny. Although poorly understood, the “soft” collision and obduction of the Gander River Ultramafic Complex (GRUC; van Staal et al., 1998) onto the Gander margin may have been related to shallowing of the subducting Iapetan slab between 485-480 Ma.

3.	Creation of Popelogan-Victoria arc over Penobscot arc-backarc system between 478-474Ma. Arc migration likely due to progressive steepening of the Iapetan slab.
4.	Rifting of the Popelogan Victoria arc by 472-470Ma due to slab roll-back.
5.	Formation of the Tetagouche-Exploits backarc basin.
6.	Deposition of Queensway stratigraphy (Davidsville Group).
7.	Accretion of Popelogan-Victoria Arc onto Laurentia between 455-450 Ma during the Taconic Orogeny.
8.

Tetagouche-Exploits basin closure and accretion of Ganderia onto Laurentia during the Salinic Orogeny (Pollock et al., 2012) was caused by either a subduction polarity reversal or a step-back into the backarc basin.

5.4.2	Local Geology

The Queensway Property occurs within the Exploits Subzone of the Dunnage Zone (Figure 5). Geologically, the Property is generally bounded:

•

To the east by the Gander River Ultramafic Complex (GRUC; renamed from the former Gander River Ultramafic Belt or GRUB), which defines the tectono-boundary between the Dunnage Zone and the Gander Zone (Pollock et al., 2007). The stratigraphic base of the Gander River Ultramafic Complex defines this terrane boundary.

•

To the west by the Dog Bay Line, which is situated within the Exploits Subzone of the Dunnage Zone and separates Ordovician to early Silurian stratigraphy that was deposited on either side of the Tetagouche-Exploits Basin (Badger and Botwood Groups to the west with the Indian Islands and Davidsville Groups to the east, Pollock et al., 2007). The Dog Bay Line is the suture formed upon the closure of this backarc basin (Valverde-Vaquero et al., 2006), and can be traced through Ireland and the United Kingdom in the British Caledonides (Pollock et al., 2007).

The Queensway stratigraphy is largely dominated by the Tremadocian-Silurian marine siliciclastic succession of the Davidsville Group that unconformably overlies the Gander Group and, when preserved, the GRUC (Williams and Piasecki, 1990; Currie, 1995b). Ophiolite obduction and associated deformation during the Penobscot Orogeny terminated the deposition of the Gander Group resulting in its deformation prior to the deposition of the Davidsville Group (Arnott et al., 1985, van Staal et al., 2021).

The Gander River Ultramafic Complex comprises pyroxenite, serpentinite, gabbro, mafic volcanic rocks, trondhjemite and plagioclase porphyry assembled in an intricate zone of fault slivers (Currie, 1995).

Accumulation of the interbedded siltstones, sandstones and turbiditic conglomerates of the Davidsville Group occurred on the continental slope/rise (Currie, 1995b) along the passive Ganderian margin of the Tetagouche-Exploits backarc basin (Pollock et al., 2007). Although part of a backarc basin, the Davidsville Group stratigraphy contains no volcanic components, nor distal associations (Currie, 1995b).

The Davidsville Group is further divided into the Weir’s Pond, Outflow, and Hunts Cove Formations younging upwards from approximately the Arenig (~478Ma) through to the Llandovery (~444Ma) (Currie, 1995b). The exact age of the Davidsville Group is not known due to its unfossiliferous nature; however, it is confined to the underlying and overlying units of known age (GRUC and Indian Islands Group respectively; Currie, 1995b).

Additional studies have different stacking of the three formations of the Davidsville, where the Outflow overlies the Hunts Cove Formation (Pollock et al., 2007), however the stacking used here is that which is reflected around the current drilling in QWN, namely on the east side of the Outflow of Gander Lake (Currie, 1995b).

The Weir’s Pond Formation contains two distinct units, a predominantly calcareous sedimentary succession with occasional limestone (O’Neill and Blackwood, 1989), and a turbiditic conglomerate that is sometimes referred to as a separate unit called the Barry’s Pond Formation (Currie, 1995b). Group and shares the boundary with the Davidsville Group. The entire region is covered with glacial till from the last Ice Age; the till thickens to the south, reaching 10 m in parts of QWS.

600000
640000
680000
5440000
5400000
TMDL
EXPLOITS SUBZONE
Lewisporte
BP
SP
LRB
Botwood
Gander River Ultramafic Complex (GRUC)
TP
QWN
Bishop's Falls
Glenwood & Appleton
Gander
Grand Falls - Windsor
Mount Peyton Intrusive Suite
Dog Bay Line (DBL)
QWS
Gander Group
Davidsville Group
Property Outline: Blocks
Bellman's Pond
Little Rocky Brook
Queensway North
Queensway South
South Pond
Ten Mile-Duder Lake
Twin Ponds
N
Legend
City/Town
Road
Drainage
Fault
Main Fault Zone
Waterbody
Bedrock Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Bedrock Geology in the Queensway Property Area
1:700,000
UTM N83 Zone 21
Jan 2023
0
20
km
APEX Geoscience Ltd.

Figure 5. Local geology in the Queensway Project

The Outflow Formation is characterized by thickly bedded, pebbly conglomerates that grade upwards through sandstones into interbedded siltstones recording a progressive thinning of bedding thickness, and diminishing grain size (Currie, 1995b). The gradational contact between the Outflow Formation and the overlying Hunts Cove formation is marked by the continued thinning of beds and increased ratio of siltstone units (Currie, 1995b). When stratigraphically close to the GRUC, siltstones within the Hunts Cove Formation are pale green with occasional purple siltstone units up to 1m thick (Currie, 1995b).

Conformably overlying the Davidsville Group is the Indian Islands Formation that transitions from Silurian shallow marine shales and carbonates into subaerial red beds (Pollock et al., 2007).

The Mount Peyton Intrusive Suite (Figure 5) intrudes the Indian Island Group and shares the boundary with the Davidsville Group.

The entire island of Newfoundland is covered with Laurentide glacial surficial deposits from the last Ice Age (last glacial maximum was 80,000 to 10,000 years ago; McHenry and Dunlop, 2015). The Property is covered by a veneer of glacial till which thickens to the south, reaching 10 m thick in parts of QWS block.

5.4.3	Property Geology

Mineralization

Gold at the Queensway Property typically occurs as coarse grains of free visible gold in quartz-carbonate veins that are brecciated, massive-vuggy, laminated, or that have a closely spaced stockwork texture (Figure 6).

Arsenopyrite (AsFeS) is commonly observed to occur in conjunction with gold (Figure 6 and Figure 7). Boulangerite (Pb5Sb4S11), a lead-antimony sulfosalt, is often associated with chalcopyrite (CuFeS2) in intervals of high-grade gold mineralization, however, it is much less common than arsenopyrite. Fine to coarse-grained disseminated pyrite occurs throughout the mineralized zones (Figure 6 and Figure 7).

High-grade gold mineralization, above 10 ppm Au, typically occurs in closely spaced quartz veins associated with fault and fracture zones. High-grade gold mineralization has not been observed outside of the main vein arrays.

Figure 6. Typical gold-bearing quartz vein styles observed at the Queensway Project (Source: New Found).

Figure 7. Images of core from mineralized intervals in NFGC-19-01 (Source: New Found).

Alteration

A visually subtle hydrothermal alteration is present around the gold-bearing veins at the Queensway Property. The alteration is defined by a weak discoloration of the rock adjacent to quartz-carbonate veins, extending 2 to 10 m beyond the veins themselves. At the Keats and Lotto prospects, NFG has used hyperspectral core logging to identify a consistent alteration halo around the mineralized zones.

A schematic of the mineralogical changes observed in white mica species (Figure 8):

●	From aluminum rich NH4 muscovite near the gold mineralization
●	To phengite, a mineral that commonly occurs with hydrothermal alteration, and is more prevalent distally from the mineralized zone.

NFG continues to investigate methods for quantitative assessment of alteration halos. Because the alteration halo represents a larger target than the veins themselves, the targeting of future drillholes might be improved by utilizing the mineralogy of alteration halos as indicator toward strong gold mineralization.

Figure 8. Schematic illustration of mineralogical changes in white micas identified by hyperspectral imaging of core near strong gold mineralization (Source: RedDot3D)

Structure

The structural geology at the Queensway Property is dominated by the series of collisions that sutured together rocks from different continental plates into the present-day tectonic configuration of Newfoundland. Hence, compressional events have resulted in thrust faulting, where one package of rocks rides up on top of another, and folding on both sides of the faults as the rocks are squeezed horizontally. An interpretation of the faulting and folding of the major rock units in the northern part of the project area, based on NFG’s structural interpretations from geophysical surveys and surface mapping is presented in Figure 9.

Figure 9. Interpretation of structure and lithology on a north-facing cross-section through QWN

(Source: New Found)

Structural field measurements indicate NW-SE compression consistent with the overall NE-striking regional geology trend and major suture zones (Figure 4). Subordinate to 1st order Dog Bay Line and GRUB Line faults is the NE-striking, regional-scale AFZ, a thrust fault that runs the full strike length of the Queensway Project. Trending in a similar orientation and transecting the eastern portion of the project area is the Joe Batt’s Pond Fault Zone (“JBPFZ”), a deformation corridor consisting of a network of faults that irregularly branch out and reconnect.

The AFZ and the JBPFZ are associated with the main gold prospects discovered to date at the Property. These fault zones may represent crustal-scale, primary conduits that transported gold-bearing fluids from deep orogenic sources upward to the upper crust.

Significant Mineralized Zones

NFG’s exploration programs, supplemented by historical work, has identified two significant mineralized trends north of Gander Lake (Figure 10):

Figure 10. Integrated geological map of lithology, shear zones and gold showings in QWN

(Source: New Found)

1.

The northern parts of the AFZ (in QWN), where it exploits the contact between a black shale package in the west and a sequence of interbedded shale and greywacke in the east (Figure 10). Along the 9.5 km length of this mineralized zone, surface reconnaissance and trenching has established over 20 prospects, 19 of which have been drilled by NFG, including Keats, which is the most extensively drilled of the many Queensway prospects. Mineralization is hosted in a network of brittle faults adjacent to the AFZ and crosscutting the NE-

striking stratigraphy. These faults and associated gold-bearing vein arrays tend to strike approximately E-W or N-S and have moderate to steep dips. The full down-dip depth has not yet been established along the entire trend but is at least 300 m as defined by drillholes drilled at the Keats prospect.

2.

The northern parts of the JBPFZ (in QWN), from Gander Lake to north of H-Pond, located approximately 5 km east and running parallel to the AFZ (Figure 10). Along the 12.5 km strike length of this mineralized zone, surface reconnaissance and trenching has established 10 prospects, 5 of which have been drilled by NFG. Mineralization is hosted in ductile, brittle deformation zones and associated irregular vein arrays that run parallel to the SW-striking, steeply west-dipping stratigraphy. The full down-dip depth is not established along the trend but is at least 150-200 m as defined by drillholes at the Pocket Pond and 1744 prospects.

NFG’s drilling had confirmed that both mineralized corridors have the following geological characteristics and generally include:

●	Strong gold mineralization occurs in quartz-carbonate veins associated with complex networks of brittle fault zones aligned with regional deformation zones.
●	Gold is associated with arsenic-bearing minerals, and with antimony and tungsten.
●	There is an alteration halo around most of the gold-rich veins that is associated with the changes in the mineralogy of white micas.

In addition to the mineralized zones north of Gander Lake that NFG has tested, there are more than 100 showings of gold from surface reconnaissance, trenching and historical drilling that was completed by companies other than NFG. Although many of these represent isolated showings, there is a cluster of gold showings in the Paul’s Pond and Greenwood Pond in QWS block. Based on the historical exploration results and the proximity of these showings to the AFZ, NFG’s exploration in this area suggests that the style and orientation of gold mineralization is likely similar to NFG’s drill-tested showings to the north, along the same fault zone.

NFG has completed an inaugural drill program in QWS at the Paul’s Pond and Greenwood Pond showings, as well as at Aztec, Bernard’s Pond, Devil’s Trench, Eastern Pond, and Goose (Figure 11). Surface reconnaissance and trenching studies were also completed in QWS. Detailed geological interpretations are still ongoing but are expected to show that the geological character, mineralogical associations, and alteration halos in QWS are like what has now been well defined in QWN.

NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Au Showings
1:450,000
UTM N83 Zone 21
Jan 2023
0
15
km
APEX Geoscience Ltd.
Lewisporte
Bishop's Falls
Glenwood & Appleton
Gander
Bay of Exploits
Gander River
Gander Lake
Caribou Lake
TMDL
BP
LRB
SP
TP
QWN
QWS
AFZ
JBPFZ
APPLETON FAULT ZONE (AFZ)
JOE BATT'S POND FAULT ZONE (JBPFZ)
Zone 36
Lotto
Dome
Trench 26
Powerline
Golden Joint
Little Zone
Hornet
Cokes
Bowater
Bullet
The Knob
Letha
Grouse
Sunday Zone
Big Dave
Road
Keats
Baseline
Grid 69 Gold
Runaway
798
1744
Glass
Quartz Pond
H Pond
Joe Batts Pond
Pocket Pond
Lachlan
Logan
Joe's Feeder
Christmas Tree
Till Raft
LBNL
Road Gabbro
Greenwood Pond #7
A-Zone Extension
Aztec
Greenwood Pond #5
Hornet
Greenwood Pond #1
MT (Rattman)
Eastern Pond Brook
North Paul's Pond
Paul's Pond
Goose
Greenwood Pond #4
Greenwood Pond #3
Greenwood Pond #6
Greenwood Pond #2
Greenwood Pond
Eastern Pond
Junior's Hook
Eastern Pond Brook
002E07
002E02
002E01
002E03
002E04
002D13
002D14
002D15
002D16
002D11
002D10
002D05
002D06
002D07
Legend
City/Town
Au Showings
Fault Zone
Au Zones
NTS 50K Limits
Waterbodies
Property Outline: Blocks
Bellman's Pond
Little Rocky Brook
Queensway North
Queensway South
South Pond
Ten Mile-Duder Lake
Twin Ponds
N

Figure 11. Gold Showings on the Queensway Property (Source: Apex)

5.5	Deposit Type
5.5.1	Orogenic Gold Deposits

Orogenic gold deposits are understood to be created during continental plate collisions, when pressures and temperatures cause rocks to undergo metamorphism and dehydrate (Goldfarb et al., 1991). Gold-bearing fluids are driven from the rocks and percolate through fissures and cracks. As these fluids migrate upwards, their temperature and pressure drop, causing gold, which is hard to keep in solution, to precipitate, often within quartz veins (Fyfe and Henley, 1973; Goldfarb et al., 2015).

Conditions that cause gold to precipitate from fluids can occur deep in the crust, where temperatures and pressures are high, and the rocks are ductile. At these great depths of 20 km or more, the strong metamorphism is described by geologists as being in the granulite facies. Orogenic gold deposits can also form much closer to the surface, only a few kilometres deep, where rocks are brittle and metamorphism is weaker, in the greenschist facies.

The brittle or ductile nature of the host rock and the intensity of metamorphism give rise to different styles of gold mineralization in orogenic gold deposits, with different associated minerals (Goldfarb et al., 2015). The style of mineralization observed at Queensway, with arsenic, antimony and tungsten often being associated with gold, is consistent with greenschist facies metamorphism at depths that are described in the technical literature as being epizonal to mesozonal.

The geological setting and the style of gold mineralization observed at Queensway are like those reported for the Meguma Supergroup, in Nova Scotia, Canada (Kontak et al., 1990; Ryan and Smith, 1998). NFG has also noted striking similarities between drill core samples from Queensway and core from the Fosterville Mine in the Castlemaine - Bendigo region in Australia (Willman, 2007).

5.5.2	Application of Deposit Type to Exploration Strategies

Exploration strategies for orogenic quartz-vein-hosted gold mineralization deposits involve bedrock and structural mapping, geophysical surveys, geochemical/heavy mineral analysis of till samples, and geochemical analysis of grab rock and trench channel samples. Target areas are then tested by diamond drill programs. Regional exploration is typically driven by the identification of first order regional-scale structures and related subsidiary fault-structures, as suggested by geophysical and core logging interpretations. Surface mapping and optical televiewer images allow planning of new drillholes to consider information on the geometry of gold-bearing quartz veins and fault zones, with hole collars and orientations designed to intersect planar gold-bearing structures.

5.6	Exploration
5.6.1	Summary

In 2016, NFG initiated gold exploration at the Queensway Project with a till sampling program in the Joe Batt’s Pond (JBP) area. In 2017, NFG’s exploration work focused on prospecting, with grab samples, geological mapping, trenching in the JBP area, a structural study of the trenched areas, and an airborne geophysical survey.

In 2018, exploration included geophysical survey interpretation, a structural geological survey, regional till sampling program, soil surveys at the Yellow Fox and Jumbo Brook showings in QWS, regional prospecting, and surface trenching at JBPFZ (Se. Satellite imagery was collected over the project area in the late Spring and early Summer of 2018. In late 2018 and early 2019, a culvert was replaced, and roads were upgraded between North and South Herman’s Pond along the AFZ to improve the ability of diamond drill rigs to access the area.

In 2019, exploration paused while a project-wide review of data was done in preparation for NFG’s first drilling program. With interest generated from this drilling, which began in late 2019, NFG undertook broader and more detailed till sampling programs in QWS and in the Twin Ponds (TP) area, a property-wide prospecting program and a trenching program along the AFZ. An airborne geophysical survey, using gravity and magnetic methods, was conducted over QWN in March 2020.

In 2021, NFG conducted an airborne geophysics survey over newly acquired licences. Field exploration continued with prospecting programs at QWN, QWS, Little Rocky Brook (LRB) and Bellman’s Pond (BP), focused till sampling programs, and local soil surveys, mostly at Eastern Pond. Exploration studies in 2021 also included: a LiDAR and photogrammetry survey at QWN; hyperspectral satellite imagery for the southern parts of QWS; and trenching in QWS.

In 2022, NFG continued exploration at the Queensway Property with additional prospecting and rock sampling programs in QWN, QWS and TP till sampling in QWS, soil sampling in QWN and QWS and trenching and channel sampling in QWS.

In 2023, up to the Effective Date of the Technical Report (24 January 2023), only additional soil samples had been collected.

A summary of surface sampling activities conducted by NFG at the Queensway Property is presented in Table 7. Newly acquired/optioned licences of South Pond (SP) and Ten Mile-Duder Lake (TMDL) have yet to be subject of exploration activities. NFG’s exploration efforts in 2022 led to the discovery of multiple new mineralized zones along the AFZ, including Keats North, the Keats South Extension, Lotto North, and Keats West.

Table 7. Summary of surface sampling activities conducted by NFG

A) Prospecting rock samples

						Within
Year	QWN	QWS	TP	LRB	BP	Property	Off-Property	Total
2017	581	171	30	/	/	782	70	852
2018	101	368	41	/	/	510	72	582
2020	76	1,061	4	/	/	1,141	61	1,202
2021	206	1,552	/	164	6	1,928	124	2,052
2022	36	883	2	/	/	921	30	951
Total	1000	4,035	77	164	6	5,282	357	5,639

B) Till samples

						Within
Year	QWN	QWS	TP	LRB	BP	Property	Off-Property	Total
2016	59	/	/	/	/	59	/	59
2018	/	586	/	/	/	586	47	633
2020	/	583	100	/	/	683	31	714
2021	203	89	/	96	/	388	4	392
2022	/	55	/	/	/	55	2	57
Total	262	1,313	100	96	0	1,771	84	1,855

C) Soil samples

						Within
Year	QWN	QWS	TP	LRB	BP	Property	Off-Property	Total
2017	2	/	/	/	/	2	18	20
2018	/	756	/	/	/	756	/	756
2021	12	376	/	/	/	388	/	388
2022	435	9,663	/	/	/	10,098	49	10,147
2023	1,016	/	/	/	/	1,016	1	1,017
Total	1,465	10,795	0	0	0	12,260	68	12,328

D) Trench channel samples

						Within
Year	QWN	QWS	TP	LRB	BP	Property	Off-Property	Total
2017	122	/	/	/	/	122	/	122
2018	51	/	/	/	/	51	/	51
2020	54	/	/	/	/	54	/	54
2021	/	116	/	/	/	116	/	116
2022	/	155	/	/	/	155	/	155
Total	227	271	0	0	0	498	/	498

5.6.2	Prospecting

NFG’s prospecting programs typically consist of sampling outcrops and collecting samples of float material. In 2017, a total of 852 rock samples (782 within the Queensway Property) were collected, including:

•	581 rock samples from QWN (427 classified as float and 154 as outcrop).
•	171 rock samples from QWS (71 float and 100 outcrop).
•	30 rock samples from TP (4 float and 26 outcrop).

In 2018, a total of 582 rock samples (510 within the Property) were collected including:

•	101 rock samples from QWN (46 float and 55 outcrop).

•	368 rock samples from QWS (132 float and 236 outcrop).
•	41 rock samples from TP (23 float and 18 outcrop).

In 2020, a total of 1,202 rock samples (1,141 within the Queensway Property) were collected, including:

•	76 rock samples from QWN (39 float and 37 outcrop).
•	1,061 rock samples from QWS (633 float and 428 outcrop).
•	4 rock samples from TP (3 float and 1 outcrop).

In 2021, a total of 2,052 rock samples (1,928 within the Queensway Property) were collected, including:

•	206 rock samples from QWN (129 float and 77 outcrop).
•	1,552 rock samples from QWS (1,199 float and 353 outcrop).
•	164 rock samples from LRB also known as the “777” mineral licence area (57 float and 107 outcrop).
•	6 rock samples from BP (3 float and 3 outcrop).

In 2022, a total of 951 rock samples (921 within the Queensway Property) were collected, including:

•	36 rock samples from QWN (2 float and 34 outcrop).
•	883 rock samples from QWS (613 float and 270 outcrop).
•	2 rock samples from TP (1 float and 1 outcrop).

Rock samples were shipped by NFG to analytical laboratories for assay. Of the 5,282 rock samples collected within Property, 5,191 received assay results, and assay results for 91 samples are still pending as of the Effective Date of the Technical Report (24 January 2023). Of the 1,000 rock samples collected from QWN, 970 received assay results, and 30 assay results are still pending. The QP’s review of the gold analytical results for the 970 samples assayed shows:

•	887 analytical results (91.44%) were lower than 1 ppm Au, with a maximum of 0.96 ppm Au and an average of 0.06 ppm Au.
•	81 analytical results (8.35%) were between 1 and 83.37 ppm Au, with an average of 8.78 ppm Au.
•	2 analytical results (0.21%) were above 560 ppm Au and consisted of 568.16 and 1131.21 ppm Au.

Of the 4,035 rock samples collected from QWS (Table 7), 3,974 received assay results, and 61 assay results are still pending. The QP’s review of the gold analytical results for the 3,974 samples assayed shows:

•	3,868 analytical results (97.33%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au.
•	106 analytical results (2.67%) were between 1 and 29.62 ppm Au, with an average of 3.65 ppm Au.

Of the 77 rock samples collected from TP, all received assay results. The QP’s review of the gold analytical results for the 77 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.90 ppm Au and an average of 0.06 ppm Au.

Of the 164 rock samples collected from LRB, all received assay results. The QP’s review of the gold analytical results for the 164 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.97 ppm Au and an average of 0.01 ppm Au.

Of the 6 rock samples collected from BP, all received assay results. The QP’s review of the gold analytical results for the 6 samples assayed shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.03 ppm Au and an average of 0.01 ppm Au.

Within the entire Queensway Property, the highest values recorded are 1,131.21 ppm Au and 568.16 ppm Au for two samples collected from the Big Dave Vein along the AFZ in QWN. At present, none of the prospecting samples taken from TP, LRB, and BP have been assayed above 1 ppm Au.

NFG’s prospecting programs include routine quality assurance and quality control samples, standard reference materials inserted into the sample stream in the field at the rate of approximately one standard for every 20 rock samples.

Combined with a steadily improving understanding of the direction in which the last glacial ice sheer advanced and retreated, float samples from NFG’s prospecting programs assist with identification of potential bedrock source areas that should be tested by drilling. Where samples taken from outcropping bedrock show strong mineralization, drill targets can be developed with information from local mapping of the strike and dip of veins and faults, supplemented by interpretations of structure from geophysical surveys.

5.6.3	Geochemistry – Tills

The objective of sampling glacial tills is to detect and delineate dispersal trains of gold grains emanating from undiscovered quartz veins of potential significance. The ice flow direction in the Queensway area is understood to be in the northeast quadrant.

In 2016, a total of 59 samples from the C-horizon of the till were collected from hand-dug shovel pits on a portion of QWN along the JBPFZ. This study was contracted to Overburden Drilling Management Limited (ODM), who noted in their final report that all the till samples collected from the JBPFZ area that year had abundant gold, with an average of more than 100 grains in the samples. The ODM report also noted that the pristine nature of most of the gold grains indicated that they had been transported over only a short distance, likely less than a kilometre (Holmes and Michaud, 2017).

In 2018, NFG began a program of both regional and detailed scale till sampling at QWS to assist with target generation for future work. Despite Winter conditions, sampling continued, as it does today, throughout the year. The till sample locations were based on two grids designed around property boundaries, lakes, rivers, and boggy areas. Grid 1, the Regional Survey over QWS used a 2 km spacing and a 1 km offset on every second line. Grid 2, the Detailed Survey over QWS, targeted a southwest magnetic anomaly from geophysics surveys, used a 500 m spacing and a 250 m offset on every second line. In both grids, planned sites on the grid were not sampled if they had excessive organic material, were reworked fluvial material, were rocky ground, or were identified as not being true till material. From the samples collected at these sites that were sampled, multielement ICP analyses were used to select 21 that were submitted to ODM for analysis of the gold grains. Late in 2018, NFG collected four additional till samples near the site where a single till sample from the 2016 program produced 1,744 gold grains.

In total, 586 till samples were collected in QWS, and 47 off-Property limits in 2018. Based on the results of earlier prospecting and some early till results NFG targeted 10 areas in QWS for more detailed till programs in 2020: Hunt’s Brook, The Narrows, Larsen’s Falls, Pine Tree Hill, Eastern Pond, Eastern Pond Detailed, Eastern Pond Infill, and Great Gull River. In total, 583 till samples were collected in QWS in 2020. Till sampling programs were also conducted in the north at TP (100 samples) and at Jonathan’s Pond (31 samples, off-Property. The till sampling that began in 2020 at Larsen’s Falls and Pine Tree Hill continued into the following year.

In 2021, NFG focused its till sampling programs in QWN (203 samples), specifically along the JBPFZ, in QWS (89 samples) and at LRB. At JBPFZ, the goal of the 2021 program was to look for the edges of the pervasive anomaly identified there in 2016 by targeting one area north of the 2016 survey (151 samples) and another area west of the original survey (52 samples).

Till sampling continued in 2022 in QWS, with a program that begun at West Narrows along the Mustang Trend west of Gander Lake, around Yellow Fox and Careless Cove Brooks, and was completed with the collection of 55 samples.

The till samples processed by ODM have been quantitatively assessed using two methods: 1) The count of the number of pristine gold grains and modified gold grains. The gold grade calculated from the size distribution of the gold grains.

The till sample with the highest gold grain count (1,744 grains) and the highest calculated gold grade (15.7 ppm) was one of the 2016 till samples from the Joe Batt’s Pond area. This strong showing will be tested by drilling along the JBPFZ. Other target areas for future drill testing are those that show strong mineralization in the tills, both by the grain count and by the calculated gold grade. These include the areas in QWS around Hunt’s Pond and between Eastern Pond and Paul’s Pond.

NFG’s till sampling programs include routine quality assurance and quality control samples, field duplicates inserted into the sample stream at the rate of approximately one duplicate for every 20 till samples.

Till samples were shipped by NFG to analytical laboratories for assay. Of the 1,771 till samples collected within Property, 1,675 received assay results, and assay results for 96 samples from LRB only are still pending as of the Effective Date of the Technical Report (24 January 2023).

Of the 262 till samples collected from QWN, all received assay results. The QP’s review of the gold analytical results for the 262 samples assayed shows:

•	119 analytical results (45.42%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.17 ppm Au.
•	143 analytical results (54.58%) were between 1 and 30.00 ppm Au, with an average of 5.25 ppm Au.

Of the 1,313 till samples collected from QWS, all received assay results. The QP’s review of the gold analytical results for the 1,313 samples assayed shows:

•	1,199 analytical results (91.32%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.10 ppm Au.
•	114 analytical results (8.68%) were between 1 and 30.00 ppm Au, with an average of 4.07 ppm Au.

Of the 100 till samples collected from TP (Ta, all received assay results. The QP’s review of the gold analytical results for the 100 samples assayed shows:

•	98 analytical results (98%) were lower than 1 ppm Au, with a maximum of 0.76 ppm Au and an average of 0.11 ppm Au.
•	2 analytical results (2%) were 1.06 and 1.72 ppm Au, with an average of 1.39 ppm Au.

As of the Effective Date of the Report, the highest gold analytical value from till samples (30 ppm Au) is from quartz veins, shale, and siltstone from both QWN and QWS.

5.6.4	Geochemistry - Soils

In 2017, two test soil samples were collected in the Joe Batts Pond area in QWN.

In 2018, anomalous gold and arsenic values in float rock samples from the 2017 prospecting program in QWS were followed up with two gridded soil surveys. Samples were acquired from the B horizon, where possible, using a device known as a “Dutch auger” that is designed to collect soil samples in areas where the soil is dense with roots and fibrous vegetation. Although the 2018 soil programs were done in the winter, and had to auger through ice and snow, acquisition of B-horizon samples was good. 756 samples were collected at QWS in 2018 and were analysed at Eastern Analytical in Springdale, NL, by fire assay and by multielement ICP.

The Jumbo Brook soil survey grid in QWS overlies the contact between the Davidsville Group to the east and the Indian Islands Group to the west. It used 11 lines, 1 km long and spaced 100 m apart, with an azimuth of N50°W. 21 of the 373 samples returned gold grades above 0.01 ppm. The better gold grades for soil and float samples appear to be clustered near the forest access road and suggest a possible source to the south-southwest, towards Thumbs-Up Pond or the boggy area west of it.

The Yellow Fox Brook soil survey grid in QWS covers the contact between the Davidsville Group to the east and the Ten Mile Lake Formation to the west. It used 11 lines, 1 km long and spaced 100 m apart, with an azimuth of N40°W. 12 of the 383 samples returned gold grades above 0.01 ppm. Samples along Yellow Fox Brook indicate a possible target to the north of the grid. Three of the 2017 prospecting float samples appear to line up in a northeasterly direction with the better soil samples. It has been difficult to form a definitive interpretation of the Yellow Fox Brook soil data because information on the direction of ice flow points to a south-lying source for the float and soil, opposite the interpretation developed from the soil data.

In 2021, NFG completed three small soil surveys at Queensway. Two surveys acted as a test of whether soil surveys could recognize an anomalous gold signature in areas where till samples had produced high gold grades. 12 soil samples were collected at QWN, and 376 at QWS. Samples were taken at maximum allowable depths with a standard “Dutch auger” and sieved with a #80 screen, with the fines that passed through the sieve being sent to Eastern Analytical Labs for fire assay.

The 2021 soil programs also included a test of the mass spectrometer Halo mineral identifier on soil samples. The goal of this exercise was to determine if the Halo system could recognize alteration halos. With Halo being able to identify muscovite in 12 soil samples collected from the Cokes Zone, NFG plans to conduct further testing with larger samples to determine if Halo analysis of soil samples should become a routine exploration method in future.

In 2022, 435 soil samples were collected at QWN and 9,663 at QWS and in 2023 as of the Effective Date of the Technical Report (24 January 2023), 1,016 additional samples have been collected at QWN.

As of the Effective Date of the Technical Report, soil samples in the Queensway Property have been collected only at QWN (1,465 samples) and QWS (10,795 samples), totaling 12,260 samples. 68 soil samples lie outside the current Property limits.

All soil samples collected by NFG from 2017 to 2023 were shipped by NFG to analytical laboratories for assay. Of the 12,260 soil samples collected within Property (Table 7), 7,020 received assay results, and assay results for 5,240 samples are still pending as of the Effective Date of the Technical Report.

Of the 1,465 soil samples collected from QWN, 13 received assay results, and 1,452 assay results are still pending. The QP’s review of the gold analytical results for the 13 samples assayed shows that assay values vary between 0.0025 and 1.58 ppm Au, with an average of 0.29 ppm Au. Two analytical results were above 1 ppm Au (1.05 and 1.58).

Of the 10,795 soil samples collected from QWS, 7,007 received assay results, and 3,788 assay results are still pending. The QP’s review of the gold analytical results for the 7,007 samples assayed shows that assay values vary between 0.00005 and 2.27 ppm Au, with an average of 0.0 1 ppm Au. Two analytical results were above 1 ppm Au (1.04 and 2.27).

A significant amount of assay results from both QWN and QWS are still pending, and the results of the soil sampling programs to date have been inconclusive. Further work will be needed to establish whether soil sampling can improve targeting of drillholes.

5.6.5	Trenching

NFG’s trench programs in 2017, 2018 and 2020 focused on QWN areas; trenching in QWS was initiated in 2021 and continued throughout 2022. Channel samples are cut within the trenches using a gas-powered diamond saw, and are typically 2-3 cm wide, 5-10 cm deep and 1 m long. Grab samples are collected to investigate vein differences or to substitute for channel samples where those could not be collected. Trenching has been a successful exploration method at the Queensway Project, with many of the gold zones identified or better defined through trenching. Examples include Dome, Road, Lotto, Little, Cokes, Knob, Bullet, Glass, Aztec, A-Zone, LBNL, and showings in the Greenwood Pond area.

The permit application for NFG’s 2017 trenching program included 94 proposed trenches approximately 25 m long and 1 m wide, to various depths, crossing the NE-SW regional trend of the JBPFZ. Ultimately, 24 trenches were dug, with a total of 122 channel samples and 40 grab samples taken from five areas in QWN, including Quartz Pond (19 samples), the 798 Boulder Zone (29 samples), the Glass Showing (23 samples), the Joe Batts Trend (2 samples), and the Logan-Lachlan Zone (89 samples).

The permit application for NFG’s 2018 trenching program included 133 proposed trench locations along the JBPFZ. 12 of the proposed trenches were attempted before attention shifted to the Glass Showing, extending the 2017 trench to 150 m in length and up to 25 m in width. Many quartz veins exposed in the extended and expanded Glass Trench were mapped by drone, and channel sampled. Structural mapping was also carried out by GoldSpot as part of their regional-scale property review. A total of 51 channel samples were collected in 2018. The highest gold grade from the 2018 trench program was 44.7 ppm from a 10-12 cm quartz vein with semi-massive stringers of dark grey to black, pyrite and arsenopyrite, sampled at the northern end of the Glass Trench.

In 2020, 16 trenches were dug, with 54 channel samples collected, mainly on the west side of the AFZ, near the town of Appleton, from the Hornet Zone in the south to Trench 36 in QWN. Half of NFG’s 2020 trenches evaluated areas not previously trenched; the other half were dug to re-expose or extend trenches that had previously shown good results.

A total of 16 trenches were completed in 2021 in QWS, with 116 channel samples collected at Aztec, Bernard’s Camp, Eastern Pond Brook, Junior’s Hook, and Joe’s Feeder and MT (Rattman).

The permit application for NFG’s 2022 trenching program included 25 proposed trench locations in QWS. In 2022, 23 trenches were dug, and 155 channel samples collected in QWS in the Greenwood Pond area.

As of the Effective Date of the Technical Report, channel samples in the Queensway Property have been collected only at QWN and QWS.

Channel samples were shipped by NFG to analytical laboratories for assay. Of the 498 channel samples collected, all received assay results as of the Effective Date of the Technical Report (24 January 2023).

The QP’s review of the gold analytical results for the 227 channel samples collected from QWN shows:

•	204 analytical results (89.87%) were lower than 1 ppm Au, with a maximum of 0.96 ppm Au and an average of 0.10 ppm Au.
•	23 analytical results (10.13%) were between 1 and 18.90 ppm Au, with an average of 6.57 ppm Au.

The QP’s review of the gold analytical results for the 271 channel samples collected from QWS shows:

•	258 analytical results (95.20%) were lower than 1 ppm Au, with a maximum of 0.94 ppm Au and an average of 0.10 ppm Au.
•	13 analytical results (4.80%) were between 1 and 4.56 ppm Au, with an average of 2.22 ppm Au. The highest grade of 4.56 ppm Au occurs in a siltstone sample.

The highest grades seen in trench samples come from QWN; these include a channel sample from Trench 36 with a gold grade of 18.9 ppm, and two samples from the Glass Trench, with gold grades of 14.6 ppm and 13.3 ppm. In QWS, the highest gold grade in trench channel samples, 4.56 ppm, is from the Eastern Pond area.

5.6.6	QP Opinion on Representativity and Potential Bias of Exploration Samples

The QP is of the opinion that NFG’s till, soil, rock, and trench channel samples are representative of the regions where they were taken and provide unbiased measurements of the gold grades in those general locations.

Grab samples, by their very nature, often tend to be anomalous: prospectors are looking for gold and are more likely to find a surface sample interesting if it contains visible gold, or if its visible mineralogy suggests that its gold grade might be high. The likely bias in grab samples is not problematic for exploration, however, because anomalous samples can direct future exploration programs. Due to the bias, the QP recommends that grab samples not be used in any future resource estimations.

5.6.7	Airborne Geophysical Surveys

From low altitude flights that track back and forth across a study area on a regular grid, airborne geophysical surveys measure physical properties, like the minor perturbations in the local gravity field caused by density variations in the bedrock or subtle changes in the local magnetic field caused by changes in the mineralogical composition of the rocks beneath. The measurement acquired during an airborne geophysical survey can be mapped directly, can have their slope or gradient displayed (the “first derivative”), or can have the changes in the slope displayed (the “second derivative”). They can also be used in a process known as “inversion” to build a 3D model of the subsurface that is consistent with the observed measurements. Any of these types of displays can enhance the ability to identify areas worthy of more detailed investigation in one of two main ways:

•

By revealing areas with similar geophysical properties. If an area where strong gold mineralization has already been confirmed has a similar geophysical response as another area that has not yet had the benefit of detailed exploration, that less explored area merits a closer look to better understand if the similarity in its geophysical characteristics also makes it similar in its ability to host strong gold mineralization.

•

By revealing areas with anomalous geophysical properties. As discussed in Section 8.1, gold usually precipitates from hydrothermal fluids where either pressure or temperature drop. Anomalies in a map of a geophysical property may point to the type of local change in the bedrock that could be a location where changing pressure or temperature conditions, back at the time when the deposits were forming, favoured gold precipitation.

•

By revealing linear structures that may be faults or fractures. With gold in the Queensway area being associated with structural features like fault and fracture zones, and the veins associated with them, linear features on a map of a geophysical measurement, or its derivatives, may reveal fault and fracture zones that are difficult to see on the ground due to overburden, till, lakes, and vegetation.

On behalf of Palisade (now NFG), CGG Canada Services Ltd. (CGG) flew a survey that measured magnetic and electrical properties over the Queensway Project area in 2017 (CGG Canada Services, 2017). Maps of the 1st and 2nd derivatives of the magnetic field indicated that the geological structures suggested by geophysics do conform to trends identified from surface reconnaissance and sampling.

In 2020, CGG flew a survey that measured the gravity and magnetic fields over QWN (CGG Canada Services, 2020). Broad changes in the gravity field were consistent with mapped geologic features; the higher density of the rocks in the Gander River Ultramafic Complex on the east side of the Queensway area is evident in the gravity response. With finer details being more difficult to resolve, the CGG report suggests that a 3D interpretation of the subsurface is required to better use the data.

In 2021, CGG flew a survey that measured the magnetic, radiometric, and electrical properties over QWN and the eastern part of QWS (CGG Canada Services, 2021). Broad changes in magnetic properties were noted to be consistent with large mapped geologic features. The map of the 1st derivative of the electrical chargeability field shows a low that runs just to the west of the Gander Lake Ultrabasic Complex. With this image providing considerable local detail, it may assist local mapping of structure.

5.6.8	Satellite Imagery

High resolution satellite imagery is useful for supporting the development of a detailed Graphical Information System database for the project, including field mapping activities.

In 2018, NFG contracted Pacific Geomatics Ltd. to use satellite imagery to create natural and false colour infrared images of the entire Queensway Project area with a pixel resolution of 30 cm in QWN and 50 cm in QWS and TP.

In 2021, multispectral satellite imagery for the southern portion of QWS was obtained from Digital Globe by Perry Remote Sensing LLC. The original plan was to acquire multispectral imagery for the entire Queensway Project area; but this was postponed due to cloud cover conditions and the onset of greening of trees and other vegetation in late Spring. Perry Remote Sensing was able to acquire good multispectral images, at a pixel resolution of 50 cm, over the southern half of QWS and is currently analyzing these to define alteration mineral assemblages that can be checked by ground reconnaissance and to generate exploration targets.

The work is currently ongoing and no interpretation or ground truthing has yet occurred.

5.6.9	Digital Elevation Models

High resolution models of the ground surface are helpful not only for checking ground survey information, such as drillhole collars, but can also be used to interpret faults and fractures which often manifest themselves as linear features on coloured pixel maps of elevation or its 1st and 2nd derivatives.

When CGG flew its geophysical surveys in 2018, 2020 and 2021, a by-product of the data acquisition done for these studies was a digital terrain model for the area covered by the survey.

In 2021, RPM Aerial Services performed a helicopter-based LiDAR survey of the QWN area and, at the same time, acquired high resolution digital images that will improve the project’s GIS data base and its mapping activities.

5.7	Drilling

During October-December 2019, NFG completed the Company’s initial 10-hole diamond drill program at the QWN block. The program collected 1,985 m of HQ core and targeted the Keats, Dome, Glass and 1744 prospects (Figure 12 and

Table 8). The 2019 NFG drill program identified significant gold mineralization at the historic Keats prospect with one intercept of 75.21 ppm Au over 23.5 m in drillhole NFGC-19-01.

In August 2020, NFG initiated a 200,000 m drill program intended to test 1) the 9.45 km mineralized strike length on the AFZ in QWN, and 2) the 12.4 km mineralized strike length of the Joe Batt’s Pond Fault Zone (JBPFZ) in QWN. As a result of initial follow-up drilling to the 2019 program at Keats, and the additional discoveries of Golden Joint and Lotto nearby, the program was doubled to 400,000 m in October 2021.

From 2019 to 2021, NFG’s drill program focused on the QWN area with a total of 134,797 m drilled within 504 holes.

In 2022, NFG completed an inaugural drill program at the QWS block drilling 7,255 m across 33 holes, at the Twin Ponds block (TP) with 1,508 m within 7 drillholes and continued drilling at QWN with additional 177,219 m drilled within 635 holes. By the end of 2022, 80% (320,779 m) of the ongoing 400,000 m drill program had been completed within 1,179 drillholes (

Table 8).

In January 2023, NFG announced a drill program expansion to 500,000 metres using an average of 12 drill rigs. The 2023 drill program will reportedly include:

1.	Infill and targeted drilling to expand existing prospects.
2.	Exploration drilling to identify new prospects in other prospective areas.
3.	Grid drilling aimed at testing open swaths of prospective strike along main fault structures, with a strong emphasis on the west side of the AFZ.
4.	Drilling is also planned for the parallel JBPFZ at QWN, the newly optioned licence areas to the north (SP and TMDL), and at QWS.

Up to the Effective Date of the Technical Report (24 January 2023), NFG completed 1,227 diamond holes for a total of 330,007 metres (

Table 8). The location of 2019-2023 drillholes is presented in Figure 12.

NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Drillhole Locations
1:350,000
UTM N83 Zone 21
Jan 2023
0
10
km
APEX Geoscience Ltd.
Max Millions
Lotto North
Lotto
Twin Ponds
Dome
Zone 36
Cokes
TP
Golden Joint
Little Zone
Glenwood & Appleton
Golden Bullet
Knob
Grouse
Gander Outflow
Rocket
TCH
Keats West
Keats North
Keats
Big Dave
Road
798
1744
Glass
QWN
Whiskey Pocket
Pocket Pond
Gander
Gander Lake
Gander River
SP
BP
LRB
AFZ
JBPFZ
002E02
002D14
002D15
002D11
002D10
002D06
002D07
APPLETON FAULT ZONE (AFZ)
JOE BATT'S POND FAULT ZONE (JBPFZ)
QWS
Devil's Trench
Paul's Pond
Aztec
Goose
Greenwood
Bernards Pond
Eastern Pond
Caribou Lake
Legend
Drillhole: Year
2019
2020
2021
2022
2023
City/Town
Fault Zone
NTS 50K Limits
Property Outline
Waterbodies
N

Figure 12. Queensway property package with NFG drill-tested gold prospects and collar locations completed as of January 24, 2023 (Source:Apex)

Table 8. Summary of drillholes (with core recovered) from NFG’s diamond drilling program at the Queensway Property, Newfoundland, NL, from 2019 to 24 January 2023. Prospects, by Property block area, are highlighted for the QWN (blue), QWS (grey), and TP (yellow) blocks.

		2019		2020		2021		2022		2023 (to January 24)		Total
Prospect	Block	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	No. of Holes	Length (m)	Last DDH completed ID
798	QWN					2	469					2	469	NFGC-21-169
1744	QWN	2	522			23	7,312	8	3,073			33	10,907	NFGC-22-518
Aztec	QWS							2	739			2	739	NFGC-QS-22-33
Bernards Pond	QWS							3	438			3	438	NFGC-QS-22-31
Big Dave	QWN							24	7,791			24	7,791	NFGC-22-856A
Cokes	QWN					11	3,395	10	1,925	2	328	23	5,648	NFGC-23-1133
Devil's Trench	QWS							4	551			4	551	NFGC-QS-22-16
Dome	QWN	2	116	5	993	5	1,107	5	1,159			17	3,375	NFGC-22-633
Eastern Pond	QWS					1	407					1	407	NFGC-QS-22-28
Gander Outflow	QWN					2	1,345					2	1,345	NFGC-22-882
Glass	QWN	4	879									4	879	NFGC-19-08
Golden Bullet	QWN							1	167	1	308	2	475	NFGC-23-1092
Golden Joint	QWN					55	18,210	39	11,045	2	432	96	29,686	NFGC-23-1134
Goose	QWS							5	743			5	743	NFGC-QS-22-27
Greenwood	QWS							6	756			6	756	NFGC-QS-22-09
Grouse	QWN							13	1,616			13	1,616	NFGC-22-1074
Keats	QWN	2	469	41	8,377	204	56,508	131	47,194	7	1,517	385	114,065	NFGC-23-1130
Keats North	QWN					5	1,595	89	23,972	9	1,605	103	27,173	NFGC-23-1128
Keats West	QWN					2	749	75	17,118	11	2,080	88	19,947	NFGC-23-1131
Knob	QWN					16	3,157	15	3,144			31	6,301	NFGC-22-1042
Little	QWN	6	769									6	769	NFGC-20-16
Lotto	QWN			13	3,032	49	14,078	44	11,259			106	28,369	NFGC-22-1078
Lotto North	QWN							70	18,637	6	1,215	76	19,852	NFGC-23-1124
Max Millions	QWN							20	3,990	7	998	27	4,988	NFGC-23-1122
Paul's Pond	QWS							12	3,621			12	3,621	NFGC-QS-22-25
Pocket Pond	QWN					46	10,547	3	804			49	11,351	NFGC-22-536
Road	QWN			2	429	2	508	2	595			6	1,532	NFGC-22-482
Rocket	QWN							23	4,249			23	4,249	NFGC-22-1032
TCH	QWN					2	449	41	12,729	3	744	46	13,922	NFGC-23-1127
Twin Ponds	TP							7	1,508			7	1,508	NFGC-TP-22-06
Whiskey Pocket	QWN							3	930			3	930	NFGC-22-792
Zone 36	QWN					5	1,129	17	4,477			22	5,606	NFGC-22-1067
All Prospects		10	1,985	67	13,600	427	119,212	675	185,982	48	9,228	1227	330,007

In 2019, NFC commissioned New Valley Drilling Co. of Springdale, NL, which utilized four drill rigs that included EF-50 and A5 skid-mounted drill rigs and a track-mounted CS-1000 drill rig. In February 2021, NFG commissioned Rally Drilling Services (Rally) of Sussex, NB, to conduct drilling at the Queensway Property in conjunction with New Valley Drilling. Rally utilized HTM2500, B20, EF-50 and U6 skid-mounted Marcotte htm2500 rigs, and a skid-mounted CS-1000 rig. A barge-mounted drill was implemented by NFG on October 8, 2022. The barge drill tested the top portion of Golden Joint prospect that occurs under North Hermans Pond. No assays have been received to the Effective Date of the Technical Report. The barge drill may also test portion of the Keats prospects under the South Hermans Pond. All drill rigs were equipped to, and drilled, HQ size core.

Excavators were used to clear drill sites and move the rigs. Collars were foresighted using RTK GPS receivers and marked with pickets. Drillhole orientations were measured with a TN14 gyrocompass. Core is collected twice daily by NFG personnel. All completed holes were plugged and marked with a metal post to identify the collar locations. Downhole azimuth and dip data were collected by the drill crews, using the Reflex EZ-Trac. Surveying started at 15 metres past the drill casing and at 50 metre intervals downhole. An exit survey was completed at 15 metre intervals upon completion of the hole.

A tabulation of drillhole collar locations, hole orientation at the collar, and depth for all holes drilled by NFG up to Effective Date of this Technical Report, is presented in Table 9. Holes that failed (i.e., no drill core was recovered) were redrilled with the collar slightly offset from the original location. In 2021, three drillholes did not yield core, and these failed drillholes are not reported in the Technical Report.

Hole locations in Table 9 are identified by the mineral prospect, along with the easting, northing, and elevation coordinates of the collar. Hole orientations are identified by the azimuth (clockwise from north) and the dip (downward from horizontal) of the hole at its collar. The azimuth and dip of the drillholes varies between 0 and 359 degrees (averaging 237 degrees) and -90 to -42 degrees (average of -48.2 degrees). A large portion of the drillholes is angled perpendicular to the strike and dip of the major fault zones (AFZ and JBPFZ) and their corresponding offshoot faults. The average length of the drillholes is 269 metres with maximum hole depth of 881 metres at the Keats Main prospect.

The orientation of the hole relative to the dominant plane of mineralization allows the calculation of the ratio of the true width (perpendicular to mineralization) to the down-hole length. Where the orientation of the faults/veins is known, the ratio of true width to down-hole length is reported. For prospects where the orientation of mineralization has not yet been determined with confidence, the ratio of true width to down-hole length is reported as unknown.

The drill core was logged and sampled by NFG geologists in NFG’s core logging facility in Gander, NL. The core samples were cut or split on-site, and half-core samples were placed into sealed sample bags in preparation for shipment to the laboratories for analytical assay test work, as follows:

•

Starting with the initial drill program in 2019, the half-core samples were prepared at ALS Minerals (ALS) in Sudbury, ON, and Moncton, NB, or to Eastern Analytical Ltd. (Eastern Analytical) in Springdale, NL. The pulps prepared by ALS were shipped to ALS Vancouver, BC, for analysis via standard 30-g fire assay or screen metallic fire assay. The pulps shipped to Eastern Analytical were analyzed via standard 30-g fire assay or screen metallic fire assay.

•

In May 2022, NFG initiated a trial of the Chrysos PhotonAssayTM non-destructive method for gold analysis at MSALABS in Val-d’Or, QC, in conjunction with follow-on screen metallic fire assay or standard 30-g fire assay method at ALS Minerals in Vancouver for assay comparison.

•

Since May 2022, NFG has submitted core samples for gold assay only to ALS and MSALABS. In addition to gold assays, all samples prepared at ALS or MSALABS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) and a specific gravity pycnometry method (ALS method code OA-GRA08b) at ALS Vancouver. Details of analytical methods and quality assurance-quality control procedures are presented in Section 11.

NFG composite intervals reported in this section have a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 metres with a maximum of 2 metres consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. The aggregation of closely spaced significant intervals can be done more than once, but always requires that each band of weak mineralization be less than 2 metres long (in the down-hole direction). NFG does not cap the data other than no domain can be less than 2 metres and/or a grade of less than 1 g/t Au. This threshold represents an NFG-designated threshold as per the Company’s analytical protocols. In some holes, two or more significant intervals occur very close to each other and form part of the same vein, with >1 ppm intervals and intervening weakly mineralized intervals forming a multi-layer sandwich that is one geologic structure.

In March 2021, NFG contracted DGI Geoscience to undertake a downhole wireline logging campaign to collect optical televiewer (OTV) and acoustic televiewer (ATV) images to provide high resolution digital information on the orientations of faults, fractures, and veins. At the Effective Date of the Technical Report, 790 holes had OTV and ATV images. Televiewer images could not be acquired in holes in which the hole walls had collapsed or were unstable or the water was too murky. Natural gamma and gamma-gamma density probes were added later during the program, and not run on every hole. By the effective date of the Technical Report, natural gamma logs were available for 680 holes and gamma-gamma density logs for 231 holes.

Petrophysical hyperspectral logging measurements are completed on drill core using TerraSpec’s HALO mineral identification system to provide information on mica minerals (i.e., muscovite or phengite) as an indication of proximity to veins or mineralized fault zones, and sufficient reason to continue drilling.

The QP has reviewed NFG’s drillhole and drill core gold assay databases. The analytical work was conducted by reputable and accredited laboratories and the QP has validated the assay results versus the laboratory certificates.

Hence, the QP is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the drillhole locations or the gold assay data.

As of the Effective Date of the Technical Report (24 January 2023), core samples from 871 out of 1,227 drillholes have certified assay results as received by NFG from the labs and assay results for the remaining 356 drillholes are still pending. Drillholes with assay results are tagged in Table 9.

NFG’s drill core assay results are presented below for gold prospects within the QWN, QWS, and Twin Ponds blocks, respectively. For each prospect, the QP has summarized the drilling exploration work that was completed and summarizes the gold assay dataset of each gold prospect.

With respect to core intersections of note, the QP provides a summary of the higher-grade intervals that are reported within the context of a lower grade intersection. These intercepts have been captured from NFG News Releases (New Found Gold Corp 2020 a-e, 2021 a-s, 2022 b-x, 2023 a-c) and verified by the QP in the laboratory certificates. Please note that all relevant assay value analytical results are presented as “core interval apparent widths”. NFG has calculated true widths for most of the Company’s disclosed core lengths.

Table 9. Drillhole collar locations and orientations for NFG’s diamond drilling program at the Queensway Property, Newfoundland, NL, from 2019 to 24 January 2023.

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-1063	Keats	658233.6	5427800.1	80.0	158.0	-45.0	140.0	11/23/2022	11/25/2022	No
NFGC-22-1062	Golden Joint	658384.2	5428516.1	71.5	130.0	-69.0	189.0	11/23/2022	11/25/2022	No
NFGC-22-1061	Grouse	656868.3	5425252.2	47.1	140.0	-45.0	167.0	11/22/2022	11/24/2022	No
NFGC-22-1060	Lotto North	659398.1	5430246.5	44.3	300.0	-45.0	326.0	11/22/2022	11/28/2022	No
NFGC-22-1059	Max Millions	658658.7	5429190.2	71.2	315.0	-80.0	131.0	11/21/2022	11/22/2022	No
NFGC-22-1058	Lotto North	659195.4	5429843.2	55.3	300.0	-45.0	41.7	11/20/2022	11/22/2022	No
NFGC-22-1057	Zone 36	658739.0	5429663.0	76.0	329.0	-64.0	254.0	11/20/2022	11/24/2022	No
NFGC-22-1056	Keats	658222.1	5427776.0	79.8	147.0	-45.0	95.0	11/20/2022	11/22/2022	No
NFGC-22-1055	Lotto North	658939.1	5429298.8	73.4	87.0	-66.0	135.0	11/20/2022	11/25/2022	No
NFGC-22-1054	Golden Joint	658383.7	5428516.9	68.3	135.0	-76.0	224.0	11/20/2022	11/22/2022	No
NFGC-22-1053	Grouse	656835.4	5425243.1	44.1	230.0	-45.0	143.0	11/19/2022	11/21/2022	No
NFGC-22-1052	Keats West	657901.9	5427935.3	94.5	120.0	-45.0	374.0	11/19/2022	11/26/2022	No
NFGC-22-1051	Lotto North	659386.2	5430074.0	55.0	300.0	-45.0	63.0	11/19/2022	11/20/2022	No
NFGC-22-1050	Keats	658039.9	5427249.7	89.9	0.0	-90.0	287.0	11/19/2022	11/24/2022	No
NFGC-22-1049A	Keats West	657909.1	5427988.9	95.6	114.0	-45.0	315.0	11/19/2022	11/27/2022	No
NFGC-22-1049	Keats West	657907.1	5427989.4	95.0	115.0	-45.0	69.0	11/18/2022	11/19/2022	No
NFGC-22-1048	Keats	658429.9	5427919.2	76.4	300.0	-45.0	275.0	11/18/2022	11/23/2022	No
NFGC-22-1046	Keats	658222.1	5427776.7	79.8	195.0	-45.0	107.0	11/18/2022	11/20/2022	No
NFGC-22-1047	Grouse	656835.5	5425242.7	44.1	204.0	-42.0	125.0	11/17/2022	11/19/2022	No
NFGC-22-1045	Max Millions	658658.0	5429189.7	70.8	120.0	-45.0	242.0	11/17/2022	11/21/2022	No
NFGC-22-1044	Lotto North	659443.5	5430277.7	44.6	300.0	-45.0	347.0	11/17/2022	11/21/2022	No
NFGC-22-1043	Keats West	657871.4	5428010.3	98.3	15.0	-65.0	84.0	11/16/2022	11/18/2022	No
NFGC-22-1041	Lotto North	658969.2	5429491.2	60.6	50.0	-60.0	177.0	11/16/2022	11/20/2022	Yes
NFGC-22-1042	Knob	657283.6	5425980.8	58.1	172.0	-55.0	161.0	11/15/2022	11/17/2022	No
NFGC-22-1040	Keats West	657951.6	5427847.3	89.3	56.0	-53.0	206.0	11/15/2022	11/19/2022	No
NFGC-22-1039	Zone 36	658739.0	5429663.0	76.0	15.0	-45.0	326.0	11/15/2022	11/20/2022	No
NFGC-22-1038	Lotto North	659385.6	5430022.5	59.4	300.0	-45.0	258.0	11/15/2022	11/18/2022	No
NFGC-22-1037	Keats West	657869.0	5428067.5	100.9	30.0	-82.0	144.0	11/14/2022	11/16/2022	No
NFGC-22-1036	Keats North	658460.8	5427929.2	77.4	300.0	-45.0	257.0	11/14/2022	11/18/2022	No
NFGC-22-1034	Max Millions	658264.4	5429140.7	88.4	315.0	-45.0	170.0	11/14/2022	11/17/2022	No
NFGC-22-1035	Grouse	656836.2	5425242.7	44.0	180.0	-45.0	188.0	11/13/2022	11/17/2022	No
NFGC-22-1033	Keats	658411.3	5427496.5	87.0	300.0	-45.0	500.0	11/13/2022	11/24/2022	No
NFGC-22-1032	Rocket	657284.5	5425981.0	58.1	141.0	-56.0	173.0	11/13/2022	11/15/2022	No
NFGC-22-1031	Lotto North	659358.1	5430095.7	50.7	300.0	-45.0	89.7	11/12/2022	11/15/2022	No
NFGC-22-1030	Lotto North	659401.2	5430301.5	41.6	300.0	-45.0	275.1	11/12/2022	11/16/2022	No
NFGC-22-1029	Lotto North	658970.2	5429491.7	60.6	65.0	-45.0	216.0	11/12/2022	11/16/2022	No
NFGC-22-1028	Keats West	657991.6	5427767.9	83.6	49.0	-53.0	227.0	11/12/2022	11/15/2022	No
NFGC-22-1027	Keats West	657876.2	5428065.0	100.9	115.0	-45.0	210.0	11/11/2022	11/13/2022	No
NFGC-22-1026	Grouse	656838.3	5425242.9	43.9	155.0	-45.0	155.0	11/11/2022	11/13/2022	No
NFGC-22-1025	Max Millions	658278.0	5429116.0	87.7	315.0	-45.0	182.0	11/11/2022	11/13/2022	No
NFGC-22-1024	Zone 36	658739.0	5429663.0	76.0	330.0	-45.0	239.0	11/11/2022	11/15/2022	No
NFGC-22-1023	Keats North	658450.9	5427964.1	75.7	300.0	-45.0	167.0	11/9/2022	11/13/2022	No
NFGC-22-1022	Grouse	656839.0	5425243.5	43.9	0.0	-90.0	68.0	11/9/2022	11/10/2022	No
NFGC-22-1020	Keats West	657989.0	5427884.7	88.5	65.0	-60.0	203.0	11/9/2022	11/11/2022	No
NFGC-22-1019	Rocket	657144.7	5425887.8	52.3	110.0	-50.0	173.0	11/9/2022	11/13/2022	No
NFGC-22-1021	Max Millions	658359.0	5429316.7	85.5	120.0	-45.0	101.0	11/8/2022	11/10/2022	No
NFGC-22-1018	Lotto North	658946.1	5429456.3	61.4	122.0	-65.0	279.0	11/8/2022	11/12/2022	No
NFGC-22-1017	Lotto North	659298.4	5430072.5	47.3	300.0	-45.0	300.0	11/8/2022	11/12/2022	No
NFGC-QS-22-33	Aztec	632745.9	5390259.2	141.0	170.0	-45.0	338.0	11/7/2022	11/10/2022	No
NFGC-22-1016	Grouse	656813.6	5425186.1	44.6	220.0	-60.0	110.3	11/7/2022	11/8/2022	No
NFGC-22-1015	Lotto North	659448.1	5430332.6	42.2	300.0	-45.0	311.3	11/7/2022	11/12/2022	No
NFGC-22-1014	Golden Joint	658380.8	5428515.1	72.1	154.0	-53.0	181.0	11/6/2022	11/19/2022	No
NFGC-22-1013	Zone 36	658999.6	5429765.2	52.9	320.0	-60.0	317.0	11/6/2022	11/10/2022	No
NFGC-22-1012	Rocket	657144.6	5425888.5	52.5	100.0	-45.0	200.0	11/5/2022	11/8/2022	No
NFGC-22-1011	Grouse	656816.9	5425185.9	44.7	85.0	-45.0	68.0	11/5/2022	11/7/2022	No
NFGC-22-1010	Keats West	657920.4	5428040.8	96.8	115.0	-45.0	309.0	11/5/2022	11/11/2022	No
NFGC-22-1003	Keats	657886.6	5426790.0	87.2	308.0	-52.0	713.0	11/5/2022	11/18/2022	No
NFGC-22-1009	Lotto North	658945.1	5429457.2	61.2	78.0	-58.0	201.0	11/4/2022	11/7/2022	No
NFGC-22-1008	Max Millions	658363.0	5429428.1	84.4	300.0	-45.0	245.0	11/4/2022	11/8/2022	No
NFGC-22-1007	Keats North	658368.7	5427520.6	86.3	300.0	-45.0	434.0	11/4/2022	11/13/2022	No
NFGC-22-1006	Lotto North	659510.9	5430643.1	36.5	300.0	-45.0	203.0	11/4/2022	11/6/2022	No
NFGC-22-1005	Grouse	656813.8	5425185.3	44.7	200.0	-45.0	128.0	11/3/2022	11/5/2022	No
NFGC-22-1004	Keats West	658074.9	5428004.1	87.2	35.0	-45.0	105.0	11/3/2022	11/5/2022	No
NFGC-22-1002	Zone 36	658974.0	5429718.6	52.8	320.0	-60.0	194.1	11/3/2022	11/5/2022	No
NFGC-22-1001	Keats West	657989.9	5427883.6	88.7	120.0	-45.0	350.8	11/3/2022	11/9/2022	No
NFGC-22-1000	Lotto North	659338.9	5429991.8	55.2	300.0	-45.0	312.0	11/3/2022	11/7/2022	No
NFGC-22-999	Golden Joint	658381.1	5428514.7	71.0	153.0	-65.0	181.0	11/2/2022	11/5/2022	No
NFGC-22-998	Rocket	657145.1	5425888.4	52.3	100.0	-50.0	149.0	11/1/2022	11/5/2022	No
NFGC-22-997	Max Millions	658332.6	5429275.6	85.2	265.0	-45.0	128.0	11/1/2022	11/4/2022	No

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-996	Keats West	658123.8	5427976.4	81.3	35.0	-45.0	93.0	11/1/2022	11/3/2022	No
NFGC-22-995	Grouse	656814.1	5425186.3	44.9	200.0	-80.0	128.0	11/1/2022	11/3/2022	No
NFGC-22-994	Lotto North	658945.5	5429457.1	61.4	88.0	-45.0	297.0	10/31/2022	11/4/2022	No
NFGC-22-993	Lotto North	659507.4	5430587.2	38.3	300.0	-45.0	245.0	10/31/2022	11/3/2022	No
NFGC-22-992	Keats West	658138.2	5428008.9	81.4	35.0	-45.0	117.0	10/31/2022	11/1/2022	Yes
NFGC-QS-22-32	Aztec	630548.6	5389330.0	141.4	135.0	-45.0	401.0	10/30/2022	11/3/2022	No
NFGC-22-991	Keats	658480.4	5428004.9	74.8	300.0	-45.0	581.0	10/30/2022	11/9/2022	No
NFGC-22-990	Keats West	657979.4	5427947.2	90.6	122.0	-49.0	200.0	10/30/2022	11/2/2022	No
NFGC-22-989	Keats West	658126.0	5428022.9	82.8	35.0	-45.0	84.0	10/29/2022	10/30/2022	No
NFGC-22-988	Knob	657193.4	5425868.4	55.3	116.0	-45.0	146.0	10/29/2022	11/1/2022	No
NFGC-22-987	Lotto North	659252.1	5430041.5	46.6	300.0	-45.0	339.0	10/29/2022	11/2/2022	No
NFGC-22-985	Grouse	656821.6	5425173.5	44.5	200.0	-85.0	110.0	10/29/2022	11/1/2022	No
NFGC-22-983	Golden Joint	658402.6	5428436.9	67.8	57.0	-72.0	193.0	10/29/2022	11/2/2022	No
NFGC-22-986	Zone 36	658964.7	5429766.8	56.9	330.0	-45.0	308.0	10/28/2022	11/2/2022	No
NFGC-22-984	Max Millions	658210.2	5429221.2	89.8	110.0	-45.0	215.0	10/28/2022	11/1/2022	No
NFGC-QS-22-31	Bernards Pond	633990.1	5384995.7	171.6	115.0	-45.0	227.0	10/27/2022	10/29/2022	No
NFGC-22-982	Keats	658325.2	5427546.2	86.1	300.0	-45.0	395.0	10/27/2022	11/3/2022	No
NFGC-QS-22-30	Bernards Pond	634042.6	5385019.9	171.8	115.0	-45.0	101.0	10/26/2022	10/27/2022	No
NFGC-22-981	Knob	656911.7	5425737.3	43.9	120.0	-63.0	149.0	10/26/2022	10/28/2022	No
NFGC-22-980	Lotto	658939.1	5429298.1	73.0	90.0	-45.0	300.0	10/26/2022	10/31/2022	No
NFGC-22-979	Knob	657192.3	5425867.8	55.2	135.0	-60.0	209.0	10/26/2022	10/29/2022	No
NFGC-22-978A	Keats West	657979.5	5427948.0	90.6	118.0	-50.0	204.2	10/26/2022	10/29/2022	No
NFGC-QS-22-29	Bernards Pond	634050.2	5385029.3	171.7	115.0	-45.0	110.0	10/25/2022	10/26/2022	No
NFGC-22-978	Keats West	657979.0	5427948.0	90.0	116.0	-50.0	36.0	10/25/2022	10/26/2022	No
NFGC-22-977	Max Millions	658348.3	5429148.0	84.8	280.0	-45.0	179.0	10/24/2022	10/28/2022	No
NFGC-22-976	Lotto North	659493.1	5430364.4	44.4	300.0	-45.0	362.6	10/24/2022	10/31/2022	No
NFGC-22-975	Keats North	658351.6	5428136.5	77.3	300.0	-45.0	275.0	10/24/2022	10/29/2022	No
NFGC-22-974	Golden Joint	658401.7	5428433.9	67.8	85.0	-65.0	184.0	10/24/2022	10/28/2022	No
NFGC-22-973	Knob	656844.3	5425713.8	41.6	200.0	-45.0	134.0	10/23/2022	10/26/2022	No
NFGC-22-972	Zone 36	658964.2	5429766.3	56.8	272.0	-52.0	308.0	10/23/2022	10/28/2022	No
NFGC-22-971	Keats West	657901.2	5428188.2	102.3	120.0	-45.0	383.0	10/23/2022	10/29/2022	No
NFGC-22-970	Lotto North	658945.7	5429410.5	64.2	90.0	-45.0	249.0	10/22/2022	10/26/2022	No
NFGC-22-969	Lotto North	659335.7	5429936.1	58.0	300.0	-45.0	417.0	10/22/2022	10/28/2022	No
NFGC-QS-22-28	Eastern Pond	631022.7	5383678.4	178.9	140.0	-45.0	407.0	10/21/2022	10/24/2022	No
NFGC-22-968	Rocket	657192.9	5425867.5	55.2	135.0	-45.0	182.0	10/21/2022	10/25/2022	No
NFGC-22-967	Keats	658109.4	5427526.4	86.8	300.0	-45.0	329.0	10/21/2022	10/26/2022	No
NFGC-22-966	Max Millions	658341.1	5429031.1	84.5	340.0	-45.0	218.4	10/21/2022	10/24/2022	No
NFGC-22-965	Keats	657943.3	5427160.6	83.8	285.0	-48.0	243.0	10/21/2022	11/5/2022	No
NFGC-22-964	Cokes	657645.1	5427593.3	94.7	24.0	-45.0	203.0	10/20/2022	10/23/2022	No
NFGC-22-963	Lotto North	658990.1	5429385.4	71.4	90.0	-45.0	108.0	10/20/2022	10/22/2022	No
NFGC-QS-22-27	Goose	635702.9	5390192.6	172.9	145.0	-45.0	146.0	10/19/2022	10/20/2022	No
NFGC-22-962	Knob	657218.0	5425819.0	56.7	60.0	-70.0	68.0	10/19/2022	10/21/2022	No
NFGC-22-961	Keats	658370.5	5428067.6	80.8	300.0	-45.0	302.0	10/19/2022	10/24/2022	No
NFGC-22-960	Keats West	657980.0	5427947.6	90.6	120.0	-45.0	378.0	10/19/2022	10/25/2022	Yes
NFGC-22-959	Zone 36	658933.6	5429699.3	58.2	35.0	-66.0	293.0	10/19/2022	10/23/2022	No
NFGC-QS-22-26	Goose	635948.5	5390365.6	170.9	145.0	-45.0	152.0	10/18/2022	10/19/2022	No
NFGC-22-958	Rocket	657215.6	5425816.5	56.8	160.0	-65.0	68.0	10/18/2022	10/19/2022	No
NFGC-22-957	Knob	656844.3	5425715.8	41.6	120.0	-45.0	260.0	10/18/2022	10/23/2022	No
NFGC-22-956	Lotto North	659450.7	5430388.8	40.1	300.0	-45.0	434.0	10/18/2022	10/24/2022	No
NFGC-QS-22-25	Paul's Pond	638311.7	5392357.7	170.8	135.0	-45.0	218.0	10/16/2022	10/17/2022	No
NFGC-22-955	Keats	658151.9	5427501.1	87.0	300.0	-45.0	293.0	10/16/2022	10/21/2022	No
NFGC-22-954	Max Millions	658340.4	5429031.4	84.5	300.0	-45.0	272.0	10/16/2022	10/21/2022	No
NFGC-22-951	Golden Joint	658407.0	5428440.1	67.8	130.0	-60.0	122.0	10/16/2022	10/23/2022	No
NFGC-22-953	Lotto North	658942.8	5429354.8	69.8	90.0	-45.0	213.0	10/15/2022	10/19/2022	No
NFGC-22-952	Lotto North	659248.6	5429985.9	49.1	300.0	-45.0	360.0	10/15/2022	10/22/2022	No
NFGC-22-950	Knob	657218.1	5425818.0	56.6	120.0	-45.0	185.0	10/15/2022	10/18/2022	No
NFGC-22-949	Keats West	657774.3	657774.3	93.8	10.0	-45.0	281.0	10/15/2022	10/19/2022	No
NFGC-22-947	Zone 36	658933.8	5429699.6	58.4	31.0	-57.0	302.0	10/15/2022	10/19/2022	No
NFGC-QS-22-24	Paul's Pond	638252.3	5392269.0	170.0	135.0	-45.0	230.0	10/14/2022	10/16/2022	No
NFGC-22-948	Keats	657800.9	5426838.4	88.2	314.0	-76.0	856.0	10/14/2022	11/3/2022	Yes
NFGC-22-946	Keats	658164.6	5427522.9	87.1	300.0	-45.0	176.0	10/14/2022	10/16/2022	No
NFGC-22-945	Keats West	657948.5	5427793.6	87.6	58.0	-47.0	237.0	10/13/2022	10/18/2022	No
NFGC-22-944	Keats	657911.1	5427179.0	81.0	284.0	-47.0	315.0	10/13/2022	10/20/2022	No
NFGC-22-943	Max Millions	658359.0	5429317.0	87.1	300.0	-47.0	221.0	10/13/2022	10/15/2022	No
NFGC-22-942	Knob	657268.0	5425819.0	60.0	120.0	-45.0	128.0	10/13/2022	10/15/2022	No
NFGC-QS-22-23	Paul's Pond	636391.5	5391165.3	164.6	125.0	-45.0	266.0	10/12/2022	10/14/2022	No
NFGC-22-941	Knob	656910.4	5425734.0	44.2	185.0	-45.0	371.0	10/12/2022	10/18/2022	No
NFGC-22-940	Lotto North	658985.7	5429329.5	76.2	90.0	-45.0	135.0	10/12/2022	10/15/2022	No
NFGC-22-939	Lotto North	659497.5	5430419.1	41.3	300.0	-45.0	374.0	10/12/2022	10/17/2022	No

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-938	Zone 36	659051.0	5429922.0	52.8	359.0	-47.0	158.0	10/12/2022	10/14/2022	No
NFGC-22-937	Golden Joint	658402.6	5428436.9	67.8	126.0	-74.0	245.0	10/12/2022	10/15/2022	No
NFGC-22-936	Keats	658387.8	5428057.7	78.0	300.0	-45.0	428.0	10/11/2022	10/19/2022	No
NFGC-QS-22-22	Paul's Pond	636332.9	5391070.1	165.6	125.0	-45.0	272.0	10/10/2022	10/11/2022	No
NFGC-22-935	Keats West	657961.5	5428015.8	96.2	120.0	-45.0	302.0	10/10/2022	10/14/2022	No
NFGC-22-934	Keats	657895.1	5427199.6	80.4	275.0	-45.0	144.0	10/10/2022	10/12/2022	No
NFGC-22-933	Knob	656910.8	5425735.3	44.3	120.0	-45.0	236.0	10/10/2022	10/12/2022	No
NFGC-22-928	Zone 36	659051.0	5429922.0	53.0	300.0	-45.0	206.0	10/10/2022	10/12/2022	No
NFGC-22-932	Lotto North	659288.5	5429905.1	56.4	300.0	-45.0	351.0	10/9/2022	10/15/2022	No
NFGC-22-931	Keats West	658003.0	5427819.0	85.5	60.0	-54.0	231.0	10/9/2022	10/12/2022	No
NFGC-22-930	Lotto North	659505.7	5430530.3	37.9	300.0	-45.0	299.0	10/8/2022	10/11/2022	No
NFGC-22-929	Keats West	657991.0	5428056.0	92.6	60.0	-45.0	173.0	10/8/2022	10/10/2022	No
NFGC-22-920	Golden Joint	658402.6	5428436.9	67.8	105.0	-45.0	191.0	10/8/2022	10/11/2022	No
NFGC-QS-22-21	Paul's Pond	636434.2	5391137.7	164.6	125.0	-45.0	275.0	10/7/2022	10/9/2022	No
NFGC-22-927	Keats	657970.4	5427231.2	85.8	30.0	-45.0	138.0	10/7/2022	10/10/2022	No
NFGC-22-926	Keats West	657988.6	5428057.2	94.1	300.0	-45.0	191.0	10/6/2022	10/8/2022	No
NFGC-22-925	Knob	656959.1	5425762.6	46.3	120.0	-45.0	236.0	10/5/2022	10/9/2022	No
NFGC-22-924	Zone 36	659018.2	5429879.4	55.2	300.0	-45.0	227.0	10/5/2022	10/8/2022	No
NFGC-22-923	Lotto North	658851.2	5429306.5	69.0	90.0	-45.5	300.0	10/5/2022	10/12/2022	No
NFGC-22-922	Keats West	658002.8	5427818.3	85.4	37.0	-56.0	258.0	10/5/2022	10/9/2022	No
NFGC-22-921	Keats North	658321.3	5427894.6	76.8	300.0	-45.0	335.0	10/5/2022	10/11/2022	No
NFGC-QS-22-20	Paul's Pond	636730.8	5391484.6	161.4	125.0	-45.0	383.0	10/3/2022	10/7/2022	No
NFGC-22-919	Knob	657287.3	5426036.7	61.1	160.0	-45.0	356.0	10/3/2022	10/12/2022	No
NFGC-22-918	Lotto North	659552.1	5430561.1	36.0	300.0	-45.0	365.0	10/3/2022	10/8/2022	No
NFGC-22-917	Lotto North	659202.1	5429954.8	49.8	300.0	-45.0	354.0	10/3/2022	10/9/2022	No
NFGC-22-916	Keats	657895.1	5427199.6	81.0	350.0	-56.0	240.0	10/3/2022	10/7/2022	No
NFGC-22-915	Knob	656957.4	5425765.3	45.1	300.0	-45.0	170.0	10/2/2022	10/5/2022	No
NFGC-22-914	Keats	658199.5	5427531.7	89.1	300.0	-45.0	614.0	10/2/2022	10/13/2022	No
NFGC-22-913	Lotto North	659502.1	5430474.5	38.0	335.0	-55.0	179.0	10/1/2022	10/3/2022	No
NFGC-QS-22-19	Paul's Pond	636528.5	5391234.3	163.7	125.0	-45.0	290.0	9/30/2022	10/3/2022	No
NFGC-22-912	Keats	657902.4	5427213.2	79.7	35.0	-45.0	144.0	9/29/2022	10/2/2022	No
NFGC-22-911	Keats West	657991.4	5428055.7	93.9	120.0	-45.0	352.0	9/29/2022	10/6/2022	No
NFGC-22-910	Zone 36	658937.7	5429868.4	65.4	300.0	-45.0	368.0	9/29/2022	10/5/2022	No
NFGC-22-909	Keats North	658297.1	5427908.6	79.7	300.0	-45.0	356.0	9/28/2022	10/4/2022	No
NFGC-22-908	Lotto North	659198.2	5429899.5	52.1	300.0	-45.0	249.0	9/28/2022	10/3/2022	No
NFGC-22-907	Keats West	657886.8	5427611.5	81.5	145.0	-49.0	318.0	9/28/2022	10/5/2022	No
NFGC-22-906	Knob	657284.5	5425980.3	58.0	165.0	-45.0	335.0	9/28/2022	10/3/2022	No
NFGC-QS-22-18	Paul's Pond	636771.5	5391455.9	160.7	125.0	-45.0	335.0	9/27/2022	9/30/2022	No
NFGC-22-905	Lotto North	659500.3	5430475.6	38.9	300.0	-45.0	254.0	9/26/2022	9/30/2022	No
NFGC-22-904	Lotto	658851.0	5429307.0	68.9	70.0	-45.0	339.0	9/26/2022	10/5/2022	No
NFGC-22-903	Keats	657801.1	5426838.8	88.1	305.0	-79.0	821.0	9/26/2022	10/14/2022	No
NFGC-22-902	Zone 36	658970.4	5429767.4	56.7	120.0	-45.0	218.0	9/26/2022	9/28/2022	No
NFGC-QS-22-17	Paul's Pond	637431.1	5392243.5	167.7	125.0	-45.0	173.0	9/25/2022	9/27/2022	No
NFGC-QS-22-16	Devil's Trench	640900.5	5395934.7	171.1	160.0	-45.0	104.0	9/24/2022	9/25/2022	No
NFGC-22-901	Keats	658278.0	5427920.1	78.2	300.0	-45.0	227.0	9/24/2022	9/27/2022	No
NFGC-22-900	Keats West	658053.8	5427905.0	84.6	41.0	-54.0	356.0	9/24/2022	9/29/2022	No
NFGC-QS-22-15	Devil's Trench	640900.5	5395935.4	171.0	90.0	-45.0	110.0	9/23/2022	9/24/2022	No
NFGC-22-899	Keats	657911.9	5427243.8	80.5	345.0	-45.0	150.0	9/23/2022	9/29/2022	No
NFGC-QS-22-14	Devil's Trench	640900.0	5395935.9	171.0	125.0	-60.0	119.0	9/22/2022	9/23/2022	No
NFGC-22-898	Zone 36	658965.2	5429765.7	56.8	260.0	-44.0	230.0	9/22/2022	9/25/2022	No
NFGC-22-897	TCH (Trans Canada Highway)	657272.0	5426508.0	75.0	150.0	-60.0	350.0	9/22/2022	9/27/2022	No
NFGC-22-896	Lotto North	659543.6	5430450.4	41.1	300.0	-45.0	347.0	9/21/2022	9/26/2022	No
NFGC-22-895	Lotto	658848.3	5429213.2	71.3	70.0	-45.0	243.0	9/21/2022	9/26/2022	Yes
NFGC-22-894	Keats West	658073.6	5427952.0	84.8	35.0	-45.0	134.0	9/21/2022	9/23/2022	No
NFGC-QS-22-13	Devil's Trench	640900.4	5395935.7	171.0	125.0	-45.0	218.0	9/20/2022	9/22/2022	No
NFGC-22-893	Lotto North	659284.9	5429849.3	60.5	300.0	-45.0	408.0	9/20/2022	9/27/2022	No
NFGC-22-892	Zone 36	658966.6	5429766.1	56.8	300.0	-45.0	242.0	9/19/2022	9/22/2022	No
NFGC-22-891	Keats North	658304.6	5427846.7	77.8	300.0	-45.0	296.0	9/19/2022	9/24/2022	Yes
NFGC-22-890	Keats	658150.8	5427559.1	88.6	300.0	-45.0	482.0	9/18/2022	10/1/2022	No
NFGC-22-887	Keats	657912.9	5427242.7	80.4	10.0	-57.0	228.0	9/18/2022	9/22/2022	No
NFGC-22-889	Keats	657842.7	5426410.1	89.6	297.0	-46.0	881.0	9/17/2022	10/12/2022	No
NFGC-22-888	Lotto North	659547.4	5430506.1	38.5	300.0	-45.0	272.0	9/17/2022	9/21/2022	No
NFGC-22-886	Keats West	657887.3	5427611.6	81.6	132.0	-49.0	417.0	9/17/2022	9/27/2022	No
NFGC-QS-22-12	Paul's Pond	637129.7	5391945.6	164.9	125.0	-50.0	410.0	9/16/2022	9/20/2022	No
NFGC-22-885	TCH (Trans Canada Highway)	657272.2	5426508.6	75.0	120.0	-70.0	329.0	9/16/2022	9/22/2022	Yes
NFGC-22-884	Lotto North	659239.2	5429818.4	56.6	300.0	-45.0	349.0	9/15/2022	9/20/2022	No
NFGC-22-883	Lotto	658794.4	5429201.3	67.6	70.0	-45.0	288.0	9/14/2022	9/20/2022	No
NFGC-22-882	Gander Outflow	656637.9	5424486.1	59.9	300.0	-42.0	734.0	9/13/2022	10/2/2022	No
NFGC-22-881	Lotto North	659390.6	5430135.6	49.0	300.0	-45.0	284.0	9/13/2022	9/16/2022	No

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-QS-22-11	Paul's Pond	637498.6	5392161.4	163.7	125.0	-45.0	371.0	9/12/2022	9/16/2022	No
NFGC-22-880	Keats North	658277.8	5427861.6	80.1	300.0	-45.0	416.0	9/11/2022	9/18/2022	No
NFGC-22-879	Keats	658113.9	5427581.0	82.2	300.0	-45.0	386.0	9/10/2022	9/18/2022	No
NFGC-22-878	Keats	657846.5	5426934.2	88.9	300.0	-45.0	387.0	9/9/2022	9/17/2022	No
NFGC-22-877	Max Millions	658631.8	5429148.2	72.1	299.0	-55.0	461.0	9/9/2022	9/18/2022	No
NFGC-22-876	TCH (Trans Canada Highway)	657332.7	5426069.0	63.3	300.0	-45.0	425.0	9/9/2022	9/15/2022	Yes
NFGC-22-875	Keats West	658092.4	5427941.5	82.5	39.0	-52.0	335.0	9/9/2022	9/21/2022	No
NFGC-22-874	Lotto North	659191.9	5429787.8	57.4	300.0	-45.0	345.0	9/9/2022	9/14/2022	No
NFGC-22-873	Lotto North	659300.0	5430129.2	44.4	300.0	-45.0	251.0	9/8/2022	9/12/2022	Yes
NFGC-22-872	Keats West	657887.4	5427611.4	81.5	116.0	-46.0	417.0	9/8/2022	9/16/2022	No
NFGC-QS-22-10	Paul's Pond	637130.1	5391945.6	164.9	125.0	-45.0	398.0	9/6/2022	9/11/2022	No
NFGC-22-871	Keats	657786.1	5426497.0	88.7	297.0	-46.0	548.0	9/6/2022	9/17/2022	Yes
NFGC-22-870	Lotto	658785.8	5428982.4	76.0	58.0	-66.0	402.0	9/5/2022	9/14/2022	Yes
NFGC-22-869	Keats	657844.5	5426813.2	94.4	338.0	-47.0	836.0	9/5/2022	9/25/2022	No
NFGC-QS-22-09	Greenwood	630443.0	5387365.6	151.0	139.0	-71.0	83.1	9/4/2022	9/5/2022	No
NFGC-22-868	Keats West	658047.7	5427938.8	86.3	67.0	-46.0	266.1	9/4/2022	9/9/2022	Yes
NFGC-22-867	Keats	658205.0	5427557.4	87.3	300.0	-45.0	335.0	9/4/2022	9/9/2022	No
NFGC-QS-22-08	Greenwood	630442.6	5387363.2	150.8	64.0	-45.0	131.0	9/3/2022	9/4/2022	No
NFGC-22-866	Lotto North	659234.7	5429763.0	61.0	300.0	-45.0	330.0	9/3/2022	9/8/2022	No
NFGC-22-859A	Max Millions	658552.6	5429120.5	77.3	300.0	-45.0	447.9	9/2/2022	9/9/2022	No
NFGC-QS-22-07	Greenwood	630499.7	5387418.2	151.6	148.0	-45.0	118.0	9/1/2022	9/2/2022	No
NFGC-22-865	Keats West	658046.0	5427938.8	86.4	127.0	-66.0	185.0	9/1/2022	9/4/2022	No
NFGC-22-863	TCH (Trans Canada Highway)	657572.7	5426335.4	83.5	300.0	-45.0	472.1	9/1/2022	9/8/2022	Yes
NFGC-QS-22-06	Greenwood	630456.3	5387387.8	152.6	148.0	-45.0	111.0	8/31/2022	9/1/2022	No
NFGC-22-864	Keats North	658313.8	5427869.2	77.5	300.0	-45.0	503.0	8/31/2022	9/10/2022	No
NFGC-22-862	Keats	657799.6	5426839.5	88.3	297.0	-45.0	407.0	8/31/2022	9/6/2022	No
NFGC-22-861	Lotto North	659067.1	5429627.8	56.9	300.0	-45.0	153.0	8/31/2022	9/3/2022	Yes
NFGC-22-860	Keats West	657811.0	5427655.3	89.4	119.0	-45.0	414.0	8/30/2022	9/8/2022	No
NFGC-22-859	Max Millions	658554.6	5429119.4	78.0	300.0	-45.0	16.8	8/30/2022	9/2/2022	No
NFGC-QS-22-05	Greenwood	630399.6	5387473.5	147.5	148.0	-45.0	167.0	8/29/2022	8/31/2022	No
NFGC-22-858	Lotto	658785.8	5428982.6	76.0	85.0	-61.0	321.0	8/29/2022	9/5/2022	Yes
NFGC-22-856A	Big Dave	660530.5	5431497.9	51.4	300.0	-46.5	470.0	8/29/2022	9/7/2022	Yes
NFGC-22-857	Cokes	657558.3	5427459.2	94.1	350.0	-67.0	192.0	8/28/2022	8/30/2022	No
NFGC-22-854	Gander Outflow	656485.0	5424006.7	54.5	300.0	-42.0	611.0	8/28/2022	9/13/2022	Yes
NFGC-QS-22-04	Greenwood	630428.9	5387428.1	148.8	148.0	-46.0	146.0	8/27/2022	8/29/2022	No
NFGC-22-856	Big Dave	660530.2	5431498.1	51.2	300.0	-45.0	152.7	8/27/2022	8/29/2022	No
NFGC-22-855	Keats	658179.9	5427571.9	87.9	300.0	-45.0	410.0	8/27/2022	9/4/2022	Yes
NFGC-22-848A	Keats West	658013.5	5428101.4	93.7	120.0	-45.0	338.0	8/26/2022	9/1/2022	No
NFGC-QS-22-03	Goose	635784.5	5390250.7	172.0	145.0	-45.0	143.0	8/25/2022	8/27/2022	No
NFGC-22-853	Keats	657783.1	5426791.2	89.1	297.0	-46.0	452.0	8/25/2022	8/31/2022	Yes
NFGC-22-852	Keats North	658256.0	5427874.7	79.0	300.0	-45.0	281.0	8/25/2022	8/31/2022	No
NFGC-22-851	Keats	657822.3	5426970.0	84.5	300.0	-45.0	315.0	8/25/2022	9/9/2022	No
NFGC-22-850	Golden Joint	658308.6	5428507.4	76.8	120.0	-45.0	302.0	8/25/2022	8/30/2022	No
NFGC-22-849	Cokes	657558.6	5427459.2	94.1	58.0	-61.0	237.0	8/24/2022	8/28/2022	No
NFGC-22-848	Keats West	658014.0	5428101.1	93.4	120.0	-45.0	38.0	8/24/2022	8/26/2022	No
NFGC-QS-22-02	Goose	635755.6	5390291.1	172.8	145.0	-45.0	221.0	8/22/2022	8/24/2022	No
NFGC-22-847	Lotto	658789.2	5429039.1	75.0	63.0	-65.0	381.0	8/22/2022	8/29/2022	No
NFGC-22-846	Lotto North	659227.6	5429651.9	66.6	300.0	-45.0	477.0	8/22/2022	8/30/2022	No
NFGC-QS-22-01	Goose	635811.9	5390208.9	172.4	145.0	-45.0	80.5	8/21/2022	8/22/2022	No
NFGC-22-845	Keats	657767.4	5426977.1	85.6	300.0	-45.0	216.0	8/21/2022	8/25/2022	Yes
NFGC-22-844	Golden Joint	658410.0	5428679.7	74.8	120.0	-45.0	248.0	8/21/2022	8/25/2022	No
NFGC-22-843	Keats West	658032.3	5428032.4	90.3	65.0	-52.0	200.0	8/20/2022	8/24/2022	No
NFGC-22-842	Keats	658036.5	5426689.8	91.9	297.0	-45.0	800.0	8/20/2022	9/5/2022	No
NFGC-22-841	TCH (Trans Canada Highway)	657531.5	5426414.8	81.6	300.0	-45.0	347.0	8/19/2022	8/26/2022	No
NFGC-22-840	Cokes	657639.7	5427312.5	85.4	120.0	-45.0	315.0	8/19/2022	8/24/2022	No
NFGC-22-839	Keats North	658320.2	5427836.9	77.8	299.0	-45.0	332.0	8/19/2022	8/25/2022	No
NFGC-22-838	Keats North	658149.5	5427589.8	85.7	300.0	-45.0	440.0	8/18/2022	8/26/2022	No
NFGC-22-837	Keats	657818.5	5426770.6	89.4	297.0	-46.0	452.0	8/18/2022	8/25/2022	Yes
NFGC-22-835	Keats	657798.6	5427003.6	86.1	300.0	-45.0	216.3	8/18/2022	8/21/2022	Yes
NFGC-22-836	Golden Joint	658364.1	5428648.7	78.3	120.0	-45.0	221.0	8/17/2022	8/21/2022	Yes
NFGC-22-834	Lotto	658838.5	5429126.0	77.7	300.0	-45.0	249.0	8/17/2022	8/22/2022	No
NFGC-22-833	Keats West	658033.4	5428031.9	90.5	120.0	-45.5	221.0	8/16/2022	8/19/2022	No
NFGC-22-832	TCH (Trans Canada Highway)	657443.3	5426408.9	83.0	300.0	-45.0	137.0	8/15/2022	8/19/2022	No
NFGC-22-831	TCH (Trans Canada Highway)	657426.0	5426130.7	69.3	300.0	-45.0	572.0	8/15/2022	8/31/2022	Yes
NFGC-22-830	Keats West	658012.0	5428102.0	94.0	45.0	-45.5	89.0	8/15/2022	8/16/2022	Yes
NFGC-22-829	Keats North	658311.1	5427812.5	77.4	300.0	-45.0	299.0	8/14/2022	8/19/2022	No
NFGC-22-828	Cokes	657636.7	5427314.1	85.4	45.0	-45.0	207.0	8/14/2022	8/19/2022	Yes
NFGC-22-827	Lotto North	659188.3	5429731.5	61.3	300.0	-45.0	390.0	8/13/2022	8/21/2022	No
NFGC-22-826	Keats	657798.5	5427003.8	86.1	330.0	-45.5	240.0	8/13/2022	8/17/2022	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-825	Keats North	658125.7	5427601.7	81.4	300.0	-45.0	443.0	8/12/2022	8/18/2022	Yes
NFGC-22-824	TCH (Trans Canada Highway)	657295.4	5426204.9	66.3	300.0	-45.0	251.0	8/11/2022	8/15/2022	Yes
NFGC-22-823	Lotto	658839.3	5429125.5	77.6	100.0	-74.0	279.0	8/11/2022	8/16/2022	Yes
NFGC-22-822	Cokes	657671.1	5427225.2	80.6	95.0	-45.0	141.0	8/11/2022	8/14/2022	Yes
NFGC-22-821	Keats	657793.9	5426727.7	91.2	297.0	-45.0	416.0	8/11/2022	8/17/2022	Yes
NFGC-22-820	Keats North	658310.6	5427783.8	78.0	300.0	-45.0	221.0	8/10/2022	8/14/2022	Yes
NFGC-22-819	Cokes	657786.3	5427497.0	81.3	300.0	-45.0	123.1	8/9/2022	8/12/2022	No
NFGC-22-818	Lotto	658981.6	5429272.5	77.5	300.0	-45.0	219.1	8/8/2022	8/11/2022	Yes
NFGC-22-817	Keats West	658011.5	5428102.4	93.9	87.0	-45.0	359.0	8/8/2022	8/15/2022	Yes
NFGC-22-816	Lotto North	659185.2	5429676.0	63.9	300.0	-45.0	291.0	8/8/2022	8/13/2022	Yes
NFGC-22-815	Keats	657895.1	5427199.6	79.6	300.0	-45.5	227.2	8/8/2022	8/13/2022	Yes
NFGC-22-814	Big Dave	660453.6	5431514.3	42.9	300.0	-45.0	419.0	8/8/2022	8/26/2022	Yes
NFGC-22-813	Keats North	658242.6	5427824.7	79.7	300.0	-62.0	158.0	8/7/2022	8/10/2022	Yes
NFGC-22-810	Keats West	657815.9	5427710.5	90.5	120.0	-46.0	467.0	8/7/2022	8/16/2022	Yes
NFGC-22-812	TCH (Trans Canada Highway)	657299.5	5426259.3	68.7	300.0	-45.0	308.0	8/6/2022	8/11/2022	Yes
NFGC-22-811	Cokes	657773.2	5427568.7	86.9	300.0	-45.0	165.0	8/6/2022	8/8/2022	Yes
NFGC-22-809	Keats North	658235.6	5427568.9	86.3	299.0	-46.0	356.0	8/6/2022	8/11/2022	Yes
NFGC-22-808	Keats West	658058.1	5428076.0	90.4	120.0	-45.0	149.0	8/4/2022	8/7/2022	Yes
NFGC-22-807	Keats	658003.0	5426722.5	85.8	297.0	-45.0	701.0	8/4/2022	8/19/2022	Yes
NFGC-22-806	Keats North	658233.0	5427801.6	79.8	300.0	-62.0	188.0	8/3/2022	8/7/2022	No
NFGC-22-805	Lotto	658932.0	5429187.3	81.2	300.0	-45.0	282.0	8/3/2022	8/8/2022	Yes
NFGC-22-804	TCH (Trans Canada Highway)	657598.9	5426438.9	86.8	334.0	-55.0	575.1	8/3/2022	8/15/2022	Yes
NFGC-22-803	Cokes	657631.7	5427450.8	90.8	40.0	-45.0	243.0	8/2/2022	8/6/2022	No
NFGC-22-802	Lotto North	659182.2	5429620.4	67.0	300.0	-45.0	324.0	8/2/2022	8/6/2022	Yes
NFGC-22-801	Keats West	658056.0	5428077.5	90.6	70.0	-45.0	203.0	8/1/2022	8/4/2022	Yes
NFGC-22-800	Big Dave	660474.7	5431502.4	43.9	300.0	-45.0	367.1	8/1/2022	8/15/2022	Yes
NFGC-22-798	Cokes	657730.1	5427537.7	88.1	300.0	-45.0	99.0	8/1/2022	8/2/2022	Yes
NFGC-22-799	Keats North	658242.5	5427753.3	81.1	315.0	-42.0	143.0	7/31/2022	8/3/2022	Yes
NFGC-22-797	TCH (Trans Canada Highway)	657302.8	5426318.4	70.8	300.0	-45.0	305.0	7/31/2022	8/6/2022	Yes
NFGC-22-796	Keats North	658217.7	5427580.1	87.1	300.0	-45.0	353.0	7/31/2022	8/6/2022	Yes
NFGC-22-795	Lotto North	659072.4	5429193.8	83.0	295.0	-45.0	180.0	7/30/2022	8/2/2022	Yes
NFGC-22-794	Keats	657909.9	5427233.8	80.2	300.0	-45.0	303.0	7/30/2022	8/7/2022	Yes
NFGC-22-793	Lotto North	659132.4	5429533.8	68.9	300.0	-45.0	195.0	7/30/2022	8/2/2022	Yes
NFGC-22-792	Whiskey Pocket	663340.3	5429156.0	67.3	300.0	-45.0	395.0	7/29/2022	8/6/2022	Yes
NFGC-22-790	Keats	657837.1	5426702.4	88.9	300.0	-45.0	563.0	7/29/2022	8/10/2022	Yes
NFGC-TP-22-06	Twin Ponds	652261.7	5436082.3	66.8	325.0	-45.0	122.0	7/28/2022	7/29/2022	Yes
NFGC-22-791	Lotto North	659045.8	5429209.8	82.5	300.0	-45.0	93.0	7/28/2022	7/30/2022	Yes
NFGC-22-789	Golden Joint	658523.0	5428283.4	76.0	230.0	-54.0	287.8	7/26/2022	7/31/2022	Yes
NFGC-22-788	Lotto North	659068.2	5429627.5	62.0	240.0	-45.0	261.0	7/26/2022	7/30/2022	Yes
NFGC-22-787	Keats North	658243.4	5427751.9	82.0	300.0	-45.0	278.0	7/26/2022	7/31/2022	Yes
NFGC-22-786	Keats North	658193.4	5427593.0	87.4	300.0	-45.0	257.0	7/26/2022	7/31/2022	Yes
NFGC-22-785	Keats	657917.8	5427265.1	81.0	300.0	-45.0	273.0	7/26/2022	7/30/2022	Yes
NFGC-22-784	Keats West	658097.9	5428051.9	86.5	75.0	-46.0	230.0	7/25/2022	8/1/2022	Yes
NFGC-22-783	Lotto North	659047.6	5429139.9	84.1	290.0	-50.0	177.0	7/25/2022	7/28/2022	Yes
NFGC-TP-22-05	Twin Ponds	652260.1	5436079.9	66.9	25.0	-45.0	350.0	7/24/2022	7/27/2022	Yes
NFGC-22-782	TCH (Trans Canada Highway)	657349.8	5426347.8	73.6	300.0	-45.0	290.3	7/24/2022	7/31/2022	Yes
NFGC-22-781	Big Dave	660479.3	5431558.1	45.2	300.0	-45.0	362.1	7/24/2022	7/31/2022	Yes
NFGC-22-780	Keats North	658292.5	5427766.7	80.3	300.0	-45.5	182.0	7/23/2022	7/26/2022	Yes
NFGC-22-779	Whiskey Pocket	662779.0	5428601.0	74.0	115.0	-45.0	287.3	7/23/2022	7/29/2022	Yes
NFGC-22-776A	Lotto North	659056.6	5429116.4	84.8	300.0	-45.0	81.0	7/23/2022	7/25/2022	Yes
NFGC-TP-22-04	Twin Ponds	652117.4	5435978.4	66.5	325.0	-45.0	233.0	7/22/2022	7/24/2022	Yes
NFGC-22-778	Keats	657901.7	5426723.7	86.2	298.0	-52.0	665.0	7/22/2022	8/3/2022	Yes
NFGC-22-777	TCH (Trans Canada Highway)	657637.3	5426511.0	89.3	304.0	-54.0	488.0	7/22/2022	8/2/2022	No
NFGC-22-776	Lotto North	659047.9	5429121.4	84.8	300.0	-45.0	73.8	7/21/2022	7/23/2022	Yes
NFGC-22-775	Lotto North	659169.0	5429396.9	78.0	250.0	-48.0	297.0	7/21/2022	7/26/2022	Yes
NFGC-22-774	Keats	657769.5	5426683.3	93.2	300.0	-45.0	458.0	7/21/2022	7/28/2022	Yes
NFGC-22-773	Keats West	658098.1	5428052.1	86.7	62.0	-45.0	218.0	7/20/2022	7/25/2022	Yes
NFGC-22-772	Big Dave	660426.3	5431616.8	37.5	300.0	-45.0	251.0	7/20/2022	7/24/2022	Yes
NFGC-22-771	Keats	657950.5	5427310.8	82.3	300.0	-45.0	258.0	7/19/2022	7/26/2022	Yes
NFGC-22-770	Keats North	658282.3	5427715.1	79.2	300.0	-45.0	225.6	7/19/2022	7/23/2022	Yes
NFGC-22-769	Lotto North	659046.5	5429139.6	84.9	300.0	-55.0	183.0	7/18/2022	7/21/2022	Yes
NFGC-TP-22-03	Twin Ponds	651884.6	5437412.3	78.5	90.0	-45.0	311.0	7/17/2022	7/22/2022	Yes
NFGC-22-768	Lotto North	659123.4	5429420.5	74.6	250.0	-48.0	246.0	7/17/2022	7/21/2022	Yes
NFGC-22-767	Keats North	658163.9	5427610.0	85.5	300.0	-45.0	494.0	7/17/2022	7/26/2022	Yes
NFGC-22-766	Golden Joint	658523.0	5428283.4	75.3	230.0	-45.0	327.0	7/17/2022	7/26/2022	Yes
NFGC-22-765	Whiskey Pocket	663210.0	5428693.8	59.1	215.0	-45.5	248.0	7/17/2022	7/23/2022	Yes
NFGC-TP-22-02A	Twin Ponds	652094.9	5440540.4	92.2	130.0	-54.0	71.0	7/16/2022	7/17/2022	Yes
NFGC-22-764	Keats West	658154.3	5428078.6	82.4	70.0	-54.0	206.0	7/16/2022	7/20/2022	Yes
NFGC-22-763	TCH (Trans Canada Highway)	657397.3	5426378.3	83.2	300.0	-45.0	329.0	7/16/2022	7/24/2022	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-TP-22-02	Twin Ponds	652095.6	5440539.8	91.9	130.0	-53.0	128.0	7/15/2022	7/16/2022	Yes
NFGC-22-762	Keats North	658260.7	5427726.7	80.3	300.0	-45.0	245.0	7/15/2022	7/19/2022	Yes
NFGC-22-761	Keats	657822.5	5427040.2	82.8	34.0	-67.0	440.0	7/14/2022	7/22/2022	Yes
NFGC-22-760	Rocket	657145.5	5425948.9	54.4	5.0	-45.0	122.0	7/14/2022	7/16/2022	Yes
NFGC-22-759	Keats West	658092.5	5427940.3	82.7	76.0	-45.0	146.0	7/14/2022	7/16/2022	Yes
NFGC-22-757A	Big Dave	660461.3	5431480.7	42.8	299.0	-46.0	386.0	7/14/2022	7/20/2022	Yes
NFGC-22-758	Lotto North	659123.2	5429421.8	74.6	270.0	-45.0	234.0	7/13/2022	7/17/2022	Yes
NFGC-22-757	Big Dave	660463.5	5431479.9	47.2	300.0	-45.0	33.3	7/13/2022	7/14/2022	No
NFGC-22-756	Keats	657812.8	5426658.3	95.4	297.0	-46.0	537.5	7/12/2022	7/20/2022	Yes
NFGC-22-755	Keats North	658142.6	5427623.7	81.0	300.0	-45.0	353.0	7/11/2022	7/17/2022	Yes
NFGC-22-754	Keats West	658091.6	5427940.4	82.7	120.0	-45.0	134.0	7/11/2022	7/13/2022	Yes
NFGC-22-753	Lotto North	659046.2	5429139.7	84.9	263.0	-55.0	396.0	7/10/2022	7/18/2022	Yes
NFGC-TP-22-01	Twin Ponds	652096.3	5440539.3	91.8	130.0	-45.0	293.4	7/9/2022	7/14/2022	Yes
NFGC-22-752	Golden Joint	658501.7	5428323.9	74.9	245.0	-45.0	330.0	7/9/2022	7/17/2022	No
NFGC-22-751	Rocket	657191.9	5425915.5	55.1	300.0	-45.0	293.0	7/9/2022	7/14/2022	Yes
NFGC-22-750	Keats	658043.8	5427448.4	82.2	300.0	-42.0	396.0	7/9/2022	7/19/2022	Yes
NFGC-22-749	TCH (Trans Canada Highway)	657596.3	5426436.1	86.7	306.0	-55.0	557.0	7/9/2022	7/22/2022	Yes
NFGC-22-748	Keats North	658303.6	5427674.5	80.0	300.0	-45.0	236.0	7/8/2022	7/15/2022	Yes
NFGC-22-747	Keats West	658047.3	5427938.7	86.3	98.0	-45.0	176.2	7/8/2022	7/11/2022	No
NFGC-22-746	Keats	658061.9	5427438.8	84.1	300.0	-45.0	54.7	7/7/2022	7/9/2022	Yes
NFGC-22-745	Rocket	657148.0	5425947.6	54.2	45.0	-45.0	143.0	7/7/2022	7/9/2022	Yes
NFGC-22-744	Lotto North	659129.0	5429477.7	72.0	270.0	-45.0	333.0	7/7/2022	7/13/2022	Yes
NFGC-22-743	Big Dave	660486.5	5431523.8	45.0	299.0	-47.0	365.0	7/7/2022	7/12/2022	Yes
NFGC-22-742	Lotto	658823.2	5429048.1	80.6	4.0	-52.0	174.0	7/6/2022	7/10/2022	Yes
NFGC-22-741	Rocket	657192.6	5425926.8	55.4	5.0	-45.0	89.0	7/6/2022	7/7/2022	Yes
NFGC-22-740	Golden Joint	658500.4	5428324.4	74.8	257.0	-45.0	203.0	7/6/2022	7/9/2022	Yes
NFGC-22-739	Keats West	658053.2	5427904.4	84.6	101.0	-58.0	158.0	7/5/2022	7/7/2022	Yes
NFGC-22-738	Keats North	658282.0	5427629.1	82.1	300.0	-45.0	416.0	7/5/2022	7/11/2022	Yes
NFGC-22-737	TCH (Trans Canada Highway)	657489.2	5426441.1	83.7	300.0	-45.0	215.0	7/5/2022	7/8/2022	Yes
NFGC-22-736	Keats North	658282.8	5427685.7	80.6	300.0	-45.0	200.0	7/4/2022	7/8/2022	Yes
NFGC-22-735	Rocket	657192.1	5425920.4	55.5	50.0	-45.0	155.0	7/4/2022	7/6/2022	Yes
NFGC-22-734	Keats	658049.6	5427475.7	81.2	305.0	-45.0	117.2	7/4/2022	7/7/2022	Yes
NFGC-22-733	Keats	657841.4	5427082.0	80.8	354.0	-66.0	485.0	7/4/2022	7/14/2022	Yes
NFGC-22-732	Keats West	658053.8	5427904.6	84.7	92.0	-45.0	158.0	7/3/2022	7/5/2022	Yes
NFGC-22-731	Rocket	657190.6	5425919.0	55.1	120.0	-70.0	104.0	7/3/2022	7/4/2022	Yes
NFGC-22-730	Golden Joint	658500.9	5428325.0	74.0	270.0	-46.0	153.0	7/2/2022	7/5/2022	Yes
NFGC-22-729	Keats	658051.9	5427473.9	81.3	75.0	-64.0	57.0	7/2/2022	7/4/2022	Yes
NFGC-22-728	Keats North	658236.7	5427596.9	85.2	300.0	-45.0	260.0	7/2/2022	7/5/2022	Yes
NFGC-22-727	Lotto North	659091.2	5429558.9	65.2	260.0	-48.0	234.0	7/1/2022	7/7/2022	Yes
NFGC-22-726	Keats West	658051.8	5427903.1	84.8	143.0	-53.0	185.3	7/1/2022	7/3/2022	Yes
NFGC-22-725	Rocket	657191.6	5425919.3	55.4	110.0	-45.0	95.0	7/1/2022	7/3/2022	Yes
NFGC-22-724	TCH (Trans Canada Highway)	657493.6	5426496.3	85.2	300.0	-45.0	233.3	7/1/2022	7/4/2022	Yes
NFGC-22-723	Golden Joint	658504.1	5428380.6	77.2	285.0	-48.0	81.0	6/30/2022	7/2/2022	Yes
NFGC-22-722	Keats	658051.5	5427473.9	81.3	24.0	-69.0	99.0	6/30/2022	7/2/2022	Yes
NFGC-22-721	Keats	657856.1	5426633.3	91.1	300.0	-45.0	593.0	6/30/2022	7/11/2022	Yes
NFGC-22-720	Lotto	658934.6	5429099.8	83.1	282.0	-75.0	195.0	6/28/2022	7/2/2022	Yes
NFGC-22-719	Big Dave	660443.9	5431548.4	41.8	300.0	-45.0	383.0	6/28/2022	7/6/2022	Yes
NFGC-22-718	Keats North	658260.7	5427698.5	80.2	300.0	-45.0	371.0	6/28/2022	7/4/2022	Yes
NFGC-22-717	Lotto North	659089.0	5429559.0	65.3	300.0	-45.0	213.0	6/28/2022	7/1/2022	Yes
NFGC-22-716	Golden Joint	658503.2	5428320.6	76.5	324.0	-50.0	225.0	6/26/2022	6/30/2022	Yes
NFGC-22-715	TCH (Trans Canada Highway)	657535.8	5426471.4	83.9	300.0	-45.0	281.0	6/26/2022	7/1/2022	Yes
NFGC-22-714	Keats	658027.5	5427429.4	81.6	138.0	-77.0	216.0	6/26/2022	6/30/2022	Yes
NFGC-22-713	Rocket	657288.3	5426093.5	61.7	250.0	-45.0	322.9	6/26/2022	7/1/2022	Yes
NFGC-22-712	Keats	657841.7	5427082.0	80.8	356.0	-68.0	497.0	6/25/2022	7/3/2022	Yes
NFGC-22-711	Keats North	658219.6	5427607.0	85.7	300.0	-45.0	401.0	6/25/2022	7/1/2022	Yes
NFGC-22-710	Keats North	658239.0	5427710.9	81.5	300.0	-45.0	224.0	6/25/2022	6/28/2022	Yes
NFGC-22-709	Rocket	657191.5	5425868.1	55.1	100.0	-62.0	143.0	6/24/2022	6/26/2022	No
NFGC-22-708	Lotto	659085.0	5429500.8	68.6	260.0	-48.0	233.8	6/24/2022	6/28/2022	No
NFGC-22-707	Big Dave	660494.2	5431114.4	66.9	300.0	-45.0	296.0	6/24/2022	6/28/2022	Yes
NFGC-22-650	Golden Joint	658500.2	5428325.3	75.0	331.0	-52.0	195.0	6/24/2022	6/26/2022	Yes
NFGC-22-706	Lotto	658959.5	5429086.3	83.0	298.0	-70.0	315.0	6/23/2022	7/6/2022	Yes
NFGC-22-705	Keats	658027.6	5427429.5	81.8	131.0	-68.0	219.0	6/22/2022	6/26/2022	Yes
NFGC-22-704	Rocket	657191.9	5425868.1	55.2	100.0	-50.0	107.0	6/22/2022	6/23/2022	Yes
NFGC-22-703	TCH (Trans Canada Highway)	657593.9	5426495.3	87.9	300.0	-45.0	284.0	6/22/2022	6/26/2022	Yes
NFGC-22-702	Keats North	658204.8	5427745.4	79.8	300.0	-45.0	176.0	6/21/2022	6/24/2022	Yes
NFGC-22-701	Lotto North	659084.2	5429501.0	68.6	300.0	-45.0	244.3	6/19/2022	6/23/2022	Yes
NFGC-22-700	Keats North	658204.3	5427615.8	85.4	300.0	-45.0	374.0	6/19/2022	6/25/2022	Yes
NFGC-22-699	Rocket	657190.8	5425869.9	55.2	70.0	-50.0	179.0	6/19/2022	6/22/2022	Yes
NFGC-22-698	Keats	658062.8	5427495.5	81.2	134.0	-67.0	231.0	6/18/2022	6/22/2022	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-697	Keats North	658222.8	5427734.7	81.5	300.0	-45.0	227.0	6/18/2022	6/21/2022	Yes
NFGC-22-696	Big Dave	660515.2	5430987.7	75.2	300.0	-45.0	392.0	6/18/2022	6/23/2022	Yes
NFGC-22-695	Lotto	658960.0	5429086.3	82.9	301.0	-75.0	330.0	6/17/2022	6/23/2022	Yes
NFGC-22-694	TCH (Trans Canada Highway)	657539.2	5426527.2	84.7	300.0	-45.0	284.0	6/16/2022	6/21/2022	Yes
NFGC-22-693	Keats North	658216.6	5427723.8	81.5	300.0	-45.0	152.0	6/15/2022	6/17/2022	Yes
NFGC-22-692	Keats North	658170.4	5427635.3	82.7	300.0	-45.0	224.0	6/15/2022	6/19/2022	Yes
NFGC-22-691	Keats	657898.7	5426608.8	86.2	297.0	-46.0	707.0	6/15/2022	6/30/2022	Yes
NFGC-22-690	Lotto North	659082.9	5429446.4	72.3	270.0	-42.0	264.0	6/14/2022	6/19/2022	Yes
NFGC-22-689	Keats	658062.7	5427495.9	81.1	140.0	-74.0	213.5	6/14/2022	6/18/2022	Yes
NFGC-22-688	Keats	657902.4	5427212.3	80.1	314.0	-78.0	476.0	6/13/2022	6/25/2022	Yes
NFGC-22-687	Rocket	657185.7	5425864.5	55.0	300.0	-45.0	338.0	6/13/2022	6/19/2022	Yes
NFGC-22-686	Keats West	658053.2	5427904.8	84.7	70.0	-60.0	206.2	6/12/2022	7/1/2022	Yes
NFGC-22-685	Big Dave	660469.9	5431070.7	67.3	300.0	-45.0	338.4	6/12/2022	6/17/2022	Yes
NFGC-22-684	Lotto	658983.2	5429072.3	83.9	258.0	-69.0	236.7	6/12/2022	6/17/2022	Yes
NFGC-22-683	Keats North	658231.1	5427744.0	81.1	300.0	-45.0	251.0	6/12/2022	6/17/2022	Yes
NFGC-22-682	Keats North	658150.4	5427647.0	79.9	300.0	-45.0	251.0	6/11/2022	6/15/2022	Yes
NFGC-22-681	Keats West	658052.8	5427904.9	84.7	120.0	-63.0	131.0	6/10/2022	6/12/2022	Yes
NFGC-22-680	Keats	658052.1	5427473.5	81.2	127.0	-60.0	231.0	6/10/2022	6/14/2022	Yes
NFGC-22-679	Rocket	657192.5	5425975.9	55.5	300.0	-45.0	191.0	6/9/2022	6/12/2022	Yes
NFGC-22-678	Big Dave	660386.5	5431003.2	32.2	300.0	-45.0	203.0	6/9/2022	6/11/2022	Yes
NFGC-22-677	Keats North	658194.7	5427736.2	80.0	300.0	-45.0	203.0	6/8/2022	6/11/2022	Yes
NFGC-22-676	Lotto North	659082.6	5429446.4	72.4	300.0	-45.0	277.5	6/7/2022	6/14/2022	Yes
NFGC-22-675	Keats North	658259.7	5427641.5	82.6	299.0	-46.0	359.0	6/6/2022	6/11/2022	Yes
NFGC-22-674	Keats North	658212.2	5427754.7	80.2	300.0	-45.0	131.0	6/6/2022	7/8/2022	Yes
NFGC-22-673	Lotto	658990.3	5429096.8	83.7	263.0	-68.0	258.0	6/6/2022	6/11/2022	Yes
NFGC-22-672	Keats	658051.8	5427473.2	81.2	133.0	-70.0	213.0	6/6/2022	6/9/2022	Yes
NFGC-22-671	TCH (Trans Canada Highway)	657636.9	5426510.5	89.3	299.0	-42.0	302.0	6/6/2022	6/16/2022	Yes
NFGC-22-667A	Keats West	658101.2	5427994.0	84.1	45.0	-53.0	293.0	6/6/2022	6/10/2022	Yes
NFGC-22-670	Rocket	657239.2	5426008.4	57.6	300.0	-45.0	241.6	6/5/2022	6/9/2022	Yes
NFGC-22-669	Keats	657900.7	5426724.1	86.2	297.0	-46.0	611.8	6/5/2022	6/15/2022	Yes
NFGC-22-668	Keats	657915.4	5427235.9	80.9	310.0	-80.0	432.4	6/4/2022	6/13/2022	Yes
NFGC-22-667	Keats West	658101.0	5427993.7	84.0	45.0	-53.0	20.2	6/4/2022	6/6/2022	Yes
NFGC-22-666	Big Dave	660398.9	5431427.6	55.7	300.0	-42.0	257.0	6/4/2022	6/8/2022	Yes
NFGC-22-665	Keats North	658226.1	5427761.9	80.5	300.0	-45.0	158.7	6/4/2022	6/6/2022	Yes
NFGC-22-664	Lotto	658918.9	5429139.4	82.3	300.0	-61.0	174.0	6/2/2022	6/5/2022	Yes
NFGC-22-663	Keats North	658240.3	5427652.8	82.9	299.0	-46.0	344.0	6/1/2022	6/6/2022	Yes
NFGC-22-662	Rocket	657252.4	5426232.0	65.9	300.0	-45.0	233.0	6/1/2022	6/4/2022	Yes
NFGC-22-661	Lotto North	659079.0	5429390.7	75.2	285.0	-45.0	396.0	6/1/2022	6/7/2022	Yes
NFGC-22-660	Keats West	658101.4	5427993.4	84.1	57.0	-45.0	281.0	5/31/2022	6/4/2022	Yes
NFGC-22-659	Keats North	658326.6	5427688.9	80.0	300.0	-45.0	279.0	5/31/2022	6/5/2022	Yes
NFGC-22-658	Big Dave	660398.9	5431427.2	55.6	300.0	-45.0	287.0	5/30/2022	6/4/2022	Yes
NFGC-22-657	Keats North	658221.6	5427778.8	80.0	300.0	-45.0	293.0	5/29/2022	6/3/2022	Yes
NFGC-22-656	Lotto	658919.3	5429139.4	82.3	317.0	-57.0	180.0	5/29/2022	6/2/2022	Yes
NFGC-22-655	Keats	657914.5	5427235.0	80.7	333.0	-83.0	392.0	5/29/2022	6/4/2022	Yes
NFGC-22-654	Rocket	657250.8	5426173.3	63.0	300.0	-45.0	203.0	5/27/2022	5/31/2022	Yes
NFGC-22-653	Keats North	658219.6	5427664.7	83.1	300.0	-45.0	320.0	5/27/2022	6/1/2022	Yes
NFGC-22-652	Keats North	658279.9	5427658.6	81.0	300.0	-45.0	222.0	5/27/2022	5/31/2022	Yes
NFGC-22-651	Keats	658236.5	5427828.1	79.5	300.0	-45.0	188.0	5/26/2022	5/29/2022	Yes
NFGC-22-649	Keats	657880.4	5426677.7	87.7	297.0	-46.0	596.0	5/25/2022	6/5/2022	Yes
NFGC-22-648	Keats North	658284.1	5427598.4	83.7	300.0	-45.0	141.0	5/24/2022	5/27/2022	Yes
NFGC-22-647	Lotto	658918.7	5429139.5	82.4	308.0	-45.0	213.0	5/24/2022	5/29/2022	Yes
NFGC-22-646	Lotto North	659078.9	5429391.1	75.3	300.0	-45.0	429.0	5/23/2022	5/31/2022	Yes
NFGC-22-643A	Keats West	658101.1	5427993.5	83.9	51.0	-53.0	302.0	5/23/2022	5/31/2022	Yes
NFGC-22-645	Keats	657914.1	5427235.0	80.5	7.0	-85.0	362.0	5/22/2022	5/28/2022	Yes
NFGC-22-644	Big Dave	660388.1	5431463.5	36.0	300.0	-45.0	257.0	5/22/2022	5/29/2022	Yes
NFGC-22-643	Keats West	658100.6	5427993.1	84.0	53.0	-51.0	19.1	5/22/2022	5/22/2022	No
NFGC-22-642	TCH (Trans Canada Highway)	657636.5	5426510.7	89.4	300.0	-45.0	499.7	5/22/2022	6/5/2022	Yes
NFGC-22-641	Keats North	658196.8	5427677.7	81.8	300.0	-45.0	425.0	5/21/2022	5/27/2022	Yes
NFGC-22-640	Keats North	658295.4	5427591.6	83.7	300.0	-45.0	261.0	5/20/2022	5/24/2022	Yes
NFGC-22-639	Keats North	658232.4	5427801.8	80.0	300.0	-45.0	359.0	5/20/2022	5/26/2022	Yes
NFGC-22-638	Rocket	657246.6	5426117.6	60.1	300.0	-45.0	344.0	5/20/2022	5/27/2022	Yes
NFGC-22-637	Keats	658266.6	5427595.3	84.2	300.0	-45.0	93.0	5/19/2022	5/20/2022	Yes
NFGC-22-636	Lotto	658823.8	5429047.6	79.7	355.0	-60.0	234.0	5/18/2022	5/23/2022	Yes
NFGC-22-635	Keats West	657947.5	5427764.7	86.5	118.5	-45.5	200.0	5/18/2022	5/21/2022	Yes
NFGC-22-634	Lotto	658735.6	5428896.2	76.1	300.0	-45.0	180.0	5/17/2022	5/22/2022	Yes
NFGC-22-633	Dome	658628.6	5428611.7	80.3	300.0	-45.0	273.0	5/17/2022	5/25/2022	Yes
NFGC-22-632	TCH (Trans Canada Highway)	657587.7	5426556.9	87.1	300.0	-45.0	293.3	5/16/2022	5/22/2022	Yes
NFGC-22-631	Keats	657920.2	5427260.4	81.2	38.0	-84.0	322.8	5/16/2022	5/22/2022	Yes
NFGC-22-630	Big Dave	660423.5	5431471.9	40.2	300.0	-45.0	299.0	5/16/2022	5/21/2022	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-629	Lotto	658788.1	5429039.7	75.2	300.0	-45.0	144.0	5/15/2022	5/18/2022	Yes
NFGC-22-628	Keats	657862.3	5426745.4	88.4	297.0	-46.0	551.0	5/15/2022	5/24/2022	Yes
NFGC-22-627	Keats West	657934.1	5427742.4	86.3	120.0	-45.0	212.2	5/15/2022	5/18/2022	Yes
NFGC-22-626	Keats North	658330.3	5428004.3	80.6	300.0	-45.0	332.0	5/15/2022	5/20/2022	Yes
NFGC-22-623B	TCH (Trans Canada Highway)	657487.6	5426991.1	85.8	105.0	-47.0	272.3	5/15/2022	5/20/2022	Yes
NFGC-22-625	Keats North	658176.3	5427689.2	80.5	300.0	-45.0	353.0	5/14/2022	5/20/2022	Yes
NFGC-22-624	Keats North	658277.9	5427588.4	84.5	300.0	-45.0	110.7	5/14/2022	5/18/2022	Yes
NFGC-22-623	TCH (Trans Canada Highway)	657486.0	5426991.4	91.0	105.0	-47.0	41.0	5/14/2022	5/15/2022	Yes
NFGC-22-622	Dome	658731.7	5428840.6	77.0	300.0	-45.0	156.0	5/14/2022	5/17/2022	Yes
NFGC-22-621	TCH (Trans Canada Highway)	657618.6	5426596.2	88.0	300.0	-45.0	200.0	5/13/2022	5/16/2022	Yes
NFGC-22-620	Keats	658288.7	5427581.4	84.1	300.0	-45.0	123.0	5/12/2022	5/14/2022	Yes
NFGC-22-619	TCH (Trans Canada Highway)	657509.8	5426951.8	84.2	78.0	-45.0	206.0	5/11/2022	5/14/2022	Yes
NFGC-22-618	Lotto	658810.3	5429026.0	79.2	320.0	-56.0	168.0	5/11/2022	5/15/2022	Yes
NFGC-22-617	Dome	658685.2	5428810.6	73.5	300.0	-45.0	163.0	5/10/2022	5/14/2022	Yes
NFGC-22-616	Keats	657920.9	5427260.2	81.2	60.0	-81.0	299.0	5/10/2022	5/15/2022	Yes
NFGC-22-613A	Keats West	658153.1	5428077.7	82.4	120.0	-45.0	304.7	5/10/2022	5/14/2022	Yes
NFGC-22-615	Keats North	658322.3	5427980.1	79.5	300.0	-45.0	299.0	5/9/2022	5/14/2022	Yes
NFGC-22-614	Big Dave	660454.6	5431425.0	46.8	300.0	-45.0	293.0	5/9/2022	5/15/2022	Yes
NFGC-22-613	Keats West	658153.1	5428078.0	82.5	120.0	-45.0	79.9	5/8/2022	5/10/2022	Yes
NFGC-22-612	Keats North	658215.1	5427638.3	84.6	300.0	-45.0	305.0	5/8/2022	5/14/2022	Yes
NFGC-22-611	TCH (Trans Canada Highway)	657510.0	5426950.9	84.1	90.0	-45.0	197.0	5/7/2022	5/11/2022	Yes
NFGC-22-610	Keats North	658282.7	5427570.6	84.4	300.0	-45.0	312.0	5/6/2022	5/12/2022	Yes
NFGC-22-609	Lotto	658810.1	5429025.5	79.3	278.0	-56.0	123.0	5/6/2022	5/9/2022	Yes
NFGC-22-608	Keats	657921.1	5427259.8	81.0	87.0	-79.0	303.9	5/5/2022	5/10/2022	Yes
NFGC-22-607	Dome	658654.6	5428770.3	73.4	300.0	-45.0	348.0	5/5/2022	5/10/2022	Yes
NFGC-22-606	Golden Joint	658757.4	5428535.2	95.7	300.0	-45.0	462.0	5/5/2022	5/17/2022	Yes
NFGC-22-605	Keats	658259.5	5427583.6	84.2	300.0	-45.0	102.0	5/4/2022	5/6/2022	Yes
NFGC-22-604	TCH (Trans Canada Highway)	657588.8	5426614.1	85.7	300.0	-45.0	342.5	5/4/2022	5/13/2022	Yes
NFGC-22-603	Keats West	658206.6	5428161.7	80.8	120.0	-45.0	305.2	5/4/2022	5/8/2022	Yes
NFGC-22-601	Big Dave	660433.7	5431438.1	44.0	300.0	-45.0	257.0	5/4/2022	5/9/2022	Yes
NFGC-22-602	Keats North	658339.5	5427970.2	78.3	300.0	-45.0	335.0	5/3/2022	5/9/2022	Yes
NFGC-22-600	Keats	657887.7	5426789.3	87.3	299.5	-52.0	626.0	5/3/2022	5/14/2022	Yes
NFGC-22-599	TCH (Trans Canada Highway)	657439.6	5426959.8	86.5	120.0	-45.0	281.0	5/2/2022	5/7/2022	Yes
NFGC-22-598	Keats North	658271.2	5427577.5	84.2	300.0	-45.0	130.5	5/2/2022	5/4/2022	Yes
NFGC-22-597	Lotto	658809.9	5429026.2	79.3	300.0	-45.0	165.0	5/1/2022	5/10/2022	Yes
NFGC-22-596	Keats North	658183.5	5427656.4	82.1	300.0	-45.0	413.0	4/30/2022	5/8/2022	Yes
NFGC-22-595	Dome	658634.7	5428665.4	79.5	300.0	-45.0	219.0	4/30/2022	5/4/2022	Yes
NFGC-22-594	Keats West	658104.0	5427990.1	83.8	120.0	-45.0	263.0	4/30/2022	5/3/2022	Yes
NFGC-22-593	Keats	658213.8	5427523.5	86.5	300.0	-45.0	118.9	4/29/2022	5/2/2022	Yes
NFGC-22-592	Keats	657911.4	5427236.2	80.5	35.0	-83.0	339.4	4/29/2022	5/4/2022	Yes
NFGC-22-591	TCH (Trans Canada Highway)	657487.6	5426990.7	85.9	120.0	-45.0	218.0	4/29/2022	5/2/2022	Yes
NFGC-22-590	Lotto	658818.9	5428992.4	81.4	300.0	-45.0	156.0	4/28/2022	5/1/2022	Yes
NFGC-22-589	Keats North	658247.1	5427561.7	85.0	300.0	-45.0	129.0	4/26/2022	4/28/2022	Yes
NFGC-22-588	Keats North	658286.2	5427839.3	78.9	300.0	-45.0	395.0	4/25/2022	5/3/2022	Yes
NFGC-22-587	TCH (Trans Canada Highway)	657513.1	5426946.5	83.8	120.0	-45.0	215.0	4/25/2022	4/28/2022	Yes
NFGC-22-586	Keats North	658162.0	5427668.7	80.1	300.0	-45.0	332.0	4/25/2022	4/26/2022	Yes
NFGC-22-585	Keats North	658198.1	5427691.6	81.8	300.0	-45.0	161.9	4/23/2022	4/25/2022	Yes
NFGC-22-582	Big Dave	660466.8	5431535.7	43.9	300.0	-45.0	492.6	4/23/2022	5/3/2022	Yes
NFGC-22-584	Golden Joint	658592.0	5428575.2	80.7	300.0	-45.0	276.0	4/22/2022	4/29/2022	Yes
NFGC-22-583	Keats	657911.6	5427236.2	80.5	65.0	-80.0	329.0	4/22/2022	4/28/2022	Yes
NFGC-22-581	Keats	657896.1	5426754.4	86.4	297.0	-46.0	587.0	4/22/2022	5/2/2022	Yes
NFGC-22-580	Keats North	658187.7	5427698.0	80.6	300.0	-45.0	110.0	4/21/2022	4/23/2022	Yes
NFGC-22-579	Keats West	657963.1	5427741.3	84.6	120.0	-45.0	200.0	4/21/2022	4/29/2022	Yes
NFGC-22-578	Keats	658258.1	5427555.6	84.8	300.0	-45.0	117.0	4/21/2022	4/25/2022	Yes
NFGC-22-577	Keats North	658243.6	5427852.5	79.2	300.0	-45.0	260.5	4/21/2022	4/25/2022	Yes
NFGC-22-576	TCH (Trans Canada Highway)	657511.6	5426947.6	83.8	122.0	-63.0	251.0	4/21/2022	4/25/2022	Yes
NFGC-22-575	Keats North	658177.5	5427704.1	80.2	300.0	-45.0	85.0	4/20/2022	4/21/2022	Yes
NFGC-22-574	Lotto	658881.4	5429100.3	82.8	300.0	-45.0	276.0	4/19/2022	4/27/2022	Yes
NFGC-22-573	Keats North	658183.7	5427713.9	80.0	300.0	-45.0	110.8	4/19/2022	4/20/2022	Yes
NFGC-22-572	Keats North	658188.3	5427726.2	79.9	300.0	-45.0	89.5	4/17/2022	4/18/2022	Yes
NFGC-22-571	Keats North	658253.3	5427572.6	84.9	300.0	-45.0	126.0	4/17/2022	4/21/2022	Yes
NFGC-22-570	Keats North	658198.6	5427720.3	80.8	300.0	-45.0	71.5	4/16/2022	4/17/2022	Yes
NFGC-22-569	TCH (Trans Canada Highway)	657512.3	5426947.6	83.9	110.0	-45.0	257.3	4/16/2022	4/20/2022	Yes
NFGC-22-568	Keats North	658209.9	5427713.6	81.6	300.0	-45.0	92.8	4/15/2022	4/16/2022	Yes
NFGC-22-567	Keats North	658288.5	5427886.3	78.7	300.0	-45.0	368.0	4/15/2022	4/20/2022	Yes
NFGC-22-566	Golden Joint	658583.2	5428521.7	82.1	318.0	-64.0	354.0	4/14/2022	4/22/2022	Yes
NFGC-22-565	Keats North	658203.8	5427702.4	81.8	300.0	-45.0	99.0	4/14/2022	4/15/2022	Yes
NFGC-22-564	Keats	657865.3	5426800.9	88.2	297.0	-46.0	506.0	4/14/2022	4/21/2022	Yes
NFGC-22-563	Keats	657767.4	5426976.9	82.7	10.0	-52.0	548.0	4/13/2022	4/22/2022	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-557B	Golden Joint	658679.5	5428310.1	84.2	297.0	-48.0	621.0	4/13/2022	5/4/2022	Yes
NFGC-22-562	Keats	658264.3	5427566.8	84.5	299.0	-45.5	141.0	4/11/2022	4/17/2022	Yes
NFGC-22-561	Keats North	658265.5	5427898.0	78.6	300.0	-45.0	239.0	4/11/2022	4/14/2022	Yes
NFGC-22-560	TCH (Trans Canada Highway)	657510.4	5426948.7	84.0	315.0	-45.0	410.0	4/10/2022	4/16/2022	Yes
NFGC-22-559	Keats North	658232.8	5427628.3	84.0	300.0	-45.0	333.0	4/10/2022	4/14/2022	Yes
NFGC-22-557A	Golden Joint	658679.2	5428310.3	84.2	298.0	-46.0	123.5	4/10/2022	4/12/2022	Yes
NFGC-22-557	Golden Joint	658678.9	5428310.5	84.2	297.0	-46.5	59.0	4/9/2022	4/10/2022	No
NFGC-22-558	Keats West	658053.5	5427904.3	84.8	120.0	-45.0	281.4	4/8/2022	4/21/2022	Yes
NFGC-22-556	Lotto	658875.4	5428989.4	84.8	299.0	-45.5	264.0	4/8/2022	4/19/2022	Yes
NFGC-22-555	Big Dave	660411.6	5431450.4	40.8	299.0	-45.5	569.0	4/7/2022	4/22/2022	Yes
NFGC-22-554	Keats North	658292.5	5427940.2	78.7	300.0	-45.0	314.0	4/6/2022	4/10/2022	Yes
NFGC-22-553	TCH (Trans Canada Highway)	657273.0	5426508.1	75.0	119.0	-45.5	293.0	4/5/2022	4/10/2022	Yes
NFGC-22-552	Lotto	658832.6	5429013.9	82.8	300.0	-45.0	201.0	4/3/2022	4/8/2022	Yes
NFGC-22-551	Keats	658274.2	5427560.7	84.6	300.0	-45.0	284.0	4/3/2022	4/11/2022	Yes
NFGC-22-550	Keats	657887.1	5426788.9	87.2	297.0	-46.0	556.7	4/2/2022	4/13/2022	Yes
NFGC-22-549	TCH (Trans Canada Highway)	657612.0	5426715.7	84.4	120.0	-45.0	281.0	3/30/2022	4/5/2022	Yes
NFGC-22-548	Golden Joint	658582.7	5428522.1	82.1	305.0	-50.0	279.0	3/30/2022	4/14/2022	Yes
NFGC-22-547	Big Dave	660327.0	5431385.2	34.8	300.0	-45.0	401.0	3/30/2022	4/7/2022	Yes
NFGC-22-546	Keats North	658343.8	5428026.4	81.6	299.0	-49.0	380.0	3/29/2022	4/5/2022	Yes
NFGC-22-545	Keats North	658236.2	5427683.9	82.2	299.0	-46.5	581.0	3/29/2022	4/9/2022	Yes
NFGC-22-544	Keats	658269.7	5427548.8	84.9	300.0	-45.0	188.2	3/27/2022	4/2/2022	Yes
NFGC-22-543	Lotto	658859.4	5429056.4	83.9	299.0	-45.5	267.0	3/25/2022	4/2/2022	Yes
NFGC-22-542	Keats West	658003.1	5427817.7	85.2	120.0	-45.0	296.0	3/25/2022	4/8/2022	Yes
NFGC-22-541	Big Dave	660244.2	5431432.4	28.6	300.0	-45.0	260.0	3/24/2022	3/30/2022	Yes
NFGC-22-540	TCH (Trans Canada Highway)	657613.3	5426715.5	84.5	299.0	-45.5	320.0	3/23/2022	3/30/2022	Yes
NFGC-22-539	Golden Joint	658567.2	5428473.0	85.3	300.0	-50.5	387.0	3/22/2022	3/30/2022	Yes
NFGC-22-538	Keats North	658193.0	5427709.6	81.0	300.0	-45.0	386.1	3/22/2022	3/28/2022	Yes
NFGC-22-535A	Keats North	658343.5	5428026.2	81.7	297.0	-43.2	260.0	3/22/2022	3/29/2022	Yes
NFGC-22-537	Keats	658867.2	5427859.2	91.2	299.0	-45.5	212.0	3/21/2022	3/26/2022	Yes
NFGC-22-536	Pocket Pond	663271.6	5428668.1	60.2	175.0	-45.5	242.0	3/20/2022	3/23/2022	Yes
NFGC-22-535	Keats	658345.4	5428023.3	81.5	299.0	-43.2	9.0	3/20/2022	3/21/2022	No
NFGC-22-534	TCH (Trans Canada Highway)	657594.8	5426668.4	84.6	119.0	-45.5	134.0	3/20/2022	3/23/2022	Yes
NFGC-22-533	Keats West	657952.0	5427747.0	85.3	120.0	-45.0	320.0	3/19/2022	3/25/2022	Yes
NFGC-22-532	Golden Joint	658566.9	5428472.9	85.3	300.0	-45.0	308.1	3/16/2022	3/22/2022	Yes
NFGC-22-530	Keats	657767.0	5426977.0	82.7	18.0	-59.0	608.0	3/16/2022	4/13/2022	Yes
NFGC-22-531	Pocket Pond	663211.1	5428693.8	59.2	170.0	-45.0	332.0	3/15/2022	3/20/2022	Yes
NFGC-22-529	Keats	659160.9	5427882.0	81.4	270.0	-45.0	242.0	3/14/2022	3/21/2022	Yes
NFGC-22-527B	Keats	657945.3	5426843.0	85.7	294.0	-47.5	731.4	3/14/2022	4/1/2022	Yes
NFGC-22-528	TCH (Trans Canada Highway)	657598.9	5426434.5	86.7	120.0	-46.0	281.0	3/13/2022	3/19/2022	Yes
NFGC-22-527A	Keats	657945.5	5426842.4	88.5	294.0	-47.5	26.0	3/13/2022	3/14/2022	No
NFGC-22-527	Keats	657945.5	5426842.4	88.5	300.0	-45.0	50.0	3/12/2022	3/14/2022	No
NFGC-22-526	Golden Joint	658587.7	5428273.9	78.2	285.0	-46.0	577.9	3/10/2022	3/23/2022	Yes
NFGC-22-525	Keats	658315.5	5427580.8	84.5	300.0	-45.0	514.7	3/10/2022	3/21/2022	Yes
NFGC-22-524	Pocket Pond	663302.3	5428671.1	61.4	160.0	-60.0	230.0	3/10/2022	3/15/2022	Yes
NFGC-22-523	Golden Joint	658681.6	5428538.9	99.8	299.0	-45.5	324.0	3/9/2022	3/15/2022	Yes
NFGC-22-522	Keats	658283.3	5427527.1	85.4	300.0	-45.0	239.0	3/5/2022	3/10/2022	Yes
NFGC-22-521	Keats North	658343.8	5428025.5	81.6	293.0	-47.0	302.0	3/5/2022	3/20/2022	Yes
NFGC-22-520	Keats	657777.9	5427033.2	81.6	30.0	-63.0	467.6	3/5/2022	3/15/2022	Yes
NFGC-22-512B	Lotto	659182.8	5428929.1	84.7	296.0	-48.0	556.5	3/4/2022	3/25/2022	Yes
NFGC-22-519	Keats	658306.0	5427514.1	86.7	300.0	-45.0	233.7	3/2/2022	3/5/2022	Yes
NFGC-22-518	1744	664240.3	5430630.1	59.1	335.0	-45.5	464.0	3/1/2022	3/10/2022	Yes
NFGC-22-517	Keats	659039.8	5427880.8	86.7	319.0	-45.5	149.0	2/28/2022	3/14/2022	Yes
NFGC-22-516	Keats	657926.5	5426911.2	85.4	299.0	-45.5	506.0	2/28/2022	3/12/2022	Yes
NFGC-22-512A	Lotto	659183.3	5428929.2	84.6	296.0	-47.5	126.0	2/28/2022	3/4/2022	Yes
NFGC-22-515	Keats North	658343.9	5428025.7	81.6	299.0	-45.5	281.0	2/26/2022	3/4/2022	Yes
NFGC-22-514	Keats	658294.7	5427492.7	87.4	295.0	-45.5	386.8	2/26/2022	3/1/2022	Yes
NFGC-22-513	TCH (Trans Canada Highway)	657596.2	5426436.6	86.8	299.0	-45.5	401.0	2/26/2022	3/13/2022	Yes
NFGC-22-512	Lotto	659183.2	5428929.2	84.8	297.5	-47.0	99.2	2/26/2022	2/28/2022	Yes
NFGC-22-511	Keats	657778.2	5427033.4	81.7	22.0	-60.0	470.0	2/24/2022	3/4/2022	Yes
NFGC-22-510	1744	664561.5	5431086.0	57.0	285.0	-45.0	335.2	2/23/2022	2/28/2022	Yes
NFGC-22-509	Lotto	658919.6	5429138.4	82.7	244.0	-45.5	96.0	2/22/2022	2/25/2022	Yes
NFGC-22-508	Lotto	658928.4	5428745.7	91.7	310.0	-58.0	167.0	2/22/2022	2/25/2022	Yes
NFGC-22-507	Golden Joint	658675.4	5428513.5	97.7	325.0	-44.0	405.0	2/21/2022	3/9/2022	Yes
NFGC-22-506	Keats	659042.2	5427883.4	86.5	20.0	-45.0	209.0	2/21/2022	2/28/2022	Yes
NFGC-22-505	Keats	658321.0	5427490.7	87.7	300.0	-45.0	221.0	2/21/2022	2/25/2022	Yes
NFGC-22-504	Keats	658278.1	5427516.1	85.9	300.0	-45.0	221.0	2/17/2022	2/20/2022	Yes
NFGC-22-503	Keats	657821.6	5427039.6	82.6	21.0	-63.0	458.0	2/17/2022	2/23/2022	Yes
NFGC-22-502	Lotto	658920.1	5429139.1	82.6	267.0	-72.0	347.0	2/16/2022	2/22/2022	Yes
NFGC-22-501	Golden Joint	658546.5	5428297.4	77.1	284.0	-44.5	470.0	2/15/2022	3/8/2022	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-22-500	1744	664687.1	5431119.8	60.3	340.0	-45.0	440.0	2/14/2022	2/22/2022	Yes
NFGC-22-491	Keats	658300.1	5427503.1	87.1	299.0	-45.5	206.0	2/13/2022	2/16/2022	Yes
NFGC-22-499	Lotto	658927.8	5428745.7	91.8	300.0	-45.0	545.0	2/10/2022	2/21/2022	Yes
NFGC-22-498	1744	664827.5	5430863.9	58.3	120.0	-45.0	317.0	2/9/2022	2/13/2022	Yes
NFGC-22-497	Lotto	658918.9	5429139.0	82.5	269.0	-45.5	249.0	2/8/2022	2/16/2022	Yes
NFGC-22-496	Golden Joint	658675.1	5428512.6	97.7	299.0	-45.5	423.0	2/8/2022	2/21/2022	Yes
NFGC-22-495	Golden Joint	658502.4	5428324.3	74.6	285.0	-42.0	276.0	2/8/2022	2/14/2022	Yes
NFGC-22-494	Keats	658907.0	5427777.3	93.1	299.0	-45.5	266.0	2/3/2022	2/21/2022	Yes
NFGC-22-493	Keats	657846.0	5426934.9	85.7	291.0	-57.0	512.0	2/3/2022	2/27/2022	Yes
NFGC-22-492	Keats	657810.6	5427056.6	82.3	23.0	-64.0	440.0	2/3/2022	2/17/2022	Yes
NFGC-22-490	1744	664695.3	5430709.8	57.0	120.0	-45.5	299.0	1/31/2022	2/8/2022	Yes
NFGC-22-489	Keats	658236.1	5427366.5	91.3	299.0	-45.5	60.0	1/30/2022	2/3/2022	Yes
NFGC-22-488	Lotto	659051.3	5428656.1	88.7	299.0	-45.5	353.0	1/29/2022	2/8/2022	Yes
NFGC-22-487	Keats	657996.4	5427135.6	87.6	245.0	-42.0	573.8	1/24/2022	2/13/2022	Yes
NFGC-22-486	Keats	657814.7	5427087.8	81.0	30.0	-65.0	419.0	1/24/2022	2/3/2022	Yes
NFGC-22-485	1744	664651.9	5430735.0	62.6	120.0	-45.0	380.0	1/24/2022	1/30/2022	Yes
NFGC-22-481	Golden Joint	658687.5	5428447.0	101.3	298.0	-46.0	435.0	1/24/2022	2/8/2022	Yes
NFGC-22-484	Keats	658030.3	5427309.7	89.3	240.0	-45.0	470.0	1/23/2022	2/3/2022	Yes
NFGC-22-482	Road	658867.7	5428274.4	102.7	300.0	-45.0	335.0	1/22/2022	1/28/2022	Yes
NFGC-22-483	Keats	658214.0	5427378.9	89.7	299.0	-45.5	235.5	1/21/2022	1/30/2022	Yes
NFGC-22-480	Keats West	657863.7	5427741.9	89.5	120.0	-45.0	425.0	1/19/2022	3/18/2022	Yes
NFGC-22-479	1744	665285.8	5430802.1	60.6	119.0	-45.5	377.0	1/18/2022	1/23/2022	Yes
NFGC-22-478	Lotto	659138.6	5429192.2	83.6	298.0	-46.0	486.0	1/15/2022	2/8/2022	Yes
NFGC-22-477	Keats	658138.2	5427048.3	91.0	299.0	-45.5	554.8	1/14/2022	1/24/2022	Yes
NFGC-22-476	Road	658854.2	5428329.0	95.1	50.0	-45.5	260.0	1/14/2022	1/20/2022	Yes
NFGC-22-475	Keats	658249.4	5427215.0	96.0	298.0	-57.0	527.0	1/13/2022	1/22/2022	Yes
NFGC-22-474	Keats	658182.3	5427397.3	88.6	299.0	-45.5	245.0	1/10/2022	1/21/2022	Yes
NFGC-22-473	Golden Joint	658715.5	5428099.9	90.1	299.0	-45.5	696.0	1/9/2022	2/5/2022	Yes
NFGC-22-472	Keats	657836.5	5427050.4	82.3	325.0	-56.0	494.0	1/9/2022	1/23/2022	Yes
NFGC-22-471	1744	665225.6	5430750.6	60.3	300.0	-45.0	461.0	1/9/2022	1/17/2022	Yes
NFGC-22-470	Lotto	659114.3	5428939.2	89.1	299.0	-46.5	372.3	1/6/2022	1/15/2022	Yes
NFGC-21-469	Keats	658318.0	5427234.1	91.6	298.0	-57.0	428.0	1/4/2022	1/12/2022	Yes
NFGC-21-468	Keats	657996.8	5427129.3	87.5	300.0	-45.0	527.0	1/3/2022	1/13/2022	Yes
NFGC-21-467	Keats	657825.3	5427070.0	81.6	325.0	-56.0	494.0	12/13/2021	1/7/2022	Yes
NFGC-21-466	Keats	657942.7	5427161.3	83.8	300.0	-45.0	338.0	12/12/2021	12/17/2021	Yes
NFGC-21-465	Keats	658298.9	5427302.1	93.9	298.0	-57.0	371.0	12/11/2021	12/17/2021	Yes
NFGC-21-464	Keats	658193.4	5427390.6	89.0	299.0	-45.5	320.0	12/9/2021	1/10/2022	Yes
NFGC-21-463	Keats West	657859.6	5427685.5	87.7	120.0	-45.0	395.0	12/7/2021	1/18/2022	Yes
NFGC-21-462	Golden Joint	658590.4	5428331.3	82.6	298.0	-47.5	486.0	12/7/2021	1/19/2022	Yes
NFGC-21-461	Golden Joint	658644.7	5428112.5	86.9	299.0	-45.5	396.0	12/6/2021	1/8/2022	Yes
NFGC-21-460	Keats	657955.7	5427182.4	84.7	299.0	-45.5	356.0	12/6/2021	12/11/2021	Yes
NFGC-21-459	1744	665284.5	5430802.6	60.6	299.0	-45.5	635.0	12/5/2021	12/15/2021	Yes
NFGC-21-456A	Lotto	659178.8	5428987.4	87.8	298.0	-46.5	477.0	12/5/2021	12/17/2021	Yes
NFGC-21-458	Keats	657814.1	5427086.9	81.1	325.0	-56.0	455.0	12/4/2021	12/13/2021	Yes
NFGC-21-457	Keats	658367.7	5427320.4	89.5	299.0	-46.5	379.2	12/4/2021	12/11/2021	Yes
NFGC-21-456	Lotto	659178.4	5428987.7	88.0	298.0	-46.5	39.0	12/4/2021	12/5/2021	Yes
NFGC-21-455	Cokes	657746.8	5427446.6	83.0	299.0	-45.5	344.0	12/1/2021	12/6/2021	Yes
NFGC-21-454	Keats	657988.9	5427162.6	88.1	299.0	-45.5	401.0	11/30/2021	12/5/2021	Yes
NFGC-21-453	Keats West	658209.2	5428218.7	80.3	299.0	-46.0	354.0	11/29/2021	12/6/2021	Yes
NFGC-21-452	1744	665184.0	5430757.5	61.1	299.0	-45.0	419.0	11/28/2021	12/4/2021	Yes
NFGC-21-451	Keats	657810.5	5427056.6	82.1	325.0	-56.0	434.0	11/28/2021	12/4/2021	Yes
NFGC-21-450	Keats	658417.6	5427406.2	88.1	298.0	-57.0	371.0	11/28/2021	12/3/2021	Yes
NFGC-21-449	Lotto	659126.1	5429018.0	88.3	298.0	-46.5	309.0	11/28/2021	12/3/2021	Yes
NFGC-21-448	Keats	658074.2	5427257.2	90.0	299.0	-45.5	329.0	11/26/2021	12/8/2021	Yes
NFGC-21-447	Keats	657998.8	5427157.6	88.2	300.0	-45.0	371.0	11/24/2021	11/29/2021	Yes
NFGC-21-446	1744	665216.2	5430783.9	59.8	300.0	-45.0	572.0	11/23/2021	11/27/2021	Yes
NFGC-21-445	Keats	658280.4	5427369.5	92.8	298.0	-57.0	344.0	11/23/2021	11/27/2021	Yes
NFGC-21-444A	Keats	657798.6	5427003.6	83.8	325.0	-56.0	446.0	11/20/2021	11/27/2021	Yes
NFGC-21-442	Golden Joint	658610.9	5428290.4	81.0	298.5	-46.5	600.0	11/19/2021	12/6/2021	Yes
NFGC-21-443	Golden Joint	658209.5	5428219.0	80.3	119.0	-45.5	394.3	11/18/2021	11/29/2021	Yes
NFGC-21-441	1744	665161.5	5430770.2	64.5	299.0	-45.0	349.6	11/18/2021	11/23/2021	Yes
NFGC-21-440	Cokes	657748.1	5427445.7	83.0	119.0	-47.0	425.0	11/18/2021	11/30/2021	Yes
NFGC-21-439	Keats	658348.9	5427388.4	88.9	298.0	-57.0	380.0	11/18/2021	11/22/2021	Yes
NFGC-21-438	Keats	658094.3	5427246.4	90.6	299.0	-45.5	350.0	11/17/2021	11/26/2021	Yes
NFGC-21-437	Lotto	659148.4	5428948.1	88.4	299.0	-45.5	471.0	11/17/2021	11/27/2021	Yes
NFGC-21-436	Keats	657969.5	5427232.4	85.2	300.0	-45.0	350.0	11/17/2021	11/23/2021	Yes
NFGC-21-435	Road	658896.7	5428266.8	99.7	50.0	-45.5	224.0	11/15/2021	1/13/2022	Yes
NFGC-21-434	Keats	657818.8	5427113.8	80.7	325.0	-56.0	9.9	11/15/2021	11/17/2021	Yes
NFGC-21-430A	Golden Joint	658280.6	5428293.5	74.5	119.0	-46.0	44.0	11/15/2021	11/17/2021	No

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-21-433	Keats	658008.9	5427208.7	89.3	299.0	-45.5	314.0	11/12/2021	11/16/2021	Yes
NFGC-21-432	Keats	657901.4	5427212.1	80.1	63.0	-85.0	380.0	11/12/2021	11/17/2021	Yes
NFGC-21-431	1744	665184.4	5430713.0	58.7	299.0	-45.5	467.0	11/11/2021	11/18/2021	Yes
NFGC-21-430	Golden Joint	658280.6	5428293.5	76.0	119.0	-46.0	123.0	11/11/2021	11/15/2021	Yes
NFGC-21-429	Road	658867.9	5428274.7	102.6	50.0	-45.5	284.0	11/10/2021	11/15/2021	Yes
NFGC-21-428	Keats	657976.2	5427343.1	82.5	299.0	-42.5	238.3	11/10/2021	11/17/2021	Yes
NFGC-21-427	Keats	657841.4	5427082.6	80.9	325.0	-56.0	431.0	11/9/2021	11/15/2021	Yes
NFGC-21-426	Cokes	657804.1	5427528.9	82.0	120.0	-50.0	335.0	11/5/2021	11/18/2021	Yes
NFGC-21-425	Keats	658031.2	5427311.3	88.6	299.0	-45.5	269.0	11/4/2021	11/10/2021	Yes
NFGC-21-424	Lotto	659101.6	5428975.4	89.0	299.0	-47.0	579.0	11/4/2021	11/17/2021	Yes
NFGC-21-423	Keats	658107.4	5427094.2	89.0	298.0	-57.0	527.0	11/3/2021	11/11/2021	Yes
NFGC-21-422	Pocket Pond	663195.9	5428689.0	59.4	120.0	-45.0	431.0	11/3/2021	11/10/2021	Yes
NFGC-21-421	Keats	657829.8	5427099.1	80.4	325.0	-56.0	452.0	11/2/2021	11/9/2021	Yes
NFGC-21-420	Pocket Pond	663255.7	5428741.8	63.8	120.0	-45.0	272.0	10/31/2021	11/3/2021	Yes
NFGC-21-419	Keats	658034.5	5427194.7	89.6	300.0	-45.0	530.0	10/31/2021	11/11/2021	Yes
NFGC-21-418	Keats	658052.6	5427299.2	89.2	299.0	-45.5	287.0	10/30/2021	11/4/2021	Yes
NFGC-21-417	Lotto	658990.2	5428837.9	89.2	299.0	-46.5	300.0	10/30/2021	11/4/2021	Yes
NFGC-21-416	Golden Joint	658212.6	5428274.9	80.7	120.0	-45.0	427.3	10/29/2021	11/10/2021	Yes
NFGC-21-415	Pocket Pond	663237.1	5428810.2	63.1	120.0	-45.0	281.0	10/27/2021	10/30/2021	Yes
NFGC-21-414	Golden Joint	658676.6	5428281.2	81.8	298.5	-46.5	795.0	10/26/2021	11/18/2021	Yes
NFGC-21-413A	Keats	658085.5	5427134.2	89.1	296.0	-57.0	515.0	10/26/2021	11/3/2021	Yes
NFGC-21-413	Keats	658085.8	5427133.0	89.3	296.0	-56.5	39.7	10/25/2021	10/26/2021	No
NFGC-21-412	Keats	657886.9	5427016.7	82.9	325.0	-56.0	486.3	10/24/2021	11/2/2021	Yes
NFGC-21-410B	Keats	658075.2	5427285.2	89.4	297.0	-46.5	257.0	10/24/2021	10/29/2021	Yes
NFGC-21-411	Pocket Pond	663228.5	5428842.8	66.5	121.0	-46.5	311.0	10/23/2021	10/27/2021	Yes
NFGC-21-410A	Keats	658074.2	5427286.0	89.3	299.0	-45.5	56.0	10/23/2021	10/24/2021	No
NFGC-21-410	Keats	658073.3	5427286.3	89.3	299.0	-45.5	44.0	10/21/2021	10/23/2021	No
NFGC-21-409	Lotto	658978.4	5428873.3	90.6	299.0	-45.5	384.0	10/21/2021	10/29/2021	Yes
NFGC-21-404A	Lotto	659046.0	5429007.2	89.2	299.0	-48.0	374.0	10/21/2021	10/29/2021	Yes
NFGC-21-408	Pocket Pond	663261.6	5428851.6	66.9	121.0	-45.5	284.0	10/19/2021	10/23/2021	Yes
NFGC-21-407	Keats	658109.2	5427122.8	89.5	296.0	-57.0	467.0	10/18/2021	10/25/2021	Yes
NFGC-21-406	Keats	657852.7	5427065.9	81.6	325.0	-56.0	396.0	10/17/2021	10/24/2021	Yes
NFGC-21-405	Keats	658056.3	5427181.8	88.8	300.0	-45.0	308.0	10/17/2021	10/30/2021	Yes
NFGC-21-404	Lotto	659045.6	5429007.3	87.2	299.0	-46.5	21.9	10/16/2021	10/21/2021	Yes
NFGC-21-403	Golden Joint	658640.0	5428418.0	96.0	298.5	-46.0	444.0	10/16/2021	10/29/2021	Yes
NFGC-21-402A	Pocket Pond	663299.5	5428917.2	68.9	120.0	-45.0	289.4	10/16/2021	10/19/2021	Yes
NFGC-21-402	Pocket Pond	663298.4	5428918.1	68.7	120.0	-45.0	29.0	10/15/2021	10/15/2021	Yes
NFGC-21-401	Golden Joint	658612.6	5428318.8	82.8	298.5	-46.5	492.0	10/14/2021	10/25/2021	Yes
NFGC-21-400	Keats	658096.1	5427273.7	92.3	299.0	-45.5	93.1	10/13/2021	10/21/2021	Yes
NFGC-21-399	Lotto	659074.7	5429048.1	86.5	298.0	-46.5	339.0	10/12/2021	10/21/2021	Yes
NFGC-21-398	Pocket Pond	663472.5	5429020.3	63.6	120.0	-45.0	275.0	10/11/2021	10/14/2021	Yes
NFGC-21-397	Keats	658135.8	5427126.3	90.2	296.0	-57.0	488.0	10/11/2021	10/18/2021	Yes
NFGC-21-396	Keats	658078.0	5427169.2	89.5	300.0	-45.0	347.0	10/11/2021	10/17/2021	Yes
NFGC-21-395	Keats	657986.7	5427368.5	82.3	300.0	-42.0	248.0	10/6/2021	10/10/2021	Yes
NFGC-21-394	Pocket Pond	663280.9	5428984.8	66.7	120.0	-45.0	339.9	10/6/2021	10/11/2021	Yes
NFGC-21-393	Keats	658118.6	5427261.5	90.6	299.0	-45.5	300.0	10/6/2021	10/13/2021	Yes
NFGC-21-392	Keats	657938.8	5427278.7	81.8	300.0	-42.0	281.0	10/6/2021	10/10/2021	Yes
NFGC-21-390A	Lotto	658991.1	5429041.0	86.3	299.0	-46.5	389.0	10/6/2021	11/3/2021	Yes
NFGC-21-391	Lotto	659066.9	5428856.6	88.0	299.0	-55.0	318.0	10/5/2021	10/12/2021	Yes
NFGC-21-390	Lotto	658992.2	5429039.7	86.7	299.0	-46.0	58.0	10/4/2021	10/6/2021	Yes
NFGC-21-389	Golden Joint	658597.3	5428442.4	91.3	298.5	-45.5	350.5	10/4/2021	10/15/2021	Yes
NFGC-21-388	Keats	657988.0	5427370.4	82.2	120.0	-71.0	242.0	10/3/2021	10/6/2021	Yes
NFGC-21-387	Keats	657936.4	5426876.6	85.5	299.0	-45.5	635.0	10/2/2021	10/17/2021	Yes
NFGC-21-385	Keats	657960.0	5427266.1	83.4	299.0	-45.5	290.0	10/1/2021	10/5/2021	Yes
NFGC-21-386	Golden Joint	658634.3	5428306.0	83.0	298.5	-46.5	582.0	9/30/2021	10/13/2021	Yes
NFGC-21-382A	Lotto	659035.6	5428985.5	89.6	299.0	-46.5	230.0	9/30/2021	10/4/2021	Yes
NFGC-21-384	Keats	658139.1	5427249.5	90.3	299.0	-45.5	317.0	9/29/2021	10/5/2021	Yes
NFGC-21-383	Keats	657987.1	5427370.9	82.1	120.0	-80.0	283.8	9/29/2021	10/3/2021	Yes
NFGC-21-382	Lotto	659035.3	5428985.1	89.6	299.0	-45.5	74.9	9/28/2021	9/30/2021	No
NFGC-21-381	Pocket Pond	663346.4	5428948.8	69.0	121.0	-46.5	287.0	9/27/2021	10/6/2021	Yes
NFGC-21-380	Keats	657964.9	5427205.2	85.8	300.0	-45.0	308.0	9/27/2021	10/1/2021	Yes
NFGC-21-379	Lotto	659176.4	5428845.6	86.2	298.0	-47.0	459.1	9/26/2021	10/5/2021	Yes
NFGC-21-378	Keats	657981.9	5427253.6	85.3	300.0	-45.0	329.5	9/25/2021	9/30/2021	Yes
NFGC-21-377	Pocket Pond	663435.7	5428954.5	64.5	120.0	-45.0	191.0	9/25/2021	9/27/2021	Yes
NFGC-21-376	Keats	657972.2	5427336.7	82.5	120.0	-72.0	350.8	9/24/2021	9/29/2021	Yes
NFGC-21-375	Keats	658010.6	5427351.9	84.3	300.0	-45.0	278.1	9/24/2021	9/29/2021	Yes
NFGC-21-374	Golden Joint	658660.4	5428377.0	92.8	298.0	-48.0	492.0	9/23/2021	10/4/2021	Yes
NFGC-21-373	Golden Joint	658564.0	5428259.1	74.6	285.0	-45.0	336.4	9/23/2021	9/30/2021	Yes
NFGC-21-372	Zone 36	658968.4	5429765.2	56.7	230.0	-45.0	272.0	9/23/2021	9/28/2021	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-21-371	Keats	658006.3	5427239.8	89.1	300.0	-45.0	263.0	9/21/2021	9/25/2021	Yes
NFGC-21-370	Pocket Pond	663379.4	5428929.1	77.5	120.0	-45.0	227.0	9/21/2021	9/24/2021	Yes
NFGC-21-367A	Lotto	659124.6	5428876.1	88.7	298.0	-47.0	369.0	9/21/2021	9/26/2021	Yes
NFGC-21-369	Keats	657992.5	5427190.3	87.9	300.0	-45.0	320.0	9/20/2021	9/27/2021	Yes
NFGC-21-366A	Pocket Pond	663410.9	5428912.0	71.9	120.0	-45.0	242.0	9/18/2021	9/21/2021	Yes
NFGC-21-368	Keats	658209.4	5427273.1	91.5	299.0	-45.5	335.0	9/17/2021	9/24/2021	Yes
NFGC-21-367	Lotto	659124.4	5428876.2	88.7	298.0	-45.5	144.0	9/17/2021	9/20/2021	Yes
NFGC-21-366	Pocket Pond	663409.8	5428911.7	61.1	120.0	-45.0	9.7	9/17/2021	9/18/2021	No
NFGC-21-365	Golden Joint	658542.2	5428271.4	74.6	285.0	-45.5	314.3	9/17/2021	9/23/2021	Yes
NFGC-21-364A	Keats	657971.2	5427337.5	83.6	120.0	-80.0	299.0	9/17/2021	9/24/2021	Yes
NFGC-21-364	Keats	657971.8	5427337.0	82.6	120.0	-80.0	22.2	9/16/2021	9/17/2021	Yes
NFGC-21-363	Keats	658025.7	5427228.6	89.6	300.0	-45.0	284.0	9/15/2021	9/21/2021	Yes
NFGC-21-362	Pocket Pond	663155.6	5428463.9	62.1	121.0	-45.5	266.0	9/13/2021	9/17/2021	Yes
NFGC-21-361	Keats	658054.5	5427326.4	88.7	299.0	-45.5	218.0	9/13/2021	9/17/2021	Yes
NFGC-21-360	Keats	658011.4	5427179.9	88.8	299.0	-45.5	359.0	9/13/2021	9/20/2021	Yes
NFGC-21-359	Golden Joint	658638.5	5428388.8	93.5	298.0	-48.0	579.0	9/12/2021	9/23/2021	Yes
NFGC-21-358	Zone 36	658933.1	5429699.8	58.5	130.0	-70.0	398.0	9/12/2021	9/21/2021	Yes
NFGC-21-357	Pocket Pond	663152.9	5428407.2	62.9	121.0	-45.5	281.0	9/9/2021	9/13/2021	Yes
NFGC-21-356	Keats	658095.7	5427101.6	88.8	299.0	-45.5	410.0	9/9/2021	9/15/2021	Yes
NFGC-21-355	Lotto	659131.2	5428899.5	88.6	297.5	-52.0	438.0	9/9/2021	9/17/2021	Yes
NFGC-21-353	Golden Joint	658522.4	5428283.1	74.3	285.0	-45.5	363.0	9/9/2021	9/16/2021	Yes
NFGC-21-354	Keats	658077.1	5427313.6	89.5	299.0	-45.5	215.0	9/8/2021	9/13/2021	Yes
NFGC-21-352	Zone 36	658933.8	5429698.6	58.2	210.0	-45.0	143.0	9/6/2021	9/11/2021	Yes
NFGC-21-351	Keats	658097.3	5427301.5	90.3	299.0	-45.5	239.0	9/4/2021	9/8/2021	Yes
NFGC-21-350	Keats	658031.9	5427166.8	89.5	300.0	-45.0	467.0	9/3/2021	9/12/2021	Yes
NFGC-21-349	Lotto	659131.0	5428899.6	88.6	298.0	-48.0	387.0	9/3/2021	9/9/2021	Yes
NFGC-21-348	Zone 36	658930.5	5429692.6	58.2	250.0	-45.0	152.0	9/3/2021	9/6/2021	Yes
NFGC-21-346	Keats	658053.6	5427126.1	87.8	300.0	-45.0	401.0	9/3/2021	9/8/2021	Yes
NFGC-21-344B	Golden Joint	658616.3	5428401.4	90.8	299.0	-48.0	447.0	9/3/2021	9/12/2021	Yes
NFGC-21-347	Pocket Pond	663072.6	5428217.2	63.4	120.0	-45.0	296.0	9/2/2021	9/8/2021	Yes
NFGC-21-344A	Golden Joint	658616.4	5428400.7	90.8	299.0	-47.0	40.2	9/2/2021	9/3/2021	No
NFGC-21-345	Keats	658017.2	5427262.5	88.7	300.0	-45.0	299.1	9/1/2021	9/15/2021	Yes
NFGC-21-343A	Golden Joint	658588.0	5428274.1	78.1	298.0	-48.0	404.4	9/1/2021	9/8/2021	Yes
NFGC-21-344	Golden Joint	658616.3	5428401.2	90.8	299.0	-45.0	84.0	8/30/2021	9/2/2021	No
NFGC-21-343	Golden Joint	658587.5	5428275.0	79.0	300.0	-45.0	78.0	8/30/2021	9/1/2021	No
NFGC-21-342	Keats	658018.1	5427377.2	83.0	300.0	-45.0	260.0	8/29/2021	9/4/2021	Yes
NFGC-21-341	Keats	658038.1	5427250.4	89.8	299.0	-45.5	311.0	8/28/2021	9/1/2021	Yes
NFGC-21-340	Pocket Pond	663046.7	5428231.6	66.3	121.0	-45.5	353.0	8/28/2021	9/2/2021	Yes
NFGC-21-339	Keats	658074.5	5427113.8	88.9	299.0	-45.5	416.0	8/27/2021	9/2/2021	Yes
NFGC-21-338	Lotto	659099.2	5428890.3	87.8	298.0	-45.5	312.0	8/27/2021	9/3/2021	Yes
NFGC-21-337	Keats	658059.4	5427237.9	89.6	299.0	-45.5	266.1	8/24/2021	8/28/2021	Yes
NFGC-21-336	Keats	658087.5	5427135.6	89.2	299.0	-45.5	353.0	8/24/2021	9/3/2021	Yes
NFGC-21-335	Golden Joint	658596.8	5428412.9	88.6	299.0	-45.5	391.3	8/23/2021	8/30/2021	Yes
NFGC-21-334	Pocket Pond	663034.5	5428210.3	65.9	121.0	-45.5	365.0	8/22/2021	8/28/2021	Yes
NFGC-21-333	Lotto	658984.9	5429013.2	86.5	299.0	-45.5	336.0	8/20/2021	8/27/2021	Yes
NFGC-21-332	Golden Joint	658588.2	5428303.2	79.3	298.0	-46.0	423.0	8/20/2021	8/29/2021	Yes
NFGC-21-331	Pocket Pond	663373.1	5428903.2	66.9	121.0	-45.5	236.0	8/19/2021	8/22/2021	Yes
NFGC-21-328	Keats	658044.9	5427360.7	87.8	298.0	-45.5	267.0	8/19/2021	8/29/2021	Yes
NFGC-21-330	Golden Joint	658634.6	5428334.7	86.3	298.0	-46.0	321.0	8/18/2021	8/23/2021	Yes
NFGC-21-329	Keats	658065.8	5427148.0	88.8	298.5	-45.5	505.0	8/18/2021	8/27/2021	Yes
NFGC-21-327	Keats	658108.5	5427122.7	89.4	299.0	-45.5	425.5	8/16/2021	8/23/2021	Yes
NFGC-21-326	Golden Joint	658611.3	5428347.5	87.0	296.0	-47.0	195.0	8/15/2021	8/18/2021	Yes
NFGC-21-325	Pocket Pond	663398.0	5428886.2	62.6	120.0	-45.0	242.0	8/15/2021	8/18/2021	Yes
NFGC-21-324	Keats	658067.1	5427347.9	89.1	299.0	-45.5	230.0	8/13/2021	8/17/2021	Yes
NFGC-21-323	Keats	658155.9	5427304.7	90.1	300.0	-45.0	308.0	8/13/2021	8/17/2021	Yes
NFGC-21-320	Zone 36	658931.2	5429693.0	58.3	230.0	-45.0	164.0	8/13/2021	8/18/2021	Yes
NFGC-21-322	Golden Joint	658570.2	5428314.0	79.3	299.0	-46.0	342.0	8/12/2021	8/20/2021	Yes
NFGC-21-321	Pocket Pond	663445.3	5428920.2	60.5	120.0	-45.0	153.8	8/12/2021	8/14/2021	Yes
NFGC-21-319	Lotto	659009.5	5428998.1	86.4	299.0	-45.5	342.0	8/10/2021	8/20/2021	Yes
NFGC-21-318	Keats	658088.8	5427334.8	81.3	300.0	-45.0	200.0	8/9/2021	8/13/2021	Yes
NFGC-21-317	Keats	658132.1	5427138.0	90.1	300.0	-45.0	377.0	8/9/2021	8/16/2021	Yes
NFGC-21-316	Pocket Pond	663268.8	5428683.1	60.5	120.0	-45.0	167.0	8/9/2021	8/11/2021	Yes
NFGC-21-315	Keats	658110.6	5427150.4	89.7	300.0	-45.0	428.0	8/8/2021	8/24/2021	Yes
NFGC-21-314A	Keats	658068.4	5427203.7	89.2	300.0	-45.0	331.9	8/7/2021	8/12/2021	Yes
NFGC-21-314	Keats	658068.7	5427203.5	89.3	300.0	-45.0	22.7	8/6/2021	8/7/2021	No
NFGC-21-313	Pocket Pond	663302.6	5428672.2	61.1	120.0	-45.0	194.0	8/6/2021	8/9/2021	Yes
NFGC-21-312	Keats	658110.2	5427323.6	90.2	299.0	-46.5	209.0	8/4/2021	8/9/2021	Yes
NFGC-21-311	Lotto	659107.4	5428913.6	88.0	298.5	-45.5	321.0	8/4/2021	8/10/2021	Yes
NFGC-21-310	Keats	658112.2	5427178.9	89.7	300.0	-45.0	386.0	8/3/2021	8/9/2021	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-21-307B	Golden Joint	658593.5	5428358.1	85.3	298.0	-47.0	477.0	8/3/2021	8/14/2021	Yes
NFGC-21-301	Golden Joint	658565.6	5428287.5	77.1	298.0	-48.0	382.8	8/3/2021	8/12/2021	Yes
NFGC-21-309	Pocket Pond	663350.7	5428930.9	68.8	121.0	-45.5	224.0	8/2/2021	8/5/2021	Yes
NFGC-21-308	Keats	658134.3	5427165.3	90.5	299.0	-45.5	365.0	8/2/2021	8/7/2021	Yes
NFGC-21-307A	Golden Joint	658592.9	5428358.4	85.0	298.0	-47.0	30.1	8/2/2021	8/2/2021	No
NFGC-21-307	Golden Joint	658592.3	5428358.7	85.0	298.0	-45.5	113.3	8/1/2021	8/2/2021	No
NFGC-21-306	Keats	658100.5	5427358.0	89.0	299.0	-45.5	179.0	7/31/2021	8/4/2021	Yes
NFGC-21-305	Keats	658081.3	5427225.1	90.2	299.0	-45.5	321.0	7/30/2021	8/6/2021	Yes
NFGC-21-304	Pocket Pond	663432.1	5428898.2	60.6	121.0	-45.5	182.0	7/30/2021	8/2/2021	Yes
NFGC-21-303	Lotto	659081.8	5428928.3	88.4	298.5	-46.0	279.0	7/30/2021	8/3/2021	Yes
NFGC-21-302	Golden Joint	658554.3	5428438.3	85.6	299.0	-45.5	237.0	7/29/2021	8/1/2021	Yes
NFGC-21-300	Keats	658090.5	5427190.9	90.1	299.0	-45.5	386.0	7/28/2021	8/3/2021	Yes
NFGC-21-299	Pocket Pond	663453.7	5428886.1	60.2	121.0	-45.5	131.0	7/27/2021	7/29/2021	Yes
NFGC-21-298	Keats	658079.9	5427370.0	87.9	299.0	-45.5	169.9	7/27/2021	7/30/2021	Yes
NFGC-21-297	Keats	658126.3	5427228.3	90.5	300.0	-45.0	377.0	7/26/2021	8/1/2021	Yes
NFGC-21-296	Lotto	659058.0	5428942.7	89.9	299.0	-45.5	255.0	7/26/2021	7/29/2021	Yes
NFGC-21-295	Lotto	659052.1	5429148.7	84.6	300.0	-45.0	128.0	7/25/2021	7/27/2021	Yes
NFGC-21-294	Golden Joint	658535.6	5428446.5	83.0	299.0	-45.5	249.0	7/25/2021	7/28/2021	Yes
NFGC-21-293	Keats	658103.5	5427212.3	90.4	300.0	-45.0	371.0	7/23/2021	7/30/2021	Yes
NFGC-21-292	Keats	658331.3	5427456.0	88.3	299.0	-45.5	254.0	7/23/2021	7/27/2021	Yes
NFGC-21-291	Pocket Pond	663322.5	5428859.1	67.9	120.0	-45.0	266.0	7/23/2021	7/27/2021	Yes
NFGC-21-290A	Lotto	659074.4	5429163.7	84.0	300.0	-45.0	166.7	7/23/2021	7/25/2021	Yes
NFGC-21-290	Lotto	659074.7	5429162.6	84.4	300.0	-45.0	16.0	7/21/2021	7/22/2021	No
NFGC-21-289	Lotto	659029.8	5428957.7	89.5	299.0	-45.0	345.0	7/20/2021	7/26/2021	Yes
NFGC-21-288	Keats	658269.8	5427477.0	87.7	300.0	-45.0	212.7	7/19/2021	7/23/2021	Yes
NFGC-21-287	Golden Joint	658636.9	5428361.3	90.6	299.0	-45.0	282.0	7/19/2021	7/24/2021	Yes
NFGC-21-286	Pocket Pond	663281.7	5428896.8	67.3	120.0	-45.0	278.2	7/18/2021	7/22/2021	Yes
NFGC-21-284A	Keats	658125.3	5427200.2	90.2	299.0	-45.0	395.0	7/17/2021	7/23/2021	Yes
NFGC-21-281B	Golden Joint	658544.4	5428299.2	77.0	298.0	-48.0	471.0	7/17/2021	7/28/2021	Yes
NFGC-21-283	Keats	658148.4	5427215.7	90.0	300.0	-45.0	392.0	7/16/2021	7/22/2021	Yes
NFGC-21-281A	Golden Joint	658544.0	5428299.4	76.9	298.0	-46.5	75.2	7/16/2021	7/17/2021	Yes
NFGC-21-285	Lotto	659006.4	5428970.1	88.4	298.0	-45.5	201.0	7/15/2021	7/19/2021	Yes
NFGC-21-282	Keats	658287.2	5427481.4	87.5	299.0	-45.5	221.6	7/15/2021	7/19/2021	Yes
NFGC-21-281	Golden Joint	658543.7	5428299.5	77.1	298.0	-45.5	78.0	7/15/2021	7/16/2021	Yes
NFGC-21-280	Cokes	657710.4	5427460.2	86.4	300.0	-45.0	279.8	7/15/2021	7/21/2021	Yes
NFGC-21-279	Pocket Pond	663312.9	5428889.7	68.7	120.0	-45.0	239.0	7/14/2021	7/18/2021	Yes
NFGC-21-278	Lotto	658984.1	5428984.6	88.4	299.0	-45.5	206.3	7/11/2021	7/15/2021	Yes
NFGC-21-277	Keats	658175.8	5427386.5	88.9	299.0	-45.5	248.1	7/11/2021	7/15/2021	Yes
NFGC-21-276	Pocket Pond	663358.2	5428854.5	63.6	121.0	-45.5	197.0	7/11/2021	7/14/2021	Yes
NFGC-21-275	Keats	658158.7	5427259.8	90.3	299.0	-45.5	380.0	7/8/2021	7/15/2021	Yes
NFGC-21-274	Golden Joint	658616.0	5428373.5	89.7	294.0	-49.0	552.0	7/8/2021	7/19/2021	Yes
NFGC-21-273	Pocket Pond	663374.1	5428861.9	61.9	121.0	-45.5	251.0	7/7/2021	7/11/2021	Yes
NFGC-21-272	Keats	658187.2	5427380.0	89.0	298.5	-45.5	227.0	7/7/2021	7/11/2021	Yes
NFGC-21-271	Lotto	659037.8	5428873.5	90.3	297.0	-49.0	294.0	7/7/2021	7/11/2021	Yes
NFGC-21-268A	Golden Joint	658523.2	5428312.4	76.2	298.0	-45.5	415.6	7/7/2021	7/14/2021	Yes
NFGC-21-270	Cokes	657748.8	5427325.3	78.8	118.0	-49.0	419.0	7/5/2021	7/14/2021	Yes
NFGC-21-269	Keats	658108.8	5427140.8	89.6	297.0	-55.5	425.0	7/4/2021	7/15/2021	Yes
NFGC-21-268	Golden Joint	658522.6	5428312.7	76.1	298.0	-45.5	130.3	7/4/2021	7/7/2021	Yes
NFGC-21-267	Pocket Pond	663415.8	5428820.9	60.8	120.0	-45.0	272.0	7/3/2021	7/7/2021	Yes
NFGC-21-256A	Keats	658197.4	5427374.0	89.4	298.5	-46.0	257.0	7/3/2021	7/7/2021	Yes
NFGC-21-266	Lotto	659037.3	5428873.7	90.4	299.0	-45.5	258.0	7/2/2021	7/6/2021	Yes
NFGC-21-265A	Keats	657929.5	5427271.1	81.1	117.0	-78.0	341.0	7/2/2021	7/7/2021	Yes
NFGC-21-265	Keats	657930.2	5427271.9	80.9	117.0	-78.0	13.3	7/1/2021	7/2/2021	No
NFGC-21-264	Golden Joint	658594.7	5428386.0	86.9	297.0	-45.0	438.0	6/30/2021	7/7/2021	Yes
NFGC-21-263	Keats	657951.5	5427309.7	81.8	118.0	-72.0	333.6	6/29/2021	7/5/2021	Yes
NFGC-21-262	Golden Joint	658500.2	5428325.3	74.7	298.0	-45.0	291.0	6/28/2021	7/3/2021	Yes
NFGC-21-261	Pocket Pond	663394.5	5428833.7	62.0	120.0	-45.0	227.0	6/28/2021	7/2/2021	Yes
NFGC-21-260	Lotto	659047.5	5428921.1	90.5	298.0	-45.5	354.0	6/27/2021	7/2/2021	Yes
NFGC-21-259	Keats	657930.4	5427271.1	81.1	117.0	-72.0	341.0	6/26/2021	7/1/2021	Yes
NFGC-21-258	Pocket Pond	663348.3	5428803.3	64.8	120.0	-45.0	239.0	6/25/2021	6/28/2021	Yes
NFGC-21-257	Keats	657950.9	5427310.0	81.8	118.0	-78.0	345.7	6/24/2021	6/29/2021	Yes
NFGC-21-256	Keats	658196.9	5427374.5	89.4	298.5	-47.0	28.5	6/24/2021	6/24/2021	Yes
NFGC-21-255	Golden Joint	658503.5	5428381.0	77.0	299.0	-42.0	276.0	6/23/2021	6/28/2021	Yes
NFGC-21-252A	Golden Joint	658595.3	5428385.9	87.1	299.0	-48.0	405.0	6/22/2021	6/29/2021	Yes
NFGC-21-254	Keats	658118.8	5427290.0	90.8	299.0	-45.5	293.0	6/21/2021	7/4/2021	Yes
NFGC-21-253	Pocket Pond	663361.2	5428824.2	65.4	120.0	-45.5	245.7	6/21/2021	6/25/2021	Yes
NFGC-21-252	Golden Joint	658594.0	5428386.6	86.8	299.0	-46.5	92.0	6/20/2021	6/22/2021	Yes
NFGC-21-248A	Keats	657929.8	5427271.4	81.2	117.0	-74.5	372.0	6/20/2021	6/26/2021	Yes
NFGC-21-250	Keats	658207.5	5427368.2	89.7	298.0	-46.0	204.7	6/19/2021	6/23/2021	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-21-251	Keats	657951.1	5427310.0	81.7	118.0	-75.0	333.8	6/18/2021	6/24/2021	Yes
NFGC-21-249	Golden Joint	658502.7	5428353.2	76.1	299.0	-42.0	249.0	6/18/2021	6/23/2021	Yes
NFGC-21-248	Keats	657930.0	5427271.2	81.1	118.0	-72.5	83.0	6/18/2021	6/19/2021	Yes
NFGC-21-247	Keats	658146.7	5427475.8	86.9	299.0	-45.5	181.5	6/16/2021	6/19/2021	Yes
NFGC-21-246	Keats	658131.0	5427311.6	90.5	299.0	-45.3	272.0	6/15/2021	6/21/2021	Yes
NFGC-21-245	Pocket Pond	663364.9	5428879.8	62.9	120.0	-45.0	251.0	6/15/2021	6/20/2021	Yes
NFGC-21-244	Golden Joint	658572.1	5428399.2	85.4	299.0	-45.5	333.0	6/12/2021	6/20/2021	Yes
NFGC-21-243	Lotto	659064.2	5428887.7	88.8	298.0	-50.0	323.0	6/12/2021	6/26/2021	Yes
NFGC-21-242	Keats	658135.8	5427467.1	86.8	300.0	-45.5	233.0	6/12/2021	6/16/2021	Yes
NFGC-21-241	Golden Joint	658523.1	5428341.2	77.4	299.0	-45.5	303.0	6/11/2021	6/18/2021	Yes
NFGC-21-240	Keats	658157.4	5427196.2	90.2	297.0	-55.5	379.3	6/10/2021	6/18/2021	Yes
NFGC-21-239	Pocket Pond	663338.5	5428909.6	68.4	120.0	-45.0	272.0	6/10/2021	6/15/2021	Yes
NFGC-21-238	Keats	658119.8	5427133.2	89.4	297.0	-55.5	413.0	6/9/2021	6/18/2021	Yes
NFGC-21-237	Keats	658140.6	5427190.2	90.4	295.0	-55.5	380.0	6/8/2021	6/15/2021	Yes
NFGC-21-236	Keats	658130.3	5427456.9	86.6	299.0	-45.5	251.0	6/7/2021	6/12/2021	Yes
NFGC-21-235A	Pocket Pond	663420.2	5428877.1	60.6	120.0	-45.5	173.0	6/7/2021	6/10/2021	Yes
NFGC-21-235	Pocket Pond	663419.0	5428877.6	59.5	119.0	-45.5	38.0	6/6/2021	6/7/2021	No
NFGC-21-234	Dome	658731.2	5428611.3	96.3	298.0	-45.8	270.0	6/6/2021	6/12/2021	Yes
NFGC-21-233	Lotto	659024.1	5428935.1	90.4	298.0	-45.5	342.0	6/5/2021	6/12/2021	Yes
NFGC-21-232	1744	665278.4	5430892.7	61.0	300.0	-44.0	300.0	6/4/2021	6/10/2021	Yes
NFGC-21-231	Keats	658124.6	5427448.1	86.5	299.0	-46.5	170.8	6/4/2021	6/7/2021	Yes
NFGC-21-230	Pocket Pond	663403.4	5428872.7	61.1	119.0	-45.5	182.0	6/3/2021	6/6/2021	Yes
NFGC-21-225	Golden Joint	658545.4	5428328.3	78.9	298.0	-45.5	321.0	6/3/2021	6/10/2021	Yes
NFGC-21-229	Keats	658129.6	5427165.5	90.2	297.0	-55.5	356.0	6/2/2021	6/9/2021	Yes
NFGC-21-228	Dome	658680.3	5428646.9	87.0	299.0	-52.0	174.0	6/1/2021	6/5/2021	Yes
NFGC-21-227	Keats	658253.1	5427544.6	85.4	299.0	-45.5	146.0	5/31/2021	6/3/2021	Yes
NFGC-21-226	Pocket Pond	663407.9	5428855.8	61.0	120.0	-45.0	161.0	5/31/2021	6/2/2021	Yes
NFGC-21-224	Lotto	658981.5	5428902.0	89.3	298.0	-45.5	348.0	5/29/2021	6/5/2021	Yes
NFGC-21-223	Keats	658241.2	5427550.9	85.5	299.0	-45.5	112.0	5/29/2021	5/31/2021	Yes
NFGC-21-222	Keats	658132.7	5427194.9	90.4	297.0	-55.0	350.0	5/28/2021	6/8/2021	Yes
NFGC-21-221	1744	665288.4	5430858.9	62.1	300.0	-45.0	361.9	5/28/2021	6/3/2021	Yes
NFGC-21-220	Pocket Pond	663386.6	5428868.7	61.8	120.0	-45.0	248.0	5/28/2021	5/31/2021	Yes
NFGC-21-219	Dome	658743.7	5428635.0	94.6	298.0	-45.5	201.0	5/27/2021	5/31/2021	Yes
NFGC-21-218	Pocket Pond	663406.7	5428927.8	63.1	299.0	-45.5	179.0	5/24/2021	5/27/2021	Yes
NFGC-21-216	Keats	658050.8	5427415.7	84.3	299.0	-45.5	251.0	5/23/2021	5/28/2021	Yes
NFGC-21-217	Keats	658147.6	5427151.4	90.4	297.0	-55.5	401.0	5/22/2021	6/1/2021	Yes
NFGC-21-215	Dome	658709.4	5428660.0	87.4	298.0	-45.5	267.0	5/22/2021	5/27/2021	Yes
NFGC-21-207	1744	665232.2	5430861.8	60.6	299.0	-45.5	341.0	5/22/2021	5/28/2021	Yes
NFGC-21-214	Pocket Pond	663476.1	5428873.5	60.1	119.0	-45.5	155.0	5/21/2021	5/24/2021	Yes
NFGC-21-213	Golden Joint	658570.4	5428371.5	83.4	298.0	-45.5	411.0	5/21/2021	5/30/2021	Yes
NFGC-21-212	Keats	658126.2	5427401.1	88.6	298.5	-45.5	194.0	5/20/2021	5/23/2021	Yes
NFGC-21-211	Lotto	658942.9	5428864.0	91.9	297.0	-45.5	426.0	5/18/2021	5/29/2021	Yes
NFGC-21-210	Pocket Pond	663441.6	5428864.8	60.1	120.0	-45.5	113.0	5/17/2021	5/21/2021	Yes
NFGC-21-209	Dome	658721.8	5428675.0	87.3	299.0	-45.5	195.0	5/17/2021	5/21/2021	Yes
NFGC-21-208	Keats	658148.0	5427215.3	90.5	299.0	-45.5	514.6	5/16/2021	5/28/2021	Yes
NFGC-21-206	Golden Joint	658549.0	5428383.8	81.1	298.0	-45.5	338.0	5/15/2021	5/21/2021	Yes
NFGC-21-205	Lotto	659058.5	5428889.6	89.1	298.8	-46.0	254.0	5/14/2021	5/18/2021	Yes
NFGC-21-204	Keats	658144.9	5427194.5	90.3	297.0	-55.5	403.6	5/13/2021	5/22/2021	Yes
NFGC-21-203	Keats	658144.0	5427332.9	90.2	300.0	-45.0	314.0	5/13/2021	5/20/2021	Yes
NFGC-21-202	1744	665189.6	5430886.7	57.8	300.0	-45.0	245.0	5/12/2021	5/16/2021	Yes
NFGC-21-201	Lotto	659058.0	5428889.8	89.2	300.0	-45.0	240.9	5/11/2021	5/14/2021	Yes
NFGC-21-200	Keats	658169.6	5427202.5	90.9	297.0	-55.0	395.0	5/10/2021	5/16/2021	Yes
NFGC-21-199	Golden Joint	658526.3	5428397.7	79.7	300.0	-45.0	263.0	5/10/2021	5/14/2021	Yes
NFGC-21-198	Keats	658164.4	5427342.9	89.8	300.0	-45.0	227.2	5/8/2021	5/13/2021	Yes
NFGC-21-195	1744	665266.6	5430870.1	61.4	300.0	-45.0	304.0	5/6/2021	5/11/2021	Yes
NFGC-21-193A	Keats	658185.6	5427352.1	89.7	300.0	-45.0	65.0	5/6/2021	5/6/2021	No
NFGC-21-197	Keats	658149.2	5427243.3	90.6	300.0	-55.0	353.0	5/5/2021	5/13/2021	Yes
NFGC-21-196	Keats	658178.8	5427342.4	89.8	300.0	-45.0	206.0	5/5/2021	5/8/2021	Yes
NFGC-21-194	Keats North	658587.2	5427559.7	90.6	300.0	-45.0	365.3	5/5/2021	5/10/2021	Yes
NFGC-21-193	Keats	658184.9	5427352.7	89.5	300.0	-45.0	128.0	5/2/2021	5/6/2021	Yes
NFGC-21-192	1744	665173.5	5430808.9	63.1	300.0	-45.0	274.0	5/2/2021	5/9/2021	Yes
NFGC-21-191	1744	665244.8	5430883.5	60.4	300.0	-45.0	308.2	5/1/2021	5/6/2021	Yes
NFGC-21-190	Keats North	658537.3	5427638.6	92.1	300.0	-45.0	282.0	5/1/2021	5/6/2021	Yes
NFGC-21-188A	Keats	658292.0	5427337.1	93.7	300.0	-45.0	269.0	5/1/2021	5/6/2021	Yes
NFGC-21-189	Keats	658174.0	5427358.8	89.4	300.0	-45.0	204.6	4/29/2021	5/5/2021	Yes
NFGC-21-187	Golden Joint	658547.8	5428355.8	79.7	300.0	-50.0	431.0	4/29/2021	5/9/2021	Yes
NFGC-21-188	Keats	658289.9	5427338.1	85.0	300.0	-45.0	11.6	4/28/2021	5/1/2021	No
NFGC-21-186	1744	665130.0	5430833.9	59.5	300.0	-45.0	260.0	4/27/2021	5/2/2021	Yes
NFGC-21-185	1744	665241.7	5430828.2	60.1	300.0	-45.0	358.0	4/27/2021	5/2/2021	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-21-184	Keats	658156.9	5427354.4	89.7	300.0	-45.0	196.0	4/25/2021	4/30/2021	Yes
NFGC-21-183	1744	665183.5	5430976.6	58.5	300.0	-45.0	193.3	4/24/2021	4/26/2021	Yes
NFGC-21-182	Keats	658181.8	5427195.8	90.8	300.0	-48.0	377.0	4/22/2021	5/1/2021	Yes
NFGC-21-181	Golden Joint	658546.8	5428356.3	79.6	300.0	-46.0	309.0	4/22/2021	4/28/2021	Yes
NFGC-21-180	1744	665203.8	5430849.6	59.7	300.0	-45.0	245.0	4/21/2021	4/26/2021	Yes
NFGC-21-179	1744	665363.7	5430988.1	62.1	300.0	-45.0	254.0	4/21/2021	4/24/2021	Yes
NFGC-21-178	Knob	656928.7	5425321.8	53.6	180.0	-45.0	239.0	4/21/2021	4/28/2021	Yes
NFGC-21-177	Keats	658181.3	5427196.0	90.8	300.0	-47.0	108.0	4/20/2021	4/22/2021	No
NFGC-21-176	1744	665320.4	5431012.9	60.7	300.0	-45.0	224.0	4/18/2021	4/21/2021	Yes
NFGC-21-175	1744	665158.3	5430933.5	56.6	300.0	-45.0	191.0	4/18/2021	4/21/2021	Yes
NFGC-21-173	Keats	658135.5	5427366.8	89.9	300.0	-45.0	188.0	4/17/2021	4/25/2021	Yes
NFGC-21-172	Knob	656925.5	5425322.5	53.5	300.0	-45.0	236.0	4/17/2021	4/21/2021	Yes
NFGC-21-174	Keats	658204.6	5427215.1	92.1	300.0	-45.0	366.0	4/16/2021	5/1/2021	Yes
NFGC-21-171	Golden Joint	658546.5	5428356.5	79.7	300.0	-45.0	312.0	4/16/2021	4/22/2021	Yes
NFGC-21-170	Keats	658113.7	5427379.5	89.2	300.0	-45.0	171.0	4/14/2021	4/18/2021	Yes
NFGC-21-169	798	666035.8	5432302.9	60.2	300.0	-45.0	323.0	4/13/2021	4/18/2021	Yes
NFGC-21-168	Knob	657001.1	5425509.3	48.6	300.0	-45.0	176.0	4/12/2021	4/17/2021	Yes
NFGC-21-167	1744	665274.3	5430982.4	60.8	300.0	-45.0	230.0	4/12/2021	4/18/2021	Yes
NFGC-21-166	Cokes	657668.2	5427579.1	93.1	120.0	-45.0	159.6	4/12/2021	4/15/2021	Yes
NFGC-21-165	Keats	658181.1	5427196.1	90.9	300.0	-45.0	344.9	4/12/2021	4/20/2021	Yes
NFGC-21-164	Keats	658203.6	5427215.7	92.0	300.0	-45.0	288.0	4/11/2021	4/15/2021	Yes
NFGC-21-163	Keats	658092.3	5427391.7	87.7	300.0	-45.0	232.0	4/10/2021	4/15/2021	Yes
NFGC-21-160B	Keats	658193.6	5427217.8	85.0	300.0	-45.0	87.0	4/10/2021	4/11/2021	Yes
NFGC-21-162	Cokes	657617.4	5427550.5	95.9	120.0	-45.0	150.0	4/9/2021	4/12/2021	Yes
NFGC-21-161	798	666097.1	5432729.1	67.4	120.0	-45.0	146.0	4/9/2021	4/13/2021	Yes
NFGC-21-160A	Keats	658193.6	5427217.8	85.0	300.0	-45.0	105.0	4/8/2021	4/10/2021	No
NFGC-21-160	Keats	658193.6	5427217.8	85.0	300.0	-45.0	57.1	4/7/2021	4/9/2021	No
NFGC-21-159	Knob	657051.3	5425540.3	54.4	300.0	-45.0	188.0	4/7/2021	4/12/2021	Yes
NFGC-21-158	1744	665304.9	5430936.3	61.0	300.0	-45.0	287.0	4/7/2021	4/12/2021	Yes
NFGC-21-157	Cokes	657642.0	5427535.4	93.7	120.0	-45.0	165.0	4/5/2021	4/9/2021	Yes
NFGC-21-156	Keats	658069.4	5427404.9	87.0	300.0	-45.0	275.0	4/5/2021	4/10/2021	Yes
NFGC-21-155	1744	665201.9	5430908.0	57.9	300.0	-45.0	263.0	4/3/2021	4/7/2021	Yes
NFGC-21-154	Cokes	657651.6	5427513.8	92.2	50.0	-60.0	94.6	4/3/2021	4/5/2021	Yes
NFGC-21-153	Keats	658233.1	5427217.3	98.0	300.0	-45.0	351.0	4/3/2021	4/11/2021	Yes
NFGC-21-152	Knob	657075.9	5425582.3	54.4	300.0	-60.0	227.0	4/3/2021	4/7/2021	Yes
NFGC-21-151	Keats	658031.0	5427399.0	82.8	300.0	-45.0	203.0	4/1/2021	4/4/2021	Yes
NFGC-21-148A	Keats	658182.5	5427224.5	90.8	300.0	-45.0	333.0	4/1/2021	4/7/2021	Yes
NFGC-21-150	1744	665134.6	5430889.3	57.2	300.0	-45.0	230.0	3/31/2021	4/3/2021	Yes
NFGC-21-149	Keats	658157.7	5427455.1	87.4	300.0	-45.0	141.0	3/31/2021	4/2/2021	Yes
NFGC-21-148	Keats	658182.8	5427224.1	85.0	300.0	-45.0	29.5	3/30/2021	4/1/2021	No
NFGC-21-147	Knob	657075.4	5425582.5	54.3	300.0	-45.0	239.2	3/30/2021	4/2/2021	Yes
NFGC-21-146	Cokes	657816.7	5427521.3	80.5	300.0	-45.0	300.0	3/29/2021	4/3/2021	Yes
NFGC-21-145	Keats	658117.1	5427434.9	86.7	300.0	-45.0	209.0	3/27/2021	3/31/2021	Yes
NFGC-21-144	TCH (Trans Canada Highway)	657633.5	5426643.1	87.1	120.0	-45.0	215.0	3/26/2021	3/30/2021	Yes
NFGC-21-143	Keats	658191.6	5427240.5	91.0	300.0	-45.0	343.0	3/25/2021	3/30/2021	Yes
NFGC-21-142	Knob	657138.3	5425717.2	53.9	0.0	-45.0	218.0	3/24/2021	3/29/2021	Yes
NFGC-21-141	Keats	658190.3	5427262.6	90.7	300.0	-45.0	318.0	3/24/2021	4/1/2021	Yes
NFGC-21-140	Keats	658159.5	5427410.4	88.6	300.0	-45.0	182.3	3/24/2021	3/27/2021	Yes
NFGC-21-139	Keats	658138.4	5427421.6	88.3	300.0	-45.0	169.7	3/21/2021	3/24/2021	Yes
NFGC-21-138	TCH (Trans Canada Highway)	657631.9	5426646.4	87.4	300.0	-45.0	233.5	3/21/2021	3/26/2021	Yes
NFGC-21-137	Keats	658185.0	5427453.7	87.9	300.0	-45.0	152.0	3/19/2021	3/21/2021	Yes
NFGC-21-136	Keats	658179.4	5427247.3	90.7	300.0	-45.0	312.0	3/19/2021	3/25/2021	Yes
NFGC-21-135	Keats	658179.0	5427269.4	90.5	300.0	-45.0	336.0	3/18/2021	3/24/2021	Yes
NFGC-21-134	Knob	657164.4	5425686.7	57.2	0.0	-45.0	123.3	3/18/2021	3/20/2021	Yes
NFGC-21-133	Keats	658166.2	5427464.5	87.4	300.0	-45.0	149.0	3/17/2021	3/18/2021	Yes
NFGC-21-132	Keats	658221.0	5427390.6	89.1	300.0	-45.0	234.0	3/14/2021	3/18/2021	Yes
NFGC-21-131	Keats	658175.4	5427487.4	87.5	300.0	-45.0	137.9	3/14/2021	3/16/2021	Yes
NFGC-21-130	Knob	657138.7	5425687.2	55.3	0.0	-45.0	171.7	3/13/2021	3/18/2021	Yes
NFGC-21-129	Keats	658197.9	5427475.4	87.3	300.0	-45.0	161.3	3/11/2021	3/14/2021	Yes
NFGC-21-128	Knob	657354.4	5425190.5	66.2	120.0	-45.0	206.0	3/9/2021	3/13/2021	Yes
NFGC-21-127	Keats	658245.9	5427533.6	85.6	300.0	-45.0	269.0	3/9/2021	3/14/2021	Yes
NFGC-21-126	Knob	656933.4	5425745.8	44.9	120.0	-45.0	233.0	3/8/2021	3/24/2021	Yes
NFGC-21-125	Keats	658257.0	5427527.2	85.8	300.0	-45.0	106.7	3/6/2021	3/10/2021	Yes
NFGC-21-124	Knob	657228.2	5425874.9	55.9	120.0	-45.0	258.8	3/5/2021	3/9/2021	Yes
NFGC-21-123	Cokes	657821.1	5427519.0	80.2	120.0	-45.0	723.0	3/5/2021	3/28/2021	Yes
NFGC-21-122	Keats	658239.6	5427523.2	86.1	300.0	-45.0	140.0	3/3/2021	3/6/2021	Yes
NFGC-21-121	Knob	657257.3	5425862.5	58.1	300.0	-45.0	233.0	3/1/2021	3/5/2021	Yes
NFGC-21-120	Keats	658228.4	5427529.2	86.2	300.0	-45.0	108.7	3/1/2021	3/3/2021	Yes
NFGC-21-119	Keats	658185.3	5427331.1	89.9	300.0	-45.0	279.0	3/1/2021	3/5/2021	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-21-118	Keats	658189.3	5427284.9	90.7	300.0	-45.0	660.0	2/28/2021	3/19/2021	Yes
NFGC-21-117	Knob	657139.6	5425763.8	51.0	120.0	-45.0	123.0	2/27/2021	3/1/2021	Yes
NFGC-21-116	Keats	658187.6	5427509.1	87.3	300.0	-45.0	113.0	2/27/2021	3/1/2021	Yes
NFGC-21-115	Lotto	659034.1	5428894.8	91.1	300.0	-45.0	225.0	2/26/2021	3/5/2021	Yes
NFGC-21-114	Keats	658249.0	5427315.8	93.9	300.0	-45.0	264.0	2/24/2021	3/1/2021	Yes
NFGC-21-113	Keats	658209.7	5427496.6	87.0	300.0	-45.0	143.0	2/24/2021	2/27/2021	Yes
NFGC-21-112	Knob	657047.1	5425760.5	45.4	120.0	-45.0	190.2	2/23/2021	2/27/2021	Yes
NFGC-21-111	Keats	658241.9	5427276.3	94.5	300.0	-45.0	297.0	2/23/2021	2/27/2021	Yes
NFGC-21-110	Lotto	658999.1	5428946.4	89.8	300.0	-45.0	183.1	2/22/2021	2/26/2021	Yes
NFGC-21-109	Lotto	659012.4	5428912.0	92.9	300.0	-45.0	251.5	2/17/2021	2/22/2021	Yes
NFGC-21-108	Keats North	658327.2	5427746.0	78.2	120.0	-45.0	248.0	2/17/2021	2/24/2021	Yes
NFGC-21-107	Knob	657086.6	5425764.6	46.6	120.0	-45.0	95.0	2/17/2021	2/22/2021	Yes
NFGC-21-105B	Keats	658232.0	5427340.5	92.0	300.0	-45.0	288.0	2/17/2021	2/24/2021	Yes
NFGC-21-105A	Keats	658223.4	5427344.9	91.1	300.0	-45.0	73.0	2/15/2021	2/18/2021	Yes
NFGC-21-106	Keats	658220.6	5427289.0	92.5	300.0	-45.0	326.0	2/14/2021	2/22/2021	Yes
NFGC-21-105	Keats	658223.4	5427344.9	91.2	300.0	-45.0	24.0	2/14/2021	2/15/2021	No
NFGC-21-104	Keats	658207.7	5427294.8	90.8	300.0	-45.0	354.8	2/9/2021	2/15/2021	Yes
NFGC-21-103	Keats	658227.5	5427328.1	91.8	300.0	-45.0	261.1	2/9/2021	2/14/2021	Yes
NFGC-21-102	Lotto	659045.3	5429179.5	83.8	295.0	-45.0	363.0	2/8/2021	2/17/2021	Yes
NFGC-21-101	Keats	658205.8	5427340.8	90.3	300.0	-45.0	220.9	2/5/2021	2/8/2021	Yes
NFGC-21-99	Keats	658176.4	5427314.2	90.1	299.0	-45.0	285.0	2/3/2021	2/10/2021	Yes
NFGC-21-98	Keats North	658327.6	5427744.7	78.3	299.0	-45.0	470.0	2/3/2021	2/16/2021	Yes
NFGC-21-100	Lotto	658978.7	5428930.1	89.8	299.0	-45.0	258.0	2/3/2021	2/8/2021	Yes
NFGC-21-97	Keats	658195.0	5427346.7	90.2	299.0	-45.5	225.0	2/1/2021	2/6/2021	Yes
NFGC-21-96	Lotto	658922.9	5428933.2	90.3	300.0	-45.0	237.8	1/28/2021	2/2/2021	Yes
NFGC-21-95	Keats North	658272.4	5427605.8	83.4	300.0	-45.0	230.0	1/28/2021	2/2/2021	Yes
NFGC-21-94B	Keats	658201.1	5427357.4	90.0	300.0	-45.0	234.0	1/27/2021	2/1/2021	Yes
NFGC-21-94A	Keats	658202.0	5427357.3	0.0	300.0	-45.0	18.0	1/26/2021	1/27/2021	No
NFGC-21-93	Keats	658230.4	5427557.9	86.0	300.0	-45.0	110.0	1/26/2021	1/29/2021	Yes
NFGC-21-94	Keats	658201.2	5427358.0	90.0	300.0	-45.0	50.0	1/25/2021	1/26/2021	No
NFGC-21-92	Keats	657836.1	5427049.2	82.3	300.0	-45.0	345.7	1/24/2021	2/2/2021	Yes
NFGC-21-91	Keats	658169.4	5427375.8	89.1	299.0	-46.0	186.0	1/22/2021	1/25/2021	Yes
NFGC-21-90	Keats	658235.4	5427539.9	85.8	299.0	-45.0	182.0	1/21/2021	1/25/2021	Yes
NFGC-21-89	Lotto	658967.7	5429051.6	84.8	300.0	-45.0	294.0	1/21/2021	1/28/2021	Yes
NFGC-21-88	Keats	658028.6	5427284.1	88.4	300.0	-45.0	255.8	1/19/2021	1/24/2021	Yes
NFGC-21-87	Keats	658218.0	5427535.5	86.4	300.0	-45.0	125.0	1/19/2021	1/21/2021	Yes
NFGC-21-86	Keats	658209.4	5427396.9	88.8	300.0	-45.0	231.1	1/17/2021	1/21/2021	Yes
NFGC-21-85	Keats	658148.4	5427388.4	89.2	300.0	-45.0	157.4	1/16/2021	1/19/2021	Yes
NFGC-21-84	Keats	658252.7	5427490.4	86.9	300.0	-45.0	362.1	1/15/2021	1/19/2021	Yes
NFGC-21-83	Lotto	658963.9	5429024.8	86.7	300.0	-45.0	357.2	1/14/2021	1/22/2021	Yes
NFGC-21-82	Keats	658190.4	5427364.2	89.5	300.0	-45.0	223.2	1/12/2021	1/17/2021	Yes
NFGC-21-81	Keats	658104.5	5427413.9	87.2	300.0	-45.0	258.5	1/11/2021	1/16/2021	Yes
NFGC-21-80	Keats	658238.9	5427486.1	87.0	300.0	-45.0	200.0	1/11/2021	1/15/2021	Yes
NFGC-21-79	Keats	658198.8	5427402.7	88.8	300.0	-45.0	192.1	1/8/2021	1/12/2021	Yes
NFGC-21-78	Keats	658182.9	5427426.3	87.9	300.0	-45.0	168.0	1/4/2021	1/8/2021	Yes
NFGC-21-77	Keats	658301.9	5427415.7	90.6	300.0	-45.0	447.0	1/4/2021	1/11/2021	Yes
NFGC-20-76	Road	658924.9	5428322.4	95.7	50.0	-60.0	225.0	12/14/2020	12/17/2020	Yes
NFGC-20-75	Keats	658204.9	5427413.1	88.4	300.0	-45.0	175.5	12/14/2020	12/18/2020	Yes
NFGC-20-74	Keats	658229.5	5427491.4	87.2	300.0	-45.0	237.5	12/11/2020	12/15/2020	Yes
NFGC-20-71	Road	658925.4	5428322.8	95.6	50.0	-45.0	204.0	12/11/2020	12/14/2020	Yes
NFGC-20-73	Keats	658057.9	5427383.4	87.7	300.0	-45.0	507.0	12/10/2020	12/17/2020	Yes
NFGC-20-72	Keats	658234.4	5427426.8	88.2	300.0	-45.0	189.5	12/10/2020	12/14/2020	Yes
NFGC-20-70	Keats	658249.1	5427504.3	86.4	299.5	-45.2	191.9	12/7/2020	12/11/2020	Yes
NFGC-20-69	Keats	658224.7	5427431.9	88.1	300.0	-45.4	187.0	12/7/2020	12/10/2020	Yes
NFGC-20-68	Dome	658739.7	5428664.6	90.2	300.0	-60.0	231.0	12/5/2020	12/10/2020	Yes
NFGC-20-67	Keats	658216.1	5427436.5	87.9	300.0	-45.0	189.0	12/2/2020	12/8/2020	Yes
NFGC-20-66	Dome	658739.1	5428664.9	90.3	300.0	-45.0	171.0	12/2/2020	12/5/2020	Yes
NFGC-20-65	Keats	658334.9	5427512.5	87.3	300.0	-45.0	266.0	12/1/2020	12/7/2020	Yes
NFGC-20-64	Keats	658207.8	5427441.8	87.8	300.0	-45.0	150.0	11/29/2020	12/2/2020	Yes
NFGC-20-63	Keats	657986.5	5427309.1	83.4	300.0	-45.0	346.0	11/26/2020	12/10/2020	Yes
NFGC-20-62	Keats	658291.1	5427536.8	85.3	300.0	-45.0	218.0	11/26/2020	12/1/2020	Yes
NFGC-20-61	Dome	658777.2	5428728.1	87.8	300.0	-45.0	306.3	11/26/2020	12/2/2020	Yes
NFGC-20-60	Keats	658255.8	5427424.6	89.7	300.0	-45.0	200.2	11/24/2020	11/30/2020	Yes
NFGC-20-59	Keats	658243.5	5427494.8	87.0	300.0	-45.0	158.5	11/23/2020	11/26/2020	Yes
NFGC-20-58	Dome	658763.6	5428706.8	89.4	300.0	-45.0	147.0	11/23/2020	11/26/2020	Yes
NFGC-20-57	Keats	658145.2	5427436.5	87.9	300.0	-45.0	150.0	11/23/2020	11/26/2020	Yes
NFGC-20-56	Keats	658226.2	5427505.1	86.8	300.0	-45.0	117.7	11/21/2020	11/23/2020	Yes
NFGC-20-55	Dome	658751.8	5428685.3	90.4	300.0	-45.0	138.0	11/21/2020	11/24/2020	Yes
NFGC-20-54	Keats	658160.3	5427439.2	87.7	300.0	-45.0	198.0	11/18/2020	11/23/2020	Yes

Hole ID	Prospect	Easting (m) UTM Z21 NAD83	Northing (m) UTM Z21 NAD83	Elevation (m)	Azimuth	Dip	Length (m)	Drill Start Date	Drill End Date	Assay Received
NFGC-20-53	Keats	658253.5	5427512.6	86.1	300.0	-45.0	188.0	11/16/2020	11/21/2020	Yes
NFGC-20-52	Keats	658243.0	5427444.6	88.4	300.0	-45.0	191.6	11/15/2020	11/24/2020	Yes
NFGC-20-51	Lotto	658908.4	5429056.4	84.8	300.0	-45.0	235.1	11/15/2020	11/20/2020	Yes
NFGC-20-50	Lotto	658926.8	5428980.5	88.0	300.0	-45.0	92.2	11/11/2020	11/14/2020	Yes
NFGC-20-49	Keats	658309.4	5427468.3	88.5	300.0	-45.0	234.4	11/10/2020	11/16/2020	Yes
NFGC-20-47	Lotto	658921.9	5428995.0	87.0	300.0	-45.0	98.0	11/9/2020	11/11/2020	Yes
NFGC-20-48	Keats	658246.9	5427430.4	89.0	300.0	-45.0	198.0	11/8/2020	11/16/2020	Yes
NFGC-20-46	Keats	658267.0	5427492.6	87.1	300.0	-45.0	169.0	11/6/2020	11/10/2020	Yes
NFGC-20-45	Keats	658239.7	5427509.0	86.5	300.0	-45.0	164.0	11/2/2020	11/6/2020	Yes
NFGC-20-44	Lotto	658956.1	5429029.5	86.4	300.0	-45.0	291.0	11/1/2020	11/8/2020	Yes
NFGC-20-43	Keats	658238.7	5427435.4	88.2	300.0	-45.0	181.1	10/31/2020	11/8/2020	Yes
NFGC-20-42	Lotto	658933.2	5429100.1	83.4	300.0	-45.0	177.0	10/29/2020	11/1/2020	Yes
NFGC-20-41	Keats	658231.9	5427513.7	86.6	300.0	-45.0	195.4	10/29/2020	11/2/2020	Yes
NFGC-20-40A	Keats	658248.6	5427452.7	88.1	300.0	-45.0	204.0	10/28/2020	10/31/2020	Yes
NFGC-20-40	Keats	658248.6	5427452.7	88.2	300.0	-45.0	114.0	10/26/2020	10/28/2020	Yes
NFGC-20-39	Lotto	658884.5	5429155.9	80.9	120.0	-45.0	164.0	10/25/2020	10/29/2020	Yes
NFGC-20-38	Keats	658253.7	5427461.2	87.8	300.0	-45.0	175.9	10/23/2020	10/26/2020	Yes
NFGC-20-37	Keats	658223.8	5427518.1	86.7	300.0	-45.0	341.5	10/19/2020	10/29/2020	Yes
NFGC-20-36	Keats	658244.8	5427466.3	87.6	300.0	-45.0	150.0	10/19/2020	10/23/2020	Yes
NFGC-20-35	Lotto	658920.7	5428876.0	92.3	300.0	-45.0	239.6	10/17/2020	10/24/2020	Yes
NFGC-20-34	Keats	658257.9	5427440.5	89.2	300.0	-45.0	213.0	10/15/2020	10/19/2020	Yes
NFGC-20-33	Keats	658238.1	5427394.4	90.4	300.0	-45.0	297.2	10/13/2020	10/19/2020	Yes
NFGC-20-32	Keats	658230.2	5427440.3	88.2	300.0	-45.0	159.0	10/12/2020	10/15/2020	Yes
NFGC-20-31	Lotto	658877.8	5428901.6	89.1	300.0	-45.0	258.1	10/11/2020	10/17/2020	Yes
NFGC-20-30	Keats	658194.8	5427418.6	88.2	300.0	-45.0	167.0	10/9/2020	10/13/2020	Yes
NFGC-20-29	Keats	658221.8	5427444.9	88.1	300.0	-45.0	186.0	10/8/2020	10/12/2020	Yes
NFGC-20-28	Keats	658213.0	5427449.9	88.0	300.0	-45.0	150.0	10/2/2020	10/6/2020	Yes
NFGC-20-27	Lotto	658945.4	5428919.8	89.5	300.0	-45.0	462.0	10/1/2020	10/12/2020	Yes
NFGC-20-26	Keats	658151.0	5427444.3	87.6	300.0	-45.0	269.0	9/30/2020	10/9/2020	Yes
NFGC-20-25	Keats	658217.5	5427459.1	87.9	300.0	-45.0	147.0	9/28/2020	10/2/2020	Yes
NFGC-20-24	Lotto	658935.8	5428954.4	88.5	295.0	-45.0	258.0	9/26/2020	10/1/2020	Yes
NFGC-20-23	Keats	658239.9	5427458.0	87.9	300.0	-45.0	185.0	9/23/2020	9/28/2020	Yes
NFGC-20-22	Lotto	658963.1	5428996.3	87.5	295.0	-45.0	213.1	9/21/2020	9/25/2020	Yes
NFGC-20-21	Keats	658235.9	5427448.8	88.2	300.0	-45.0	183.5	9/19/2020	9/23/2020	Yes
NFGC-20-20	Lotto	658972.9	5428961.7	89.7	300.0	-45.0	190.0	9/16/2020	9/20/2020	Yes
NFGC-20-19	Keats	658231.8	5427461.9	87.9	300.0	-45.0	154.0	9/15/2020	9/18/2020	Yes
NFGC-20-18	Keats	658223.4	5427466.9	87.8	300.0	-45.0	278.1	9/8/2020	9/15/2020	Yes
NFGC-20-17	Lotto	658931.2	5428989.8	87.7	300.0	-45.0	354.0	9/6/2020	9/16/2020	Yes
NFGC-20-16	Little Zone	657956.3	5428359.7	100.9	300.0	-45.0	194.5	8/31/2020	9/6/2020	Yes
NFGC-20-15	Little Zone	657933.4	5428469.9	102.2	300.0	-45.0	172.0	8/27/2020	8/31/2020	Yes
NFGC-20-14	Little Zone	657827.4	5428580.6	102.7	120.0	-48.0	90.0	8/25/2020	8/27/2020	Yes
NFGC-20-13	Little Zone	657891.3	5428519.7	101.8	300.0	-45.0	89.0	8/23/2020	8/25/2020	Yes
NFGC-20-12	Little Zone	657899.8	5428459.5	102.5	300.0	-45.0	150.0	8/19/2020	8/23/2020	Yes
NFGC-20-11	Little Zone	657890.8	5428491.2	101.8	300.0	-45.0	73.2	8/17/2020	8/19/2020	Yes
NFGC-19-10	1744	665254.0	5430960.1	60.8	304.0	-43.7	222.2	12/10/2019	12/14/2019	Yes
NFGC-19-09	1744	665170.6	5430868.0	57.9	300.9	-44.2	299.6	12/5/2019	12/10/2019	Yes
NFGC-19-08	Glass	664883.4	5430424.7	58.9	305.0	-45.0	262.0	12/1/2019	12/4/2019	Yes
NFGC-19-07	Glass	664968.0	5430608.3	58.5	301.0	-44.6	248.0	11/27/2019	11/30/2019	Yes
NFGC-19-06	Glass	664946.1	5430557.9	59.4	302.2	-44.1	94.5	11/25/2019	11/27/2019	Yes
NFGC-19-05	Glass	664923.4	5430518.1	57.5	302.7	-44.7	274.0	11/17/2019	11/21/2019	Yes
NFGC-19-04	Dome	658705.3	5428708.5	85.9	0.6	-63.5	52.0	11/17/2019	11/17/2019	Yes
NFGC-19-03	Dome	658705.3	5428709.1	85.9	0.4	-44.7	64.0	11/16/2019	11/17/2019	Yes
NFGC-19-02	Keats	658114.3	5427339.0	90.8	300.0	-45.0	270.0	11/4/2019	11/6/2019	Yes
NFGC-19-01	Keats	658226.8	5427453.7	88.0	302.2	-43.6	199.0	10/29/2019	11/4/2019	Yes

Gander River
BIG DAVE
1744
GLASS
APPLETON FAULT ZONE
JBP FAULT ZONE
ZONE 36
LOTTO NORTH
LOTTO
DOME
LITTLE
ROAD
GOLDEN JOINT
KEATS WEST
KEATS NORTH
COKES
KEATS
TCW
TCH
KNOB
GROUSE
POCKET POND
QWN PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein Surface Intersection
Trans-Canada Highway
Greywacke
Shale
NFGC Collar with Assays Received by Effective Date
Waterbody
NEWFOUND GOLD CORP
0
500
1,000m

Figure 13. Gold vein surface intersections for prospects along the APZ and JBP fault zone in the QWN block with collar locations for drillholes with assay results received (source: NFG)

5.7.1	QWN Block Prospects

Drilling at QWN was initiated in 2019, with 24 prospects drill tested as of 24 January 2023. A total of 312,016 metres within 1,139 holes have been drilled at QWN from 2019 to 2022 (

Table 8). An additional 9,228 metres within 48 holes have been drilled in 2023 as of the Effective Date of the Technical Report (24 January 2023).

The 24 drill-tested prospects at the QWN block include, in alphabetical order: 798, 1744, Big Dave, Cokes, Dome, Gander Outflow, Glass, Golden Bullet, Golden Joint, Grouse, Keats, Keats North, Keats West, Knob, Little Zone, Lotto, Lotto North, Max Millions, Pocket Pond, Road, Rocket, Trans-Canada Highway (TCH), Whiskey Pocket, and Zone 36. These prospects are located either along the AFZ or along the JBPFZ (Figure 12; Figure 13).

5.7.2	Keats

The Keats prospect is located at the north end of the AFZ in QWN, along the Keats-Baseline Fault Zone, approximately 0.4 km southeast of the Cokes prospect and 9.6 km southwest of the 798 prospect (Figure 12; Figure 13).

In August 2020, as follow-up to the 2019 drill program, NFG began incrementally stepping-out with diamond drilling from NFGC-19-01 identifying a brittle fault zone known as the “Keats-Baseline” that has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. This brittle fault zone lies to the east of the AFZ and runs slightly oblique to it. This fault forms an extensive damage zone that is discordant to the stratigraphy, which has a northeast strike and a steep dip; it controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character (Figure 14).

Gold mineralization is characterized by the presence of quartz-carbonate veins with vuggy, stylolitic and/or brecciated textures which often contain trace amounts of arsenopyrite, chalcopyrite, boulangerite or pyrite, and which are associated with a NH4 muscovite alteration (Figure 15).

Three hundred eighty-five HQ-size diamond drillholes have been drilled at Keats by NFG from 2019 to the Effective Date of the Technical Report. The 385 holes totalled 114,065 m in length (

Table 8; Table 9). Drillhole collar locations for the Keats prospect are shown on Figure 14. As of the Effective Date of the Technical Report (24 January 2023), 93,106 core samples from Keats have been assayed.

The QP’s review of the gold analytical results for the 93,106 samples assayed shows:

●	89,465 analytical results (96.09%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.07 ppm Au,
●	3,541 analytical results (3.80%) were between 1 and 97.71 ppm Au, with an average of 5.53 ppm Au,
●	81 analytical results (0.09%) were between 100.69 and 483.85 ppm Au, with an average of 217.06 ppm Au, and
●	19 analytical results (0.02%) were between 516 and 2,197.25 ppm Au, with an average of 875.93 ppm Au.

Significant drill intercepts, as reported by NFG between 2019 and 2022, are presented in Table 10. These intercepts occur within the Keats Main Zone which is gold mineralization hosted by the Keats-Baseline Fault Zone (Figure 14; Figure 16).

NFGC-22-704
6.64 g/t Au / 24.00m
515
NFGC-22-515
43.90 g/t Au / 3.85m
OPEN
KEATS WEST
NFGC-22-686
10.4 g/t Au / 10.50m
NFGC-22-960
42.6 g/t Au / 32.00m
NFGC-22-813
2.13 g/t Au / 14.10m
OPEN
KEATS NORTH
NFGC-22-538
275 g/t Au / 2.15m
NFGC-22-586
40.6 g/t Au / 2.00m
NFGC-22-728
117 g/t Au / 2.00m
BLACK SHALE
APPLETON FAULT ZONE
NFGC-22-811
2.22 g/t Au / 4.30m
1.50 g/t Au / 2.80m
2.01 g/t Au / 3.75m
KEATS-BASELINE FAULT
COKES
NFGC-21-157
3.61 g/t Au / 14.85m
1.69 g/t Au / 13.15m
2.04 g/t Au / 4.50m
NFGC-22-593
9.12 g/t Au / 8.20m
42.6 g/t Au / 11.75m
NFGC-19-01
75.2 g/t Au / 23.5m
NFGC-21-154
1.40 g/t Au / 6.55m
2.60 g/t Au / 7.65m
NFGC-21-137
190 g/t Au / 9.90m
4.13 g/t Au / 5.00m
GREYWACKE
NFGC-21-272
20.1 g/t Au / 7.00m
KEATS
NFGC-21-118
61.8 g/t Au / 13.65m
NFGC-21-251
137.5 g/t Au 2.00m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
421
NFGC-22-600
2.81 g/t Au / 12.35m
NFGC-22-845
4.59 g/t Au / 14.90m
KEATS MAIN SOUTH EXT.
NFGC-22-550
45.1 g/t Au / 2.25m
SHALE
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20m
KEAST - KEATS N PLAN MAP
Deformation Zone
Au Vein Surface Intersection
Greywacke
Shale
NFGC Collar with Assays Received by Effective Date
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
KEATS
QUEENSWAY NORTH
NEWFOUND GOLD CORP
0
100
200m

Figure 14. Plan view of the Keats, Keats North, Keats West and Cokes prospects with assays above 0.5 ppm Au projected to surface (Source: NFG)

A variety of fault and vein orientations have been encountered within and surrounding the Keats-Baseline fault, forming a complex network of high-grade vein splays bifurcating from the Keats-Baseline Fault Zone and the AFZ and producing several high-grade domains that plunge in varying orientations. Two vein orientations dominate, with the most prominent orientation being approximately parallel to the orientation of the Keats-Baseline Fault Zone.

The “Keats Main” vein is an example of a vein with this orientation; it has been defined over a strike length of approximately 520 m and a depth of approximately 200 m, with a true width that ranges from less than 1 m to approximately 4 m (Figure 17 and Figure 18). The Keats Main vein occurs within the Keats-Baseline fault and is accompanied by a complex array of high-grade gold veins of varying widths and orientations.

The second common vein orientation at Keats is a westerly dip of approximately 55°. An example of a vein with this orientation is the Equinox vein which trends adjacent to the Keats Main vein and has been defined over a similar length (Figure 18). A thickened domain of high-grade gold mineralization with demonstrated continuity that plunges to the southwest at approximately 30° and has been defined over a length of 660 m (Figure 14 and Figure 16). This lens of very high-grade gold mineralization occurs within a dilational segment of the Keats-Baseline Fault Zone and where the Keats Main vein intersects the Equinox vein (Figure 18).

New drilling in this zone shows that the control on mineralization associated with this shoot terminates at the solstice cross-fault, the structural relationship of which, is different than that of the high-grade pipe at the intersection between the Keats Main vein and Equinox vein.

Figure 15. Core photographs from NFGC-19-01: visible gold in A, C and D; vuggy quartz texture in B

(Source: New Found)

Cross-cutting the Keats Main zone and forming important constituents of the Keats-Baseline fault network are several conjugate brittle faults that are gold-rich and that create lenses of high-grade gold mineralization. Examples of such structures are the Umbra, Penumbra, Solstice, Eclipse, and 421 zones in Figure 17 and Figure 18. It is important to note that both the Umbra and Penumbra structures strike north-south and can be traced through the Keats North prospect and play an important role in concentrating gold at Keats North and the northeast end of the Keats Main zone.

At the southern extension of the Keats Main zone (Keats Main South) the Company continues to intersect high-grade gold mineralization as highlighted by intercepts of 25.31 ppm Au over 2.45 m and 72.7 ppm Au over 2.20 m in NFGC-22-774 and 4.59 ppm Au over 14.90 m in NFGC-22-845. The high-grade gold associated with the Keats-Baseline Fault Zone, has now been traced over a strike length of 1.1 km and down to a vertical depth of 400 m.

Drilling is ongoing at the Keats prospect, with the aim of expanding the Keats Main zone both along strike to the south, where it is interpreted to interact with AFZ, and along strike to the east-northeast where it is underexplored.

Significant drill intercepts, as reported by NFG, are presented in Table 10.

Table 10. Summary of selected relevant drillhole assay results for the Keats Main prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

A) Selected 2019 assay intervals for the Keats Main prospect

		From	To	Length	Au	True
Drillhole ID	Intercept	(m)	(m)	(m)	(ppm)	Width (%)
NFGC-19-01		83	85	2	1.27	70-95
NFGC-19-01		95	118.5	23.5	75.21	70-95
NFGC-19-01	Including	105	110	5	340.35	70-95
NFGC-19-01	Including	110.5	111	0.5	15.65	70-95
NFGC-19-01	Including	114	115	1	13.7	70-95
NFGC-19-01		177.5	180	2.5	3.38	70-95

B) Selected 2020 assay intervals for the Keats Main prospect

		From	To	Length	Au	True
Drillhole ID	Intercept	(m)	(m)	(m)	(ppm)	Width (%)
NFGC-20-23		93.65	110.7	17.05	49.19	70-95
NFGC-20-23	Including	93.65	94	0.35	1120	70-95
NFGC-20-23	Including	101.8	104.4	2.6	140.85	70-95
NFGC-20-23	Including	107	108.2	1.2	41.21	70-95
NFGC-20-23		114.7	117.3	2.6	1.11	70-95
NFGC-20-23		118.85	123.4	4.55	15.24	70-95
NFGC-20-23	Including	121.45	122.4	0.95	66.99	70-95

NFGC-20-41		11.65	22.05	10.4	22.52	40-80
NFGC-20-41	Including	12.95	14.05	1.1	143.1	40-80
NFGC-20-41	Including	15.85	16.65	0.8	72.3	40-80
NFGC-20-41		32	35.5	3.5	1.37	40-80
NFGC-20-41		45	55.6	10.6	40.37	40-80
NFGC-20-41	Including	49.3	50	0.7	93.7	40-80
NFGC-20-41	Including	50.4	51.2	0.8	68.79	40-80

NFGC-20-41	Including	53.45	54.75	1.3	226.93	70-95
NFGC-20-41		57.8	60.9	3.1	21.94	70-95
NFGC-20-41	Including	59.75	60.5	0.75	88.19	70-95

NFGC-20-59		38.65	45.65	7	87.32	40-80
NFGC-20-59	Including	38.65	40.55	1.9	316.73	40-80
NFGC-20-59		60.55	64.8	4.25	1.1	40-80
NFGC-20-59		67.55	69.6	2.05	1	40-80
NFGC-20-59		71.75	89.45	17.7	124.44	40-80
NFGC-20-59	Including	71.75	73.3	1.55	186.52	40-80
NFGC-20-59	Including	77.25	78.15	0.9	38.6	40-80
NFGC-20-59	Including	78.6	80.1	1.5	49.88	40-80
NFGC-20-59	Including	81.15	83.15	2	557.35	40-80
NFGC-20-59	Including	87.75	89.05	1.3	505.57	40-80
NFGC-20-59		96.55	99.45	2.9	1.56	40-80

C) Selected 2021 assay intervals for the Keats Main prospect

		From	To	Length	Au	True
Drillhole ID	Intercept	(m)	(m)	(m)	(ppm)	Width (%)
NFGC-21-118		211.15	224.8	13.65	61.76	70-95
NFGC-21-118	Including	211.15	213.05	1.9	292.53	70-95
NFGC-21-118	Including	218.65	220.25	1.6	116.11	70-95
NFGC-21-118	Including	221.45	222.45	1	56.93	70-95
NFGC-21-118	Including	222.85	223.6	0.75	34.19	70-95
NFGC-21-118		255.35	258.45	3.1	1.93	70-95
NFGC-21-118		575.3	577.45	2.15	9.43	25-55
NFGC-21-118	Including	576.75	577.45	0.7	28.46	25-55

NFGC-21-137		68.8	78.7	9.9	190.22	30-80
NFGC-21-137	Including	71.5	74	2.5	667.17	30-80
NFGC-21-137	Including	74.35	74.9	0.55	201.39	30-80
NFGC-21-137	Including	77.4	78.3	0.9	108.74	30-80
NFGC-21-137		87.5	92.5	5	4.13	30-80
NFGC-21-137	Including	89	89.7	0.7	21.35	30-80
NFGC-21-137		114.4	117	2.6	1.11	30-80
NFGC-21-137		132	134	2	1.02	30-80
NFGC-21-137		135.8	138	2.2	3.39	30-80

C) Selected 2021 assay intervals, continued

		From	To	Length	Au	True
Drillhole ID	Intercept	(m)	(m)	(m)	(ppm)	Width (%)
NFGC-21-204		244.45	252.5	8.05	21.35	70-95
NFGC-21-204	Including	248.8	249.65	0.85	184.73	70-95
NFGC-21-204		254.9	257.35	2.45	1.31	70-95
NFGC-21-204		262	265.55	3.55	1.53	70-95
NFGC-21-204		270.95	273.45	2.5	1.15	10-40
NFGC-21-204		277	281	4	1.14	10-40
NFGC-21-204		283.15	296	12.85	14.92	10-40
NFGC-21-204	Including	284.1	285	0.9	134.96	10-40
NFGC-21-204	Including	289.15	290.8	1.65	25.25	10-40

NFGC-21-204	Including	291.8	292.65	0.85	12.05	10-40

NFGC-21-251		10.5	12.85	2.35	1.93	55-80
NFGC-21-251		174.5	178	3.5	1.03	55-80
NFGC-21-251		186	188	2	1.38	55-80
NFGC-21-251		206	210.25	4.25	3.74	55-80
NFGC-21-251		221.5	224	2.5	1.3	55-80
NFGC-21-251		227	229	2	137.49	55-80
NFGC-21-251	Including	227.8	228.65	0.85	322.52	55-80

NFGC-21-272		133.85	136.3	2.45	2.1	70-95
NFGC-21-272		152	159	7	20.07	70-95
NFGC-21-272	Including	153.8	154.75	0.95	138.71	70-95

D) Selected 2022 assay intervals for the Keats Main prospect

		From	To	Length	Au	True
Drillhole ID	Intercept	(m)	(m)	(m)	(ppm)	Width (%)
NFGC-22-550		444.45	446.7	2.25	45.05	65-95
NFGC-22-550	Including	444.45	445	0.55	181.5	65-95

NFGC-22-593		8.8	17	8.2	9.12	40-80
NFGC-22-593	Including	11.15	11.45	0.3	25.9	40-80
NFGC-22-593	Including	13.8	14.8	1	32.4	40-80
NFGC-22-593	Including	16.2	16.6	0.4	55.3	40-80
NFGC-22-593		20.5	32.25	11.75	42.59	40-80
NFGC-22-593	Including	20.5	21	0.5	111	40-80
NFGC-22-593	Including	21.9	22.2	0.3	338	40-80
NFGC-22-593	Including	22.9	23.3	0.4	733	40-80
NFGC-22-593	Including	29.6	30.1	0.5	25.8	40-80
NFGC-22-593	Including	31.35	32.25	0.9	21.8	40-80
NFGC-22-593		36.6	42.9	6.3	1.88	40-80

NFGC-22-600		430.25	432.25	2	1.05	65-95
NFGC-22-600		434	436	2	1.06	65-95

NFGC-22-600		437	439.7	2.7	2.83	65-95
NFGC-22-600	Including	438.4	439	0.6	10.15	65-95
NFGC-22-600		507	519.35	12.35	2.81	60-90

NFGC-22-774		79.4	81.7	2.3	1.05	70-95
NFGC-22-774		364	366.45	2.45	25.31	70-95
NFGC-22-774	Including	365	366	1	60.5	70-95
NFGC-22-774		379.8	382	2.2	72.66	70-95
NFGC-22-774	Including	379.8	380.35	0.55	290	70-95

NFGC-22-845		52.5	55	2.5	1.17	70-95
NFGC-22-845		115	129.9	14.9	4.59	20-40
NFGC-22-845	Including	120	121	1	26.17	20-40
NFGC-22-845	Including	129	129.9	0.9	11.5	20-40
NFGC-22-845		135	137.15	2.15	2.89	70-95
NFGC-22-845		143	145	2	2.05	70-95
NFGC-22-845		188	190	2	2.42	70-95

A
SW
A'
NE
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-22-703
1.02 g/t Au / 10.70m
NFGC-22-642
10.5 g/t Au / 2.45m
NFGC-22-774
25.3 g/t Au / 2.45m
72.7 g/t Au / 2.20 m
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-22-854
4.59 g/t Au / 14.9m
NFGC-21-204
21.4 g/t Au / 8.05m
14.9 g/t Au / 12.85m
NFGC-21-251
137 g/t Au / 2.00m
NFGC-19-01
75.2 g/t Au / 23.50m
NFGC-20-59
87.3 g/t Au / 7.00m
124 g/t Au / 17.70 m
NFGC-21-137
190 g/t Au / 9.90m
NFGC-22-538
275 g/t Au / 2.15m
OPEN
TCH-KEATS LONG SECTION MAP
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
6km

Figure 16. TCH, Keats and Keats North zones longitudinal section (Source: NFG)

Figure 17. Keats 3D plan view map, 75 m wide horizontal section with significant veins and showing the B-B’ cross-section trace used in Figure 18 (Source: NFG)

B
NW
B'
SE
BLACK SHALE
NFGC-19-01
75.21 g/t Au over 23.50m
APPLETON FAULT ZONE
KEATS BASELINE FAULT ZONE
Keats Main
Umbra
Equinox
Penumbra
SHALE
GREYWACKE
GREYWACKE
NFGC-21-131
NFGC-21-129
NFGC-21-52
NFGC-21-34
NFGC-21-77
NFGC-21-439
KEATS CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
0
50
100m
-100
-200
-300
0
100
200
300
400
500
600

Figure 18. Keats cross section, looking northwest, +/- 10 m (Source: NFG)

C
C'
NW
SE
NFGC-22-623B
NFGC-22-564
NFGC-22-600
NFGC-22-550
NFGC-22-611
NFGC-22-591
NFGC-22-560
APPLETON FAULT ZONE
KEATS BASELINE FAULT ZONE
GREYWACKE
SHALE
BLACK SHALE
NFGC-22-550
45.1 g/t Au / 2.25m
NFGC-22-600
1.05 g/t Au / 2.00m
2.83 g/t / 2.70m
NFGC-22-600
2.81 g/t Au / 12.25m
KEATS MAIN SOUTH EXT. CROSS-SECTION
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Associated Vein
Greywacke
Shale
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
+10.0
NEWFOUND GOLD CORP
0
100
200m

Figure 19. Keats cross section, looking northwest, +/- 12.5 m (Source: NFG)

5.7.3	Keats North

In QWN, immediately north of Keats and east of the AFZ is Keats North where an extensive array of brittle faults host to high-grade gold have been discovered via reconnaissance grid drilling and has now been traced over an area

150 m wide x 630 m in strike. One hundred and three HQ-size diamond drillholes have been drilled at Keats North by NFG from 2021 to the Effective Date of the Technical Report. The 103 holes totalled 27,173 m in length (Table 9; Table 10). Drillhole collar locations for the Keats North prospect are shown in v. As of the Effective Date of the Technical Report (24 January 2023), 18,783 core samples from Keats North have been assayed.

The QP’s review of the gold analytical results for the 18,783 samples assayed shows:

•	18,319 analytical results (97.53%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.06 ppm Au,
•	457 analytical results (2.43%) were between 1 and 65.60 ppm Au, with an average of 4.11 ppm Au, and
•	7 analytical results (0.04%) were between 105.50 and 738 ppm Au, with an average of 252.22 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 11.

Table 11. Summary of selected relevant drillhole assay results for the

Keats North prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-22-515		197.95	200.30	2.35	8.43	70-95
NFGC-22-515	Including	199.25	199.75	0.50	38.90	70-95
NFGC-22-515		209.00	212.85	3.85	43.93	5-30
NFGC-22-515	Including	209.00	210.65	1.65	75.97	5-30
NFGC-22-515	Including	211.35	212.35	1.00	43.10	5-30

NFGC-22-538		32.45	34.60	2.15	275.04	50-80
NFGC-22-538	Including	33.10	33.90	0.80	738.00	50-80

NFGC-22-586		48.00	50.00	2.00	40.59	25-55
NFGC-22-586	Including	49.45	50.00	0.55	147.50	25-55

NFGC-22-728		249.20	251.20	2.00	116.93	25-55
NFGC-22-728	Including	250.15	250.80	0.65	358.07	25-55

These significant intervals along with many others occur largely within and around the Umbra, Penumbra, and Enigma structures, however, others fall outside into new structural splays; these zones remain open (Figure 14; Figure 16; Figure 17). A combination of systematic and targeted drilling is being used to test this area and expand on several gold domains identified to date with a focus on the top 200 m of vertical depth.

Keats West

In QWN, adjacent to Keats and across the AFZ to the west is the Keats West prospect. NFG in May 2022 identified significant mineralization in the Keats West prospect area with the intercepts of 8.70 g/t Au over 6.75m in NFGC-22-533 and 10.4 g/t Au over 10.5 m in NFGC-22-686 that were designed to test for mineralization in the footwall of the AFZ and the concept that perhaps the Penumbra vein crosscut the AFZ from the Keats North prospect.

This Keats West prospect became an area of focus to NFG, and subsequent exploration discovered a new high-grade gold bearing structure. Eighty-eight HQ-size diamond drillholes have been drilled at Keats West by NFG from 2021 to the Effective Date of the Technical Report. The 88 holes totalled 19,947 m in length (Table 9; Table 10). As of the Effective Date of the Technical Report (24 January 2023), 8,865core samples from Keats West have been assayed.

The QP’s review of the gold analytical results for the 8,865 samples assayed shows:

•	8,380 analytical results (94.53%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.06 ppm Au,
•	477 analytical results (5.38%) were between 1 and 90.50 ppm Au, with an average of 4.57 ppm Au, and
•	8 analytical results (0.09%) were between 100.50 and 468 ppm Au, with an average of 257.12 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 12. These intercepts all occur near surface and are hosted by the Keats West structure and demonstrate good continuity and the robustness of this gold system.

The Keats West structure is interpreted to be a thrust fault that dips gently to the south-southwest and hosts both low and high-grade gold mineralization over a considerable thickness with cumulative widths ranging from 10-30 m. This fault zone occurs on the west side of the AFZ, is hosted by an interbedded sequence of black siltstone, siltstone, and greywacke, and contains a series of stacked veins that contain the gold mineralization.

The mineralization style is epizonal and typical of the other gold prospects found along this segment of the AFZ. Drilling initially focused within a panel of the structure where gold mineralization has been intersected over an area of 280 m x 130 m and ongoing drilling is designed to extend this zone along strike to the west and down-dip (Figure 14; Figure 20; Figure 21).

Table 12. Summary of selected relevant drillhole assay results for the Keats West prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-22-686		100.50	111.00	10.50	10.36	70-95
NFGC-22-686	Including	101.30	102.55	1.25	43.84	70-95
NFGC-22-686	Including	103.05	103.45	0.40	88.20	70-95

NFGC-22-784		13.40	37.40	24.00	6.68	70-95
NFGC-22-784	Including	18.95	20.45	1.50	37.43	70-95
NFGC-22-784	Including	20.85	21.55	0.70	14.90	70-95
NFGC-22-784	Including	26.00	27.50	1.50	24.70	70-95
NFGC-22-784	Including	36.45	37.40	0.95	12.75	70-95

NFGC-22-960		25.35	35.25	9.90	2.08	55-85
NFGC-22-960		39.60	44.20	4.60	1.18	55-85
NFGC-22-960		49.90	55.15	5.25	2.14	55-85
NFGC-22-960		74.80	78.00	3.20	1.65	55-85
NFGC-22-960		145.00	177.00	32.00	42.64	55-85
NFGC-22-960	Including	151.35	152.30	0.95	14.05	55-85
NFGC-22-960	Including	156.65	157.55	0.90	86.60	55-85
NFGC-22-960	Including	159.40	161.30	1.90	24.06	55-85
NFGC-22-960	Including	162.05	162.95	0.90	29.68	55-85
NFGC-22-960	Including	163.75	164.35	0.60	24.50	55-85
NFGC-22-960	Including	165.70	167.00	1.30	16.26	55-85
NFGC-22-960	Including	170.50	173.10	2.60	121.57	55-85
NFGC-22-960	Including	173.70	177.00	3.30	241.54	55-85

Figure 20. Keats West inclined 3-D view with main veins (looking south; Source: NFG)

Figure 21. Keats West cross-section view (+/-12.5m, looking NW; Source: NFG)

5.7.4	Lotto

The Lotto prospect is located approximately 0.7 km north-northeast of Golden Joint in QWN (Figure 12; Figure 13; Figure 22).

The 2020 - 2022 NFG drilling (Figure 22) has targeted veins intersected in historic drilling and trenching in the Lotto prospect area. The initial holes that intersected the “Lotto Main” vein targeted the intersection of two vein orientations observed in a historic trench. Since this discovery, most of the exploration drilling has been focused on testing the Lotto Main vein which strikes north (N0°E), and dips steeply to the east at approximately 85°. It ranges in true width from less than 1 m to approximately 3.5 m. This vein occurs approximately 200 m east of the AFZ. (Figure 22; Figure 23; Figure 24).

One hundred six HQ-size diamond drillholes have been drilled at Lotto by NFG to the Effective Date of the Technical Report. The 106 holes totalled 28,369 m in length (Table 9; Table 10). As of the Effective Date of the Technical Report (24 January 2023), 25,154 core samples from Lotto have been assayed.

The QP’s review of the gold analytical results for the 25,154 samples assayed shows:

•	24,552 analytical results (97.61%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au,
•	579 analytical results (2.30%) were between 1 and 98.90 ppm Au, with an average of 5.27 ppm Au,
•	22 analytical results (0.09%) were between 107.50 and 442 ppm Au, with an average of 213.08 ppm Au, and
•	2 analytical results (0.01%) were above 740 ppm Au and consisted of 749.67 ppm Au and 1,332.55 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 13. The intercepts demonstrate good continuity of a high-grade lens that is interpreted to plunge steeply to the northeast and is likely controlled by the intersection of the Lotto Main vein with a thin bed of greywacke. More recent drilling has identified additional high-grade domains within the Lotto Main vein which could be attributed to a roll or dip-change that the vein takes.

The contained high-grade segment of the Lotto Main vein has been defined over a strike length of approximately 200 m and to a depth of 220 m, but the vein itself has been intersected up to 350 m vertical depth (Figure 22; Figure 23).

Ongoing exploration will target the deeper vein portions that are poorly tested as they remain open and little drilling has been completed expanding the Lotto Main vein to the south.

Table 13. Summary of selected relevant drillhole assay results for the Lotto prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-100		51.40	53.45	2.05	2.53	Unknown
NFGC-21-100		115.20	120.45	5.25	105.52	50-85
NFGC-21-100	Including	118.80	120.45	1.65	332.97	50-85

NFGC-21-201		196.65	199.25	2.60	19.08	65-85
NFGC-21-201	Including	197.25	198.85	1.60	30.17	65-85
NFGC-21-201		202.25	214.00	11.75	143.43	65-85
NFGC-21-201	Including	206.00	207.45	1.45	1151.66	65-85

NFGC-21-311		294.65	297.45	2.80	76.80	60-90
NFGC-21-311	Including	294.65	296.55	1.90	112.51	60-90

NFGC-22-673		79.60	82.35	2.75	1.38	15-45
NFGC-22-673		106.75	108.80	2.05	8.25	15-45
NFGC-22-673	Including	106.75	107.50	0.75	21.90	15-45
NFGC-22-673		206.15	210.00	3.85	151.87	25-55
NFGC-22-673	Including	206.15	208.90	2.75	211.71	25-55
NFGC-22-673		239.80	242.70	2.90	7.77	25-55
NFGC-22-673	Including	241.15	241.80	0.65	15.65	25-55

GOLDEN JOINT - LOTTO NORTH PLAN MAP
Deformation Zone
Au Vein Surface intersection
Greywacke
Shale
NFGC Collar with Assays Received by Effective Date
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
LOTTO
QUEENSWAY NORTH
NEWFOUND GOLD CORP
ZONE 36
NFGC-22-788
16.1 g/t Au / 5.30m
NFGC-22-717
22.2 g/t Au / 2.20m
NFGC-22-646
1.01 g/t Au / 2.60m
2.75 g/t Au / 2.00m
1.71 g/t Au / 2.20m
LOTTO NORTH
NFGC-22-690
37.4 g/t Au / 2.10m
NFGC-22-758
14.6 g/t Au / 2.95m
NFGC-22-646
4.72 g/t Au / 8.50m
1.43 gt/ Au / 4.60m
2.20 g/t Au / 3.70m
BLACK SHALE
NFGC-22-673
8.29 g/t Au / 2.05m
152 g/t Au / 3.85m
7.92 g/t Au / 2.90m
LOTTO
NFGC-22-552
77.9 g/t Au / 2.30m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-21-100
106 g/t Au / 5.25m
APPLETON FAULT ZONE
NFGC-22-552
77.9 g/t Au / 2.30m
GREYWACKE
NFGC-22-595
3.81 g/t Au / 2.05m
NFGC-21-201
19.1 g/t Au / 2.60m
143.4 g/t Au / 11.75m
NFGC-19-03
38.0 g/t Au / 2.60m
DOME
NFGC-22-633
1.21 g/t Au / 2.55m
3.38 g/t Au / 3.20m
1.18 g/t Au / 2.00m
NFGC-21-213
5.44 g/t Au / 5.50m
12.0 g/t Au / 2.15m
SHALE
GOLDEN JOINT
NFGC-21-181
19.3 g/t Au / 2.15m
5.55 g/t Au / 5.95m
NFGC-21-386
68.3 g/t Au / 4.35m
NFGC-21-213
1.63 g/t Au / 9.15m
NFGC-21-241
430.2 g/t Au / 5.25m
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
ROAD
NFGC-21-225
29.4 g/t Au / 4.70m
18.2 g/t Au / 2.35m
NFGC-20-70
35.4 g/t Au / 2.70m
9.06 g/t Au / 2.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
GOLDEN JOINT HW
0
100
200m

Figure 22. Plan view of Golden Joint  Lotto North zones with assays above 0.5 ppm Au projected to surface

(Source: NFG)

B
NW
B′
SE
NFGC-22-552
77.9 g/t Au / 2.30m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-201
19.1 g/t Au / 2.60m
143 g/t Au / 11.75m
NFGC-22-629
NFGC-22-618
NFGC-22-858
NFGC-22-870
NFGC-22-609
NFGC-22-597
NFGC-22-552
NFGC-22-556
NFGC-20-24
NFGC-21-96
NFGC-21-100
NFGC-21-224
NFGC-21-109
NFGC-21-243
NFGC-21-115
NFGC-21-266
NFGC-21-201
NFGC-21-205
NFGC-21-391
BLACK SHALE
APPLETON FAULT ZONE
GREYWACKE
SHALE
Lotto Main
LOTTO CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NEWFOUND GOLD CORP
0
50
100m
0
-100
-200
0
100
200
300
400
500

Figure 23. Lotto cross-section, looking northeast, +/- 20 m (Source: NFG)

5.7.5	Lotto North

The Lotto North prospect is adjacent (north) to the Lotto prospect in QWN on the east side of the AFZ (Figure 22). Systematic grid drilling testing along the eastern side of the AFZ north of Lotto identified this new gold bearing structural zone in November 2022.

Seventy HQ-size diamond drillholes have been drilled at Lotto North by NFG in 2022, and 6 additional in 2023 as of the Effective Date of the Technical Report. The 76 holes totalled 19,852 m in length (Table 9; Table 10).

As of the Effective Date of the Technical Report (24 January 2023), 5,913 core samples from Lotto North have been assayed.

The QP’s review of the gold analytical results for the 5,913 samples assayed shows:

•	5,733 analytical results (96.96%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.04 ppm Au,
•	178 analytical results (3.01%) were between 1 and 74.20 ppm Au, with an average of 5.50 ppm Au, and
•	2 analytical results (0.03%) were above 100 ppm Au and consisted of 109 and 225 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 14. At Lotto North, gold mineralization is hosted within a series of AFZ-typical epizonal-style veins contained within a north-south striking brittle fault zone immediately north of the Lotto prospect. Gold mineralization contained within this structure has been traced over a strike length of 340 m and to a vertical depth of 180 m; it remains open in all directions and is likely the same structure that hosts the Lotto Main vein but has been offset by late faulting in this region.

When combined with the Lotto Main Zone, these high-grade gold-bearing structures have been drill-defined over a total strike length of 630 m (Figure 13; Figure 22; Figure 24). Exploration is ongoing to expand on this new discovery and is currently focussed from surface to 200 m vertical depth.

Table 14. Summary of selected relevant drillhole assay results for the Lotto North prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-22-646		71.80	80.30	8.50	4.72	20-80
NFGC-22-646	Including	71.80	72.55	0.75	38.50	20-80
NFGC-22-646		86.00	88.00	2.00	1.90	20-50
NFGC-22-646		113.45	116.55	3.10	1.37	20-50
NFGC-22-646		126.30	130.90	4.60	1.43	20-50
NFGC-22-646		146.70	149.90	3.20	3.88	20-50
NFGC-22-646		157.00	160.70	3.70	2.24	20-50
NFGC-22-646		172.60	174.60	2.00	1.45	20-50
NFGC-22-646		292.00	294.60	2.60	1.01	Unknown
NFGC-22-646		301.40	303.40	2.00	2.75	Unknown
NFGC-22-646		326.80	329.00	2.20	1.71	Unknown

NFGC-22-690		69.45	71.55	2.10	37.36	40-90
NFGC-22-690	Including	70.15	70.85	0.70	109.00	40-90
NFGC-22-690		121.55	123.85	2.30	6.15	40-70
NFGC-22-690	Including	123.25	123.85	0.60	15.95	40-70
NFGC-22-690		157.90	160.00	2.10	5.51	60-90
NFGC-22-690	Including	158.80	159.60	0.80	10.75	60-90

NFGC-22-717		49.80	52.00	2.20	22.18	25-55
NFGC-22-717	Including	49.80	50.80	1.00	48.74	25-55

NFGC-22-758		155.65	158.60	2.95	14.58	25-55
NFGC-22-758	Including	157.85	158.60	0.75	53.70	25-55
NFGC-22-758		174.90	177.20	2.30	1.10	60-90

NFGC-22-788		54.00	56.00	2.00	2.14	35-80
NFGC-22-788		120.70	126.00	5.30	16.12	35-80
NFGC-22-788	Including	122.00	123.55	1.55	49.63	35-80

NFGC-22-766
50.3 g/t Au / 2.45m
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-241
430 g/t Au / 5.25m
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60
NFGC-20-66
1.76 g/t Au / 8.95m
NFGC-19-03
38.0 g/t Au / 2.60m
NFGC-22-673
152 g/t Au / 3.85m
NFGC-21-201
19.1 g/t Au / 2.60m
143 g/t Au / 11.75m
NFGC-21-100
106 g/t Au / 5.25m
NFGC-21-311
76.8 g/t Au / 2.80m
NFGC-22-646
4.72 g/t Au / 8.50m
NFGC-22-788
16.1 g/t Au / 5.30m
A
SW
A'
NE
OPEN
OPEN
OPEN
GOLDEN JOINT - DOME - LOTTO LONG SECTION MAP
KNOB
ROCKET
TCH
KEATS SOUTH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO
LOTTO NORTH
700m
6km

Figure 24. Longitudinal section through the Golden Joint, Dome, Lotto, and Lotto North prospects, vertically oriented, looking northwest (Source: NFG)

5.7.6	Golden Joint

In April 2021, NFG moved a drill into the region between Lotto and Keats along the AFZ in QWN, 0.4 km south-southwest of Dome to target a fault intersection and a vein array identified in historic trenching. The initial hole, NFGC-21-171, intersected several brittle fault zones, including the zones that have become known as “Golden Joint Hanging Wall (HW)” and “Golden Joint Main” which graded 10.12 ppm Au over 4.85 m, including 41.26 ppm Au over 1.00 m (Figure 22, Figure 24).

Subsequent drilling confirmed that mineralization at Golden Joint occurs in two structural settings: in the immediate footwall to the AFZ, and in a more distal setting that is spatially associated with a thick, greywacke unit that has a northeast strike. The first of these is Golden Joint, the second is Golden Joint HW. The Golden Joint Main vein is a massive quartz vein with stylolitic and brecciated textures that lies in the footwall shales adjacent to the AFZ. It strikes approximately north (N5°E) and dips steeply to the west at 82° (Figure 22 and Figure 25).

This vein is associated with a brittle fault zone and other vein arrays whose orientations and geometries are currently being interpreted. It’s true width typically ranges from less than 1 m to 5 m; however, its character can change along strike to zones of brecciation and quartz veinlets. Drilling to date indicates that there is a steeply plunging high-grade domain that is 225 m x 275 m in area, although the host vein has been intersected much deeper; the current interpretation is that this zone of significant high-grade gold occurs at the intersection between the AFZ and the Golden Joint Main vein. 3D modelling also suggests that substantial gold enrichment also occurs where the Golden Joint Main vein intersects other veins.

Ninety-six HQ-size diamond drillholes have been drilled at Golden Joint by NFG from 2021 to the Effective Date of the Technical Report. The 96 holes totalled 29,686 m in length (Table 9; Table 10). Drillhole collar locations for the Golden Joint prospect are shown in Figure 22.

B
NW
B'
SE
NFGC-21-255
NFGC-22-723
NFGC-22-650
NFGC-22-716
NFGC-21-171
NFGC-21-181
NFGC-21-187
NFGC-21-462
NFGC-21-326
NFGC-21-401
NFGC-21-386
NFGC-21-414
NFGC-21-181
18.0 g/t Au / 2.00m
NFGC-21-181
5.55 g/t Au / 5.95m
NFGC-21-187
4.96 g/t Au / 6.20m
5.37 g/t Au / 2.00m
APPLETON FAULT ZONE
BLACK SHALE
GOLDEN JOINT HW
SHALE
NFGC-21-462
40.4 g/t Au / 4.95m
118 g/t Au / 6.60m
NFGC-21-401
85.8 g/t Au / 3.85m
NFGC-21-386
68.3 g/t Au / 4.35m
SHEAR ZONE
GOLDEN JOINT
GREYWACKE
GJ CROSS SECTION MAP
Drill Holes
NFGC Collar with Assays Received by Effective Date
Shear Zone
Au Vein
Greywacke
Shale
Mafic Dyke
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
B
B'
0
50
100 m
NEWFOUND GOLD CORP
0
-100
-200
-300
-400
0
100
200
300
400
500
600
700

Figure 25. Cross-section through Golden Joint and Golden Joint HW, looking northwest, +/- 10 m (Source: NFG)

The Golden Joint HW zone occurs within a thick bed of greywacke and along the margins of this bed. Mineralization tends to be characterized by stockwork veining that generally trends in an east-northeast orientation and dips moderately to the southeast (Figure 22; Figure 25).

Significant drill intercepts at the Golden Joint Main zone, as reported by NFG, are presented in Table 15A. The Golden Joint Main vein is drill-defined over a strike length of 225 m and to a depth of 385 m (Figure 22, Figure 24; Figure 25). Significant drill intercepts at the Golden Joint HW, as reported by NFG, are presented in Table 15B.

The Golden Joint HW zone is drill-defined over a strike length of 185 m and to a depth of at least 150 m.

Drilling is ongoing at Golden Joint utilizing a barge-mounted drill to access the top 100m vertical of the Golden Joint Main vein that resides under North Hermans Pond.

Table 15. Summary of selected relevant drillhole assay results for the Golden Joint and Golden Joint HW prospects. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

A) Select assay intervals for the Golden Joint prospect.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-213		303.00	308.50	5.50	5.44	35-65
NFGC-21-213	Including	303.00	303.65	0.65	30.65	35-65
NFGC-21-213		336.85	339.00	2.15	11.97	35-65
NFGC-21-213	Including	336.85	337.70	0.85	30.20	35-65

NFGC-21-386		424.75	429.1	4.35	68.27	35-65
NFGC-21-386	Including	426.6	427.5	0.9	320.65	35-65

NFGC-21-401		438.95	445.00	6.05	2.91	25-55
NFGC-21-401	Including	438.95	439.80	0.85	14.45	25-55
NFGC-21-401		450.15	454.00	3.85	85.77	25-55
NFGC-21-401	Including	450.15	450.70	0.55	594.00	25-55

NFGC-21-462		325.75	330.70	4.95	40.36	40-70
NFGC-21-462	Including	326.30	327.25	0.95	182.50	40-70
NFGC-21-462	Including	328.10	328.45	0.35	37.90	40-70
NFGC-21-462		333.30	339.90	6.60	117.85	40-70
NFGC-21-462	Including	333.30	334.25	0.95	96.10	40-70
NFGC-21-462	Including	335.85	337.15	1.30	190.63	40-70
NFGC-21-462	Including	338.00	339.90	1.90	228.03	40-70

NFGC-21-241		123.65	126.20	2.55	1.12	25-75
NFGC-21-241		207.85	213.10	5.25	430.17	25-55
NFGC-21-241	Including	207.85	211.35	3.50	643.66	25-55

NFGC-21-181		245.65	251.60	5.95	5.55	50-80
NFGC-21-181	Including	251.00	251.60	0.60	44.30	50-80

B) Select assay intervals for the Golden Joint HW prospect.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-181		106.50	108.50	2.00	18.04	20-70
NFGC-21-181	Including	107.00	108.00	1.00	36.00	20-70
NFGC-21-181		183.50	185.65	2.15	19.28	10-60
NFGC-21-181	Including	183.50	184.30	0.80	51.40	10-60
NFGC-21-181		197.40	199.45	2.05	1.37	10-60
NFGC-21-181		218.85	220.90	2.05	1.38	10-60

NFGC-21-187		113.10	115.75	2.65	2.12	20-70
NFGC-21-187		117.00	119.65	2.65	1.06	20-70
NFGC-21-187		125.45	131.65	6.20	4.96	20-70
NFGC-21-187	Including	127.65	128.25	0.60	14.40	20-70
NFGC-21-187	Including	130.90	131.65	0.75	22.10	20-70
NFGC-21-187		272.50	274.50	2.00	5.37	30-60
NFGC-21-187	Including	273.00	273.65	0.65	15.85	30-60

NFGC-21-213		96.55	105.70	9.15	1.63	40-90
NFGC-21-213		127.30	130.00	2.70	2.25	40-90

NFGC-21-225		134.30	139.00	4.70	29.38	35-85
NFGC-21-225	Including	136.90	137.65	0.75	135.66	35-85
NFGC-21-225	Including	138.00	139.00	1.00	34.52	35-85
NFGC-21-225		143.85	146.20	2.35	18.16	35-85
NFGC-21-225	Including	143.85	144.85	1.00	42.55	35-85

NFGC-21-274		164.35	166.75	2.40	23.39	10-60
NFGC-21-274	Including	164.65	165.80	1.15	48.41	10-60

NFGC-21-462		184.50	186.95	2.45	4.64	30-80
NFGC-21-462	Including	186.00	186.95	0.95	11.70	30-80

5.7.7	Little – Powerline

In August 2020, NFG drilled six holes at the Little Zone target, west of the AFZ, 1 km northwest of the Keats prospect (Figure 13). The 6 holes totalled 769 m in length (

Table 8; Table 9).

As of the Effective Date of the Technical Report (24 January 2023), 795 core samples from Little Zone have been assayed.

The QP’s review of the gold analytical results for the 795 samples assayed shows:

●	773 analytical results (97.23%) were lower than 1 ppm Au, with a maximum of 0.91 ppm Au and an average of 0.038 ppm Au, and
●	22 analytical results (2.77%) were between 1 and 10.90 ppm Au, with an average of 3.57 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 16. These results demonstrate significant near-surface mineralization.

Table 16. Summary of selected relevant drillhole assay results for the Little Zone prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-20-11		22.30	29.50	7.20	1.26	10-70
NFGC-20-11		31.80	34.30	2.50	1.78	10-70
NFGC-20-11		36.10	38.50	2.40	2.44	10-70

NFGC-20-12		16.00	18.00	2.00	1.20	10-40
NFGC-20-12		21.00	26.50	5.50	4.04	10-40

In addition, NFGC-20-14 returned two intercepts of high-grade silver mineralization of 253.8 ppm Ag over 2.0 m and 94.9 ppm Ag over 1.0 m. The true widths of these high-grade silver intervals have not yet been determined. This is the first instance of high-grade silver being identified on the Queensway property. This high-grade silver mineralization lies adjacent to the gold-bearing faults and veins in the Little-Powerline zone. Further geological investigation is ongoing to determine the significance of these intervals and to develop a follow-up plan for additional drilling.

5.7.8	Knob

In February–April 2021, NFG drilled 16 HQ-size diamond drillholes at the Knob target, along the AFZ in QWN, adjacent to the Golden Bullet prospect (Figure 26). In 2022, 15 additional holes were drilled. The 31 holes totalled 6,301 m in length (

Table 8; Table 9).

As of the Effective Date of the Technical Report (24 January 2023), 2,564 core samples from Knob have been assayed.

The QP’s review of the gold analytical results for the 2,564 samples assayed shows:

•	2,533 analytical results (98.79%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au, and
•	31 analytical results (1.21%) were between 1 and 22.10 ppm Au, with an average of 3.47 ppm Au.

NFGC-22-845
5.40 g/t Au / 12.30m
KEATS
MAIN S EXT.
NFGC-22-774
25.3 g/t Au / 2.45m
TCW
NFGC-22-642
10.5 g/t Au / 2.45m
NFGC-22-863
79.6 g/t Au / 2.00m
NFGC-22-885
7.06 g/t Au / 2.20m
SHALE
TCH
NFGC-22-703
1.02 g/t Au / 10.70m
BLACK
SHALE
APPLETON FAULT ZONE
BULLET
ROCKET
KNOB
QUARRY
KNOB – KEATS MAIN S PLAN MAP
Deformation Zone
Au Vein
Surface Intersection
Greywacke
Shale
NFGC Collar
with Assay Received
by Effective Date
Au Grade (g/t)
0.5 – 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
NFGC-22-704
12.6 g/t Au / 4.45m
QUEENSWAY
NORTH
KNOB
KEATS
NFGC-21-142
5.12 g/t Au / 5.00m
NEWFOUND
GOLD CORP
NFGC-21-159
2.91 g/t Au / 2.45m
6.42 g/t Au / 2.75m
GREYWACKE
0
100
200 m

Figure 26. Plan view of the Keats - TCH - Rocket - Golden Bullet - Knob prospects with assays above 0.5 ppm Au projected to surface (Source: NFG)

Significant drill intercepts, as reported by NFG, are presented in Table 17.

Mineralization at Knob is hosted by a thick sequence of greywacke, several vein orientations are present, however the overall trend of the gold mineralized domain is east-west and moderately south-dipping. The network of veining is within the greywacke and along the siltstone-greywacke contact, like the Golden Joint HW zone. Limited drilling has been completed due to access issues and other drilling priorities. No immediate follow-up work is scheduled at this time and is pending suitable access.

Table 17. Summary of selected relevant drillhole assay results for the Knob prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-142		81.00	86.00	5.00	5.12	10-40
NFGC-21-142	Including	81.00	81.85	0.85	22.10	10-40

NFGC-21-159		42.85	45.30	2.45	2.91	10-40
NFGC-21-159		54.00	56.75	2.75	6.42	10-40
NFGC-21-159	Including	55.00	56.00	1.00	17.55	10-40

5.7.9	Rocket

In 2022, NFG drilled 23 holes at the Rocket target, along the AFZ in QWN adjacent to Golden Bullet, 2.2 km southwest of the Keats prospect (Figure 13; Figure 26). The holes totalled 4,249 m in length (

Table 8; Table 9). As of the Effective Date of the Technical Report (24 January 2023), 3,065 core samples from Rocket have been assayed.

The QP’s review of the gold analytical results for the 3,065 samples assayed shows:

●	3,057 analytical results (99.74%) were lower than 1 ppm Au, with a maximum of 0.91 ppm Au and an average of 0.01ppm Au, and
●	5 analytical results (0.16%) were between 1 and 118.50 ppm Au, with an average of 16.92 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 18.

Table 18. Summary of selected relevant drillhole assay results for the Rocket prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-22-704		65.00	67.00	2.00	1.02	60-90
NFGC-22-704		86.60	91.05	4.45	12.63	60-90
NFGC-22-704	Including	88.00	88.45	0.45	118.50	60-90

5.7.10	Trans-Canada Highway

The Trans-Canada Highway (TCH) prospect is located between Cokes and Knob (Figure 13; Figure 26). NFG initiated drilling at TCH in 2020 and forty-six HQ-size diamond drillholes have been drilled at TCH as of the Effective Date of the Technical Report. The 46 holes totalled 13,922 m in length (

Table 8; Table 9). As of the Effective Date of the Technical Report (24 January 2023), 12,927 core samples from TCH have been assayed.

The QP’s review of the gold analytical results for the 12,927 samples assayed shows:

●	12,804 analytical results (99.05%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.05 ppm Au,
●	122 analytical results (0.94%) were between 1 and 32.43 ppm Au, with an average of 2.54 ppm Au, and
●	1 analytical result (0.01%) was 226.46 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 19 and Figure 26.

At the TCH prospect, mineralization has been identified in structures located in both the hangingwall (TCW) and footwall (TCH) of the AFZ (Figure 26). Epizonal-style veining is associated with significant brittle faulting and silicification in the siltstones. Work is ongoing at TCW targeting Keats-Baseline oriented structures that may exist in the stratigraphy west of the AFZ.

Table 19. Summary of selected relevant drillhole assay results for the Trans-Canada Highway prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-22-642		243.00	245.00	2.00	1.01	25-55
NFGC-22-642		290.85	293.00	2.15	2.00	25-55
NFGC-22-642		303.45	305.90	2.45	10.45	25-55
NFGC-22-642	Including	303.80	304.35	0.55	14.46	25-55
NFGC-22-642	Including	305.40	305.90	0.50	32.43	25-55

NFGC-22-703		109.30	111.70	2.40	1.63	25-75
NFGC-22-703		131.00	133.00	2.00	1.63	25-75
NFGC-22-703		183.00	193.70	10.70	1.02	25-75

NFGC-22-863		307.00	309.40	2.40	3.38	10-40
NFGC-22-863		427.10	429.10	2.00	79.62	Unknown
NFGC-22-863	Including	427.10	427.80	0.70	226.46	Unknown

NFGC-22-885		278.60	280.80	2.20	7.06	70-95
NFGC-22-885	Including	279.50	280.20	0.70	22.01	70-95

5.7.11	Big Dave

Big Dave is located east of the AFZ in QWN, 4.5 km west of the 1744 prospect (Figure 13). Twenty-four HQ-size diamond drillholes were drilled at Big Dave by NFG in 2022 to test gold mineralization. The 24 holes totalled 7,791 m in length (

Table 8; Table 9; Figure 13). As of the Effective Date of the Technical Report (24 January 2023), 8,382 core samples from Big Dave have been assayed. The mineralization at Big Dave is hosted in the siltstones to the east of the AFZ and the main gold trend although irregular strikes approximately north-south and dips moderately west at 60°.

The QP’s review of the gold analytical results for the 8,382 samples assayed shows:

●	8342 analytical results (99.5%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.01 ppm Au, and
●	40 analytical results (0.5%) were between 1 and 10.75 ppm Au, with an average of 2.6 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 20.

Table 20. Summary of selected relevant drillhole assay results for the Big Dave prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-22-743		306.35	308.35	2.00	5.66	20-50
NFGC-22-743	Including	307.00	308.00	1.00	10.75	20-50

NFGC-22-757A		303.85	306.00	2.15	5.13	20-50
NFGC-22-757A		307.70	310.00	2.30	2.09	20-50

NFGC-22-814		206.00	208.25	2.25	2.51	20-50
NFGC-22-814		355.40	357.80	2.40	2.48	20-50

5.7.12	Dome

Between November 2019 and 2022, NFG drilled 17 holes at the Dome target, located on the east side of the AFZ in QWN between the Golden Joint and Lotto prospects, 3.4 km southwest of Big Dave (Figure 13; Figure 22). The 17 holes totalled 3,375 m in length (

Table 8; Table 9). As of the Effective Date of the Technical Report (24 January 2023), 3,772 core samples from Dome have been assayed. The QP’s review of the gold analytical results for the 3,772 samples assayed shows:

●	3720 analytical results (98.62%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.03 ppm Au,
●	50 analytical results (1.33%) were between 1 and 19.05 ppm Au, with an average of 3.13 ppm Au, and
●	2 analytical results (0.005%) were above 160ppm and consisted of 162.5 ppm Au and 206.95 ppm Au.

Table 21. Summary of selected relevant drillhole assay results for the Dome prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-19-03		20.40	23.00	2.60	38.04	70-95
NFGC-19-03	Including	20.90	21.50	0.60	162.50	70-95

NFGC-19-04		28.00	30.00	2.00	2.86	60-90

NFGC-20-66		103.75	106.30	2.55	1.64	70-95
NFGC-20-66		113.60	122.55	8.95	1.76	70-95

5.7.13	Cokes

In 2021, NFG drilled eleven holes at the Cokes target, along the west side of the AFZ and adjacent to the Keats zone in QWN (Figure 13; Figure 14). In 2022, 10 additional holes were drilled, and 2 in 2023 as of the Effective Date of the Technical Report (24 January 2023). The 23 drillholes at Cokes total 5,648 m (

Table 8; Table 9).

As of the Effective Date of the Technical Report (24 January 2023), 4,390 core samples from Cokes have been assayed.

The QP’s review of the gold analytical results for the 4,390 samples assayed shows:

●	4,265 analytical results (97.15%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au,
●	117 analytical results (2.67%) were between 1 and 4.46 ppm Au, with an average of 1.99 ppm Au, and
●	8 analytical results (0.18%) were between 5.04 and 24.23 ppm Au, with an average of 9.11 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 22.

Although not well constrained, recent 3D modelling work of the Cokes prospect suggests that the main mineralized trend identified to date is at the contact between a massive bed of greywacke and a domain of black siltstone that forms the northwest limb of an open gently southwest plunging syncline (Figure 14).

Table 22. Summary of selected relevant drillhole assay results for the Cokes prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-154		15.70	22.25	6.55	1.40	10-40
NFGC-21-154		27.00	34.65	7.65	2.60	10-40

NFGC-21-157		18.85	33.70	14.85	3.61	10-40
NFGC-21-157		55.20	68.35	13.15	1.69	10-40
NFGC-21-157		105.00	109.50	4.50	2.04	10-40

NFGC-22-811		33.20	37.50	4.30	2.22	70-95
NFGC-22-811		89.80	92.60	2.80	1.50	70-95
NFGC-22-811		115.30	119.05	3.75	2.01	70-95

5.7.14	Road

In December 2020, NFG drilled two holes at the Road target, located east of the AFZ and 450 m east of Golden Joint (Figure 13; Figure 22). In 2021 and 2022, NFG returned to follow-up on previous drill results, completing an additional 4 holes. The 6 holes totalled 1,532 m in length (

Table 8; Table 9).

As of the Effective Date of the Technical Report (24 January 2023), 1,477 core samples from Road have been assayed.

The QP’s review of the gold analytical results for the 1,477 samples assayed shows:

●	1,463 analytical results (99.05%) were lower than 1 ppm Au, with a maximum of 0.92 ppm Au and an average of 0.02 ppm Au,
●	11 analytical results (0.74%) were between 1 and 9.83 ppm Au, with an average of 3.10 ppm Au, and
●	3 analytical results (0.20%) were between 30.70 and 104.50 ppm Au, with an average of 56.30 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 23. The drill results suggest that gold is associated with a brittle fault that dips at 40° in the 255° direction; the quartz-carbonate veins associated with this fault have massive vuggy, stylolitic and brecciated textures, like other AFZ prospects.

Table 23. Summary of selected relevant drillhole assay results for the Road prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-20-71		23.50	26.20	2.70	35.36	50-95
NFGC-20-71	Including	23.50	24.10	0.60	104.50	50-95
NFGC-20-71	Including	25.40	26.20	0.80	33.70	50-95
NFGC-20-71		48.80	51.75	2.95	9.06	50-95
NFGC-20-71	Including	49.70	50.20	0.50	30.70	50-95
NFGC-20-71		113.40	115.40	2.00	1.03	50-95

5.7.15	Zone 36

From August to September 2021, NFG drilled five HQ-size diamond drillholes at the Zone 36 target, along the west side of the AFZ in QWN and 0.8 km north of Lotto (Figure 13, Figure 22). The 5 drillholes were 1,129 long in total. In 2022, 17 additional holes were drilled, for a total of 4,477 m (

Table 8; Table 9). As of the Effective Date of the Technical Report (24 January 2023), 1,245 core samples from Zone 36 have been assayed.

The QP’s review of the gold analytical results for the 1,245 samples assayed shows:

●	1,202 analytical results (96.55%) were lower than 1 ppm Au, with a maximum of 0.96 ppm Au and an average of 0.06 ppm Au, and
●	43 analytical results (3.45%) were between 1 and 7.63 ppm Au, with an average of 2.39 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 24. At Zone 36, two prominent veins exist with different orientations, a vein that dips 85° in the 232° direction and a second vein that dips 75° in the 195° direction.

Table 24. Summary of selected relevant drillhole assay results for the Zone 36 prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-320		12.00	14.00	2.00	1.02	30-60
NFGC-21-320		35.00	37.10	2.10	1.07	30-60
NFGC-21-320		72.00	74.15	2.15	2.89	30-60

NFGC-21-348		41.80	43.90	2.10	1.22	10-40
NFGC-21-348		56.00	58.05	2.05	2.26	10-40
NFGC-21-348		76.30	88.10	11.80	2.20	10-40

NFGC-21-352		40.50	46.40	5.90	1.54	35-65
NFGC-21-372		89.20	91.25	2.05	1.78	35-65

5.7.16	Max Millions

The Max Millions prospect is located west of the AFZ in QWN, adjacent to the Lotto prospect (Figure 13). This area is currently being targeted in response to the identification of a prominent truncation of a conductive unit (black siltstones) observed in the electromagnetic data and is interpreted to form a lineament having a similar orientation to the Keats-Baseline Fault.

In addition to this, low-grade gold mineralization exists in historic drilling in this area. Twenty HQ-size diamond drillholes have been drilled at Max Millions by NFG in 2022, and 7 additional in 2023 as of the Effective Date of the Technical Report. The 27 holes totalled 4,988 m in length (

Table 8; Table 9). A total of 4,068 core samples were collected at the Max Millions prospect and sent for assay.

As of the Effective Date of the Technical Report (24 January 2023), all assay results are still pending.

5.7.17	798

The 798 zone is located at the north end of the JBPFZ in QWN (Figure 13). Two HQ-size diamond drillholes were drilled at the 798 zone by NFG in 2021 to test gold mineralization. The two holes totalled 469 m in length (

Table 8; Table 9). A total of 127 core samples were collected at the 798 zone and sent for assay. As of the Effective Date of the Technical Report (24 January 2023), all assay results from the 798 zone have been received. The QP’s review of the gold analytical results for the 127 assays received shows that all analytical results were lower than 1 ppm Au, with a maximum of 0.297 ppm Au and an average of 0.01 ppm Au.

5.7.18	1744

The 1744 zone is located at the north end of the JBPFZ in QWN, 2.7 km north-northeast of the Pocket Pond zone and 7.9 km northeast of the Keats prospect (Figure 13; Figure 27). Following a two-hole program in 2019, NFG drilled an additional 23 holes in the 1744 area in 2021 to follow-up on the gold-in-till anomaly where one till sample contained 1,744 gold grains and several quartz float boulders had high gold grades. Eight additional holes were drilled in 2022. Thirty-three HQ-size diamond drillholes were drilled in total by NFG at the 1744 zone as of the Effective Date of the report, 10,907 m in length (

Table 8; Table 9).

Further work is needed to define mineralization, but preliminary interpretation suggest that gold may be hosted in two subparallel zones that dip steeply toward the northwest; these zones consist of discrete domains of brittle deformation associated with folding within a green siltstone unit. Gold is hosted in irregular massive to vuggy stylolitic veins with trace pyrite, chalcopyrite, arsenopyrite and boulangerite and has the same NH4 muscovite alteration signature seen elsewhere along the AFZ.

As of the Effective Date of the Technical Report (24 January 2023), 5,737 core samples from the 1744 prospect have been assayed. The QP’s review of the gold analytical results for the 5,737 samples assayed at the 1744 zone shows:

●	5,613 analytical results (97.8%) were lower than 1 ppm Au, with a maximum of 0.99 ppm Au and an average of 0.04 ppm Au,
●	121 analytical results (2.1%) were between 1 and 45 ppm Au, with an average of 4.01 ppm Au, and
●	3 analytical results (0.1%) were between 59.23 and 105.83 ppm Au, with an average of 77.75 ppm Au.

Significant drill intercepts, as reported by NFG, are presented in Table 25. The drilling has defined a zone of gold mineralization with a strike length of 255 m and a depth of at least 210 m (Figure 27; Figure 28).

Table 25. Summary of selected relevant drillhole assay results for the 1744 prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-180		32.00	34.05	2.05	31.88	20-50
NFGC-21-180	Including	33.10	34.05	0.95	68.20	20-50
NFGC-21-180		57.00	59.30	2.30	1.03	20-50
NFGC-21-180		61.00	63.90	2.90	1.17	20-50

NFGC-21-195		283.70	286.50	2.80	16.66	30-60
NFGC-21-195	Including	283.70	284.70	1.00	44.38	30-60

NFGC-21-202		145.85	147.90	2.05	17.10	30-60
NFGC-21-202	Including	145.85	147.60	1.75	19.97	30-60
NFGC-21-202		189.00	191.00	2.00	3.44	40-70
NFGC-21-202		193.30	196.00	2.70	1.36	40-70

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-207		44.30	47.00	2.70	3.16	unknown
NFGC-21-207		60.00	63.20	3.20	1.14	unknown
NFGC-21-207		63.55	66.00	2.45	19.66	unknown
NFGC-21-207	Including	65.55	66.00	0.45	105.82	unknown
NFGC-21-207		263.00	265.00	2.00	1.01	unknown

NFGC-21-452		229.75	231.80	2.05	1.07	unknown
NFGC-21-452		283.75	285.75	2.00	1.21	unknown
NFGC-21-452		321.45	325.60	4.15	2.70	unknown
NFGC-21-452		337.30	340.00	2.70	5.06	unknown
NFGC-21-452	Including	338.50	338.80	0.30	45.00	unknown
NFGC-21-452		372.30	374.45	2.15	4.30	unknown

NFGC-21-202
17.1 g/t Au / 2.05m
3.44 g/t Au / 2.00m
1.36 g/t Au / 2.70m
1744
NFGC-21-195
16.4 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
1.03 g/t Au / 2.30m
1.17 g/t Au / 2.90m
GLASS
H-POND
1744 PLAN MAP
Deformation Zone
Au Vein
Surface Intersection
Greywacke
Shale
Historical Collar
NFGC Collar with Assays
Received by Effective Date
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY
NORTH
1744
NEWFOUND
GOLD CORP
0
100
200m

Figure 27. Plan view of 1744 prospect with assays above 0.5 ppm Au projected to surface (Source: NFG)

A
SW
A'
NE
NFGC-21-207
19.7 g/t Au / 2.45m
NFGC-21-195
16.7 g/t Au / 2.80m
NFGC-21-180
31.9 g/t Au / 2.05m
NFGC-21-202
17.1 g/t Au / 2.05m
NFGC-19-05
3.91 g/t Au / 6.00m
NFGC-21-452
5.06 g/t Au / 2.70m
OPEN
OPEN
1744 LONG SECTION MAP
Drilled Area Au Intercept
Drilled Area No Significant Value
Overburden
POCKET POND
GLASS
1744
700m
5km

Figure 28. Longitudinal section through the 1744 and Glass prospects, vertically oriented, looking northwest (Source: NFG)

5.7.19	Pocket Pond

In May of 2021, NFG initiated a drill program following up on historic drilling and anomalous grab samples at the Pocket Pond prospect located 5.5 km east-northeast of the Keats zone on the JBPFZ in QWN (Figure 13: Figure 30). Forty-six HQ-size diamond drillholes were drilled at Pocket Pond by NFG in 2021 and three in 2022. The 49 holes totalled 11,351 m in length (

Table 8; Table 9).

As of the Effective Date of the Technical Report (24 January 2023), 5,712 core samples from Pocket Pond have been assayed.

The QP’s review of the gold analytical results for the 5,712 samples assayed shows:

●	5,599 analytical results (98.02%) were lower than 1 ppm Au, with a maximum of 0.98 ppm Au and an average of 0.05 ppm Au,
●	107 analytical results (1.87%) were between 1 and 18.46 ppm Au, with an average of 2.96 ppm Au, and
●	6 analytical results (0.11%) were between 21.80 and 88.70 ppm Au, with an average of 35.31 ppm Au.

Drilling has identified mineralization like that seen in the 1744 area, characteristic of the JBP structural trend of epizonal-style, with irregular stylolitic massive to vuggy veins that are spatially associated with brittle faulting and folding in a green siltstone unit (Figure 31). Continuity of grade has been difficult to establish; preliminary interpretation suggests that some of the Pocket Pond veins may dip steeply to the northwest.

Significant drill intercepts, as reported by NFG, are presented in Table 26. The drilling at Pocket Pond has defined a mineralized trend with a strike length of 160 m and a depth of at least 145 m (Figure 29: Figure 30).

Table 26. Summary of selected relevant drillhole assay results for the Pocket Pond prospect. Core intervals are apparent widths. Individual core intercepts of high-grade mineralization are denoted by the term, “Including”.

Drillhole ID	Intercept	From (m)	To (m)	Length (m)	Au (ppm)	True Width (%)
NFGC-21-230		87.00	89.00	2.00	8.92	unknown
NFGC-21-230	Including	87.30	87.90	0.60	29.34	unknown
NFGC-21-230		95.65	97.65	2.00	2.08	unknown

NFGC-21-304		81.95	84.60	2.65	21.67	unknown
NFGC-21-304	Including	82.40	83.00	0.60	88.70	unknown
NFGC-21-304		89.90	92.00	2.10	5.86	unknown
NFGC-21-304	Including	90.50	91.05	0.55	21.84	unknown
NFGC-21-304		93.10	96.35	3.25	6.04	unknown
NFGC-21-304	Including	93.10	93.85	0.75	23.49	unknown

NFGC-21-321		71.95	74.00	2.05	2.86	unknown
NFGC-21-321	Including	72.25	72.65	0.40	14.50	unknown
NFGC-21-321		96.20	100.55	4.35	5.69	unknown
NFGC-21-321	Including	96.20	97.00	0.80	26.70	unknown

NFGC-21-304
21.7 g/t Au / 2.65m
6.04 g/t Au / 3.25m
NFGC-21-321
5.69 g/t Au / 4.35m
NFGC-21-230
8.92 g/t Au / 2.00m
NFGC-21-245
7.26 g/t Au / 2.20m
NFGC-21-357
9.25 g/t Au / 2.05m
A
SW
A'
NE
OPEN
OPEN
POCKET POND LONG SECTION
POCKET POND
GLASS
1744
700m
5km

Figure 29. Pocket Pond Zone longitudinal section, vertically oriented, looking northwest (Source: NFG)

NFGC-21-321
2.86 g/t Au / 2.05m
5.69 g/t Au / 4.35m
NFGC-21-230
8.92 g/t Au / 2.00m
2.08 g/t Au / 2.00m
NFGC-21-304
21.7 g/t Au / 2.65m
5.86 g/t Au / 2.10m
6.04 g/t Au / 3.25m
POCKET POND PLAN MAP
Deformation Zone
Au Vein
Surface Intersection
Greywacke
Shale
Historical Collar
NFGC Collar with Assays
Received by Effective Date
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY
NORTH
POCKET POND
NEWFOUND
GOLD CORP
0
100
200m

Figure 30. Plan view of Pocket Pond zone with assays above 0.5 ppm Au projected to surface (Source: NFG)

Figure 31. Example of mineralization at Pocket Pond in NFGC-21-304 from 82 m down-hole depth (Source: NFG)

5.7.20	QWS Block Prospects

Drilling at QWS was initiated in 2022, with 7 prospects now drill tested as of 24 January 2023. A total of 7,255 m across 33 holes have been drilled at QWS in 2022, in its west-central portion (

Table 8).

The 7 drill-tested prospects at QWS include: Aztec, Bernards Pond, Devil’s Trench, Eastern Pond, Goose, Greenwood, and Paul’s Pond. Drillhole collar locations for the QWS drilled prospects are shown on Figure 32.

Core samples from the QWS block prospects have been shipped to the analytical laboratories for assay by NFG, and at the Effective Date of this technical report, the assay results are still pending.

(a)	Aztec Gold Prospect

The Aztec zone is located west of the AFZ in the west-central portion of QWS at the interpreted domain boundary of the Davidsville Group (Figure 32). Two HQ-size diamond drillholes were drilled at Aztec by NFG in 2022 to test gold mineralization. The two holes totalled 739 m in length (

Table 8; Table 9). A total of 836 core samples were collected at Aztec and sent for assay. Assay results are still pending.

Aztec is an epithermal target and is defined by a large area of sinter and is associated with a significant fault zone and hydrothermal breccia containing gold that is exposed in a trench and historical drill core. Drilling was designed to test below the sinter and down-dip within the fault-zone and breccia domain.

(b)	Bernards Pond Gold Prospect

The Bernards Pond prospect is located east of the AFZ and west of the JBPFZ in QWS, ~ 5 km northeast of the Aztec prospect (Figure 32). Three HQ-size diamond drillholes were drilled at Bernards Pond by NFG in 2022 to test gold mineralization. The three holes totalled 438 m in length (

Table 8; Table 9). A total of 471 core samples were collected at Bernards Pond and sent for assay. Assay results are still pending.

The Bernards Pond target is a gold-in-till anomaly that was subsequently trenched to reveal high contents of arsenopyrite mineralization in a greywacke located in a stratigraphic position akin to the discoveries made along the north segment of the AFZ (Figure 32).

(c)	Devil’s Trench Gold Prospect

The Devil’s Trench prospect is located east of the AFZ and west of the JBPFZ in the central portion of QWS, ~ 12 km northeast of the Aztec prospect (Figure 32). Four HQ-size diamond drillholes were drilled at Devil’s Trench by NFG in 2022 to test gold mineralization. The four holes totalled 551 m in length (

Table 8; Table 9). A total of 637 core samples were collected at Devil’s Trench and sent for assay. Assay results are still pending.

The Devil’s target was identified using soils and is defined by a +1 g/t Au-in-soil anomaly. Subsequent trenching revealed a shear zone with quartz veining and strong arsenopyrite mineralization hosted by a greywacke located similar stratigraphic position to Bernard’s Pond prospect and the QWN AFZ discoveries (Figure 32).

(d)	Eastern Pond Gold Prospect

Eastern Pond is located south of the AFZ and west of the JBPFZ in QWS, ~ 5.5 km south of the Aztec prospect and 3 km west-southwest of Bernards Pond (Figure 32). One 407 m-long HQ-size diamond drillhole was drilled at Eastern Pond by NFG in 2022 to test gold mineralization (

Table 8; Table 9). A total of 436 core samples were collected at Eastern Pond from the hole drilled and sent for assay. Assay results are still pending.

The Eastern Pond target is defined by high-grade gold in grab samples, largely float, and Au-in-tills which was subsequently trenched to reveal weakly Au-anomalous quartz veins hosted in an interbedded black siltstone domain. This target is locally analogous to the gold discoveries made along the west side of the AFZ at QWN.

(e)	Goose Gold Prospect

The Goose prospect is located west of the AFZ in QWS, ~ 5 km east-northeast of the Aztec showing (Figure 32). Five HQ-size diamond drillholes totalling 743 m in length were drilled at Goose by NFG in 2022 to test gold mineralization (

Table 8; Table 9). A total of 882 core samples were collected at Goose and sent for assay. Assay results are still pending.

The Goose target is characterized by high-grade gold previously discovered in drilling that is hosted by a sequence of siltstones that is intruded by a swarm of mafic dykes, largely gabbro. The interpretation is that it occurs west of the AFZ and in a unit that has not been recognized at QWN (Figure 32). Based on observations made from the historic drill core, mineralization is commonly hosted within the mafic intrusive rocks.

DEVILS TRENCH
North Paul's Pond
Till Raft
PAULS POND
Road Gabbro
LBNL
DAVIDSVILLE BOUNDARY
GOOSE
Goose
AZTEC
A-Zone Extension
Greenwood Pond #7
Greenwood Pond #5
Hornet
Greenwood Pond #3
Greenwood Pond #1
Greenwood Pond #2
GREENWOOD
APPLETON FAULT ZONE
JBP FAULT ZONE
MT
BERNARDS POND
EASTERN POND
QWS PLAN MAP
Interpreted Major Fault
Interpreted Fault
NFGC Collar with Assay Pending
Gold Showing
DAVIDSVILLE GROUP
Black Siltstone; Graphitic Siltstone; Greywacke
Black/Graphitic Siltstone; Greywacke; Gabbro
Conglomerate; Greywacke; Siltstone
Grey Siltstone; Phyllitic Siltstone; Greywacke
Interbedded Siltstone and Gabbro
Gander River Ultrabasic Belt
Indian Islands Group
Botwood Group
Waterbody
Drill Area
QWS
NEWFOUND

Figure 32. Drillhole collar locations in QWS

(f)	Greenwood Gold Prospect

The Greenwood zone is located west of the AFZ in QWS (Figure 32). Six HQ-size diamond drillholes were drilled at Greenwood by NFG in 2022. The six holes totalled 756 m in length (

Table 8; Table 9). A total of 872 core samples were collected at Greenwood, but only 870 were sent for assay. 2 field duplicate samples were not sent for assay. Assay results are still pending.

Like the Goose target, Greenwood mineralization is hosted by the siltstone-mafic intrusive unit and the prospect was established by historical grab sampling that identified high-grade gold-in-outcrop.

(g)	Paul’s Pond Gold Prospect

Paul’s Pond is in the central portion of QWS, 7-8 km northeast of the Aztec showing, and is intersected by the AFZ (Figure 32). Twelve HQ-size diamond drillholes totalling 3,621 m in length were drilled at the Paul’s Pond prospect by NFG in 2022 to test its gold mineralization (

Table 8; Table 9). A total of 4,305 core samples were collected at Paul’s Pond and sent for assay. Assay results are still pending.

The Paul’s Pond target is defined by a large area with abundant Au-in-float that trends approximately NE following the interpreted trend of the AFZ. Several historical Au + As-in-soil anomalies exist in the area. Initial drilling focused on following up on the float and soil anomalies both in the siltstone-mafic intrusive unit west of the AFZ and in the siltstones east of the AFZ.

5.7.21	Twin Ponds Block

Drilling in the Twin Ponds (TP) Block was initiated in 2022. A total of 1,508 m across 7 diamond drillholes have been drilled at TP by NFG in 2022 (

Table 8; Table 9) and as of Effective Date of the report, to test gold mineralization. A total of 1,863 core samples were collected at Twin Ponds and sent for assay. As of the Effective Date of the Technical Report (24 January 2023), all assay results from the Twin Ponds 2022 drilling program have been received.

The QP’s review of the gold analytical results from Twin Ponds shows:

●	1,862 analytical results (99.95%) were lower than 1 ppm Au, with a maximum of 0.8 ppm Au and an average of 0.02 ppm Au, and
●	1 analytical result (1.33 ppm Au, 0.05%) was above between 1 ppm Au.

The drilling tested three areas of the property (Figure 33) with

1.	Three drillholes (NFGC-TP-22-01, 02, and 02a) in the northern part on strike, to the northeast, of the Clydesdale showing.
2.	One drillhole (NFGC-TP-22-03) in the central part of the property testing the Halley Target where anomalous grab samples were found at the intersection of the Salmon River and North Twin Faults.
3.	Three holes (NFGC-TP-22-04 to 06) in the southern part, just to the north of Twin Ponds testing sections along the Island Pond fault.

The drilling tested two different stratigraphic areas and the structural contact between the Duder Group in the west and the Ten Mile Lake Formation in the east.

Highlights from this drill program, where assays above 0.1 g/t Au, suggesting anomalous zones, were seen in only 4 holes. Between 165 m to 184.9 m (21.35 m) in hole NFGC-TP-22-01 grades were generally >0.1g/t Au with higher grades >0.2 g/t Au interval between 169 m to 175 m (6 m). This interval was associated with silicified siltstones with a graphitic component and a broad deformation corridor characterized by the presence of a quartz veined zone with breccia, cockade, and banded textures (Figure 34). This structure is interpreted to be the Clydesdale Fault, a contact fault between the Duder Group in the west and the Ten Miles Lake Formation in the east.

Hole NFGC-TP-22-02 intercepted similar anomalous >0.1g/t Au grades between 121m to 125.45 m (4.5 m) with a modestly higher-grade zone between 122 m to 124.2 m (2.2 m). Quartz veining in greywacke with boulangerite was seen in this interval.

Hole NFGC-TP-22-05 contained a narrow anomalous zone in altered and silicified gabbro between 104.15 to 107.2 m (3.05 m) and Hole NFGC-TP-22-06 hosted a very narrow interval of elevated gold between 78.5 to 79.95 m (1.45 m) associated with a fault zone.

In general, these anomalous gold intercepts suggest a hydrothermal setting associated with the emplacement of gabbro sills and related bodies where fluids have interacted between mafic intrusive rocks and host sediments. Similar gold showings are seen regionally and in the Duder Lake area are termed, structurally controlled gabbro-hosted gold mineralization (Churchill and Evans 1992).

Dans Pond
T-REX FAULT
CLYDESDALE
Clydesdale
T-Rex
Long Pond
CLYDESDALE FAULT
HALLEY
ISLAND POND FAULT
SALMON RIVER FAULT
ISLAND POND
Island Pond
Little Salmon Pond
Twin Ponds
TWIN PONDS PLAN MAP
Interpreted Major Fault
Interpreted Fault
NFGC Collar with Assays Received by Effective Date
Gold Showing
Botwood Group
Duder Group
Ten Mile Lake Formation
Mafic Plutonic
Black Siltstone; Graphitic Silstone; Greywacke
Waterbody
Botwood Group
Drill Area
TWIN PONDS
NEWFOUND
Salmon Pond
DOG BAY LINE
0
1
2km
Salmon River
Salmon River

Figure 33. Drill collar locations at the Twin Ponds Block

Figure 34. Core Photo of Twin Ponds drillhole NFGC-TP-22-01, 173.3m-183.85 m. Quartz vein zone-breccia, cockade, and banded textures

5.8	Sample Preparation, Analyses and Security

Between 2017 and the Effective Date of this Technical Report (24 January 2023), NFG has collected and assessed a variety of sample types at their Queensway Gold Project in northeast Newfoundland, NL. Sample media includes:

(a)	Since 2017, till, soil, surface rock (outcrop and float), and trench channel samples (see Section 9).
(b)	Since 2019, drill core samples (see Section 10).

The Issuer has commissioned Lynda Bloom (P. Geo.) of Analytical Solutions Ltd. in Mulmur, ON, who specializes in analytical geochemistry, and quality assurance-quality control (QA-QC). Ms. Bloom has provided advice and assistance to NFG, including continuing review of procedures used by the laboratories that prepare and analyse the project’s samples. The QP has reviewed the work prepared by Analytical Solutions, along with protocol sampling and analytical documents provided by NFG and through QP sampling/analytical protocol discussions with NFG. The QP has also considered the work of Srivastava (2022) who reviewed NFG’s sample preparation, analyses, and security as part of NFG’s previous technical report effectively dated May 31, 2022.

Accordingly, this section presents a summary of NFG’s sample collection and preparation, sample security, analytical methodologies, and QA-QC methods adopted by the Issuer during the Company’s 2017-2023 exploration programs at the Queensway Property.

5.8.1	Sample Collection

Till Samples

Till samples were collected and prepared with the goal of analyzing the number and size of gold grains. In the field, samples were screened using an 8 mm sieve to remove pebbles. Approximately 13 kg of the fine material, less than 8 mm, along with 1 kg of the coarse material, the pebbles greater than 8 mm, was packed in a heavy-duty plastic bag and sealed with a cable tie. The -8 mm fraction was used for analysis of gold content, while the +8 mm pebbles were used to log lithology. Till samples were shipped to Overburden Drilling Management who created a concentrate.

Soil Samples

Soil samples were acquired by NFG geologists using a “Dutch Auger” to penetrate down to and sample the B-soil horizon. NFG soil sampling programs also utilized the mass spectrometer Halo mineral identifier on soil samples to determine if the Halo system could recognize alteration halos. Since July 2022, the soil samples were dried and sieved at site. The soil samples were bagged, labelled, and shipped to the laboratories for analysis at Eastern Analytical Ltd. (Eastern Analytical) in Springdale, NL and ALS Canada in Vancouver, BC.

Rock Samples

Rock samples are defined as surface outcrop and float samples, and trench channel samples, that were collected in the field by NFG geologists. Rock grab samples and trench channel samples were placed in heavy duty plastic bags, which were then labelled, sealed, and transported by NFG geologists to NFG’s core facility in Gander, NL.

At the core facility, the samples labels were checked, and the samples were amalgamated into larger bags for transportation of the rock samples by NFG employees to the laboratories that include over the life cycle of the project: Eastern Analytical; ALS Canada Ltd., which includes rock preparation labs in multiple Canadian jurisdictions and ALS’ Vancouver analytical laboratory in Vancouver, BC; MSALABS in Val-d’Or, QC; and SGS Canada Inc. (SGS) in Burnaby, BC.

Drill Core

HQ-sized diamond drill core is transported in sealed core boxes from the NFG prospects and drill sites by NFG employees to the Company’s primary core facility in Gander, NL, where the core is logged and analysed by non-destructive mass spectrometer Halo hyperspectral mineral identifier measurements prior to sampling. Once logging is completed, the drill core is transferred to a separate cutting section within the core facility.

The drill core samples are 0.3 to 1 metre in core length. The HQ core is sawn in half by diamond saw blades, in which half the core is collected in plastic sample bags for transportation to the laboratories, and the other half is re-orientated into its original position in the core boxes for archival core storage at NFG’s archive core facility in Appleton Business Park in Appleton, NL. Where necessary due to poor core competency, a hydraulic splitter may be used.

At the core facility, the samples labels were checked, and the samples were amalgamated into larger bags for transportation of the core samples by NFG employees to the laboratories: Eastern Analytical, ALS Canada Ltd., MSALABS, and SGS.

5.8.2	Sample Security

The procedures for establishing an auditable chain of custody for every sample, and for ensuring the integrity of samples between the project site and the laboratory are the same as in previous years.

The collection, packaging, transport, and receipt of samples were conducted under a strict and traceable chain of custody (CoC). The collection and packaging of samples for shipping was undertaken by contractors of NFG under the supervision of NFG’s Chief Operating Officer (“COO”), Greg Matheson (P. Geo.). Samples were collected and stored in a dedicated area in the core shack under constant surveillance during the day, which is secured by lock and key at night and under video surveillance. A CoC document was created by the sample processing manager that includes a list of sample numbers and signature lines for the courier and NFG representative confirming the state of the shipment. For shipment, samples were inventoried before being placed in rice bags which were secured with a cable tie. The samples were then placed in shipping bins that were labelled with the shipping information and numbered security seals.

All sample transport handling, tracking, and CoC documentation is supervised by NFG personnel. At present, all ALS and MSALABS samples are shipped by commercial courier on a regular basis. NFG contractors delivered the sample bins to the shipping courier along with the CoC form. The CoC was signed and returned to NFG for scanning and cataloguing. The sample shipment was virtually dispatched in the MX Database by NFG sample processing manager for tracking and the laboratory was notified of the incoming shipment. Upon receipt by the laboratory, NFG’s COO and database geologist were informed, and the samples were logged in and checked against NFG’s submittal form and chain of custody document for any discrepancies.

5.8.3	Sample Preparation and Analysis

Introduction

NFG has historically used a variety of independent, commercial, and accredited laboratories that include Eastern Analytical, ALS Canada Ltd., Activation Laboratories Ltd. (ActLabs), SGS Canada Inc., ODM, and MSALABS. Chronologically, the general sample preparation and analytical workflow includes:

●	Prior to May 2018, all NFG samples were transported directly to the Eastern Analytical laboratory in Springdale, NL.
●	Since May 2018, and in addition to Eastern Analytical, the samples were also prepared by ALS laboratories in Thunder Bay, ON, Timmins, ON, Sudbury, ON, Winnipeg, MB, and Moncton, NB prior to being analysed at ALS Minerals, in Vancouver B.C.
●	NFG stopped sending samples to Eastern Analytical in October 2021.
●	At present, and since May 2022, NFG submits rock and drill core samples for gold determination by fire assay at ALS Vancouver and by PhotonAssayTM at MSALABS in Val-d’Or, QC. The rock and core samples are also analysed using a multi-element ICP package (ALS method code ME-ICP61) and a pycnometer for specific gravity (ALS method code OA-GRA08b) for drill core samples only at ALS Vancouver.
●	Other intermittent analytical work was conducted at ActLabs in Ancaster, ON (till multi-element analysis), ODM in Nepean, ON (till heavy-mineral concentrates), and SGS in Burnaby, BC (check analytical laboratory).

Laboratory Accreditation

Eastern Analytical, ActLabs, ALS, MSALABS, ODM, and SGS are commercially accredited labs that are independent of NFG. The predominant labs that performed rock and drill core fire assays (Eastern Analytical and ALS) are both accredited for fire assay determinations to the requirements of ISO/IEC 17025:2017. Eastern Analytical is accredited by the Canadian Association for Laboratory Accreditation Inc. (CALA) and ALS by the Standards Council of Canada (SCC). SGS is also accredited to ISO/IEC 17025:2017. The labs that performed multi-element ICP analyses (Eastern Analytical, ALS and ActLabs) are ISO-accredited for multi-element analytical methods.

MSALABS operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. The first PhotonAssayTM results for the Queensway Project were released in January 2022, a small set of 69 samples from two drill holes (New Found Gold Corp., 2022e). These were completed at the Intertek Genalysis laboratory in Perth, Australia, where the PhotonAssayTM method is accredited to ISO/IEC 17025 (2017) by the National Association of Testing Authorities, Australia. MSALABS deployed a PhotonAssayTM unit in Val-d’Or, Quebec, in March 2022. While the Company is utilizing and reporting results from the photon assay method at MSA in Val-d’Or, Quebec, the laboratory remains in the accreditation process (MSALABS, pers. comm., 2023).

Laboratory Sample Preparation

Till samples: ODM created a concentrate of the till samples provided by NFG. Prior to 2019, the concentrates were created using a screening and tabling procedure. After 2019, they were created using ODM’s Heavy Mineral Concentrate (HMC) preparation procedure. The gold content of each sample was estimated from the number of gold grains found in the concentrate and their size. The shape and texture of the grains were also recorded, and the mineralogy of the associated heavy minerals was described.

Soil samples: At Eastern Analytical, the soil samples were dried and sieved through -80 mesh (-180 µm) prior to gold analysis. At NFG, the soil samples were dried and screened through 80 mesh.

Eastern Analytical Rock and Core Sample Preparation: Eastern Analytical crushed to 80% less than 2 mm, pulverized to 95% less than 106 μm, and selected 30 g and 40 g aliquots for analyses by fire assay and screen fire assays, respectively.

ALS Rock and Core Sample Preparation: The NFG samples were prepared at ALS, Sudbury, ON, Thunder Bay, ON, Timmins, ON, Winnipeg, MB, or Moncton, NB. A split of the pulp is forwarded to ALS, Vancouver, BC, for routine fire assay and multi-element ICP. For samples submitted for screened fire assay (SFA; ALS method Au-SCR24C), samples are screened in Sudbury; the entire plus fraction is shipped to ALS, Vancouver, BC, along with approximately 200 grams of the fine fraction.

For routine or non-mineralized samples (expected less than 1 ppm Au), assay preparation procedures at ALS involved crushing of the entire sample in a Boyd Mk 4 crusher to 70% passing -10 mesh (2 mm; Method Code CRU-31). A 1,000-g aliquot was collected by standard riffle split and the remainder was bagged and stored as coarse reject. This aliquot was pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (PUL-21) and collected in the master pulp bag. From this bag, 100–140 g was scooped using the laboratory split sample envelope and sent to the analytical facility in Vancouver to be analysed by fire assay and multielement analytical method.

For the screen fire assay (SFA) procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; ALS Method Code CRU-21). Excess material has been stored as a coarse reject. The crushed sample was pulverized in an LM2 pulveriser (ALS Method Code PUL-21) to 85% passing 200 mesh (75 μm) using bowls with a capacity of 1 kg.

MSALABS Rock and Core Sample Preparation: The NFG samples were crushed, distributed into plastic jars, and assayed at MSALABS, Val-d’Or, QC. For all samples, the entire sample is crushed in a TM Terminator jaw crusher to 70% passing -10 mesh (2 mm).

5.8.4	Laboratory Analytical Methodologies

The analytical methodologies discussed in this sub-section include analytical work conducted between 2019 and the present.

Eastern Analytical: Fire Assay Analysis

The gold and multi-element analytical methods used by Eastern Analytical are summarized in Table 27. Fire assay is by lead-collection/fusion in which the silver bead is dissolved in an aqua-regia digestion and analysis is by atomic absorption (AA) finish.

The Eastern Analytical metallic screen fire assay method began with the same crushing and pulverizing steps as they used for their conventional fire assays; all the pulp was sieved using the #150 screen to create a fine fraction (-106 μm) and a coarse fraction (+106 μm). Two fire assays of 40 g aliquots were done on the fine fraction, while the coarse fraction was fire assayed in its entirety. The grade of the original sample was then calculated by weighting the three fire assays by the mass of material each one represented.

Soil samples analysed at Eastern Analytical utilized a fire assay package (code: Au AA30) and by multielement ICP (Au+34 elements).

Table 27. Analytical methods used by Eastern Analytical

Analyte	Method Code	Detection Limit	Type of Method	Finish
Au	AA30	0.005 ppm	30 g fire assay	AAS
Au	AA40	0.005 ppm	40 g fire assay	AAS
Au	Au Met	0.010 ppm	Screen fire assay	AAS / Gravimetric / Hybrid

ALS Canada Ltd.: Fire Assay and Multi-Element Analysis

The gold and multi-element analytical methods used by ALS are summarized in Table 28. The ICP-21 and AA-26 codes provide gold analyte measurements by fire assay inductively coupled plasma atomic emission spectroscopy (ICP-AES) and atomic-absorption (AA) analysis, respectively. Samples with 30-g fire assay results over 1 ppm Au and samples from expected mineralized zones were evaluated and analysed by screen fire assay.

If the reject weight of the sample was:

●	2 kg or less in weight, the reject was added to the master pulp for metallic screen fire assay.
●	Was greater than 3 kg, excess material is stored as a coarse reject. In this case, there are two pulp materials; one is the pulp from the routine fire assay and the other is the minus fraction of screen fire assays.

The SFA method is used as the primary assay method for samples identified as being in a mineralized zone. The pulverized material was combined on a mat and homogenized by four-corner rolling. Following homogenization, the sample was dry screened using -150 mesh (106 μm) screens. The oversize material, including the screens, were combined forming the coarse, or (+), fraction. The undersize lots were combined on a mat and homogenized by four-corner rolling, forming the fine, or (-), fraction. From the (-) fraction, approximately 300 g was scooped using an envelope. Both the (+) and the (-) fraction were shipped to ALS Vancouver for fire assays. From the (-) fraction shipped to Vancouver, ALS takes a split of less than 50 grams for other analyses.

The multi-element geochemical analysis Code ME-ICP61 utilized a 4-acid digestion (perchloric, nitric, hydrofluoric, and hydrochloric acids) with analysis by Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP - AES). Note: In 2019, Code ME-ICP41 was implemented by NFG at ALS prior to switching to 61 elements in 2020.

Soil samples analysed at ALS Global utilized a trace gold plus multi-element package (ALS code: AuME-ST44).

Table 28. Analytical methods used by ALS

Analyte	Method Code	Detection Limit	Type of Method	Finish
Au	ICP-21	0.001 ppm	30 g fire assay	ICP
Au	AA-26	0.01 ppm	50 g fire assay	AAS
Au	Au-SCR24C	0.05 ppm	Screen fire assay	Gravimetric and AAS
Multi-element	ME-ICP61	Variable for 33 elements	4-acid digestion	ICP
Au	AuME-ST44	0.0001 ppm	50 g aqua regia	ICP

ALS Canada Ltd.: Specific Gravity Measurements

Since May 2022, NFG started collecting specific gravity (“S.G.”) measurements on pulps at ALS using a pycnometer (OA-GRA08b) for about 1 sample every 50 m. The S.G. measurements were conducted only on gold mineralized samples. A prepared pulverized sample (3.0 g) is weighed into an empty pycnometer. The pycnometer is filled with a solvent (either methanol or acetone) and then weighed. From the weight of the sample and the weight of the solvent displaced by the sample, the specific gravity is calculated.

The S.G. of NFG samples ranges from 2.55 to 3.18, with an average of 2.77. Since October 20, 2022, NFG started collecting duplicate S.G. samples at a frequency of 1 in every 20 S.G. samples. Most of the duplicate data agree within ± 5%.

MSALABS: PhotonAssayTM Analysis

NFG conducts gold assays using the Chrysos PhotonAssayTM analytical method, which was originally developed at Australia’s national science agency, CSIRO. The Chrysos PhotonAssayTM method uses high-energy X-ray technology that causes excitation of atomic nuclei which emanate a unique signature that can be measured allowing the rapid analysis of gold in approximately two minutes. The benefits of utilizing the Chrysos PhotonAssayTM method include 1) a more cost-effective analysis of larger samples that are nearly 15 times the size of a standard 30-g fire assay, 2) better turnaround times, 3) the method is non-destructive which allows the same material to be re-assayed by other methods for gold or additional test work, and 4) the method is an environmentally friendly alternative to traditional lead fire assay methods.

A summary of the MSALABS method codes is presented in Table 29. Two jars, or approximately 900 grams, were assayed for routine or non-mineralized samples (with an expected assay of less than 1 ppm Au). The crushed sample was riffle-split using a standard riffle (Humboldt H-3987) and material was weighted into two plastic jars up to November 10, 2022. The two jars were assayed for PhotonAssayTM (MSA Method Code CPA-Au1D).

Table 29. MSALABS analytical methods used at the Queensway Project

Analyte	Method Code	Detection Limit	Description
Au	CPA-Au1	0.015 ppm	Photon assay - single
Au	CPA-Au1D	0.015 ppm	Photon assay - duplicate
Au	CPA-Au1E	0.015 ppm	Photon assay - extinction

After a review of results for June to November 2022, a change was made so that one 450-g aliquot was collected by standard riffle split and transferred into a plastic jar for PhotonAssayTM (MSA Method Code CPA-Au1). The remainder of the crushed sample material was bagged and stored as coarse reject. If these routine samples had PhotonAssayTM results greater than 1 ppm Au (MSA Method Code CPA-Au1 or CPA-Au1D), this automatically triggered PhotonAssayTM for all remaining material (MSA Method Code CPA-Au1E). The coarse rejects are retrieved and distributed into multiple jars until material depletion for PhotonAssayTM.

For all samples in a mineralized zone, the crushed sample was distributed into plastic jars for PhotonAssayTM (CPA-Au1E) regardless of how many jars were required. All irradiated material is available for re-assays within hours of the process being completed.

The sample vials are then sealed and weighed with each jar having a unique identifier. A reusable reference disc is used to maintain calibration during the activation and measurement processes. The applicable gold range when using the PhotonAssayTM method is 0.015 g/t to 35,000 g/t Au. Activation of the atomic nuclei is achieved using a high-energy linear accelerator x-ray source. The activated gold atoms emit a unique isomerism signature that can be measured to determine gold content. The source x-rays and signature gamma x-rays are extremely penetrating, which implies that a true bulk analysis is determined. The period of irradiation is typically 15-20 seconds. The sample is transferred to a detection station where the excited and emitting gold nuclei relax back to the ground state. During this process, gamma rays are emitted with a characteristic imaging of 279 KeV. The recording system records and counts the gamma rays which are then converted to the gold concentration of the sample.

The assays reported from all jars are combined on a weight-averaged basis.

Note: The first jar of every sample is forwarded to ALS for pulverizing, routine multi-element ICP and specific gravity measurements.

PhotonAssayTM Versus Conventional Screen Fire Assay Comparisons

To the Effective Date of this technical report, NFG has conducted 17,959 PhotonAssayTM assays. Prior to releasing any PhotonAssayTM results publicly, NFG carried out an extensive test of the PhotonAssayTM assays against gold results from traditional fire assay. Samples were analysed using a minimum of two jars.

During the PhotonAssayTM analysis, the first jar of each sample was forwarded to ALS Sudbury for pulverization. For mineralized samples reporting over 100 ppm by PhotonAssayTM, all jars belonging to the samples are forwarded to ALS Sudbury for screen fire assays to validate results. The aliquot was pulverized to 85% passing -200 mesh (75 μm) using an LM2 ring-mill pulveriser (ALS Method Code PUL-21) and collected in the master pulp bag. From this bag,

100–140 g was scooped using the laboratory split sample envelope and sent to the ALS analytical facility in Vancouver to be analysed for multielement ICP (ALS Method Code ME-ICP61).

The same pulp is used for determination of specific gravity (ALS Method Code OA-GRA08b). The OA-GRA08b method is a pycnometer measurement using 3g of sample to determine specific gravity.

For the validation study, 551 single jars of representative material were sent to ALS, Vancouver, for fire assay determinations. All the samples were from early MSALABS batches reported between mid-June and mid-August 2022.

Entire jars of crushed material were sent to ALS, Sudbury for screened metallics assay (ALS Method Code Au-SCR24C) in 293 cases where higher gold grades were expected. Another 258 samples with lower grades were submitted for duplicate 30-g fire assays with ICP finish (ALS Method Code Au-ICP21) where coarse gold was not expected. A total of 83 OREAS CRMs and 22 blanks were inserted with samples. The reported results for the QC samples reported within expectations and show that the ALS assays are suitable for validation of the PhotonAssayTM assays.

The results by PhotonAssayTM and fire assay correspond well above 0.2 ppm Au (Figure 35). Most of the results agree within ± 10%.

Gold results were less than 0.2 ppm at ALS for 53% of the samples. Results less than 0.2 ppm Au by PhotonAssayTM are confirmed as less than 0.2 ppm Au at ALS. The detection limit for the ALS fire assays is 0.001 ppm Au and PhotonAssayTM has a quoted detection limit of 0.015 ppm Au. The PhotonAssayTM detection limit is determined by counting statistics of the detector for individual samples.

Further review of the 192 samples with over 1 ppm Au shows that there are 20 samples where ALS and MSALABS results differ by more than ± 15%. Of these samples, 11 differ by more than ± 25%. These are mostly samples with less than 4 ppm Au.

Only two samples greater than 1 ppm Au were assayed by 30-g fire assay at ALS (E603892 and E603945) and the remainder were assayed by screened metallics. There is no apparent bias between the methods as there is a nearly even number of positive and negative differences.

Eleven samples reported Au values of between 140 and 210 ppm Au by PhotonAssayTM (Figure 36). All the screened metallics assays are higher than the PhotonAssayTM.

100
10
1
0.1
0.01
0.001
ALS Au
0.01
0.02
0.1
0.2
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Composited Au MSA
Combined (5)
MSA WO
Default
YVO2210121
YVO2210122
YVO2210137F
YVO2210160
Label
Sample Type

Figure 35. Comparison of MSALABS PhotonAssayTM vs ALS FA gold assays

270
260
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ALS Au [Locked]
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Composited Au MSA [Locked]

Figure 36. Comparison of MSALABS PA vs ALS FA gold assays over 100 ppm

The calculated least squares regression suggests that the differences on average are about 5% higher by screened metallics vs. PhotonAssayTM. This result is anticipated as samples with high grade gold assays are often associated with very large gold grains and clusters. As gold is partially self-attenuating, there is an effective reduction in the gold grades with the PhotonAssayTM method. Based on this study, it was concluded that there has been sufficient test work and quality control results to validate the PhotonAssayTM method for the Queensway samples. It is recommended that gold deportment studies be initiated to define gold grain sizes and determine if additional sample preparation prior to PhotonAssayTM may reduce the low bias for very high-grade samples.

Activation Laboratories Ltd.: Multi-Element Analysis

For some of the till samples, ActLabs used instrumental neutron activation (INAA) to measure multi-element chemistry (ActLabs code: 1H INAA(INAAGEO)/Total Digestion ICP(TOTAL). The method uses a 4-Acid “near total” digestion for total determinations of resistive elements followed by ICP analysis.

SGS Canada Inc.: Gold Analysis

SGS in Burnaby, BC, was utilized as a check laboratory by NFG. Gold analysis was conducted using SGS code GE_FAI150V5 (exploration grade gold fire assay by ICP-AES with Pt and Pd) and GO_FAG50V (ore grade gold fire assay with a gravimetric finish).

Overburden Drilling Management: Till Gold Grain Counts

For the till samples that were concentrated and analysed by ODM, the gold grade was established by calculating the size of each grain and summing the gold content of all the grains to get an estimate of the total gold content of the sample, which could be converted to a calculated grade for the mass of the original sample (Holmes and Michaud, 2017). The ODM grain-based estimates of gold grade are not considered to represent precise measurements by the QP, but rather are semi-qualitative information in that they still provide useful information for drill targeting (e.g., areas in which till samples contained a lot of gold compared to those areas that contain no to very little gold).

General Comments on Screen Fire Assays

The SFA method is used as the primary assay method for samples identified as being in a mineralized zone. Since 2019, samples with 30-g fire assay results over 1 ppm Au and samples with expected high Au grade were analysed by screen fire assay (ALS method Au-SCR24C). For the metallic screen fire assay procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; CRU-21). Up until January 19, 2021, if the received weight was larger than 3 kg, the crushed sample was split into two lots (‘A’ and ‘B’), which were both processed and analysed by the screen fire procedure.

From January 19, 2021, a maximum of 3 kg was pulverized to 85% passing 200 mesh (75 µm) and submitted for screen fire assays with any excess material stored as a coarse reject. Approximately 60% of samples submitted for metallic screen fire assay weigh less than 3 kg and 5% of samples weigh more than 4.45 kg.

Since February 2022, NFG changed the preparation procedure for routine samples to crushing to 70% passing 10 mesh (CRU-31) to align with procedures used for screen fire assay samples.

Quality Assurance and Quality Control

NFG inserted QA-QC samples once into every 20 NFG samples on average that included Sample Blanks, OREAS Certified Reference Materials (CRMs), and Core Duplicate samples. The Sample Blank material is quartz sandstone from the Botwood Group at Peter’s River Quarry in central Newfoundland. Between 500-600 g of Sample Blank material is submitted to the laboratory for each blank insertion within the sample stream for routine fire assay. Approximately 3 kg of blank material is submitted for each blank insertion of those samples that are submitted for Screen Fire Assays. The CRMs were purchased from Ore Research and Exploration Pty Ltd. and represent certified, homogenous quality control material that is distributed in sealed packets. In addition, NFG conducted lab-check assays and completed a comparison between conventional screen fire assays and PhotonAssayTM analyses. Finally, the laboratories conducted pulp duplicate and coarse reject duplicate analyses.

NFG has commissioned Analytical Solutions to design and review the QA-QC program at the Queensway Property. The QA-QC protocols and interpretation of results are performed by NFG under the direction of Lynda Bloom, P.

Geo. Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for CRMs and blanks fall outside allowed tolerances. All results stated have passed NFG’s quality control protocols. The QP has reviewed the QA-QC work conducted by Analytical Solutions and concludes that NFG’s QA-QC program is consistent with industry best practices.

Certified Reference Materials

Between 2019 and the present, NFG has utilized 11 different OREAS CRM samples that were developed exclusively for the mining, exploration and analytical industries and are distributed worldwide in over 135 countries. The CRMs are presented in Table 30.

Certified Reference Materials: Fire Assay at ALS

The reader can review pre-February 2022 QA-QC CRM data for ALS analyses in Srivastava (2022). A current example of NFG’s CRM sample analysis at ALS (February 2022 to the Effective Date of the Technical Report) is presented in Table 31. Over this period, NFG inserted 7,827 OREAS CRMs into the sample stream; there were less than 0.6% failures, and all were followed up appropriately. The average reported values for the 11 CRMs used reported within an acceptable ± 2% of the accepted values (Table 30). There is no evidence of bias for the reference materials in this period.

Table 30. Overview of OREAS Certified Reference Materials that were inserted into the analytical sample stream by NFG. Note: NFG utilizes the Pb Fire Assay certified values in their QA-QC workflow; the PhotonAssay certified values are provided to complete the CRM ID information

	Analytical		Certified		95% CI	95% CI
CRM ID	method	Unit	Au value	1SD	Low	High
OREAS 211	Pb Fire Assay	ppm	0.768	0.027	0.758	0.777
OREAS 211	PhotonAssay	ppm	0.729	0.034	0.711	0.747
OREAS 217	Pb Fire Assay	ppm	0.338	0.01	0.334	0.341
OREAS 223	Pb Fire Assay	ppm	1.78	0.045	1.76	1.79
OREAS 230	Pb Fire Assay	ppm	0.337	0.013	0.332	0.341
OREAS 230	PhotonAssay	ppm	0.323	0.024	0.306	0.339
OREAS 232	Pb Fire Assay	ppm	0.902	0.023	0.895	0.909
OREAS 235	Pb Fire Assay	ppm	1.59	0.038	1.57	1.6
OREAS 236	Pb Fire Assay	ppm	1.85	0.059	1.83	1.87
OREAS 236	PhotonAssay	ppm	1.78	0.062	1.74	1.83
OREAS 237	Pb Fire Assay	ppm	2.21	0.054	2.19	2.23
OREAS 239	Pb Fire Assay	ppm	3.55	0.086	3.52	3.58
OREAS 242	Pb Fire Assay	ppm	8.67	0.215	8.6	8.74
OREAS 242	PhotonAssay	ppm	8.26	0.276	7.66	8.85
OREAS 247	Pb Fire Assay	ppm	42.96	0.9	42.69	43.23
OREAS 247	PhotonAssay	ppm	43.24	1.187	41.73	44.74

Table 31. Summary statistics on CRMs assayed at ALS using the fire assay technique

		Au ppm		Observed Au ppm		Percent of
RM	N	Accepted	Std. Dev.	Average	Std. Dev.	Accepted
OREAS 247	133	42.96	1.431	42.211	1.36	98.30%
OREAS 242	308	8.67	0.289	8.634	0.17	99.60%
OREAS 239	2,145	3.55	0.118	3.599	0.062	101.40%
OREAS 237	232	2.21	0.074	2.234	0.048	101.10%
OREAS 236	1,977	1.85	0.062	1.867	0.037	100.90%
OREAS 235	90	1.59	0.053	1.591	0.031	100.10%
OREAS 232	263	0.902	0.03	0.91	0.021	100.90%
OREAS 230	2,346	0.337	0.011	0.335	0.006	99.40%
OREAS 223	231	1.78	0.059	1.791	0.029	100.60%
OREAS 217	8	0.338	0.011	0.335	0.005	99.20%
OREAS 211	94	0.768	0.026	0.766	0.016	99.80%
Total	7,827			Weighted Average		100.50%

5.8.5	Certified Reference Materials: Fire Assay at Eastern Analytical

The reader can review pre-February 2022 QA-QC CRM data for Eastern Analytical analyses in Srivastava (2022; i.e., NFG’s previous technical report). To provide a current example of NFG’s CRM sample analysis at Eastern Analytical, a summary of the expected and reported values for the last year (i.e., February 2022 to the Effective Date of the Technical Report) – is presented in Table 32. NFG stopped using Eastern Analytical in October 2021; however, the Company continued receiving assays from Eastern Analytical until May 5, 2022. Based on 403 CRM analyses, there was no evidence of systematic contamination nor is there any bias of the average concentrations of CRMs.

Table 32. Summary statistics on CRMs assayed at Eastern Analytical

		Au ppb		Observed Au ppb		Percent of
RM	N	Accepted	Std. Dev.	Average	Std. Dev.	Accepted
OREAS 242	1	8,670	289	8,711.00	–	100.50%
OREAS 239	139	3,550	118	3,554.55	84.37	100.10%
OREAS 230	127	337	11	336.53	9.75	99.90%
OREAS 223	131	1,780	59	1,787.68	44.25	100.40%
OREAS 217	5	338	11	336.80	9.68	99.60%
Total	403			Weighted Average		100.10%

Certified Reference Materials: PhotonAssayTM at MSALABS

NFG inserted a total of 844 OREAS CRMs into the PhotonAssayTM sample stream for an insertion rate of approximately 5% to evaluate QC performance of PhotonAssayTM. The CRMs were not identified to MSALABS. Apart from OREAS 211 CRM, the average reported values for the 9 CRMs used reported within an acceptable ± 3% of the accepted values (Table 33). The explanation may be that fire assay certified values may not be as appropriate for PhotonAssayTM.

Table 33. Summary statistics on CRMs assayed at MSALAB using the PhotoAssayTM, technique

		Au ppm		Observed Au ppm		Percent of
RM	N	Accepted	Std. Dev.	Average	Std. Dev.	Accepted
OREAS 247	14	42.96	1.432	43.216	0.635	100.60%
OREAS 242	10	8.67	0.289	8.423	0.149	97.20%
OREAS 239	262	3.55	0.118	3.587	0.1	101.00%
OREAS 237	2	2.21	0.074	2.197	0.011	99.40%
OREAS 236	256	1.85	0.062	1.808	0.058	97.80%
OREAS 235	4	1.59	0.053	1.602	0.04	100.70%
OREAS 232	1	0.902	0.03	0.897	–	99.40%
OREAS 230	285	0.337	0.011	0.33	0.013	97.90%
OREAS 211	10	0.768	0.026	0.729	0.026	95.00%
Total	844			Weighted Average		98.80%

Sample Blanks (Eastern Analytical, ALS, and MSALABS)

For Eastern Analytical, none of the 403 blanks exceeded the allowed low background level of 10x the detection limit.

For ALS, the analytical results for 7,341 blanks were reviewed and yielded less than 0.1 ppm Au and are therefore deemed acceptable. Based on these results, neither laboratory has documented sample or laboratory contamination errors within the NFG sample assay streams.

With respect to MSALABS and the PhotonAssayTM analytical work, a total of 751 Sample Blanks were inserted into the analytical sample stream. The allowed upper limit is 0.1 ppm Au for blanks assayed by PhotonAssayTM (CPA-Au). Results for the blanks inserted were reviewed and all passed the quality control limits.

Core Duplicates

Assays for almost 500 half-core duplicates were available in May 2022 when the previous Technical Report was completed (Srivastava, 2022). Studies of the data were led by two independent consultants: Lynda Bloom and Mo Srivastava. Their conclusion, presented in mid-February 2022, was that there is no systematic bias in the Queensway assays, and that the large differences sometimes seen between half-core duplicates is due to a combination of 3 factors:

1.	The inherent short-scale variability common in orogenic gold deposits like Queensway.
2.

The tendency of half-core duplicate studies to select high-grade samples for checking, which creates a selection bias that leads to second assays tending to come back lower than the first high-grade result.

3.

The linkage between variability and grade. With high-grade samples having more erratic distribution of larger gold grains than low-grade ones, fluctuations in the results from high-grade intervals will dominate conventional statistical comparisons like differences between the averages, or correlation coefficients.

The correlation between the assays for the two halves of the core is good and there is also considerable scatter in the cloud, with several outliers. Many of the erratic samples are those with abundant visible gold (VG), which is consistent with the view that the explanation lies in the natural short scale in situ variability of gold mineralization, and not in sample collection, preparation, or analysis. Other factors that also contributed to variability and uncertainty were poor rock quality and uncertainty in the exact boundaries of the original sample interval.

Between February 2022 and the Effective Date of the Technical Report, a total of 7,546 duplicate half core samples were collected. When field duplicates are indicated by geologists on sampling sheet, both sides of the drill core are sampled. The side with tick marks, consistently the right side of the core, is sampled as the parent sample per normal sampling procedures. The left side is sampled as the core duplicate. The duplicate sample is assigned the next subsequent sample number. As no drill core remains in the core box, the core cutting technician sweeps the bottom of the core box using a small brush to remove all remaining material and distributes half to each of the core samples.

Sample intervals for duplicates are selected systematically for approximately 1 in 20 samples. Ninety percent of the core duplicates samples were submitted to ALS for sample preparation and analysis and the remainder were analysed by PhotonAssayTM. Overall, there is no apparent bias for the core duplicate data set (Figure 37). The differences between assays for the two core halves are almost exactly divided into thirds for positive differences, negative differences, and no differences.

Duplicate results closer to the detection limit have greater disparity than samples with higher concentrations. As general rule, precision for analytical methods improves as concentrations increase. More mineralized samples have higher gold concentrations so that the analytical uncertainty is less, but these samples also likely have more particulate gold so that sampling issues prevail.

Figure 37. Comparison of two halves of the core for gold

When samples are analysed by 30-g fire assay (ALS Method Code ICP-21) there is a greater scatter of results than for samples analysed by screened fire assay (ALS Method Code SCR24C), on up to 3 kg of material, and by PhotonAssayTM on large, 450-g samples or to extinction. Ninety percent of the duplicate core samples were analysed by 30-g fire assay. As drill core samples for duplicates were selected systematically, 90% of results are less than 0.3 ppm Au and therefore were assayed by the 30-g fire assay method.

Figure 38 shows the comparison of gold assays when the analytical methods use larger samples, or the entire sample is analysed. The precision is significantly improved except for Au grades less than about 0.1 Au ppm for

PhotonAssayTM. The lower detection limit for PhotonAssayTM is higher than for the fire assay methods which accounts for the poor precision at very low concentrations.

Figure 38. Core duplicate assays compared for larger sample aliquots

There are 352 core duplicates analysed by screened fire assay or PhotonAssayTM with the average gold grade over 0.3 ppm. About half of the duplicate pair assays agree within ± 25% for both methods (Figure 38). A higher percentage of duplicates analysed by PhotonAssayTM agree within ± 50% compared to screened fire assay. The screened fire assay is done on 3 kg of sample material and some reject may not be assayed. One third of the samples assayed by PhotonAssayTM were done to extinction so that the entire sample was assayed for both halves of the core.

The study of 7,546 core duplicates demonstrates the effect of inhomogeneous distribution of gold at all levels of sampling. The observations are consistent with the findings of the study of almost 500 core duplicates as reported in the previous technical report. The erratic samples are those with abundant visible gold (VG), which is consistent with the view that the explanation lies in the natural short scale in situ variability of gold mineralization, and not in sample collection, preparation, or analysis.

The precision of assays for pulps and rejects contributes to variability when comparing core duplicate assays. The importance of using large samples to achieve more reliable assays is apparent.

NFG core technicians are provided with detailed core sampling protocols. It is recommended that these procedures be reviewed with all staff on a regular basis and supervision is provided when cutting core for highly mineralized sample intervals.

Precision of Laboratory Duplicates: By Fire Assay

The internal QA-QC programs conducted by the laboratories included internal checks of duplicates taken from the same prepared pulp. These pulp duplicates provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and the homogeneity of the pulps. The precision or relative percent difference calculated for the pulp duplicates indicates whether pulverizing specifications should be changed and/or whether alternative methods, such as screen metallics for gold, should be considered.

ALS analysed 5% of sample pulps in duplicate as part of its internal quality control program. Figure 38 compares the results for 6,764 duplicates for 30-g fire assays. The low detection limit ICP method (ALS Method Code ICP21) was used for 89% of the samples and the remainder were assayed with an AAS finish (ALS Method Code AA26) that has a higher detection limit and it used primarily for screened metallics assays. The upper limit for the ICP21 method is 10 ppm Au.

The duplicates for the AA26 method tend to show better reproducibility than for the ICP21 method above 0.1 ppm Au. Although the lower detection limit for the ICP21 method is ten times lower than the AA26 method, the AA26 method is primarily used to assay samples after they have been sieved to remove coarse gold, thus accounting for the improvement. In general, assays over 0.1 g/t Au repeated within ± 15 to 20% at both laboratories which is acceptable performance. Of the 454 samples with an average gold grade over 1 ppm, almost all the duplicate results agree within an acceptable ± 20%.

ALS also analyses two splits of the crushed material for 1 in 50 samples as part of its’ internal quality control program. All the 1,720 preparation duplicates were analysed by the ICP21 or AA26 fire assay method (Figure 39). The material sampled for the preparation duplicates is -2 mm which is much larger than the expected particle size of 75 microns for pulps. As a result, there is greater scatter in the gold results for preparation duplicates relative to pulp duplicates.

5.8.6	Precision of Laboratory Duplicates: By PhotonAssayTM

MSALABS irradiated every 40th jar of crushed material twice and uses the information as analytical duplicates for its internal QC. A total of 1,379 duplicate analyses were completed for all methods. Of these, there were 1,102 primary analyses that reported less than 0.1 ppm Au and 99% of the assays for the duplicate result also reported below 0.1 ppm Au. The 277 analytical duplicates with more than 0.1 ppm Au agree within ± 20% for 87% of the cases and perform within expectations of the method (Figure 40).

Jar duplicate data obtained from analyses (CPA-Au1D) conducted from inception to November 10, 2022, can also be used to establish the precision of the method when comparing two approximately 450-g splits of the -2 mm crushed material. These results incorporate both the analytical uncertainty measured by the analytical duplicates as well as the process for creating splits.

Figure 39. Comparison of 30-g and 50-g gold assays on pulps

Figure 40. ALS Internal preparation duplicates (± 20% error bars in blue)

QC Duplicate -2mm split Au ppm
Original sample result Au ppm
100
10
1
0.1
0.01
0.001
0.001 0.002
0.01
0.02
0.1
0.2
1
2
3
4 5
10
20
30
100
200

Figure 41. MSALABS analytical duplicates

A total of 13,118 jar duplicates were analysed by MSALABS by PhotonAssayTM. Of the 11,128 samples with the first split reporting below 0.1ppm Au, the duplicate assay also reported below 0.1ppm Au for 98% of the cases (Figure 41).

There were 1,990 samples that reported above 0.1 ppm Au and duplicate paired data for 60% of the samples agree within ±20%.

There are 47 cases where the average gold for two jars is over 2 ppm Au. Of these cases, there are 23 examples where the difference between the assays of the two jars, relative to the average, are outside ± 50%. Even with assaying of 450-g sample aliquots, subsampling introduces considerable uncertainty.

The variability is expected for an orogenic gold deposit with visible in gold in mineralized drill core. The samples are listed in Table 34 to demonstrate the importance of using assay-to-extinction methods (either multiple jars by PhotonAssayTM or screened metallics of large sample splits) for higher grade samples. The duplicate data are used to optimize the PhotonAssayTM assay strategy and will continue to be monitored.

All the quality control data for assays performed at MSALABS are within expected ranges and data are acceptable for NFG’s exploration programs.

100
10
1
0.1
0.01
Jar Duplicate -2 mm Au ppm
0.01
0.02
0.1
0.2
1
2
3
4
5
10
20
30
100
Original sample result Au ppm

Figure 42. Duplicate jar assays by PhotonAssayTM

Table 34. Jar Duplicates with greater than 2 ppm Au and high relative differences

			Relative %
			Difference with
Original sample	Original sample	Duplicate Jar	respect to the
number	Au ppm	-2mm Au ppm	Average
E670642 - Jar	1.743	19.171	-167
G877941 - Jar	0.442	4.557	-165
G915383 - Jar	1.337	8.122	-143
G915687 - Jar	6.178	20.014	-106
SM06648 - Jar	1.731	5.572	-105
G875976 - Jar	1.609	5.136	-105
D192869 - Jar	19.804	55.23	-94
C745049 - Jar	18.435	41.679	-77
C747178 - Jar	1.483	2.903	-65
D192867 - Jar	24.227	44.079	-58
C747193 - Jar	22.323	12.951	53
C745032 - Jar	5.367	2.869	61
C748986 - Jar	4.079	2.036	67
E661049 - Jar	6.086	2.85	72
E661048 - Jar	3.403	1.576	73
G915156 - Jar	21.154	9.772	74
E629904 - Jar	3.911	1.107	112
G875475 - Jar	4.207	1.119	116
E664928 - Jar	6.379	1.403	128
G879059 - Jar	5.102	0.96	137
G846516 - Jar	3.536	0.567	145
G916117 - Jar	28.855	3.15	161
G916074 - Jar	15.72	0.308	192

5.8.7	Check Assays

A selection of samples is submitted to a secondary laboratory for check assays. In 2022, sample pulps for routine check assays were sent to SGS, Burnaby. SGS is a ISO17025-accredited laboratory with operations worldwide.

Sample pulps are selected randomly for check assays from seven grade bins. A low percentage of samples are selected for lower grades which make up a large proportion of the sample population. Up to 5% of samples from higher grade ranges are selected.

There were eight different OREAS CRMs inserted 20 times with samples submitted to SGS. The gold concentrations ranged from 0.34 to 43 ppm Au. All the assays for CRMs were reported by SGS within -5 to +4% of the expected values for gold except for one of the high-grade CRMs that reported 10% lower than the accepted value. Overall, SGS performed very well, and the assays are suitable for the check assay program.

There were 86 low grade samples analysed by 50-g fire assay (ALS Method Code ICP21) and for 50-g fire assay (SGS Method Code GE_FAI50V5) or with a gravimetric finish (SGS Method Code GO_FAG50V) at SGS (Figure 42). The results are mostly less than 1 ppm Au and 80% agree within ± 20%. There is no apparent bias and the SGS results support the ALS assays.

Check assays are also performed on the fine fraction that is generated from the screened metallics assays. Higher gold concentrations are best represented by the samples submitted for screened metallics assays. The coarse gold, or (+), fraction is assayed entirely for the screened metallics method and only the fine, or (-), fraction is available for check assays. Using the fine fraction for check assays has the added benefit that pulps are more representative and there are fewer issues with poor homogeneity.

A total of 222 fine fractions prepared and assayed were submitted to SGS, Burnaby, BC, for 50-g fire assay gold determinations. The selected samples provide good coverage of the gold concentration range. About 85% of the results agree within ± 20% and there is no evidence of bias (Figure 43). Check assays for PhotonAssayTM are covered under the discussion of 544 single jars of representative material that were sent to ALS, Vancouver, BC, for fire assay determinations as part of the validation of the PhotonAssayTM method. No bias was recognized between PhotonAssayTM and ALS fire assay determinations. Additional check assays from SGS are pending. Samples from ALS and MSALABS are routinely submitted for check assays on a quarterly basis.

SGS Fire Assay Au ppm
ALS ICP21 Au ppm
1
0.1
0.01
0.01
0.02
0.1
0.2
1
2

Figure 43. Comparison of 50-g Fire Assays at ALS and SGS (± 20% error bars in blue)

Figure 44. Check Assays for Fine Fractions at SGS (± 20% error bars in blue)

The Percentage of Coarse Gold

An examination of the details of the screen fire assay results helps shed light on why it is difficult to get good repeatability with the Queensway samples that have strong gold mineralization. Figure 44 shows the percentage of the total mass of gold in a sample that ended up in the coarse fraction of the screen fire assays, as a function of the sample’s grade. The samples shown in orange were logged as containing visible gold; for the black ones, visible gold was not noted.

Above 10 ppm Au, most of the samples assayed before May 2022 have more than 30% of the gold in the coarse fraction. The presence or absence of a single large grain of gold will have a strong impact on the grade of the sample, that impact getting larger as the size of the gold grains gets larger.

With coarse grains accounting for most of the gold content, assays become more reliable as the size of the analysed sample increases.

Figure 45. Percentage of gold in the coarse fraction (above 106 microns) in ALS screen fire assays, as a function of sample grade (Source: Lynda Bloom)

Adequacy of the Sample Collection, Preparation, Security, and Analytical Procedures

The QP has reviewed the adequacy of the sample preparation, security, and analytical procedures conducted by NFG between the start of the Queensway exploration programs (2019) and the Effective Date of this Technical Report and found no significant issues or inconsistencies that would cause one to question the validity of the data. A reasonable practical level of sample security from the field to the analytical laboratories is maintained by NFG.

The analytical work conducted on behalf of NFG is completed by independent, commercial, and accredited laboratories. NFG has employed reasonable gold standard sampling practices, analytical methods, and QA-QC protocols, the latter of which incudes CRMs, Sample Blanks, core duplicates, pulp duplicates, coarse reject duplicates, and check-laboratory assays. Additionally, NFG has conducted a robust comparison between conventional screen fire assays and PhotonAssayTM analyses that provides a reasonable and sufficient level of confidence in the PhotonAssayTM technique. NFG’s QA-QC work was designed and reviewed by Lynda Bloom, P. Geo., of Analytical Solutions, who specializes in analytical geochemistry, quality assurance and quality control. The QP’s review of the QA-QC results provides the opinion that the data is of reasonable quality, minimal contamination occurred during sample preparation and at the laboratories, and the analytical results are repeatable with good precision and accuracy.

The QP is therefore satisfied with the adequacy of the sample preparation, security, and analytical procedures as implemented by NFG. The resulting exploration and drillhole assay databases are reasonable and sufficient for ongoing exploration activities and target generation. The core logging and drill core assay database is of reasonable quality to formulate three-dimensional models, define the geometry of mineralized zones, and for use in potential future mineral resource estimations.

5.9	Data Verification
5.9.1	Data Verification Procedures

NFG’s Queensway Gold Project is an early-stage exploration project, and the Technical Report presents a geological introduction to the project along with a summary of the Company’s exploration programs through to an Effective Date of 24 January 2023. The primary datasets involve 1) historical exploration results, and 2) NFG’s exploration programs including till, soil, rock, and drill core sample collection and analytical work. This section describes the steps taken by the QP to verify the data in this technical report.

5.9.2	Historical Exploration Information

Information related to the historical mineral occurrences that was downloaded directly from the Government of Newfoundland and Labrador Geoscience Atlas, predominantly as GIS shapefiles (https://geoatlas.gov.nl.ca). The historical mineral occurrences in Newfoundland and Labrador and compiled and published by Department of Industry, Energy and Technology. The Mineral Occurrence Data System (MODS) includes an inventory of historical mineral occurrences in the province. The digital database contains information on approximately 6,000 mineral occurrences, and a collection of mineral occurrence maps. The QP has not validated all historical mineral occurrences within, and adjacent to, the Queensway Property; rather the QP is dependent on the Government of Newfoundland and Labrador geologists and staff that have meticulously compiled the mineral occurrences through a series of compilation efforts originating in 1976 and maintained to the present.

Historical drillhole information was provided to the QP by NFG’s management team during the onset of the Technical Report preparation in December 2022. These data were originally compiled by NFG from numerous assessment reports. The only method currently available for the QP to validate the historical drill locations and complementary information is by comparing the historical drillhole information against the publicly available government GIS database, and hardcopy assessment reports related to the historical projects. The QP downloaded historical drillhole information from the Government of Newfoundland and Labrador Geoscience Atlas as GIS shapefiles (https://geoatlas.gov.nl.ca). Several drillholes reported in the NFG historical drillhole data compilation were not included in the government dataset. The QP confirmed the existence of within-Property historical drillholes using the publicly available assessment reports related to these historical drill programs.

Historical soil, rock, till, trench channel, stream sediment and lake sediment sampling and gold assay datasets were provided to the QP by NFG’s management team as csv files during the onset of the Technical Report preparation. These data were originally compiled by NFG from numerous assessment reports. The data were only partially validated by the QP by comparing the data in the electronic dataset versus the publicly available, hardcopy assessment reports.

5.9.3	New Found Gold Corp.’s Ground Geochemical, Drillhole, and Drill Core Assay Databases

NFG forwarded numerous datasets to the QP including 1) all surface geochemical survey assay digital datasets (till, soil, rock outcrop and float, and trench channel rock sample assays), 2) a “reviewer’s license” for the MX-Deposit system that NFG uses to manage its drillhole and surface sampling data base as well as sample dispatch and assay status and 3) all assay laboratory certificates.

The QP validated the surface geochemical sample assays by comparing all of the NFG electronic assay data against the hard copy laboratory certificates. In addition, the location of some of the anomalous surface geochemical assay data was validated in comparison to the historical mineral occurrences. The QP did discover some errors with NFG’s surface geochemical databases, which include a minor number of:

•	Historical soil and rock data that were mistakenly included within the NFG soil and rock dataset.
•	NFG till samples from 2016 that were missing and mistakenly included in an historical dataset (n=59).

•	NFG’s till samples that had erroneous Au assay results (n=10).
•	Channel samples that did not include sample coordinates (n=5).

These errors were communicated to NFG who made the appropriate revisions.

The QP validated the NFG drillhole collar database by independently documenting the collar locations of 6 random drillholes during a QP site inspection. All drill core assay data were exported from NFG’s MX-Deposit software and divided into smaller assay datasets that were based on individual prospects. The assay files were then validated by the QP against the hardcopy laboratory certificates. There were no gold assay errors. The QP did observe some drillhole IDs that had the wrong year (<5 errors), which was communicated to NFG who made the appropriate revisions to their database.

The QP validated the laboratory density measurements by comparing the electronic data file provided by NFG against the hard copy laboratory certificates. No errors were observed.

5.9.4	Qualified Person Site Inspection

On January 12-13, 2023, Roy Eccles P. Geol., P. Geo., visited the Queensway Gold Project in northeast Newfoundland on behalf of NFG in accordance with NI 43-101. The QP’s personal inspection at NFG Queensway Gold Project enabled the QP to:

•

Verify the overall setting of the Queensway Property in terms of licencing, topography, access, facilities (office, core shacks), and proximity of major gold prospects within the Property to the towns of Appleton and Gander, NL.

•	Observe the general geological setting of Queensway Property and the gold mineralization at the mineral prospects that are the subject of this technical report.
•	Observe and understand the exploration work that has been undertaken by NFG at the Queensway Property including geological mapping, rock sampling, soil sampling, geophysical surveys, and drilling.
•	Observe current exploration in the form of a multi-drill, diamond drill coring program.
•	Collect independent QP core samples from the Lotto, Keats Main, Keats West, and Keats Main South Extension prospects.
•

Discuss program details with NFG staff including 1) sample collection, security, preparation, analytical, and QA-QC procedure, 2) exploration practices, 3) core geology, and 4) ongoing development of a 3D geological modelling.

The QP documented the coordinate locations of 6 separate and random drillhole collars at the Keats Main and Keats North prospects. A comparison between the QP GPS locations and NFG’s surveyed collars is presented in Table 35. The due diligence collar location review showed minimal variation between the QPs GPS collar coordinates and those that were surveyed and documented within NFG’s drillhole database. In metres, the difference between the QP and NFG selected drillhole collars was between 0.4 and 3.4 m, which translates to reasonably low percentage of differences in the collar locations. It is the QP’s opinion that the drill collar locations observed are properly documented within NFG’s drillhole database.

Table 35. Qualified Person validation of 6 random drillhole collar locations at the Keats Main and Keats North prospects

	Qualified Person GPS collar coordinates			NFG Surveyed collar coordinates		Difference: Metres		Per cent difference
Drillhole ID	Prospect name	Easting (m) UTM Z21	Northing (m) UTM Z21	Easting (m) UTM Z21	Northing (m) UTM Z21	Easting (m)	Northing (m)	Easting (%)	Northing (%)
NFGC-22-697	Keats North	658226	5427737	658222.8	5427734.7	3.2	2.3	0.00048	0.00004
NFGC-22-538	Keats North	658195	5427710	658193.0	5427709.6	2.0	0.4	0.00030	0.00001
NFGC-22-663	Keats North	658243	5427655	658240.3	5427652.8	2.7	2.2	0.00041	0.00004
NFGC-20-72	Keats Main	658236	5427429	658234.4	5427426.8	1.6	2.2	0.00025	0.00004
NFGC-20-60	Keats Main	658257	5427428	658255.8	5427424.6	1.2	3.4	0.00019	0.00006
NFGC-21-77	Keats Main	658304	5427416	658301.9	5427415.7	2.1	0.3	0.00032	0.00001

At NFG’s Appleton Business Park archival drill core facility, the QP reviewed select drill cores from 4 separate drillholes that penetrated, and help to define, the Keats Main, Keats North, Keats West, and Lotto prospects. A total of 4 samples were collected independently by the QP (Table 36). In Gander, NL, at NFG’s primary core facility, the QP reviewed drill core from 6 separate drill cores from the Keats West, and Golden Joint prospects. An additional 2 core samples were collected by the QP from the Keats West prospect (Table 36).

The QP’s review of NFG’s drill core demonstrated the Hunts Cove Formation is defined as a turbiditic package of interlayered grey mudstone-siltstone sequences with basal siltstone-sandstone. The sedimentary rock package along or adjacent to the AFZ includes textures associated with folding and fault zones (fault gouge); however, the most distinguishing textures are related to the injection of carbonate-quartz veins. More specifically, textures include massive vuggy quartz veins, brecciated quartz veining, laminated quartz veins, and randomly orientated stockwork veining.

During the site inspection, gold was observed in cores from most of the drillholes observed by the QP. The gold occurred as 1) finely disseminated grains within distinct patches of silvery-grey sulphide material within the vein presumed to include arsenopyrite and lead-antimony sulfosalt (boulangerite), 2) finely disseminated grains along fracture planes, or 3) as millimetre-sized blebs, particularly within the massive, vuggy quartz veins.

The Keats Main prospect occurs along the Keats Baseline Fault Zone, which splays in a north-easterly direction off the AFZ (Figure 46). A fault damage zone, which occurs on both sides of the Keats Baseline Fault Zone, was observed in core, and reportedly extends for approximately 30 to 50 m total across both sides of the fault zone.

With respect to geochemical validation of the gold mineralization at the Queensway Property, the QP-collected samples were bagged, labelled, sealed, and placed in a 5-gallon pail for shipping by the QP. The pail was sealed by the QP using packing tape and the pail was couriered via Purolator from Gander, NL to MSALABS in Val-d’or, QC for analysis by Chrysos PhotonAssayTM using the same analytical methodologies used by NFG. With respect to chain of custody the QP managed the QP-collected samples from collection through to sample shipping.

The 6 QP-collected samples yielded between 1.04 and 3.76 ppm Au using the PhotoAssayTM analytical technique (Table 36; Figure 45). The independent sample collection and analytical work conducted by the QP confirms the gold mineralization that is the subject of the NFG Queensway Property technical report.

Table 36. Summary of QP-collected core samples to validate gold mineralization at the Queensway Property

							Photon
					Internal	No. of	Assay Au
	NFG Drillhole		From	To	length	analytical	result
QP Sample ID	ID	Prospect name	(m)	(m)	(m)	splits	(ppm) [1]
RE23-NFG-Q001	NFGC-22-600	Keats Main Deep	512.40	513.15	0.75	7	3.716
RE23-NFG-Q002	NFGC-22-705	Keats Main	79.00	79.35	0.35	4	3.756
RE23-NFG-Q003	NFGC-22-754	Keats North	120.50	121.50	1.00	10	3.719
RE23-NFG-Q004	NFGC-22-895	Lotto North	178.05	178.60	0.55	5	1.044
RE23-NFG-Q005	NFGC-22-773	Keats West	19.50	20.00	0.50	5	1.507
RE23-NFG-Q006	NFGC-22-773	Keats West	33.00	33.55	0.55	5	2.214

1  Chrysos PhotonAssay (Code CPA-Au1E) analytical result.

- Crushed up to 1 kg to 70% passing 2 mm. Split samples into approximately 500 g cups.

- Gamma ray analysis of sample for gold by photon assay instrument, to extinction.

- Value presented represents a weight-normalized average of each cup analyzed per sample.

5.9.5	Data Limitations

Due to the lack of QA-QC information pertaining to historical exploration work, and in particular the historical grab rock sample geochemical data, it is the opinion of the QP that these historical gold assay data should not be utilized as part of future work conducted by NFG, including any potential mineral resource estimations.

Only those historical drillholes whose location and assay information can be confirmed to be reliable, and for which the original logging information can be integrated into the NFG logging system, should be considered for incorporation into NFG’s project data base.

657500
658000
658500
659000
5429000
5428500
5428000
5427500
5427000
Queensway North
Trench 26
ID: NFGC-22-895
Au: 1.044 ppm
Sunday Zone
Lotto
Regular Trench
Powerline
Dome
APPLETON FAULT ZONE (AFZ)
Little Zone
Golden Joint
Road
Hornet
ID: NFGC-22-773
Au: 1.507 ppm
2.214 ppm
ID: NFGC-22-754
Au: 3.719 ppm
Cokes
Baseline
Keats
ID: NFGC-22-705
Au: 3.756 ppm
KEATS-BASELINE FAULT ZONE
ID: NFGC-22-600
Au: 3.716 ppm
N
Legend
Drillhole Location
Au Showings
Property Outline
Waterbodies
Fault Zone
NEWFOUND GOLD CORP
Queensway Project, NL, Canada
Qualified Person Core Sampling Analytical Gold Results
1:11,000
UTM N83 Zone 21
Jan 2023
0
350
m
APEX Geoscience Ltd.

Figure 46. Drillhole collar locations of QP-collected core samples and gold assay results

5.9.6	Adequacy of the Data

The QP has reviewed historical exploration information associated with the Queensway Property, and surrounding area, and concludes that the survey information yields valid information as related to the geology of the Property and are therefore sufficient to be used in background geological interpretations.

The QP has reviewed the adequacy of NFG’s sample preparation, security, and analytical procedures and found no significant issues or inconsistencies that would cause one to question the validity of the data. The exploration work was conducted in accordance with CIM Mineral Exploration Best Practice Guidelines (2018). The analytical work was conducted at independent, commercial, and accredited laboratories that used reasonable gold standard sampling practices and analytical methods.

During the site inspection, the QP discussed logging protocols, density measurements, sampling procedures, and QA-QC measures with the NFG team. All-in-all, the Company, and the on-site team, has used the appropriate methodologies with respect to sample preparation, analyses, and security to ensure the integrity of the data.

With respect to QA-QC work, NFG has properly utilized and interpreted CRMs, Sample Blanks, core duplicates, pulp duplicates, coarse reject duplicates, and check-lab assays. Additionally, NFG has conducted a robust comparison between conventional screen fire assays and PhotonAssayTM analyses that provides a reasonable and sufficient level of confidence in the PhotonAssayTM technique. The review of the QA-QC results enables the QP to form the opinion that the NFG exploration data is of reasonable quality, minimal contamination occurred during sample preparation and at the laboratories, and the analytical results are repeatable with good precision and accuracy.

It is the QP’s opinion that the NFG exploration data and resulting datasets provide a reasonable and accurate representation of the Queensway Project and are of sufficient quality to support the technical summary, conclusions, and recommendations presented in this technical report.

6	DIVIDENDS AND DISTRIBUTIONS
6.1	Summary

The Company has not, since the date of its incorporation, declared or paid any dividends or other distributions on its Common Shares, and does not currently have a policy with respect to the payment of dividends or other distributions. The Company does not currently pay dividends and does not intend to pay dividends in the foreseeable future. The declaration and payment of any dividends in the future is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws, financial performance, working capital requirements of the Company and its subsidiaries, and such other factors as its directors consider appropriate. There can be no assurance that the Company will pay dividends under any circumstances. See “Risk Factors – Risks Related to the Company – Dividends”.

7	DESCRIPTION OF CAPITAL STRUCTURE
7.1	Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value (the “Common Shares”). As at December 31, 2023, there were 186,873,012 Common Shares issued and outstanding. As of the date of this AIF, there are 189,090,365 Common Shares issued and outstanding and 12,467,750 Common Shares issuable upon exercise of outstanding stock options (“Options”).

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive dividends as and when declared by the Board in respect of the Common Shares on a pro rata basis. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Any alteration of the rights, privileges, restrictions and conditions attaching to the Common Shares under the Company’s Articles must be approved by at least two-thirds of the Common Shares voted at a meeting of the Company’s shareholders.

8	MARKET FOR SECURITIES
8.1	Trading Price and Volume

New Found’s Common Shares are currently listed for trading through the facilities of the TSXV under the symbol “NFG” and on the NYSE American under the symbol “NFGC”. No other securities of New Found are traded or quoted on any marketplace.

During the most recently completed financial year, the Common Shares traded on the TSXV as follows, based on information available from the TMX Group:

TSX VENTURE EXCHANGE
Month	Volume	High (Cnd$)	Low (Cnd$)
January 2023	2,952,623	5.80	4.85
February 2023	1,616,496	5.45	4.41
March 2023	5,855,544	6.97	4.73
April 2023	2,506,247	7.60	5.88
May 2023	2,666,419	7.00	5.56
June 2023	2,811,223	6.79	5.81
July 2023	1,902,369	6.93	5.84
August 2023	2,276,370	6.27	5.68
September 2023	2,112,957	6.15	5.47
October 2023	2,260,401	6.30	5.02
November 2023	3,083,727	5.34	4.65
December 2023	2,578,613	5.17	4.52

During the most recently completed financial year, the Common Shares traded on the NYSE American as follows, based on information available from NYSE American:

NYSE AMERICAN
Month	Volume	High (US$)	Low (US$)
January 2023	3,401,819	4.2717	3.61
February 2023	2,384,043	4.10	3.25
March 2023	5,460,000	5.1987	3.44
April 2023	3,949,051	5.70	4.32
May 2023	4,328,912	5.145	4.10
June 2023	5,701,578	5.10	4.3213
July 2023	5,750,219	5.27	4.41
August 2023	6,208,143	4.72	4.2001
September 2023	4,218,135	4.54	4.04

NYSE AMERICAN
Month	Volume	High (US$)	Low (US$)
October 2023	5,564,917	4.60	3.61
November 2023	5,340,873	3.905	3.38
December 2023	5,384,663	3.825	3.32

8.2	Prior Sales

During the most recently completed financial year, the Company did not issue securities that are not listed on the TSXV or NYSE American.

9	DIRECTORS AND OFFICERS
9.1	Name, Occupation and Security Holding

The name, municipality of residence, positions held with the Company, and principal occupation within the five preceding years as at the date of this AIF of each director and executive officer of New Found are as follows:

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
COLLIN KETTELL (1) Puerto Rico, United States	Chief Executive Officer, Executive Chairman, and Director

Chief Executive Officer, New Found (April 2022 – present) (2016 – 2020); Executive Chairman, New Found (March 2020 – present); Chief Executive Officer and Director, Nevada King Gold Corp. (January 2019 – present); Chief Executive Officer and Director, Palisades Goldcorp Ltd. (August 2019 – present); Director, Radio Fuels Energy Corp. (May 2023 – present). Majority of the foregoing companies are mineral exploration and development companies.

			January 21, 2016	5,155,000 (1) (2.73%)

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
DENIS LAVIOLETTE Ontario, Canada	President and Director

Executive Chairman, EarthLabs Inc. (February 2019 – present); Chief Executive Officer, Earthlabs Inc. (March 2023 – present) (2019 – 2020); Chairman, Kirkland Lake Discoveries Corp. (May 2023 – present); Director and Chief Executive Officer, Golden Planet Mining Corp. (2021 – present); Director, Xtra-Gold Resources Corp. (2015 – present); President, EarthLabs Inc. (February 2019 – March 2023). The foregoing companies are mineral exploration and development companies.

			January 21, 2016	2,175,000 (1.15%)
GREG MATHESON Ontario, Canada	Chief Operating Officer	COO, New Found, since 2018; former Manager of Exploration, Northern Gold Mining Inc., former Senior Project Manager, Oban Mining Corp., Osisko Mining Inc. All of the foregoing companies are mineral exploration and development companies.	-	Nil
MICHAEL KANEVSKY British Columbia, Canada	Chief Financial Officer	CFO, New Found, since 2019; CFO, Golden Planet Mining Corp.; former CFO, Mexican Gold Mining Corp; former CFO, Palisades Goldcorp Ltd. All of the foregoing companies are mineral exploration and development companies.	-	Nil

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
MELISSA RENDER Newfoundland and Labrador, Canada	VP Exploration	VP Exploration, New Found (since January 11, 2022); former Senior Project Geologist, Elko Mining Group; former Senior Project Geologist, TMAC Resources Inc.; former Gold Exploration Consultant, Kinross Gold Corp.; former Gold Exploration Consultant, Chalice Gold Mines Ltd.; former Gold Exploration Consultant, McEwen Mining Inc.; former Gold Exploration Consultant Warrior Gold Inc.; former Gold Exploration Consultant, New Found Gold Corp. All of the foregoing companies are mineral exploration and development companies.	-	2,000 (0.00%)
DOUGLAS HURST British Columbia, Canada	Director

Director, New Found Gold Corp. (May 2021– present); Chairman, Elevation Gold Mining Corporation (February 2021 – present); Director, Calibre Mining Corp. (September 2016 – present); Director, Newcore Gold Ltd. (April 2017 – present). All of the foregoing companies are mineral exploration and development companies or mineral production companies.

			May 10, 2021	93,023 (0.05%)
VIJAY MEHTA New Jersey, United States	Director

Co-Founder, Arkview Capital LLC (January 2020 – present); Managing Director and Member of Investment Committee, Ziff Brothers Investments (2016 – 2019); Investment Professional, Ziff Brothers Investments (2010 – 2019). Arkview Capital is a private equity fund and Ziff Brothers Investments is a family office investment firm.

			April 13, 2022	Nil

Name and Residence	Position(s) and Office(s) with New Found	Principal Occupation(s) During Past Five Years	Director Since	Number and Percentage of Common Shares Held as of date of this AIF
RAYMOND THRELKELD Florida, United States	Director

Independent mining consultant (2013 – present); Director, Calibre Mining Corp. (November 2018 – present); Director, Elevation Gold Mining Corporation (2021 – 2023). All of the foregoing companies are gold mining and development companies.

			October 11, 2022	3,500 (0.00%)
RON HAMPTON Newfoundland and Labrador, Canada	Chief Development Officer	Chief Development Officer, New Found since June 1, 2022; former Project Director for Centerra Gold and former Project Director for Sociedad Minera de Santander, Minesa (Colombia). All of the foregoing companies are gold mining and mineral exploration and development companies.	-	Nil

Notes:

(1)

Mr. Kettell is the principal securityholder of Palisades Goldcorp Ltd., which directly holds the 46,766,425 Common Shares (or 24.74% of the issued and outstanding Common Shares) as at the date of this AIF.

9.2	Directors’ Terms of Office

The term of office for each director of New Found expires at the next annual general meeting of shareholders of the Company.

The members of Board committees are appointed by the Board of Directors as soon as possible following each annual general meeting of shareholders of the Company.

The officers of New Found are appointed by the Board of Directors and hold office for such period and on such terms as the Board of Directors may determine.

9.3	Committees of the Board

The committees of the Board and the directors serving on each of the committees are described below:

9.4	Audit Committee
9.4.1	Overview

The Company has formed an audit committee (the “Audit Committee”) comprised of Douglas Hurst (Chair), Vijay Mehta and Raymond Threlkeld, all of whom are “financially literate” and independent as such terms are defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).

The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditors of the Company report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, if any, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditors, at least annually, the integrity of the internal controls over financial reporting and disclosure; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.

The full text of the Audit Committee Charter is attached to this AIF as Schedule “A”.

9.4.2	Relevant Education and Experience

Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Douglas Hurst

Mr. Hurst has over 30 years of experience in the mining and natural resource industries having acted as geologist, consultant, mining analyst, senior executive and board member. Mr. Hurst was previously a mining analyst with McDermid St. Lawrence Securities Ltd. and Sprott Securities Inc. and a contract analyst to Pacific International Securities Inc. and Octagon Capital Corporation. He was a founding executive of International Royalty Corporation, which was purchased by Royal Gold, Inc. for $700 million. Recently, Mr. Hurst was one of the founders of Newmarket Gold Inc., which was purchased for approximately $1 billion by Kirkland Lake Gold Ltd in November 2016. Mr. Hurst holds a Bachelor of Science in Geology from McMaster University (1986). Based on his experience, Mr. Hurst has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Vijay Mehta

Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar. Mr. Mehta is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview, Mr. Mehta was a Managing Director and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group and investment bank, Morgan Stanley. Based on his experience, Mr. Mehta has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

Raymond Threlkeld

Mr. Threlkeld has over 40 years of extensive technical expertise managing teams through exploration, reserve estimates, feasibility studies, and construction, leading several operations through to production including Cowal Gold Mine, Australia; Veledaro, Argentina; Lagunas Norte & Pierina, Peru; and Bulyanhulu, Tanzania. The Pierina Mine produced over 8 million ounces of gold in a 20-year period and launched Barrick Gold to the top of the South American mining industry. In senior executive positions with Barrick Gold, Western Goldfields, Newmarket Gold, Inc., and Rainy River Resources, among others, Mr. Threlkeld has been involved in the acquisition of more than $1billion in assets, managed an estimated $1.4 billion in construction spending, and created billions in shareholder value. As a Chairman of Newmarket Gold, Inc., the team sold the company for more than $1 billion in 2016. The sale of Newmarket Gold created over $4 billion in value for Newmarket shareholders from an initial acquisition cost of $25 million. In addition, Mr. Threlkeld was a director and Audit Committee member for Kirkland Lake Gold from 2016 to 2022. Based on his experience, Mr. Threlkeld has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an Audit Committee member.

9.4.3	Pre-Approval Policies and Procedures

The Audit Committee mandate requires that the Audit Committee pre-approve any retainer of the auditor of the Company to perform any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting.

9.4.4	Reliance on Certain Exemptions

Other than as disclosed above, at no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), the exemption in section 3.2 of NI 52-110 (Initial Public Offerings), the exemption in subsection 3.3(2) of NI 52-110 (Controlled Companies), the exemption in section 3.4 of NI 52-110 (Events Outside Control of Member), the exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), the exemption in section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

9.4.5	External Auditor Service Fees by Category

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) were as follows:

Financial Year Ending	Audit Fees	Audit Related Fees (1)		Tax Fees (2)		All Other Fees (3)
December 31, 2023 (4)	$287,281	$	Nil	$	Nil	$	Nil
December 31, 2023 (5)	$117,453		$18,360		$4,590		$26,826
December 31, 2022	$89,257		$50,320		$4,900		$59,088

Notes:

(1)	Fees charged for assurance and related services that are reasonably related to the performance of an audit, and not included under Audit Fees.
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.
(4)	Fees charged by KPMG LLP, Chartered Professional Accountants.
(5)	Fees charged by Crowe MacKay LLP, Chartered Professional Accountants.

On July 31, 2023, New Found appointed KPMG LLP, Chartered Professional Accountants, as the auditor of the Company. At the request of the Company, Crowe MacKay LLP resigned as the auditor of the Company. There were no reportable events, as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) between New Found and Crowe MacKay LLP. New Found filed the required reporting package in accordance with NI 51-102 on August 1, 2023.

9.5	Nominating and Corporate Governance Committee

The Company has formed a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) comprised of Vijay Mehta (Chair), Collin Kettell and Douglas Hurst. Mr. Hurst and Vijay Mehta are considered “independent” and Collin Kettell, as Executive Chairman and Chief Executive Officer, is not considered “independent”, pursuant to NI 52-110. In consultation with the Board, the Nominating and Corporate Governance Committee identifies and recommends to the Board potential nominees for election or re-election to the Board as well as individual directors to serve as members and chairs of each committee. The Nominating and Corporate Governance Committee establishes and reviews with the Board the appropriate skills and characteristics required of members of the Board, taking into consideration the Board’s short-term needs and long-term succession plans. In addition, the Nominating and Corporate Governance Committee develops, and annually updates, a long-term plan for the Board’s composition, taking into consideration the characteristics of independence, age, skills, experience and availability of service to the Company of its members, as well as opportunities, risks, and strategic direction of the Company.

9.6	Compensation Committee

The Company has formed a Compensation Committee comprised of Collin Kettell (Chair), Douglas Hurst and Vijay Mehta. Douglas Hurst and Vijay Mehta are considered “independent” and Collin Kettell, as Executive Chairman and Chief Executive Officer is not considered “independent”, pursuant to NI 52-110.

Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters:

●	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation; and
●	reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

While the Board is ultimately responsible for determining all forms of compensation to be awarded to the CEO, other executive officers and directors, the Compensation Committee will when appropriate review the Company’s compensation philosophy, policies, plans and guidelines and recommend any changes to the Board.

9.7	Technical Committee

The Company has formed a Technical Committee comprised of Denis Laviolette (Chair), Douglas Hurst and Raymond Threlkeld. Douglas Hurst and Raymond Threlkeld are considered “independent” and Denis Laviolette, as President is not considered “independent”, pursuant to NI 52-110.

The purpose of the Technical Committee is to provide assurance to the Board as to the operational performance and operating risks of the Company, regarding those areas where technical understanding is required:

●	exploration, permitting, development, execution, and construction, operation of mining activities, security, and supply chain management;
●	resources and reserves on the Company’s mineral resource properties;
●	operating and production plans for proposed and existing operating mines;
●	project and operations readiness;
●	major commercial commitments; and
●	ensuring the Company implements best-in-class property development and operating practices.

The charter of the Technical Committee provides that it is responsible for, among other things, the following matters:

●	review and assess the reporting of all operating activities (to include exploration, mining, development, execution, construction, security, and supply chain management) and in the Committee’s discretion, make recommendations to the Board for consideration;
●	review risk management procedures and monitor risks in all operating activities;
●	review the effectiveness of the reporting of technical and operating matters;
●	assess the adequacy of strategic planning, forecasting, and budgeting;
●	assess legal and regulatory compliance of technical and operating matters;
●	engage third-party technical consultants, where necessary;
●	assess the performance of key operating personnel and operating teams;
●	advise the CEO when required on specific M&A opportunities as requested by the CEO or directed by the Board;
●	report and make recommendations to the Board on all technical and operating matters including material proposals, material contracts, and major commercial arrangements with potential key contractors and service providers; and
●	perform such other duties as may be assigned by the Board from time to time or as may be required by applicable regulatory authorities or legislation.
9.8	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the Company’s directors or executive officers is, as of the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of the Company’s directors or executive officers, nor, to its knowledge, any shareholder holding a sufficient number of its securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The information contained in this AIF as to ownership of securities of the Company, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of the Company, has been provided by each director and executive officer of the Company individually.

Douglas Hurst was a director on the board of directors of Greatbanks Resources Ltd. (now Goldhills Holding Ltd.) (“Greatbanks”) from December 2003 to July 2016. On December 11, 2015, Greatbanks was subject to a cease trade order by the B.C. Securities Commission. The order was issued as a result of the Greatbank’s failure to file its annual audited financial statements for the financial year ended July 31, 2015. The financial statements were filed on March 18, 2016 and the cease-trade order was rescinded on March 21, 2016. Greatbanks resumed trading on the TSXV on June 1, 2016.

9.9	Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential material conflicts of interest between the Company and any of its directors or officers as of the date hereof. However, certain of the Company’s directors and officers are, or may become, directors or officers of other companies with businesses which may conflict with its business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on the Company’s behalf. See also “Risk Factors – Conflicts of Interest”.

Pursuant to the BCBCA, directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

Generally, as a matter of practice, directors who have disclosed a material interest in any contract or transaction that the Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will refrain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which directors or officers may have a conflict.

10	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than described below, to the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is the subject matter of, or was the subject matter of, since the beginning of the financial year ended December 31, 2022, and no such proceedings or actions are known by the Company to be contemplated.

On November 15, 2019, ThreeD and 131 each entered into share purchase agreements with Palisades (the “Share Purchase Agreements”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades Goldcorp Ltd. (“Palisades”) and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 drill program and the results were not disclosed to

ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. The parties completed an additional round of examinations for discovery in January 2023, following which the plaintiffs set the action down for trial. The trial has been scheduled for January 2025.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, since its incorporation.

11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of the Company, no director or executive officer, or person or company that beneficially owns, or controls and directs, directly or indirectly, more than 10 percent of the any class or series of the voting securities of the Company, or any associate or affiliate of the foregoing, have had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company.

Certain directors and/or executive officers have been granted stock options of the Company and has received consulting fees for services provided to New Found.

12	TRANSFER AGENT AND REGISTRAR

New Found’s transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

13	MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, the Company’s stock option plan is the only material contract to which New Found is a party to or entered into in the financial year ended December 31, 2023, or subsequently prior to the date of this AIF, or material contract entered into prior to the beginning of the financial year ended December 31, 2023, which remain in effect as at the date of this AIF.

Stock Option Plan

New Found has a stock option plan pursuant to which the Board of Directors may grant Options to any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board of Directors may determine, exercisable to acquire Common Shares up to a maximum of 10% of the issued and outstanding Common Shares at the time of grant. Every Option granted has a term not exceeding 10 years after the date of grant. There are currently 12,467,750 Options issued and outstanding as at the date of this AIF.

Outside of the above, New Found is not aware of any material contracts of the Company that were entered into (a) within the last financial year and up to the date of this AIF, or (b) before the last financial year but still in effect, and that is required to be filed under Part 12 of NI 51-102 or that would be required to be filed under 51-102 but for the fact that it was previously filed.

14	INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Queensway Project is included in this AIF based upon the Technical Report with an effective date of January 24, 2023, prepared by D. Roy Eccles, M.Sc., P. Geol., P. Geo., of APEX Geoscience Ltd., who is an independent Qualified Person under NI 43-101.

To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individual and their firm do not beneficially own, directly or indirectly, any Common Shares.

The technical content disclosed in this AIF, other than the technical content disclosed in Section 5 hereof, was reviewed and approved by Melissa Render, P.Geo., Vice President of Exploration of the Company and Qualified Person as defined in NI 43-101. To the knowledge of the Company, Melissa Render, is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

KPMG LLP, the auditor of the Company’s audited financial statements as of and for the year ended December 31, 2023, has advised the Company that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Crowe MacKay LLP, the auditor of the Company’s audited financial statements for the year ended December 31, 2022, has advised the Company that it is independent of the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

15	ADDITIONAL INFORMATION

Additional information relating to New Found may be found on New Found’s website https://newfoundgold.ca/ or under New Found’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of New Found’s securities and securities authorized for issuance under equity compensation plans, is contained in New Found’s information circular for its most recent annual meeting of securityholders that involved the election of directors. Additional financial information in relation to New Found is provided in the Company’s audited financial statements and management’s discussion and analysis for the years ended December 31, 2023 and 2022.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF NEW FOUND GOLD CORP.

1.ROLE AND OBJECTIVE

The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of New Found Gold Corp. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation.

The Committee and its membership shall to the best of its ability, knowledge and acting reasonably, meet all applicable legal, regulatory and listing requirements, including, without limitation, those of any stock exchange on which the Corporation’s shares are listed, the Business Corporations Act (British Columbia) (the “Act”), and all applicable securities regulatory authorities.

2.COMPOSITION

•	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.
•

At least two members of the Committee shall be “independent” and each Committee member shall be financially literate (as such terms are defined under applicable securities laws and exchange requirements for audit committee purposes). Each member of the Committee shall be able to read and understand the Corporation’s financial statements, including the Corporation’s statement of financial position, income statement and cash flow statement and any other applicable statements or notes to the financial statements.

•

Members of the Committee shall be appointed at a meeting of the Board, typically held following the annual shareholders’ meeting. Each member shall serve until his/her successor is appointed unless he/she shall resign or be removed by the Board or he/she shall otherwise cease to be a director of the Corporation. Any member may be removed or replaced at any time by the Board.

•	Where a vacancy occurs at any time in the membership of the Committee, it may be filled by a vote of a majority of the Board.
•

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be an independent director (as described above).

•	If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.
•	The Chair of the Committee presiding at any meeting shall not have a casting vote.

•The Committee shall appoint a secretary (the “Secretary”) who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee. This role is normally filled by the Secretary of the Corporation.

3.MEETINGS

•

The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, provided that meetings of the Committee shall be convened whenever requested by the auditor that is appointed by the shareholders (the “Independent Auditor”) or any member of the Committee in accordance with the Act.

•

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee, when possible at least 48 hours prior to the time fixed for such meeting.

•

A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

•

Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

•	A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.
•

If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

•	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains on the Committee.
•

At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision. Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully effective as if it had been made at a meeting duly called and held.

•

The CEO and CFO are expected to be available to attend meetings when requested, but a portion of every meeting will be reserved for in camera discussion without the CEO or CFO, or any other member of management, being present.

•

The Committee may by specific invitation have other resource persons in attendance such officers, directors and employees of the Corporation and its subsidiaries, and other persons, including the Independent Auditor, as it may see fit, from time to time, to attend at meetings of the Committee.

•	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.
•	The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.
•	Minutes of Committee meetings shall be sent to all Committee members.

•The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.

4.RESOURCES AND AUTHORITY

•

The Committee shall have access to such officers and employees of the Corporation and its subsidiaries and to such information with respect to the Corporation and its subsidiaries as it considers being necessary or advisable in order to perform its duties and responsibilities.

•

The Committee shall have the authority to engage and obtain advice and assistance from internal or external legal, accounting or other advisors and resources, as it deems advisable, at the expense of the Corporation.

•	The Committee shall have the authority to communicate directly with the Independent Auditor.

5.RESPONSIBILITIES

A.Chair

To carry out its oversight responsibilities, the Chair of the Committee shall undertake the following:

•

provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

•

chair meetings of the Committee, unless not present (including in camera sessions), and report to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

•	ensure that the Committee meets on a regular basis and at least four times per year;
•	in consultation with the Committee members, establish a calendar for holding meetings of the Committee;
•	ensure that Committee materials are available to any director on request;
•	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the objectives and responsibilities of the Board as a whole;
•	foster ethical and responsible decision making by the Committee and its individual members;
•	encourage Committee members to ask questions and express viewpoints during meetings;
•	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the Committee from time to time;
•	ensure that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently;
•	attend each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

•perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

B.The Committee

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditor as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee is hereby delegated the duties and powers specified in Section 225 of the Act and, without limiting these duties and powers, the Committee will carry out the following responsibilities:

Financial Accounting and Reporting Process and Internal Controls

•

review the annual audited financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditor as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

•	assess the integrity of internal controls and financial reporting procedures and ensure implementation of appropriate controls and procedures.
•

review the financial statements, management’s discussion and analysis relating to annual and interim financial statements, and press releases and any other public disclosure documents containing financial disclosure before the Corporation publicly discloses this information.

•

be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of these procedures.

•

meet no less frequently than annually with the Independent Auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee deems appropriate.

•

inquire of management and the Independent Auditor about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

•	review the post-audit or management letter containing the recommendations of the Independent Auditor and management’s response and subsequent follow-up to any identified weaknesses.
•	oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.
•

in consultation with the Corporate Governance and Nominating Committee, ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting and overseeing a corporate code of ethics for senior financial personnel.

•	establish procedures for:
•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and
•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

•provide oversight to related party transactions entered into by the Corporation.

Independent Auditor

•	recommend to the Board for approval by shareholders, the selection, appointment and compensation of the Independent Auditor;
•	be directly responsible for oversight of the Independent Auditor and the Independent Auditor shall report directly to the Committee;
•

with reference to the procedures outlined separately in “Procedures for Approval of Non-Audit Services” (attached hereto as Appendix ‘A’), pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditor;

•	review the Independent Auditor’s audit plan, including scope, procedures, timing and staffing of the audit;
•	review the results of the annual audit with the Independent Auditor, including matters related to the conduct of the audit, and receive and review the auditor’s interim review reports; and
•	review fees paid by the Corporation to the Independent Auditor and other professionals in respect of audit and non-audit services on an annual basis.

Other Responsibilities

•	perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate;
•	institute and oversee special investigations, as needed; and
•	review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

Appendix A

Policy for Approval of Non-Audit Services

1.

In the event that New Found Gold Corp. (the “Corporation”) or a subsidiary of the Corporation wishes to retain the services of the Corporation’s Independent Auditor for services other than the annual audit (e.g. tax compliance, tax advice or tax planning, to meet the requirements of a regulatory filing or due diligence, to receive advice on various matters, etc.), the Chief Financial Officer of the Corporation shall consult with the Audit Committee of the Board of Directors (the “Committee”), who shall have the authority to approve or disapprove such non-audit services. The Chair of the Committee has the authority to approve or disapprove such non-audit services on behalf of the Committee, and shall advise Committee of such pre-approvals no later than the time of the next meeting of the Committee following such pre-approval having been given.

2.

The Committee, or the Chair of the Committee, as appropriate, shall confer with the Independent Auditor regarding the nature of the services to be provided and shall not approve any services that would be considered to impair the independence of the Independent Auditor. For greater clarity, the following is a non-exhaustive list of the categories of non-audit services that would be considered to impair the independence of the Independent Auditor:

(a)	bookkeeping or other services related to or requiring management decisions in connection with the Corporation’s accounting records or financial statements;
(b)	financial information systems design and implementation;
(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
(d)	actuarial services;
(e)	internal audit outsourcing services;
(f)	management functions;
(g)	human resources;
(h)	broker or dealer, investment adviser or investment banking services;
(i)	legal services;
(j)	expert services unrelated to the audit; and
(k)	any other service that the Canadian Public Accountability Board or any other applicable regulatory authority determines is impermissible.
3.

The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee any services pre-approved since the last report, at each meeting and no less frequently than on a quarterly basis.

4.

In accordance with the requirements set forth under the “Exemption for minimal non-audit services” provided by Section 2.3(4) of National Instrument 52-110 — Audit Committees, whereby the Independent Auditor has commenced a service and:

(a)	the Corporation or the subsidiary entity of the Corporation, as the case may be, and the Independent Auditor did not recognize the services as non-audit services at the time of the engagement;

(b)	once recognized as non-audit services, the services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit; and
(c)

the aggregate fees for the non-audit services not previously approved are immaterial in comparison to the aggregate fees paid by the Corporation to the Corporation’s Independent Auditor during the financial year in which the services are provided, such services shall be exempted from the requirements for pre-approval of non-audit services set out in this Policy.